UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

STEM, INC.

(Exact name of registrant as specified in its charter)

_____

Delaware	**001-39455**	**85-1972187**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

4 Embarcadero Ctr., Suite 710, San Francisco, California 94111

(Address of principal executive offices including zip code)

1-**877-374-7836**

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	**STEM**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 28, 2024, the aggregate market value of the common stock of the registrant held by non-affiliates was $170.2 million.

As of February 25, 2025, the number of shares of common stock outstanding was 164,149,723.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be included in Part III of this Annual Report on Form 10-K is set forth in, and is incorporated by reference from, Stem's definitive proxy statement for its 2025 Annual Meeting of Stockholders, to be filed by Stem with the Securities and Exchange Commission ("SEC") within 120 days after December 31, 2024 (the "2025 Proxy Statement").

STEM, INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2024

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K (this "Report"), as well as other statements we make, contains "forward-looking statements" within the meaning of the federal securities laws, which include any statements that are not historical facts. Such statements often contain words such as "expect," "may," "can," "believe," "predict," "plan," "potential," "projected," "projections," "forecast," "estimate," "intend," "anticipate," "ambition," "goal," "target," "think," "should," "could," "would," "will," "hope," "see," "likely," and other similar words.

Forward-looking statements address matters that are, to varying degrees, uncertain, such as statements about financial and operating performance guidance, outlook, targets and other forecasts or expectations regarding, or dependent on, our business outlook and strategy and expectations around our new software and services-centric; our expectations regarding future estimates of variable consideration in connection with guarantees in certain customer contracts, and the resulting effects on revenue; our ability to secure sufficient and timely inventory from suppliers; our ability to meet contracted customer demand; our ability to manage manufacturing or delivery delays; our ability to manage our supply chain and distribution channels; our joint ventures, partnerships and other alliances; forecasts or expectations regarding energy transition and global climate change; reduction of greenhouse gas ("GHG") emissions; the integration and optimization of energy resources; our business strategies and those of our customers; our ability to retain or upgrade current customers, further penetrate existing markets or expand into new markets; the effects of natural disasters and other events beyond our control; the direct or indirect effects on our business of macroeconomic factors and geopolitical instability, such as the armed conflicts between Russia and Ukraine and in the Gaza Strip and nearby areas; the expected benefits of the Inflation Reduction Act of 2022 on our business; and our future results of operations, including revenue, adjusted EBITDA, and the other metrics presented herein.

Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to our inability to execute on, and achieve the expected benefits from, our operational and strategic initiatives; our inability to successfully execute on our new software and services-centric strategy; uncertainty around the status of the Inflation Reduction Act of 2022 as a result of the change in U.S. Administration; our inability to secure sufficient and timely inventory from our suppliers, as well as contracted quantities of equipment; our inability to meet contracted customer demand; supply chain interruptions and manufacturing or delivery delays; disruptions in sales, production, service or other business activities; general macroeconomic and business conditions in key regions of the world, including inflationary pressures, general economic slowdown or a recession, rising interest rates, changes in monetary policy, and instability in financial institutions; the direct and indirect effects of widespread health emergencies on our workforce, operations, financial results and cash flows; geopolitical instability, such as the armed conflicts between Russia and Ukraine and in the Gaza Strip and nearby areas; the results of operations and financial condition of our customers and suppliers; pricing pressures; severe weather and seasonal factors; our inability to continue to grow and manage our growth effectively; our inability to execute on our ongoing management transition and to attract and retain qualified employees and key personnel; our inability to comply with, and the effect on our business of, evolving legal standards and regulations, including those concerning data protection, consumer privacy, sustainability, and evolving labor standards; our inability to regain and maintain compliance with New York Stock Exchange listing standards; risks relating to the development and performance of our energy storage systems and software-enabled services; our inability to retain or upgrade current customers, further penetrate existing markets or expand into new markets; the risk that our business, financial condition and results of operations may be adversely affected by other political, economic, business and competitive factors; and other risks and uncertainties discussed in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K and in our other filings with the SEC. If one or more of these or other risks or uncertainties materialize (or the consequences of any such development changes), or should our underlying assumptions prove incorrect, our actual results or outcomes, or the timing of these results or outcomes, may vary materially from those reflected in our forward-looking statements. Forward-looking statements and other statements in this Report regarding our environmental, social, and other sustainability plans and goals are not an indication that these statements are necessarily material to the Company, investors or other stakeholders or required to be disclosed in our filings under U.S. securities laws or any other laws or requirements applicable to the Company. In addition, historical, current, and forward-looking environmental, social, and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Forward-looking statements in this Report are made as of the date of this Report, and we do not assume any obligation to update any forward-looking statements after the date of this Report, except as required by law.

ITEM 1. BUSINESS

Our New Strategy

In October 2024, we announced a new business strategy that reflects a renewed focus on developing and marketing our AI-enabled software and services offerings. This transition will entail significant operational changes, including reduction of what has historically been the source of most of our revenue (battery hardware resales), adjustments to the way we develop and market our products and services, and realignment of our business processes. These changes are expected to result in reduced revenue, restructuring-related costs and short-term disruptions in our operations, which may negatively affect our ability to effectively scale our software and services offerings and achieve our financial and operational targets. Failure to successfully and timely implement our new strategy may have a material adverse effect on our business, financial condition, and results of operations. See *"We may not be able to successfully implement our recently announced new strategy."* in Part I. Item 1A. "Risk Factors" in this Report for additional information about some risks related to our new strategy.

Overview

Stem, Inc., a Delaware corporation ("Stem," the "Company," "we," "us," or "our"), is a global leader in artificial intelligence ("AI")-driven software and services that enable its customers to plan, deploy, and operate clean energy assets. We offer a comprehensive suite of solutions that are designed to transform how solar and energy storage projects are developed, built, and operated, including (i) an integrated suite of software and edge hardware products, and (ii) full-lifecycle energy services from a team of industry experts. More than 16,000 global customers rely on Stem to maximize the value of their clean energy projects and portfolios.

Since our inception in 2009, we have engaged in developing and marketing AI-enabled software and services, raising capital, recruiting personnel, and growing our annual recurring revenue. As the energy landscape has changed in recent years, we have increasingly focused on larger, utility-scale projects, supporting asset owners, developers, utilities, operators, and traders. Over the last 15 years, we have grown into one of the most experienced clean energy software providers in the world, achieving milestones such as deploying software with multiple Fortune 500 companies, operating the largest virtual power plant in California, and becoming the de facto standard for commercial and industrial solar asset management software.

We operate in two key areas within the renewable energy landscape: solar and storage. In solar, we serve project developers, asset owners and engineering, procurement and construction firms (EPCs) by selling them solar edge devices and monitoring and control software, as well as professional services related to the design and commissioning of the same.

In storage, we serve project developers, asset owners, EPCs, and distributors by selling them software-enabled forecasting and optimization managed services that minimize spending on utility bills, or maximize revenue from energy market participation. In some cases, we also resell battery OEM hardware to our customers for a fee.

Some customers own both solar and storage assets, and use our full software capabilities and services across both asset classes.

Our suite of software applications is enabled by our AI platform, Athena®. Each application helps customers maximize the value of their energy assets. Our asset performance management (APM) application, PowerTrack™ APM, provides a unified solution that empowers asset owners and operators to efficiently monitor and control complex storage, solar, and hybrid portfolios for optimal performance. Our Energy Management System (EMS) application, PowerCore™ EMS, is a technology-agnostic, edge-to-cloud integration solution for monitoring, managing, and controlling energy storage and hybrid systems for maximum performance and reliability. Our energy storage optimization application, PowerBidder™ Pro, combines Athena's wholesale market bidding engine with a web interface, allowing users to choose between automated and user-defined trading strategies. To complement our software applications, we manufacture commercial- and utility-scale edge hardware solutions. These edge devices function across solar and storage products from multiple original equipment manufacturer ("OEM"). As of December 31, 2024, Athena had accumulated more than 43 million runtime hours, with more than 500,000 industrial Internet of Things ("IoT") devices under management, across more than 178,500 sites in 57 countries.

We also deliver software-enabled managed services to our customers through the Athena AI platform. We believe that the network created by our growing customer base increases grid resilience and reliability through the real-time balancing of market-based supply and demand signals. Additionally, our solutions are designed to support renewable energy generation by helping to alleviate grid intermittency issues, thereby reducing customer dependence on traditional, fossil fuel-based power generation resources.

To help our customers achieve long-term performance and profitability goals for their energy projects, we also provide advisory services spanning development and engineering, procurement and integration, and performance and operation services. In the early stages of project planning, our experts help lay a solid foundation for our customers' solar and storage projects by guiding the design and ensuring informed decision-making. During the building stage, we provide guidance for hardware procurement and integration for timely deployment. After assets are operational, we enable optimal economic and technical returns with managed energy services such as trading and bidding strategies, wholesale market participation, performance reporting, system warranties, and more.

History

We were originally known as Star Peak Energy Transition Corp. ("STPK"), which was a special purpose acquisition company that completed its public offering on August 20, 2020. On April 28, 2021 (the "Closing Date"), we consummated a business combination (the "Merger") pursuant to an Agreement and Plan of Merger by and among STPK, STPK Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPK ("Merger Sub"), and Stem, Inc., a Delaware corporation ("Legacy Stem"). The Merger was effected on the Closing Date through the merger of the Merger Sub with and into Legacy Stem, with Legacy Stem surviving as a wholly-owned subsidiary of the Company. Legacy Stem was a private company and is considered the Company's accounting predecessor.

On April 3, 2023, we issued $240.0 million aggregate principal amount of 4.25% Green Convertible Senior Notes due 2030 (the "2030 Convertible Notes") in a private placement offering to qualified institutional buyers (the "2023 Initial Purchasers") pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2030 Convertible Notes are senior, unsecured obligations of the Company and bear interest at a rate of 4.25% per year, payable in cash semi-annually in arrears in April and October of each year, beginning in October 1, 2023. The notes will mature on April 1, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Upon conversion, we may choose to pay or deliver cash, shares of common stock or a combination of cash and shares of common stock. The notes are redeemable for cash at our option at any time given certain conditions.

Our net proceeds from this offering were approximately $232.4 million, after deducting for $7.6 million of debt issuance costs primarily consisting of underwriters, advisory, legal, and accounting fees. On April 3, 2023, we used approximately $99.8 million of the net proceeds to purchase and surrender for cancellation approximately $163.0 million aggregate principal amount of our 0.50% Green Convertible Notes due 2028 (the "2028 Convertible Notes").

On March 29, 2023 and March 31, 2023, in connection with the pricing of the 2030 Convertible Notes, and on April 3, 2023, in connection with the exercise in full by the 2023 Initial Purchasers of their option to purchase additional notes, we entered into Capped Calls (the "2030 Capped Calls") with certain counterparties. We used $27.8 million of the net proceeds from the 2030 Convertible Notes to pay the cost of the 2030 Capped Calls.

Competitive Strengths

Our competitive strengths include the following:

- *Exceptional AI and Renewable Energy Expertise*: We have a seasoned leadership team with a demonstrated track record of execution and extensive experience in software, distributed energy expertise focused on AI, technology development, new market commercialization, renewable project development and utility / grid program operations.

- *Significant Benefits from Scale*: We believe we operate one of the largest global distributed clean energy networks, with nearly 30 Gigawatts ("GW") of solar assets under management and more than 5 Gigawatt-hours ("GWh") of contracted energy storage assets under management. This large network generates a significant amount of operational data which drives enhanced software performance.

- *Proven software capabilities*: Our core asset management software, PowerTrack, provides a flexible and comprehensive interface that allows customers to monitor and control individual solar assets and portfolios. Our energy storage software is able to co-optimize multiple energy market revenue streams. Both tools function across a diverse fleet of hardware throughout multiple geographies and energy markets.

- *Subject Matter Expertise*: Our goal is to provide a seamless customer experience from commercial proposal to installation to ongoing operations. Our advisory services span development and engineering, procurement and integration, and performance and operations. Our employees have deep industry and technical expertise, which enables us to provide a full suite of monitoring, control, optimization, scheduling, and reporting functionality for our customers.

- *Leading Strategic Partnerships*: We have numerous partnerships with a diverse set of industry leaders to reduce execution risk and increase speed to market in certain geographies. In 2024, we partnered with Ameresco for a 313 MWh, multiple-site project where we provided battery storage hardware, system design support, and Athena® software that will minimize costs and maximize efficiency. More recently, we announced a 484 megawatt ("MW") solar deployment for Neovolt, one of the largest renewable asset owners in Hungary, who will standardize its asset management on PowerTrack.

Research and Development

We have invested significant amounts of time and expense in the development of our software. The ability to maintain our leadership position depends in part on our ongoing research and development activities. Our software development, data science, and product professionals are responsible for the design, development, integration, and testing of our software products. We focus our efforts on developing our software to improve our algorithms, augment value with new revenue streams and localize our capabilities based on geography and regulatory considerations.

Intellectual Property

Intellectual property is a key differentiator for our business, and we seek protection whenever possible for the intellectual property that we own and control, including but not limited to patents, proprietary information, trade secrets and software tools and applications. We rely upon a combination of patent, copyright, trade secret and trademark laws, as well as employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our proprietary rights.

We have developed a significant patent portfolio to protect elements of our proprietary technology. As of December 31, 2024, we had more than 80 patents across storage and solar asset performance.

Our intellectual property encompasses a diverse mix of patents with respect to our proprietary systems and software. These patents relate to the following broad categories:

- power electronics, including the basic interaction of batteries with the power grid where such electronics convert direct current (DC) battery power to alternating current (AC) compatible grid power;

- analytics and control, including use cases and decisions into the operation of an energy storage system and the coordination of providing economic or operational value to a customer;

- networked operations and grid services that involve the aggregation and operation of a group of energy storage systems to provide value to a utility or grid operator; and

- monitoring and control of solar photo-voltaic power assets along with fault detection, performance analytics and solar generation forecasting.

"Athena®" is a registered-trademark, and Athena's trademarked applications include "Analyzer™," "Supervisor™," "Explorer™," and "PowerBidder™." The services relating to these trademarks include, but are not limited to, energy optimization services, software as a service for energy optimization services and energy storage charge and discharge.

We routinely review our development efforts to assess the existence and patentability of our intellectual property. We pursue the registration of our domain names and trademarks and service marks in the U.S. In an effort to protect our brand, as of December 31, 2024, we had nine registered trademarks in the U.S.

Competition

The clean energy industry is highly competitive, and new regulatory requirements for carbon emissions, technological advances, the lower cost of renewable energy, the decrease in battery and solar panel costs, improving battery technology and shifting customer demands are causing the industry to evolve and expand. We believe that the principal competitive factors in the clean energy market include, but are not limited to:

- safety, reliability and quality;

- product performance and uptime;

- historical track record and references for customer satisfaction;

- experience in proving bankability for multiple stakeholders;

- technological innovation;

- comprehensive solution from a single provider;

- upfront and ongoing costs of software and services;

- ease of integration and clarity of value proposition; and

- seamless edge hardware, software, and service offerings.

There is rising demand for solutions that enable the deployment and operation of clean electric power assets with high availability and performance. Additionally, the transition to renewable energy sources and distributed energy infrastructure has increased the complexity and variability of power generation and end-customer electricity demand. This industry transformation has created an opportunity for an increased role for clean energy software and services like ours. We believe that these trends will drive C&I customers, utilities, independent power producers and project developers to grow their use of and investment in clean energy systems.

Our key competitors include energy monitoring and optimization software providers, energy storage and edge device OEMs, hardware integration providers, renewable project developers, EPC firms, and consulting firms. In storage, our competitors are typically focused on the development and marketing of single-purpose built solutions with captive hardware offerings, while our AI-powered software is hardware agnostic, and benefits from operational data across a multitude of hardware types, geographies, utilities, and grid operator service areas. In solar, our competitors provide monolithic software and edge devices, whereas PowerTrack™ and our edge devices provide customers with a flexible solution that meets their individual project needs.

We believe we are well-positioned to compete successfully in the market for software and software-enabled services. We are among the leaders in global distributed solar and energy storage assets under management, supported by proven technology, focused customer service, strong strategic partnerships and a seasoned leadership team with a track record of success.

Government Regulation and Compliance

There are varying policy frameworks across the U.S. and abroad designed to support and accelerate customer adoption of clean and reliable distributed generation technologies. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and electric tariffs.

Our AI-powered platform manages energy assets operating worldwide, with various policy frameworks across each energy market. Several U.S. states have utility procurement programs, energy system decarbonization goals and/or renewable portfolio standards for which our technology is eligible, including California, Connecticut, Hawaii, Illinois, Massachusetts, Maryland, Michigan, New Jersey, New York and Texas. Additionally, these energy assets often qualify for tax or financial incentives and, following passage of the United States Inflation Reduction Act of 2022 (the "IRA"), provisions such as the storage investment tax credit (ITC) and solar production tax credit (PTC), among others, provide additional federal incentives. However, the availability, value, or implementation of federal incentives could also change with political conditions including those related to Congress or the presidency.

Federal, state and local government statutes and regulations concerning electricity heavily influence the demand for our products and services even though we are not regulated as a utility. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the U.S., governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative effect on our ability to deliver cost savings or revenue generation for our customers.

Several states have mandates or policies designed to encourage energy storage adoption. For example, California offers a cash rebate for storage installations through the Self Generation Incentive Program and Massachusetts and New York offer performance-based financial incentives for storage. Storage installations also are supported in some states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation. In February 2018, the Federal Energy Regulatory Commission ("FERC") issued Order 841, directing regional transmission operators and independent system operators to remove barriers to the participation of storage in wholesale electricity markets and to establish rules to help ensure storage resources are compensated for the services they provide. In September 2020, the FERC issued Order 2222, opening up U.S. wholesale energy markets to aggregations of distributed energy resources like rooftop solar, BTM batteries, and electric vehicles. FERC Order 2222 is currently in the implementation stage.

Solar and energy storage systems require interconnection agreements from the applicable local electric utilities in order to connect to the grid and operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or another regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed. For wholesale transmission, energy storage systems require interconnection agreements with transmission providers. The pace of wholesale interconnection is often a source of delay for project implementation, although FERC is requiring process improvements through Order 2023, which is an ongoing proceeding.

Our operations are subject to stringent and complex federal, state, and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA"), as amended, and comparable state laws that protect and regulate employee health and safety.

There are government regulations pertaining to battery safety, transportation of batteries, tariffs, and disposal of hazardous materials. We and our suppliers, as applicable, are required to comply with these regulations in order to sell our batteries into the market. The license and sale of our batteries and technology abroad is likely to be subject to export controls in the future.

Each installation must be designed, constructed, and operated in compliance with applicable federal, state, and local regulations, codes, standards, guidelines, policies, and laws. To install and operate energy storage systems on our platform, we, our customers or our partners are required to obtain applicable permits and approvals from various authorities with jurisdiction over energy storage systems and interconnection.

Human Capital Resources

Building a Future Together

At Stem, our success is driven by our people. We believe in creating an environment where talent thrives, innovation flourishes, and collaboration fuels progress. As a leader in the solar and storage industry, we are committed to investing in our workforce, seeking to ensure that our employees have the opportunity to grow, contribute, and make a meaningful impact.

Our culture is built on a foundation of inclusion, continuous learning, and shared success. From career development and well-being initiatives to competitive compensation and benefits, we prioritize the needs of our employees so they can focus on shaping a sustainable and brighter future.

Human Capital

As of December 31, 2024, we had 569 employees, of whom 344 were based in the United States and 225 were in international locations.

We believe that our future success depends in part on our continued ability to hire, motivate and retain qualified employees in any operating environment.

Talent Development

At Stem, we prioritize talent development through structured and ongoing initiatives designed to support employee growth and success. Our approach includes quarterly talent mechanisms, mid-year check-ins, and annual performance reviews, ensuring continuous feedback and professional development opportunities. We emphasize goal tracking to align individual and company objectives while providing career progression materials to support employees in mapping out their long-term growth within the organization. These efforts reflect our commitment to building a high-performing team and enabling our employees to reach their full potential.

Professional Development: Growing Together

We foster a culture of continuous learning and growth. Our employees have access to a wide range of learning opportunities, from hands-on experience to formal training programs. We support ongoing professional development through structured training, leadership development initiatives, and skill-building workshops.

To further empower our workforce, we encourage participation in continuing education programs through approved institutions and online learning platforms such as Udemy, STEM University, New Hire Training, and the STEM Learning Series. These resources are designed to strengthen both technical expertise and leadership capabilities, equipping our teams for long-term success.

Employee Sentiment & Feedback

We believe that listening to our employees is essential to creating a thriving workplace. We actively seek and value employee feedback through multiple channels to enhance communication, drive engagement, and continuously improve our work environment.

To support this, we launched "Your Voice" our employee sentiment portal, designed to capture valuable insights and facilitate open dialogue across the organization. The results are shared with managers and employees and are used to develop meaningful action plans that drive positive change.

To further strengthen our culture, we introduced the Cultural Scorecard, which measures employee engagement trends and provides managers with key insights to proactively address concerns and enhance the employee experience. These tools are essential in helping us evolve, innovate, and create a workplace where every employee feels heard, valued, and empowered.

Inclusion & Belonging

We are committed to an inclusive culture and team environment that promotes equal employment opportunities, as well as equality, cultural awareness and respect. We do so by implementing policies, benefits, training, recruiting and recognition practices to support our colleagues. For example, we provide a monthly global culture coalition cadence to address our mission of "bringing a community of employees together to improve the work experience through innovative, creative, and fun culture initiatives." In the spirit of our core values, we are "One Team" and succeed through collaboration when we respect, acknowledge and celebrate each other's differences. We are committed to building the best workplace in our communities and the broader industry.

Available Information

Our website is www.stem.com. We use our Investor Relations website, at https://investors.stem.com, as a routine channel for distribution of important information, including news releases, analyst presentations, and financial information. We make available free of charge, though our Investor Relations website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to each of those reports, as soon as reasonably practicable after such documents are filed with or furnished to the SEC. Alternatively, you may access these reports at the SEC's website at www.sec.gov. Copies are also available, without charge, from Stem Investor Relations, 4 Embarcadero Ctr., Suite 710, San Francisco, California, 94111. Unless expressly noted, the information on our website or any other website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this Report or any other filing that we make with the SEC.

<u>**Information About Our Executive Officers**</u>

The following table sets forth, as of January 31, 2025, the names and ages of our executive officers, including all offices and positions held by each for the past five years.

Name	Age	Current Position and Five-Year Business Experience
Arun Narayanan	50	Chief Executive Officer, since January 2025; Chief Executive Officer at RES Digital Solutions, a division of RES (a global independent renewable energy company), from April 2024 to January 2025; Chief Digital Officer at RES from August 2023 to March 2024 and; Chief Data Officer of Anglo American plc (a global mining company) from January 2018 to June 2023.
Doran Hole	56	Chief Financial Officer, since September 2024; Chief Financial Officer and Executive Vice President of Ameresco, Inc. (a renewable energy asset developer, owner and operator) from July 2019 to August 2024.
Saul R. Laureles	59	Chief Legal Officer and Corporate Secretary, since May 2021; Director, Corporate Legal Affairs and Assistant Corporate Secretary at Schlumberger Limited (a global energy technology company), from May 2007 to May 2021.
Mike Carlson	61	Chief Operating Officer, since September 2022; Vice President of Koch Engineered Solutions (an equipment technology and services company) from August 2020 to September 2022; President of Digital Grid North America at Siemens Industries, Inc. (a technology company) from July 2014 to March 2019.
Kim Homenock	51	Chief People Officer, since March 2022; Director, Devices Software & Services HR for Amazon (a technology company) from May 2021 to March 2022; Director, NA Transportation HR from January 2018 to May 2021.
Albert Hofeldt	55	Chief Technology Officer, since November 2024; EVP Technology, from March 2024 to November 2024, and SVP Technology, from July 2022 to March 2024.
Matthew Tappin	37	President, Software, since September 2024; President of Asset Management Division, March 2023 to September 2024; Vice President, Corporate Development, from May 2021 to March 2023; Corporate Development, New Energies at Shell (an energy company), from August 2019 to May 2021.

ITEM 1A. RISK FACTORS.

The following discussion of risk factors known to us contains important information for the understanding of our "forward-looking statements," which are discussed immediately preceding Part I, Item 1, "Business" of this Annual Report on Form 10-K and elsewhere. These risk factors should also be read in conjunction with Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and related notes included in this Annual Report on Form 10-K.

We urge you to consider carefully the risks described below, which discuss the material factors that make an investment in our securities speculative or risky, as well as in other reports and materials that we file with the SEC and the other information included or incorporated by reference in this Annual Report on Form 10-K. The occurrence of any of the following risks and uncertainties, or additional risks and uncertainties not currently known to us or that we currently deem immaterial, could, in circumstances we may or may not be able to accurately predict, materially adversely affect our business, operations, reputation, financial condition, results of operations, cash flows, liquidity, growth, prospects and stock price.

Risk Factors Summary

Risks Related to Our Business and Industry

- Our limited operating history at current scale and our nascent industry make evaluating our business and prospects difficult.

- Our distributed generation offerings may not receive widespread market acceptance.

- Sufficient demand for our software and services may not develop or take longer to develop than we anticipate.

- Estimates and assumptions used to determine the size of our total addressable market may be inaccurate.

- We currently face and will continue to face significant competition.

- If we do not successfully execute on our new product and new market opportunities, our operating results could be adversely affected.

Risks Relating to Our Operations

- We may not be able to implement our new strategy.

- Supply chain disruption and competition could result in insufficient inventory and negatively affect our business.

- We face risks resulting from supplier concentration and limited supplier capacity.

- Long-term supply agreements could result in insufficient inventory.

- We depend on significant customers for a substantial portion of our revenue. If we fail to retain or expand our customer relationships or significant customers reduce their purchases, our revenue could decline significantly.

- Our hardware and software-enabled services involve a lengthy sales and installation cycle. If we fail to close sales on a regular and timely basis, it could adversely affect our business.

- We may fail to attract and retain qualified management and technical personnel, which may adversely affect our ability to compete and grow our business.

- We have incurred significant losses in the past and may continue to incur net losses through at least 2025.

- We may not be able to develop, produce, market or sell our hardware and software-enabled services successfully.

- We may be unable to reduce our cost structure.

- Any future acquisitions we undertake may disrupt our business, adversely affect operations, dilute our stockholders, and expose us to significant costs and liabilities.

- Our current and planned foreign operations will subject us to additional business, financial, regulatory, and competitive risks.

- Our platform performance may not meet customer needs.

- If any energy storage systems procured from OEM suppliers and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.

- Estimates of useful life for our energy storage systems and related hardware and software-enabled services may be inaccurate, and our OEM suppliers may not meet service and performance warranties and guarantees.

- Increases in hardware costs would adversely affect us.

- Future product recalls could materially adversely affect our business, financial condition and operating results.

- Any disruption of, or interference with, our use of Amazon Web Services could adversely affect our business.

- Any failure to offer high-quality technical support services may adversely affect our relationships with our customers.

- Our business currently depends on the availability of rebates, tax credits and other financial incentives.

- Our business is subject to risks associated with construction, utility interconnection and delays.

- If customers do not continue to use our subscription offerings or if we fail to expand the availability of hardware and software-enabled services, our operating results will be adversely affected.

- The economic benefit of our energy storage systems to our customers depends on the cost of electricity available from alternative sources.

- We face risks related to our DevCo business model.

Risks Related to Third-Party Partners

- We are exposed to interconnection and transmission facility development and curtailment risks.

- We may not successfully maintain relationships with third parties such as contractors and developers.

Risks Related to Our Intellectual Property and Technology

- Our future growth depends on our ability to continue to develop and maintain our proprietary technology.

- We may experience information technology or data security failures.

- Our technology could have undetected defects, errors or bugs in hardware or software.

- We may not adequately secure, protect and enforce our intellectual property rights and trademarks.

- We may need to defend ourselves against claims that we have infringed, misappropriated, or otherwise violated the intellectual property rights of others.

Regulatory Risks

- Negative attitudes toward renewable energy from lawmakers, government officials and others may adversely affect our business, including by delaying permits and government funding for our customers' projects.

- The installation and operation of our energy storage systems are subject to environmental laws and regulations.

- Existing regulations and changes to such regulations may reduce demand for our energy storage systems.

- Our business could be adversely affected by trade tariffs or other trade barriers.

- Opposition to our customers' project requests for permits could adversely affect our operating plans.

Additional Risks Related to Our Securities

- We may fail to qualify for continued listing on the NYSE, which could make it more difficult for our stockholders to transact in our shares and reduce the value of their stock.

- If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

- We may issue a significant number of shares in the future in connection with investments or acquisitions.

- Analysts may not publish sufficient or any research about our business or may publish inaccurate or unfavorable research.

- The trading price of our common stock is volatile.

- Certain provisions of our organizational documents may have an anti-takeover effect.

- Our exclusive forum provision may limit our stockholders' ability to obtain a favorable judicial forum for disputes.

- The capped call transactions entered into in connection with the pricing of our 2028 and 2030 Convertible Notes may adversely affect the market price of our stock.

General Risk Factors

- We will continue to incur significant costs as a result of operating as a public company.

- Current and future litigation, investigations or regulatory or administrative proceedings could have a material adverse effect on our business.

Risks Related to Our Business and Industry

Our limited operating history at current scale and our nascent industry make evaluating our business and prospects difficult.

From our inception in 2009 through 2012, we were focused principally on research and development activities relating to our energy storage systems technology. We did not sell any of our battery hardware and software-enabled services and did not recognize any significant revenue until much later. Moreover, in October 2024, we announced a new business strategy that reflects a renewed focus on developing and marketing our AI-enabled software and services offerings. Our new strategy will require significant operational changes, including reduction of what has historically been the source of most of our revenue (battery resales), adjustments to the way we develop and market our products and services, and realignment of our business processes. As a result, we have a limited history operating our business at its current scale and under our new strategy, and therefore a limited history upon which you can base an investment decision.

There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. One such solution is distributed, renewable energy generation, which is supplementing and replacing conventional generation sources, given its increasingly compelling economics. Among other renewable energy market trends, we expect our business results to be driven by declines in the cost of generation of renewable power both on an absolute basis and relative to other energy sources (as evidenced by current solar and wind generation deployments), decreases in the cost of manufacturing battery packs and a rapidly growing energy storage market driven by increasing demand from commercial and industrial customers, utilities and grid operators. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business.

The distributed generation industry is emerging and our distributed generation offerings may not receive widespread market acceptance.

The implementation and use of distributed generation at scale is still relatively nascent, and we cannot be sure that potential customers will accept our services and solutions broadly. Enterprises may be unwilling to adopt our offerings over traditional or competing power sources for any number of reasons, including the perception that our technology is unproven, lack of confidence in our business model, unavailability of back-up service providers to operate and maintain the energy storage systems, and lack of awareness of our related products and services. Because this is an emerging industry, broad acceptance of our products and services is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business may be adversely affected.

If renewable energy technologies are not suitable for widespread adoption, or if sufficient demand for our software-enabled services does not develop or takes longer to develop than we anticipate, our sales may decline and we may be unable to achieve or sustain profitability.

The market for renewable, distributed energy generation is emerging and rapidly evolving, and its future success is uncertain. If renewable energy generation proves unsuitable for widespread commercial deployment or if demand for our renewable energy products and services fails to develop sufficiently, our revenue, market share and profitability would be adversely impacted.

Many factors may influence the widespread adoption of renewable energy generation and demand for our products and services, including, but not limited to the cost-effectiveness of renewable energy technologies as compared with conventional and competitive technologies, the performance and reliability of renewable energy products as compared with conventional and non-renewable products, fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources, increases or decreases in the prices of oil, coal and natural gas, continued deregulation of the electric power industry and broader energy industry, and the availability or effectiveness of government subsidies and incentives. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry.

If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be negatively affected and the potential growth of our business may be limited.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The assumptions relating to our market opportunities include, but are not limited to (i) general declines in the cost of renewable energy generation assets and battery energy storage systems; (ii) growing deployment of renewable energy assets and battery energy storage systems; and (iii) continued complexity of the electrical grid and resulting demand for stability and resiliency. Our expected market opportunities are also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

We currently face and will continue to face significant competition.

We compete for customers, financing partners and incentive dollars with other providers of asset performance monitoring and control solutions and energy storage systems. Many providers of electricity, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, customer incumbency advantages, access to and influence with local and state governments, and more capital resources than we do. Significant developments in alternative energy storage and management technologies or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new competitors who are not currently in the market, including as a result of the IRA and its anticipated impacts and benefits to our industry. If we fail to adapt to changing market conditions and to compete successfully with new competitors, we will limit our growth and adversely affect our business results. Additionally, in connection with our new business strategy, we are renewing our focus on developing and marketing our AI-enabled software and services offerings. Our competitors may be able to develop new AI-enabled offerings that negatively impact demand for our offerings, or incorporate AI into their offerings more successfully than we do and achieve greater and faster adoption. As a result, even if our services and offerings are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of purchasing our services, which would limit our growth and adversely affect our business results.

Our future growth will depend on expanding and diversifying our new product and new market opportunities, and if we do not successfully execute on our new product and new market plans, or if our new product and new market opportunities are more limited than we expect, our operating results and future growth prospects could be adversely affected.

We are attempting to enhance our future growth opportunities by implementing a new business strategy that reflects a renewed focus on developing and marketing our AI-enabled software and services offerings, and investing in the research and development of new offerings. Additionally, we are seeking to expand the markets in which we sell our products and services. If we do not appropriately allocate our resources in line with the market and developing opportunities, our results of operations and future growth prospects could be adversely affected.

Our investments also may not result in the growth we expect, or the timing of when we expect it, for a variety of reasons, including but not limited to, changes in growth trends, evolving and changing markets and increasing competition, market opportunities, and technology and product innovation. We may introduce new technologies or products that do not work, are not delivered on a timely basis, are not developed according to product and/or cost specifications, or are not well received by customers. Moreover, there may be fewer opportunities than we expect due to a decline in business or economic conditions or a decreased demand in these markets or for our new products from our expectations, our inability to successfully execute our sales and marketing plans, or for other reasons. In addition to our current growth opportunities, our future growth may be reliant on our ability to identify and develop potential new growth opportunities. This process is inherently risky and may result in investments in time and resources for which we do not achieve any return or value. These risks are enhanced by attempting to introduce multiple breakthrough technologies and products simultaneously.

Our growth opportunities and those opportunities we may pursue are subject to rapidly changing and evolving technologies and industry standards, and may be replaced by new technology concepts or platforms. If we do not develop innovative and reliable product offerings and enhancements in a cost-effective and timely manner that are attractive to customers in these markets; if we are otherwise unsuccessful in competing in these new product categories; if the new product categories in which we invest our limited resources do not emerge as expected or do not produce the growth or profitability we expect, or when we expect it, or if we do not correctly anticipate changes and evolutions in technology and platforms, our business and results of operations may be adversely affected.

Risks Relating to Our Operations

We may not be able to implement our new strategy. Our failure to do so could adversely affect our business, financial condition, and results of operations.

On October 1, 2024, we announced our new strategy. We identified, among other things, the need to transition from reliance on hardware resales to a software- and services-focused business. While we believe this is critical to our long-term growth and profitability, our implementation of this strategy is subject to numerous risks and uncertainties.

Our total hardware revenue in fiscal years 2024 and 2023 were $76.8 million and $399.0 million, which comprised 53.1% of our total revenue in fiscal year 2024 and 86.4% of our total revenue in fiscal year 2023, respectively. Our transition away from hardware resales is expected to lead to decreased revenue in the short term, as we work to adjust our revenue streams and our customer base. This decline in revenue could strain our cash flow and temporarily worsen our cash position, which in turn may limit our ability to invest in the necessary technologies, talent and infrastructure required to fully implement the new strategy. If we are unable to generate sufficient cash flow or secure additional funding, we may experience delays in executing our new strategy, which could have a material adverse effect on our business, financial condition, and results of operations.

This transition will entail significant operational changes, including reduction of what has historically been the source of most of our revenue (battery resales), adjustments to the way we develop and market our products and services, and realignment of our business processes. These changes could lead to reduced revenue, restructuring-related costs and disruptions in our operations, which may negatively impact our ability to effectively scale our software and services offerings and achieve our financial and operational targets. Failure to successfully and timely implement these changes may have a material adverse effect on our business, financial condition, and results of operations.

Customer acceptance of our software and service offerings is also critical to our future success. Existing customers may not adopt our new offerings at the rate we expect, and new customers may not be attracted to our software-based solutions. If market demand for the types of AI-driven clean energy software and services we are developing and will seek to develop in the future does not grow as anticipated, or if competitors offer more attractive products, our revenue growth and market position could be adversely affected. As with all software offerings, there is also a risk that our solutions could be vulnerable to cybersecurity threats or contain errors, bugs, or other issues affecting their functionality, which could negatively affect customer satisfaction and adoption.

In addition, executing on the new strategy requires investment in new capabilities and resources, particularly in software development, data management, and AI. We may face challenges in recruiting, retaining, and training employees who have the necessary skill sets to support our new business model. A failure to build or acquire these capabilities in a timely manner could delay the successful execution of the strategy and weaken our competitive position.

We are subject to supply chain risk and our suppliers may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, which could negatively affect our results of operations.

We purchase our components and materials from international and domestic vendors, and are exposed to supply chain risks arising from logistics disruptions. Unexpected changes in business conditions, the macroeconomic environment, geopolitical instability, materials pricing, including inflation of raw material costs, labor issues, wars, natural disasters, health epidemics, trade and shipping disruptions, port congestions and other factors beyond our or our suppliers' control could also affect these suppliers' ability to deliver components to us or to remain solvent and operational. In addition, international supply is also exposed to risks related to tariffs and sanctions, as well as political, social, and economic instability in regions where we source products and material. For example, President Trump has indicated that he intends to impose additional tariffs, including a 60% tariff on goods imported from China and a 20% tariff on all other U.S. imports, which could result in a trade war. These or other tariffs could adversely affect our hardware component prices and negatively affect any plans to sell products in any impacted international markets. Disruptions in the availability of key equipment, components or materials such as lithium may adversely affect our business, prospects and operations, and volatility in prices and availability of such items may negatively affect our customer relationships and ability to plan for future growth.

We face risks resulting from supplier concentration and limited supplier capacity.

We currently rely on a very small number of suppliers of energy storage systems and other equipment. If any of our suppliers were unable or unwilling to provide us with contracted quantities in a timely manner at prices, quality levels and volumes acceptable to us, we would have very limited alternatives for supply, and we may not be able to contract for and receive suitable alternative supply in a timely manner for our customers, or at all. Such an event may impair our ability to meet scheduled deliveries of our products to customers, which may cause our customers to cancel orders and subject us to liability, including liquidated damages to our customers, and may materially adversely affect our customer relationships, business, prospects, financial condition and results of operations. We may also be unsuccessful in our continued efforts to negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms. Global demand has increased for lithium-ion battery cells, which has caused challenges for our suppliers, including delays or price volatility. Any such delays or reduced availability of energy storage systems or other component materials may impact our sales and operating results. Further, these risks may increase as the market demand for our offerings grows. Additionally, some of our suppliers supply systems and components to other businesses, including businesses engaged in the production of consumer electronics and other industries unrelated to energy storage systems. There are also larger purchasers of certain parts and materials that we supply to our customers. As a result, we may be unable to procure a sufficient supply of the items we require in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers. Any of these occurrences could materially adversely affect our business, prospects, financial condition and results of operations.

We have entered into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

We have entered into long-term supply agreements with certain suppliers of battery storage systems and other components of our energy storage systems. Some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations. Additionally, if our suppliers provide insufficient inventory at the level of quality required to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, we will have limited alternatives for supply and our results of operations could be materially and negatively impacted. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with certain suppliers without a long, stable production and financial history.

Some of our suppliers do not have a long operating history and may not have sufficient capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or may require substantial time and expense to replace such a supplier. We do not know whether we will be able to maintain long-term supply relationships with our critical suppliers, or secure new long-term supply agreements. Additionally, we procure many of the battery storage systems and components of our energy storage systems from non-U.S. suppliers, which exposes us to risks, including but not limited to unforeseen increases in costs or interruptions in supply arising from macroeconomic or geopolitical factors and from changes in applicable international trade regulations, such as taxes, tariffs, or quotas. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We depend on significant customers for a substantial portion of our revenue. If we fail to retain or expand our customer relationships or significant customers reduce their purchases, our revenue could decline significantly.

We depend on a small number of significant customers for our sales, and a small number of customers have historically accounted for a material portion of our revenue. The loss of any one of our significant customers, their inability to perform under their contracts, their termination or failure to renew their contracts with us, or their default in payment could cause our revenue and our working capital to decline materially. As of December 31, 2024, we had $59.3 million of accounts receivable including $7.8 million of unbilled receivables. For the near future, we may continue to derive a significant portion of our revenue from a small number of customers. For the fiscal year ended December 31, 2024, no one customer accounted for more than 10% of our revenue. Loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could materially reduce our revenue and operating results in any reporting period.

In addition, we are subject to credit risk of our customers, and our operating results depend on receipt of timely payments from our customers. Any delay in payment by our customers may have an adverse effect on revenue and operating results. There is no assurance that we will be able to collect all or any of the amounts owed to us in a timely matter. If any of our customers face unexpected situations such as financial difficulties, we may not be able to receive full or any payment of the uncollected sums or enforce any judgment debts against such clients, and our business, results of operations and financial condition could be materially and adversely affected.

Our hardware and software-enabled services involve a lengthy sales and installation cycle. If we fail to close sales on a regular and timely basis, it could adversely affect our business, financial condition and results of operations. Amounts included in our contracted backlog may not result in actual revenue or translate into profits.

Our sales cycle is typically six to 12 months for our hardware and software-enabled services, but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our hardware and software-enabled services.

The period between initial discussions with a potential customer and the sale of even a single energy storage system typically depends on a number of factors, including the potential customer's budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle, and which evaluation may be negatively impacted by general market and economic conditions such as inflation, rising interest rates, availability of capital, a recessionary environment, geopolitical instability, energy availability and costs, and the availability and effects of government initiatives.

Currently, the time between the entry into a sales contract with a customer and the installation of our energy storage systems can range from nine to 18 months, or more. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. We characterize contracts that have been signed but not yet installed as a booking that becomes part of our backlog. Because of both the long sales and installation cycles, we may expend significant resources without generating a sale or producing revenue from our bookings and backlog.

These lengthy sales and installation cycles increase the risk that our customers may fail to satisfy their payment obligations, cancel orders before the completion of the transaction or delay the planned date for installation. Cancellation rates may be affected by factors outside of our control including, but not limited to, an inability to install an energy storage system at the customer's chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.

Additionally, we have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to continue to fulfill the obligations under such contracts or arrangements, our business, financial condition and results of operations could be adversely affected.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business could be adversely affected.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, finance and sales personnel. In 2024, several key executives departed the Company, including our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, and Chief Technology Officer. Also, in September 2024, our Board of Directors appointed a new Chief Financial Officer; and in January 2025, a new Chief Executive Officer. Executive leadership and senior management transitions, reductions in workforce and employee turnover can be time-consuming, difficult to manage, create instability, cause disruption to our business and result in the loss of institutional knowledge. Any of these outcomes could impede the execution of our day-to-day operations and our ability to fully implement our business strategy. These effects could also make it more difficult to attract and retain talent. The failure to successfully hire and retain key executives and employees or the further loss of any key executives, senior management and employees could have a significant impact on our operations, including declining product identity and competitive differentiation, eroding employee morale and productivity or an inability to maintain internal controls, regulatory or other compliance related requirements, any and all of which could in turn adversely impact our business, financial condition, and results of operations.

In addition, our ability to manage our growth effectively, including our ability to expand our market presence in international markets, is impacted by our ability to successfully retain our management team, and hire and train new personnels. Our success in hiring, attracting and retaining senior management and other experienced and highly skilled employees will depend in part on our ability to provide competitive compensation packages and a high-quality work environment and maintain a desirable corporate culture. To help attract, retain, and motivate qualified employees, we use stock-based awards, such as restricted stock units, and performance-based cash incentive awards. Further sustained declines in our stock price, or lower stock price performance relative to our competitors, can further reduce the retention value of our stock-based awards. We may not be able to attract, integrate, train, motivate or retain current or additional highly qualified personnel, and our failure to do so could adversely affect our business, financial condition and operating results.

Furthermore, there is continued and increasing competition for talented individuals in our field. In addition to longstanding competition for highly skilled and technical personnel, we face increased competitive pressures and employee cost inflation in tighter labor markets. Industry competition and cross-industry labor market pressures may negatively affect our ability to attract and retain our executive officers and other key technology, sales, marketing and support personnel and drive increases in our employee costs, both of which could adversely affect our business, financial condition and results of operations.

We have incurred significant losses in the past and may incur net losses through at least 2025.

Since our inception in 2009, we have incurred significant net losses and have used significant cash in our business. As of December 31, 2024, we had an accumulated deficit of approximately $1,626.5 million. We expect to continue to expand our operations, including by investing in sales and marketing, research and development, staffing systems and infrastructure to support our growth. In October 2024, we announced a new business strategy, which is expected to result in reduced revenues and short-term disruptions in our operations in the near term. Under our current plans, we expect to continue to incur net losses on a GAAP basis through at least 2025. Our ability to achieve profitability in the future will depend on a number of factors, including:

- executing our new strategy;

- increasing sales to existing customers and attracting new customers for our products and services;

- improving our gross margins;

- growing our sales volume;

- managing operating expenses;

- improving our ability to procure energy storage systems from OEMs on cost-effective terms;

- improving the effectiveness of our sales and marketing activities;

- attracting and retaining key talent in a competitive marketplace;

- operating our systems profitably for the benefit of our customers; and

- the availability of incentives, including those associated with the IRA.

Even if we do achieve profitability when expected, we may be unable to sustain or increase our profitability in the future.

We may not realize expected benefits from our cost reduction and restructuring efforts, and our profitability or our business otherwise might be adversely affected.

In order to operate more efficiently and cost effectively, we have, and we may from time to time, adjust employment levels, optimize our footprint and/or implement other restructuring activities. These activities are complex and may involve or require significant changes to our operations. If we do not successfully manage these activities, expected efficiencies and benefits might be delayed or not realized. Risks associated with these actions and other workforce management issues include: unfavorable political responses and reputational harm; unforeseen delays in the implementation of the restructuring activities; additional costs; adverse effects on employee morale; the failure to meet operational targets due to the loss of employees or work stoppages; and difficulty managing our operations during or after facility consolidations, any of which may impair our ability to achieve anticipated cost reductions, harm our business or reputation, or have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Any future acquisitions we undertake may disrupt our business, adversely affect operations, dilute our stockholders, and expose us to significant costs and liabilities.

We may pursue future acquisitions to increase revenue, expand our market position, add to our service offerings and technological capabilities, respond to dynamic market conditions, or for other strategic or financial purposes. However, we cannot assure you that we will be able to identify suitable acquisition candidates or complete any acquisitions on favorable terms, or at all. In addition, any acquisitions we do complete would involve a number of risks, which may include the following:

- the identification, acquisition and integration of acquired businesses require substantial attention from management. The diversion of management's attention and any difficulties encountered in the integration process could hurt our business;

- the identification, acquisition and integration of acquired businesses requires significant investment, including to determine which new service offerings we might wish to acquire, harmonize service offerings, expand management capabilities and market presence, and improve or increase development efforts and technology features and functions;

- the anticipated benefits from any acquisition may not be achieved on a timely basis or at all, including as a result of loss of clients or personnel of the target, other difficulties in supporting and transitioning the target's clients, difficulties in managing expanded operations and operations in foreign jurisdictions in which we have never operated, the inability to realize expected synergies from an acquisition, or negative organizational cultural effects arising from the integration of new personnel;

- we may face difficulties in integrating the personnel, technologies, solutions, operations, and existing contracts of the acquired business;

- we may fail to identify all of the problems, liabilities, risks or other shortcomings or challenges of an acquired company, technology or solution, including issues related to intellectual property, solution quality or architecture, income tax and other regulatory compliance practices, revenue recognition or other accounting or internal control practices, or employee or client issues;

- to pay for future acquisitions, we could issue additional shares of our common stock or pay cash. Issuance of shares would dilute stockholders. See "- We may issue a significant number of shares in the future in connection with investments or acquisitions" below. Use of cash reserves could diminish our ability to respond to other opportunities or challenges. Borrowing to fund any cash purchase price would result in increased fixed obligations and could also include covenants or other restrictions that would impair our ability to manage our operations;

- acquisitions expose us to the risk of assumed known and unknown liabilities including contract, tax, regulatory or other legal, and other obligations incurred by the acquired business or fines or penalties, for which indemnity obligations, escrow arrangements or insurance may not be available or may not be sufficient to provide coverage;

- new business acquisitions can generate significant intangible assets that result in substantial related amortization charges and the potential for goodwill impairments in the future;

- the operations of acquired businesses, or our adaptation of those operations, may require that we apply revenue recognition or other accounting methodologies, assumptions, and estimates that are different from those we use in our current business, which could complicate our financial statements, expose us to additional accounting and audit costs, and increase the risk of accounting errors;

- acquired businesses may have insufficient internal controls that we must remediate, and the integration of acquired businesses may require us to modify or enhance our own internal controls, in each case resulting in increased administrative expense and risk that we experience control deficiencies or fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

- acquisitions can sometimes lead to disputes with the former owners of the acquired company, which can result in increased legal expenses, management distraction and the risk that we may suffer an adverse judgment if we are not the prevailing party in the dispute.

Our current and planned foreign operations expose us to additional business, financial, regulatory and geopolitical risks, and any adverse event could have a material adverse effect on our results of operations.

We operate in more than 50 countries, including the United States and Canada, and in multiple European Union ("EU") and Latin American countries and Asia. Prior to our acquisition of AlsoEnergy in 2022, we operated in only three countries. We have in the past, and may in the future, evaluate further opportunities to expand into new geographic markets and introduce new product offerings and services that are an extension of our existing business. We also may from time to time acquire businesses or product lines with the potential to strengthen our market position, enable us to enter attractive markets, expand our technological capabilities, or provide synergy opportunities.

We have very limited experience operating outside of the U.S. Managing our international expansion will require additional resources and controls, including additional manufacturing and assembly facilities. Furthermore, any additional markets that we may enter could have different characteristics from the markets in which we currently operate, and our success will depend on our ability to adapt properly to these differences. Any further international expansion could subject our business to risks associated with international operations, including:

- compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including trade, labor, environmental, banking, employment, privacy and data protection laws and regulations, such as the EU Data Privacy Directive, as well as tariffs, export quotas, customs duties and other trade restrictions;

- compliance with U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act of 1977, as amended;

- difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

- compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws;

- the laws of some countries do not protect proprietary rights as fully as do the laws of the U.S. As a result, we may not be able to protect our proprietary rights adequately outside of the U.S.;

- regional macroeconomic and geopolitical conditions;

- conformity with applicable business customs, including translation into foreign languages and associated expenses;

- lack of availability of government incentives and subsidies;

- potential changes to our established business model;

- cost of alternative power sources, which could vary meaningfully outside the U.S.;

- difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customers, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

- customer installation challenges which we have not encountered before, which may require the development of a unique model for each country;

- differing levels of demand among members of our customer base, including commercial and industrial customers, utilities, independent power producers and project developers; and

- restrictions on repatriation of earnings.

As a result of these risks, any future international expansion efforts that we may undertake (as well as our acquisition of AlsoEnergy) may not be successful and may negatively affect our results of operations and profitability.

In addition, there may be adverse effects to our business if there is instability, disruption or destruction in a significant geographic region, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest; and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests, and have threatened additional sanctions and controls. The ongoing conflict between Russia and Ukraine has exacerbated shortages and shipping delays affecting certain components and supplies. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, greater regional instability, geopolitical shifts and other adverse effects on macroeconomic conditions, international trade, currency exchange rates, supply chains and financial markets.

Our platform performance may not meet our customers' expectations or needs.

The renewable energy projects that our customers construct and own are subject to various operating risks that may cause them to generate less value for our customers than expected. These risks include a failure or wearing out of our or our operators', customers' or utilities' equipment; an inability to find suitable replacement equipment or parts; lower than expected supply or quality of the project's source of electricity or faster than expected diminishment of such electricity supply; or volume disruption in our supply collection and distribution system. Any extended interruption or failure of our customer's projects for any reason to generate the expected amount of output could adversely affect our business, financial condition and results of operations. In addition, there has been in the past, and may be in the future, an adverse impact on our customers' willingness to continue to procure additional hardware and software-enabled services from us if any of our customer's projects incur operational issues that indicate expected future cash flows from the project are less than the project's carrying value. Any such outcome could adversely affect our operating results or ability to continue to grow our sales volume or to increase sales to existing customers or new customers.

If any energy storage systems procured from OEM suppliers and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.

The energy storage systems we pair with our Athena® platform are complex energy solutions. We rely on our OEM suppliers to control the quality of the battery storage equipment and other components that make up the energy storage system sold to our customers. We are not involved in the manufacture of the batteries or other components of the energy storage systems. As a result, our ability to seek recourse for liabilities and recover costs from our OEM suppliers depends on our contractual rights as well as the financial condition and integrity of such OEM suppliers that supply us with the batteries and other components of our energy storage systems. Such systems may contain undetected or latent errors or defects. In the past, we have discovered latent defects in energy storage systems. In connection with such defects, we could incur significant expenses or disruptions of our operations, including to our energy storage network, that would prevent us from performing the automated data engineering required to support our AI processes and energy storage network. Any manufacturing defects or other failures of our energy storage systems to perform as expected could cause us to incur significant re-engineering costs, divert the attention of our personnel from operating and maintenance efforts, expose us to adverse regulatory action and litigation and significantly and adversely affect customer satisfaction, market acceptance and our business reputation. Furthermore, our OEM suppliers may be unable to correct manufacturing defects or other failures of any energy storage systems in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance and our business reputation.

On rare occasions, lithium-ion batteries can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion batteries. Any such occurrences could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion batteries for energy applications or any future incident involving lithium-ion batteries, such as a plant, vehicle or other fire, even if such incident does not involve hardware provided by us, could adversely affect our business and reputation.

If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate, or if our OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.

Our software and services offerings are essential to the operation of our hardware products that we sell to customers. As a result, in connection with the sales of energy storage hardware, we enter into recurring long-term services agreements with customers for the usage of our Athena platform for approximately 3 to 20 years. Our pricing of services contracts is based upon the value we expect to deliver to our customers, including considerations such as the useful life of the energy storage system and prevailing electricity prices. We also provide performance warranties and guarantees covering the efficiency and output performance of our software-enabled services. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance.

Further, the occurrence of any defects, errors, disruptions in service, or other performance problems, interruptions, or delays associated with our energy storage systems or the Athena platform, whether in connection with day-to-day operations or otherwise, could result in:

- loss of customers;

- loss or delayed market acceptance and sales of our hardware and software-enabled services;

- delays in payment to us by customers;

- injury to our reputation and brand;

- legal claims, including warranty and service level agreement claims, against us; or

- diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects or errors in our hardware and software or other performance problems may be substantial and could adversely affect our business, financial condition and results of operations.

The failure of renewable energy hardware costs to continue to decline would have a negative effect on our business and financial condition.

The growth and profitability of our business depends in part on the continued decline in the cost of battery storage, solar photovoltaic ("PV") system components and related hardware. Over the last decade, the cost of renewable energy hardware has generally declined; however, increased demand and global supply chain constraints could cause price increases. If, for whatever reason, there is a sustained increase in the price of battery storage systems, solar PV system components or related hardware, our business and financial condition will be negatively affected.

Future product recalls could materially adversely affect our business, financial condition and operating results.

Any product recall in the future, whether it involves our or a competitor's product, may result in negative publicity, damage our brand and materially and adversely affect our business, financial condition and results of operations. In the future, we may voluntarily or involuntarily initiate a recall if any of our products are proven to be or possibly could be defective or noncompliant with applicable environmental laws and regulations, including health and safety standards. Such recalls involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, financial condition and operating results.

We primarily rely on Amazon Web Services to deliver our services to users on our Athena platform, and any disruption of, or interference with, our use of Amazon Web Services could adversely affect our business, financial condition and results of operations.

We currently host our Athena platform and support our energy storage network operations on one or more data centers provided by Amazon Web Services ("AWS"), a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct.

Our Athena platform's continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in AWS' service levels may adversely affect our ability to meet the requirements of users on our Athena platform. Since our Athena platform's continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our hardware and software-enabled services to customers. It may become increasingly difficult to maintain and improve our performance, as we expand and our energy storage network grows, increasing customer reliance on the Athena platform. Any negative publicity arising from any disruptions to AWS' facilities, and as a result, our Athena platform could adversely affect our reputation and brand and may adversely affect the usage of our hardware and software-enabled services. Any of the above circumstances or events may adversely affect our reputation and brand, reduce the availability or usage of our hardware and software- enabled services, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

Our commercial agreement with AWS will remain in effect until terminated by AWS or us. AWS may terminate the agreement for convenience by providing us at least thirty (30) days' advance notice. AWS may also terminate the agreement for cause upon a material breach of the agreement, subject to AWS providing prior written notice and a 30-day cure period, and may in some cases terminate the agreement immediately for cause upon written notice. Even though our platform is entirely in the cloud, we believe that we could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. If our agreement with AWS is terminated or we add additional cloud infrastructure service providers, we may experience significant costs or downtime for a short period in connection with the transfer to, or the addition of, new cloud infrastructure service providers. However, we do not believe that such transfer to, or the addition of, new cloud infrastructure service providers would adversely affect our business, financial condition and results of operations over the longer term.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.

Our customers depend on our support organization to resolve any technical issues relating to our hardware and software-enabled services. In addition, our sales process is highly dependent on the quality of our software and service offerings, on our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition and results of operations.

We offer technical support services with our software and service offerings and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our business, financial condition and results of operations.

Our business currently depends on the availability of rebates, tax credits and other financial incentives to our customers. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and adversely affect business, financial condition and results of operations.

The U.S. federal government and some state and local governments provide incentives to end users and purchasers of our energy storage systems in the form of rebates, tax credits and other financial incentives, such as system performance payments and payments for renewable energy credits associated with renewable energy generation. In addition, some countries outside the United States also provide incentives to current and future end users and purchasers of our energy storage systems. We rely on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of the hardware and software-enabled services we offer to our customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy.

Our asset performance monitoring and control solutions, as well as our energy storage systems, have qualified for tax exemptions, incentives or other customer incentives in many states. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Our offerings are currently installed in various U.S. states, each of which may have its own enabling policy framework. There is no guarantee that these policies will continue to exist in their current form, or at all. Such state programs may face increased opposition on the U.S. federal, state and local levels in the future. Changes in incentive programs could reduce demand for our offerings, impair sales financing and adversely impact our business results.

The economic benefit of our offerings to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.

The economic benefit of our offerings to our customers includes, among other things, the benefit of reducing such customer's payments to the local electric utility company. The rates at which electricity is available from a customer's local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our products and services. Factors that could influence these rates include the effect of energy conservation initiatives that reduce electricity consumption, construction of additional power generation plants (including nuclear, coal or natural gas), and technological developments by others in the electric power industry. Further, the local electric utility may impose "departing load," "standby" or other charges on our customers in connection with their acquisition of our energy storage systems, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our energy storage systems to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our energy storage systems could adversely affect the demand for our energy storage systems.

Additionally, even with available subsidies for our systems, the electricity produced by our energy storage systems is currently not cost competitive in some geographic markets, and we may be unable to reduce our costs to a level at which our energy storage systems would be competitive in such markets. As such, unless the cost of electricity in these markets rises or we are able to generate demand for our energy storage systems based on benefits other than electricity cost savings, our potential for growth in those markets may be limited.

Our battery resale business is subject to risks associated with construction, utility interconnection and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.

Although we are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the demand for our products and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. In the U.S., governments frequently modify these statutes and regulations. Governments, often acting through state utility or public service commissions, may change or adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to customer installations and new technology could make it more costly for our customers to install and operate our energy storage systems on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the purchase of electricity.

The installation and operation of our energy storage systems at a particular site is also generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage system installations, to design our energy storage systems to comply with these varying standards, and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer's project will be granted or whether the conditions associated with the permits will be achievable. The denial or delay of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer's ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers' abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to hardware acceptance by our customer, which could adversely affect our operating results in a particular period.

In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. We may be unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids to enable the successful discharge of renewable energy to customers. Any delays in our customers' ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services will have an adverse effect on our results and could cause operating results to vary materially from period to period.

Our business depends on customers renewing their services subscriptions. If customers do not continue to use our subscription offerings or if we fail to expand the availability of products and services available to our customers, our business and operating results will be adversely affected.

In addition to upfront sale of hardware and network integration, we depend on customers continuing to subscribe to services enabled by our Athena platform. Therefore, it is important that customers renew their subscriptions when the contract term expires, increase their purchases of our hardware and network solutions and enhance their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software-enabled services and features, functionality of our energy storage hardware and software-enabled services, prices, the features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.

If customers do not renew their subscriptions, if they renew on less favorable terms, if they fail to increase their purchase of our hardware and software-enabled services, or if they fail to refer us their customers and partners as potential new customers, our business, financial condition and results of operations will be adversely affected.

Changes in subscriptions or pricing models may not be reflected in near-term operating results.

We generally recognize subscription revenue from customers ratably over the terms of their contracts. As a result, most of the subscription revenue reported in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.

Severe weather events, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.

Our business, including our customers and suppliers, may be exposed to severe weather events and natural disasters, such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, flooding, wildfires and other fires, extreme heatwaves, drought and power shut-offs causing, among other things, disruptions to our supply chain or utility interconnections and/or damage to energy storage systems installed at our customers' sites. Such damage or disruptions may prevent us from being able to satisfy our contractual obligations or may reduce demand from our customers for our energy storage systems causing our operating results to vary significantly from one period to the next. We may incur losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, or (3) current insurance coverage limits.

The incidence and severity of severe weather conditions and other natural disasters are inherently unpredictable. Climate change is projected to affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding; and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere as a result of climate change have the potential to disrupt our business, the business of our suppliers and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. Additionally, climate change and the occurrence of severe weather events may adversely impact the demand, price, and availability of insurance. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.

Increased scrutiny from stakeholders and regulators regarding ESG practices and disclosures, including those related to sustainability, and disclosure could result in additional costs and adversely impact our business and reputation.

Companies across all industries are facing increased scrutiny regarding their ESG practices and disclosures and institutional and individual investors are increasingly using ESG screening criteria in making investment decisions. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting, which may conflict with one another, may potentially harm our reputation and impact employee retention, customer relationships and access to capital. For example, certain market participants use third-party benchmarks or scores to measure a company's ESG practices in making investment decisions and customers and supplies may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of awarding contracts. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforcement actions and private litigation. Furthermore, complying or failing to comply with existing or future federal, state, local, and foreign legislation and regulations applicable to our ESG efforts, which may conflict with one another, could cause us to incur additional compliance and operational costs or actions and suffer reputational harm, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to achieve any goal or objective, including with respect to environmental and diversity initiatives and compliance with ESG reporting standards, is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of technologies and products that meet sustainability and ethical supply chain standards, evolving regulatory requirements affecting ESG standards or disclosures, our ability to recruit, develop and retain diverse talent in our labor markets, and our ability to develop reporting processes and controls that comply with evolving standards for identifying, measuring and reporting ESG metrics. Methodologies for reporting ESG data may be updated and previously reported ESG data may be adjusted to reflect improvement in availability and quality of third-party data, changes in assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC, European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. As ESG best-practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting.

We Face Risks Related to our DevCo Business Model

In the past, we have entered into strategic joint ventures with qualified third parties to develop energy storage power generation projects ("DevCo Projects"), as more fully described under Note 1 — *Business*, in the accompanying notes to the consolidated financial statements in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. These projects require upfront investment by us and involve a high degree of risk. The success of this business model depends in large part on the successful development, financing and construction of projects. However, such projects ultimately may not be commercially viable or may not result in an adequate return of capital and, in pursuing these projects, we may incur unanticipated liabilities. Successful completion of a project may be adversely affected, delayed or rendered infeasible by numerous factors, including:

- interconnection costs and capacity constraints;

- transmission grid congestion issues;

- delays in obtaining required governmental permits and approvals;

- regulatory changes that adversely affect energy storage participation in wholesale markets;

- changes in wholesale market energy and ancillary services prices and costs;

- construction delays and contractor or developer partner performance shortfalls;

- cost overruns, including costs related to renting or owning land necessary to develop DevCo Projects;

- labor, equipment, and material supply shortages, failures or disruptions; and

- force majeure and other events out of our control.

In addition, our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with the goals of the DevCo Project. Disagreements with our business partners may impede our ability to recognize the benefits of our DevCo Projects. Our joint venture partners may be unable or unwilling to meet their performance or other obligations under the operative documents, and we may be required to fulfill those obligations or to dissolve and liquidate the DevCo Project.

If a DevCo Project experiences any of the factors listed above or otherwise fails to reach completion or is significantly delayed, we could lose all or a portion of our development capital investment. If a DevCo Project fails then we may be unable to recover our investment. Losing or delaying return of all or a portion of our investments in our DevCo Projects could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Third-Party Partners

Our hardware and certain of our software-enabled services rely on interconnections to distribution and transmission facilities that are owned and operated by third parties, and as a result, are exposed to interconnection and transmission facility development and curtailment risks.

Our hardware and certain of our software-enabled services are interconnected with electric distribution and transmission facilities owned and operated by regulated utilities necessary to deliver the electricity that our storage systems produce. A failure or delay in the operation or development of these distribution or transmission facilities could result in a loss of revenues or breach of a contract because such a failure or delay could limit the amount of renewable electricity that our energy storage systems deliver or delay the completion of our customers' construction projects. In addition, certain of our energy storage systems' generation may be curtailed without compensation due to distribution and transmission limitations, reducing our revenues and impairing our ability to capitalize fully on a particular customer project's potential. Such a failure or curtailment at levels above our expectations could impact our ability to satisfy agreements entered into with our suppliers and adversely affect our business.

Our growth depends in part on the success of our relationships with third parties, including contractors and project developers

We rely on third-party general contractors to install energy storage systems at our customers' sites. We currently work with a limited number of general contractors, which has impacted and may continue to impact, our ability to facilitate customer installations as planned. Our work with contractors or their subcontractors may have the effect of our being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness and quality of the installation-related services performed by our general contractors and their subcontractors in the past have not always met our expectations or standards, and in the future may not meet our expectations and standards. It may be difficult to find and train third-party general contractors that meet our standards at a competitive cost.

In addition, we are investing resources in establishing strategic relationships with market players across a variety of industries, including large renewable project developers, to generate new customers. These programs may not roll out as quickly as planned or produce the results we anticipated. A significant portion of our business depends on attracting new partners and retaining existing partners. Negotiating relationships with our partners, investing in due diligence efforts with potential partners, training such third parties and contractors and monitoring them for compliance with our standards require significant time and resources and may present greater risks and challenges than expanding a direct sales or installation team. If we are not successful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand estimates of variable consideration related to revenue recognition, and customer base. Such circumstances would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.

We must maintain customer confidence in our long-term business prospects in order to maintain and grow our business.

Customers may be less likely to purchase our products and services if they do not believe that our business will succeed or that our services and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they do not believe that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our products and services, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our decline in our stock price, the potential delisting of our common stock on the New York Stock Exchange, changes in senior management, recent change in business strategy, customer unfamiliarity with our products and services, delivery and service operations to meet demand, competition, future changes in the evolving distributed and renewable energy markets or uncertainty regarding sales performance compared with market expectations.

Accordingly, in order to grow our business, we must maintain confidence among our customers, OEM suppliers, third-party general contractor partners, financing partners and other parties in our long-term business prospects. This may be particularly complicated by factors such as:

- our recent change in business strategy;

- our limited operating history at current scale;

- our historical and current lack of profitability;

- unfamiliarity with or uncertainty about our energy storage systems and the overall perception of the distributed and renewable energy generation markets;

- prices for electricity in particular markets;

- competition from alternate sources of energy;

- warranty or unanticipated service issues we may experience in connection with third-party manufactured hardware and our proprietary software;

- the environmental consciousness and perceived value of environmental programs to our customers;

- the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and

- the availability and amount of incentives, credits, subsidies or other programs to promote installation of energy storage systems.

Several of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if unfounded, would likely adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property and Technology

If we are unsuccessful in developing and maintaining our proprietary technology, our ability to attract and retain partners could be impaired, our competitive position could be adversely affected and our revenue could be reduced.

Our future growth depends on our ability to continue to develop and maintain our proprietary technology that supports our products and software-enabled services, including our Athena platform. In the event that our current or future products and services require features that we have not developed or licensed, or we lose the benefit of an existing license, we will be required to develop or obtain such technology through purchase, license or other arrangements. If the required technology is not available on commercially reasonable terms, or at all, we may incur additional expenses in an effort to internally develop the required technology. We have received patents and have filed patent applications with respect to certain aspects of our technology, and we generally rely on patent protection with respect to our proprietary technology, as well as a combination of trade secrets and copyright law, employee and third-party non-disclosure agreements and other protective measures to protect intellectual property rights pertaining to our proprietary technology and hardware and software- enabled services. There can be no assurance that the steps taken by us to protect any of our proprietary technology will be adequate to prevent misappropriation of these technologies by third parties. If we were unable to maintain our existing proprietary technology, our ability to attract and retain customers could be impaired, our competitive position could be adversely affected, and our revenue could be reduced.

A failure of our information technology ("IT") and data security infrastructure could adversely affect our business and operations.

The efficient operation of our business depends on our IT systems, some of which are managed by third-party service providers. We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to effectively manage our business data, accounting, financial, legal and compliance functions, communications, supply chain, order entry and fulfillment, and expand and routinely update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.

Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. Moreover, we may not have the current capability to detect certain vulnerabilities, which may allow those vulnerabilities to persist in our systems over long periods of time. Additionally, it may take considerable time for us to investigate and evaluate the full impact of incidents, particularly for sophisticated attacks. These factors may inhibit our ability to provide prompt, full, and reliable information about the incident to our customers, partners, regulators, and the public. Geopolitical tensions or conflicts, such as Russia's invasion of Ukraine, may further heighten the risk of cyber-attacks. The emergence and maturation of AI capabilities may also lead to new and/or more sophisticated methods of attack, including fraud that relies upon "deep fake" impersonation technology or other forms of generative automation that may scale up the efficiency or effectiveness of cyber-attacks. We have experienced such incidents in the past, and any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident or security breach could result in disruptions to our operations. A material network breach in the security of our or our service providers' IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information. Although past incidents have not had a material adverse effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and otherwise adversely affect our business. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results.

Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future. While we carry cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Our technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers and/or expose us to product liability and other claims that could materially and adversely affect our business.

We may be subject to claims that our product and service offerings, including the Athena platform, have malfunctioned and persons were injured or purported to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, operating results or financial condition.

Furthermore, our Athena platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. Our software has contained defects and errors and may in the future contain undetected defects or errors. We continue to evolve the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers through our hardware. In addition, if our hardware and software-enabled services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition and results of operations:

- expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

- loss of existing or potential customers or partners;

- interruptions or delays in sales;

- delayed or lost revenue;

- delay or failure to attain market acceptance;

- delay in the development or release of new functionality or improvements;

- negative publicity and reputational harm;

- sales credits or refunds;

- exposure of confidential or proprietary information;

- diversion of development and customer service resources;

- breach of warranty claims;

- legal claims under applicable laws, rules and regulations; and

- the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all guarantees that we have issued under certain customer contracts and, where implemented, may not fully or effectively protect from claims by customers, resellers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, financial condition and operating results. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management's time and other resources and cause reputational harm.

Our failure to adequately secure, protect and enforce our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Although we have taken many protective measures to protect our intellectual property, including trade secrets, policing unauthorized use of proprietary technology can be difficult and expensive. For example, many of our software developers reside in California and we cannot legally prevent them from working for a competitor.

Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may adversely affect our business, prospects and reputation.

We rely primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we rely on our brand names, trade names and trademarks to distinguish our products and services, such as our Athena® platform, from the products of our competitors; however, third parties may oppose our trademark applications, or otherwise challenge our use of such trademarks. In the event that our trademarks are successfully challenged and we lose rights to use those trademarks, we could be forced to rebrand our products and services, which could result in the loss of goodwill and brand recognition. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the U.S. As a result, we may not be able to protect our proprietary rights adequately abroad.

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the U.S.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.

We may need to defend ourselves against claims that we infringe, have misappropriated or otherwise violate the intellectual property rights of others, which may be time consuming and would cause us to incur substantial costs.

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future believe are infringed by our products and services. Although we are not currently subject to any claims related to intellectual property, these companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. Several of the proprietary components used in our energy storage systems have been subjected to infringement challenges in the past. We also generally indemnify our customers against claims that the hardware and software-enabled services we supply infringe, misappropriate, or otherwise violate third-party intellectual property rights, and we may therefore be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our hardware and software-enabled services are determined to have infringed, misappropriated, or otherwise violated a third-party's intellectual property rights, we may be required to do one or more of the following:

- cease selling products or services that incorporate the challenged intellectual property;

- pay substantial damages (including treble damages and attorneys' fees if our infringement is determined to be willful);

- obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

- redesign our products or services, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could adversely affect our reputation, result in substantial costs, and divert resources and management attention.

We also license technology from third parties, and incorporate components supplied by third parties into our hardware. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers' resources may be unavailable or insufficient to cover our costs and losses.

Regulatory Risks

Negative attitudes toward renewable energy projects from the U.S. government, other lawmakers and regulators, and activists could adversely affect our business, financial condition and results of operations.

Parties with an interest in other energy sources, including lawmakers, regulators, policymakers, environmental and advocacy organizations or other activists may invest significant time and money in efforts to delay, repeal or otherwise negatively influence laws, regulations and programs that promote renewable energy. Many of these parties have substantially greater resources and influence than we have. Further, changes in U.S. federal, state or local political, social or economic conditions, including the recent change in U.S. Presidential administration or deprioritization of these laws, programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other energy sources over renewable energy, could adversely affect our business, financial condition and results of operations.

The installation and operation of our energy storage systems are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our energy storage systems, especially as these regulations evolve over time.

We are subject to national, state and local environmental laws and regulations, as well as environmental laws in those foreign jurisdictions in which we operate. Environmental laws and regulations can be complex and are evolving. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. We are committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we routinely review the operation of our energy storage systems for health, safety and compliance. Our energy storage systems, like other battery technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to handle these materials in accordance with applicable regulatory standards.

Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local levels and in foreign countries in which we operate. Most existing environmental laws and regulations preceded the introduction of battery technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.

In many instances, our technology is moving faster than the development of applicable regulatory frameworks. It is possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the sale to and installation by customers of energy storage systems, require their modification or replacement, result in fines, or trigger claims of performance warranties and defaults under customer contracts that could require us to refund hardware or service contract payments, any of which could adversely affect our business, financial performance and reputation.

Existing regulations and changes to such regulations impacting the electric power industry may create technical, regulatory and economic barriers which could significantly reduce demand for our energy storage systems.

The market for electricity generation products is heavily influenced by U.S. federal, state, local and foreign government regulations and policies, as well as by tariffs, internal policies and practices of electric utility providers. These regulations, tariffs and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. These regulations, tariffs and policies are often modified and could continue to change, and this could result in a significant reduction in demand for our energy storage systems. For example, utility companies commonly charge fees industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could change, increasing the cost to our customers of using our offerings and making them less economically attractive.

Opposition to our customers' project requests for permits or successful challenges or appeals to permits issued for their projects could adversely affect our operating plans.

A decrease in acceptance of renewable energy projects by local populations, an increase in the number of legal challenges, or an unfavorable outcome of such legal challenges could adversely affect the financial condition of our customers and reduce their demand for our hardware and software-enabled services. For example, persons, associations and groups could oppose renewable energy projects in general or our customers' projects specifically, citing, for example, misuse of water resources, landscape degradation, land use, food scarcity or price increase and harm to the environment. Moreover, regulation may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, our customers are typically required to obtain, among other things, environmental impact permits or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association or group may oppose a project. The effect of such public opposition to renewable energy projects and any resulting reduction in customer demand for our hardware and software-enabled services could adversely affect our business, financial condition and results of operations.

Changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for products used in storage or solar energy projects and the renewable energy market more broadly, such as module supply and availability. More specifically, in March 2018, the United States imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports pursuant to Section 232 of the Trade Expansion Act of 1962 and has imposed additional tariffs on steel and aluminum imports pursuant to Section 301 of the Trade Act of 1974. To the extent we source products that contain overseas supplies of steel and aluminum, these tariffs and any additional or increased tariffs could result in interruptions in the supply chain and negatively affect costs and our gross margins. Additionally, in January 2018, the United States adopted a tariff on imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years to 15%. In 2022, the United States extended the Section 201 solar tariffs for an additional four years, which declines to a rate of 14% in 2025. While this tariff does not apply directly to the components we import, it may indirectly affect us by affecting the financial viability of solar energy projects, which could in turn reduce demand for our products. Furthermore, in July 2018, the United States adopted a 10% tariff on a long list of products imported from China under Section 301 of the Trade Act of 1974, including, inverters and power optimizers, which became effective on September 24, 2018. In June 2019, the Office of the U.S. Trade Representative increased the rate of such tariffs from 10% to 25%. While these tariffs are not directly applicable to our products, they could negatively affect the solar energy projects in which our products are used, which could lead to decreased demand for our products. In 2024, the United States increased Section 301 tariffs on Chinese lithium-ion battery packs from 7.5% to 25%, which are scheduled to take effect in 2026. In 2025, the United States broadly imposed additional 10% tariffs on Chinese goods under the International Emergency Economic Powers Act of 1977.

In addition, the United States currently imposes antidumping and countervailing duties on certain imported crystalline silicon photovoltaic ("PV") cells and modules from China and Taiwan. Such antidumping and countervailing duties can change over time pursuant to annual reviews conducted by the U.S. Department of Commerce ("USDOC"), and an increase in duty rates could have an adverse impact on our operating results.

In February 2022, Auxin Solar Inc., a U.S. producer of crystalline silicon PV products, petitioned the USDOC to investigate alleged circumvention of antidumping and countervailing duties on crystalline silicon PV cell and module imports assembled and completed in Cambodia, Malaysia, Thailand, and Vietnam. In August 2023, USDOC issued a final determination that certain Chinese producers are circumventing antidumping and countervailing duties by shipping crystalline silicon PV cells and modules through Cambodia, Malaysia, Thailand, and Vietnam for minor processing. However, that two-year moratorium has since expired. In 2024, USDOC initiated a second solar antidumping and countervailing duties case involving these same four countries. In 2025, the United States also initiated an antidumping and countervailing duties case for Chinese anode material, which could affect battery prices. The United States has suspended until June 2024 collection of antidumping and countervailing duties on crystalline silicon PV cell and module imports from those four countries. The timing and progress of many of our customers' projects depend upon the supply of batteries, PV cells and modules. As a result, if the United States begins collecting antidumping and countervailing duties on such products, it could adversely affect our business, financial condition and results of operations.

Tariffs, and the possibility of additional or increased tariffs in the future, have created uncertainty in the industry, particularly in light of the recent change in U.S. Presidential administration. This has resulted in, and may continue to result in, some project delays. If the price of solar systems or energy storage systems in the United States increases, the use of these products could become less economically feasible and could reduce our gross margins or reduce the demand of such systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers, suppliers, and manufacturing partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages, or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions.

Some products that we import may also be affected by the Uyghur Forced Labor Prevention Act (the "UFLPA"), which was signed into law by former President Biden in 2021. According to U.S. Customs and Border Protection, "it establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region of the People's Republic of China, or produced by certain entities, is prohibited by Section 307 of the Tariff Act of 1930 and that such goods, wares, articles, and merchandise are not entitled to entry to the U.S. The presumption applies unless the Commissioner of U.S. Customs and Border Protection determines that the importer of record has complied with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor." There continues to be uncertainty regarding how to achieve full compliance with the UFLPA, whether related to sufficient traceability of materials or other factors. This has created a significant compliance burden and caused supply chain constraints and project delays for our customers that import certain products (including solar panels and related components) from China. Although our own product delivery schedules have not been materially affected thus far, future developments in the enforcement of the UFLPA and related withhold release orders issued by the U.S. Customs and Border Protection may result in disruptions to our own supply chains and future sales, and therefore negatively impact our business, financial condition, and results of operations.

Additional Risks Related to our Securities and Our Capital Structure

We may fail to qualify for continued listing on the NYSE, which could make it more difficult for our stockholders to transact in our shares and reduce the value of their stock.

Our common stock is listed on the NYSE under the symbol "STEM." We are required to satisfy the continued listing requirements of the NYSE to maintain such listing, including, among other things, the maintenance of a certain average closing price of our common stock.

On August 28, 2024, we received formal notice from the NYSE that we were not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our shares of common stock had fallen below $1.00 per share over a period of 30 consecutive trading days. We subsequently notified the NYSE of our intent to regain compliance with the requirements of Section 802.01C. We are able to regain compliance at any time within the six-month period following receipt of the notice if, on the last trading day of any calendar month during this cure period (or the last trading day of this cure period), we have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the prior 30 trading-day period. If we do not regain compliance with Section 802.01C within that cure period, the NYSE may commence delisting proceedings.

There can be no assurance that we will be able to regain compliance with the NYSE's continued listing requirements. If our stock price does not increase, we may not be able to meet the standards for continued listing on the NYSE within the compliance period. If we do not regain compliance with the NYSE continued listing standards, we could face material adverse consequences, including:

- a limited availability of market quotations for our common stock;

- an adverse effect on the market price of our common stock;

- loss of confidence from stakeholders, employees and potential business partners;

- reduced liquidity with respect to our common stock;

- a determination that our shares are a "penny stock," which will require brokers trading in our shares to adhere to more stringent rules, and which may limit demand for our common stock among certain investors;

- a limited amount of news and analyst coverage for our company; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

Some analysts have downgraded our common stock or dropped coverage. If more analysts do not publish research about our business or publish inaccurate or unfavorable research, our stock price and trading volume could decline further.

The trading market for our common stock depends in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. Some analysts have recently downgraded our common stock, while others have dropped coverage. If more analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, demand for our common stock could further decrease and our common stock price and trading volume may decline.

Our common stock price has been, and may continue to be, subject to significant volatility.

Our common stock price during the year ended December 31, 2024, ranged from $0.30 to $3.74 per share. The price of our common stock in 2024 was highly volatile and may fluctuate in response to our results of operations in future periods or due to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may continue to experience significant volatility and may not necessarily reflect the value of our expected performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

- The addition or loss of significant customers;

- results of operations that vary from the expectations of securities analysts and investors;

- financial and operating guidance, if any, that we provide to the public, and any changes in this guidance or our failure to meet this guidance;

- results of operations that vary from those of our competitors;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

- any significant change in our senior management;

- changes in general macroeconomic or market conditions or trends in our industry or markets, including as a result of a general economic slowdown or a recession, increasing interest rates and changes in monetary policy, or inflationary pressures;

- changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- future sales of our common stock or other securities or the incurrence of significant debt;

- investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- actions by institutional or activist stockholders;

- changes in accounting standards, policies, guidelines, interpretations or principles; and

- other events or factors, including those resulting from natural disasters, geopolitical instability or war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In addition, in the past, following periods of market volatility, stockholders have instituted securities class action litigation against companies. For example, in May and July 2023, two putative securities class actions were filed against us and certain of our current and former officers and directors alleging claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 15 of the Securities Act of 1933. The lawsuits seek damages, litigation costs and interest. Securities litigation against us could result in substantial costs and divert our management's time and attention from other business concerns, which could have a material adverse effect on our business, regardless of the outcome of such litigation. We may be the target of additional litigation of this type in the future.

Our financial condition and results of operations and other key metrics are likely to continue to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

Our financial condition and results of operations and other key metrics have fluctuated significantly in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. For example, the amount of revenue we recognize in a given period has been materially dependent on the volume of purchases of our energy storage systems and software-enabled services in that period, as well as on a small number of customers. Furthermore, in October 2024, we announced a new business strategy, which is expected to result in reduced revenues and short-term disruptions in our operations in the near term.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

- the demand in, or timing of, customer installations of our hardware, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules, and availability and schedule of our third-party general contractors;

- delays or cancellations of energy storage system purchases and installations;

- fluctuations in our service costs, particularly due to unaccrued costs of servicing and maintaining energy storage systems;

- interruptions in our supply chain;

- the timing and level of additional purchases by existing customers;

- unanticipated expenses or installation delays incurred by customers due to changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health and safety requirements; and

- disruptions in our sales, production, service or other business activities resulting from our inability to attract and retain qualified personnel.

In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

We may issue a significant number of shares in the future in connection with investments or acquisitions.

We may issue securities in the future in connection with investments or acquisitions or otherwise. The number of shares of common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs; make some activities more difficult, time-consuming, and costly; and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We continue to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We also continue to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. Additionally, if these new systems, controls, or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports, or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our common stock.

Certain provisions of our Amended and Restated Charter and Amended and Restated Bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions, among other things:

- establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of our board of directors will be elected at one time;

- authorize our board of directors to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;

- eliminate the ability of stockholders to call special meetings of stockholders;

- eliminate the ability of stockholders to fill vacancies on our board of directors;

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;

- permit our board of directors to establish the number of directors;

- provide that our board of directors is expressly authorized to make, alter or repeal our Amended and Restated Bylaws;

- provide that stockholders can remove directors only for cause and only upon the approval of not less than 66 2⁄3 of all outstanding shares of our voting stock;

- require the approval of not less than 66 2⁄3 of all outstanding shares of our voting stock to amend our Amended and Restated Bylaws and specific provisions of our Amended and Restated Charter; and

- limit the jurisdictions in which certain stockholder litigation may be brought.

As a Delaware corporation, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of us.

These anti-takeover provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our Amended and Restated Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Amended and Restated Charter provides that, that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us or any director, officer, or other employee arising pursuant to the DGCL, (iv) any action to interpret, apply, enforce, or determine the validity of our second amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court's having jurisdiction over indispensable parties named as defendants.

In addition, our Amended and Restated Charter provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision does not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our Amended and Restated Charter to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consent to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The capped call transactions we entered into in connection with the pricing of our 2028 and 2030 Convertible Notes may adversely affect the market price of our common stock.

In connection with the pricing of the 2028 and 2030 Convertible Notes, we entered into capped call transactions with several affiliates of the Initial Purchasers (the "Option Counterparties"). The capped call transactions are expected generally to reduce potential dilution to our common stock upon conversion of any 2028 and 2030 Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap.

In addition, the Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock in secondary market transactions and prior to the maturity of the 2028 and 2030 Convertible Notes (and are likely to do so on each exercise date for the capped call transactions or following any termination of any portion of the capped call transactions in connection with any repurchase, redemption or early conversion of the 2028 and 2030 Convertible Notes). This activity could cause or avoid an increase or decrease in the market price of our common stock.

We are subject to counterparty risk with respect to the capped call transactions.

The Option Counterparties are financial institutions, and we are subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the option counterparties is not secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer more dilution than we currently anticipate with respect to our common stock. We can provide no assurance as to the financial stability or viability of the option counterparties.

General Risk Factors

Future litigation or administrative proceedings could have a material adverse effect on our business, financial condition, and results of operations.

We have been and continue to be involved in legal proceedings, claims, and other litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products and services, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

Our operating results may be adversely affected by unfavorable macroeconomic, geopolitical, and market conditions.

Unfavorable macroeconomic conditions, such as a general slowdown or recession of the global or U.S. economy, uncertainty and volatility in the financial markets, inflation or rising interest rates, as well as geopolitical conditions could reduce investment in projects that make use of our services. Market uncertainty and volatility in various geographies have been magnified as a result of potential shifts in U.S. and foreign trade, economic, and other policies following the recent change in U.S. Presidential administration. In addition, sustained unfavorable macroeconomic conditions might also have a negative impact on many of our customers or suppliers, which could impair their ability to meet their obligations to us. If economic and market conditions globally, in the U.S. or in other key markets become more volatile or deteriorate further, we may experience material impacts on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We maintain a cyber risk management program that is designed to identify, assess, manage, mitigate, and respond to cybersecurity threats. The design of our program is based on recognized best practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology Cybersecurity Framework.

We have implemented a cyber incident response standard operating procedure (the "SOP") detailing actions to be taken in the event of a cyber incident. Pursuant to the SOP, any suspected cyber breaches or detected vulnerabilities are promptly reported by our cybersecurity team to our Chief Technology Officer ("CTO") and Chief Legal Officer ("CLO") for further assessment and/or remediation. In addition, we require our employees to regularly participate in mandatory cybersecurity training that covers critical aspects of digital security, including phishing prevention, threat awareness, and safe data handling practices. Cybersecurity risk considerations are also incorporated into our broader business continuity planning.

In addition to our internal processes, our partnerships with various third-party vendors comprise a key component of our cyber risk management program. We engage several reputable third-party companies to monitor and work to maintain the performance and effectiveness of our products and services, as well as to conduct System and Organization Controls (SOC) assessments and our mandatory cybersecurity training for employees. We are also implementing systems and processes designed to oversee, identify and reduce the potential impact of a security incident at a third-party vendor, service provider or customer or otherwise implicating the third-party technology and systems we use.

Our Compliance and Security Officer ("CSO"), who has extensive cybersecurity knowledge and skills gained from more than 20 years of work experience at the Company and elsewhere, is the head of our experienced cybersecurity team and is responsible for assessing and managing our cyber risk management program. The CSO receives reports on cybersecurity threats on an ongoing basis and regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. Our CSO collaborates with our business, engineering, human resources, legal, and other functions to implement and enforce our cyber policies. Our CSO reports to our CTO, and they collectively inform our senior management regarding the prevention, detection, mitigation, and remediation of incidents and vulnerabilities.

The Audit Committee of the Board of Directors (the "Board") oversees our cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. Each quarter, our CTO updates the Audit Committee on the development and effectiveness of our cyber risk management program. In addition, the Audit Committee is responsible for periodically reviewing and discussing with management our practices with respect to cybersecurity and information security risk management. In addition, cybersecurity risks are reviewed by the Board as part of the Company's corporate risk mapping exercise.

Although we have experienced, and will continue to experience, cyber incidents in the normal course of our business, as of the date of this report, prior cyber incidents have not had a material adverse effect on the Company, including our business strategy, results of operations, and financial conditions. For a further explanation of the cybersecurity risks and threats to which we could be subject, see *"A failure of our information technology and data security infrastructure could adversely affect our business and operations"* in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

Our corporate headquarters is located in San Francisco, California. This facility comprises approximately 6,500 square feet of office space. We lease this facility. In addition, our other material properties are described below.

Type of Space	Location	Approximate Square Footage	Leased or Owned
Office	Gurugram, India	41,800 square feet	Leased
Office	Broomfield, Colorado	13,600 square feet	Leased
Manufacturing	Longmont, Colorado	24,100 square feet	Leased

We believe our space is adequate for our current needs and that suitable additional or substitute spaces will be available to accommodate the foreseeable expansion of our operations. For more information about our material lease commitments, see Note 8 — *Leases*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

The information with respect to this Item 3, "Legal Proceedings" is set forth in Note 21 — *Commitments and Contingencies,* in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock is traded on The New York Stock Exchange under the symbol "STEM."

Holders

As of February 25, 2025, there were 88 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not paid any cash dividends on our common stock to date and currently intend to retain any future earnings to fund the growth of our business. The payment of cash dividends is at the sole discretion of the Board and may be affected by various factors, including our future earnings, financial condition, capital requirements, share repurchase activity, current and future planned strategic growth initiatives, levels of indebtedness, and other considerations our Board deems relevant.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management's discussion and analysis of our financial condition and results of operations ("MD&A") in conjunction with our consolidated financial statements and the related notes included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Report. In addition to our historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results and the timing of certain events could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Report, particularly in Part I, Item 1A, "Risk Factors."

This MD&A generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Annual Report on Form 10-K can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K filed with the SEC on February 29, 2024.

The Merger

The information regarding the Merger set forth in the first paragraph of Part 1, Item 1, "Business — History" above is incorporated herein by reference. See also Note 1 — *Business*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. For financial reporting purposes, Legacy Stem is treated as the accounting acquirer.

Acquisition of AlsoEnergy

On February 1, 2022, we acquired 100% of the issued and outstanding capital stock of AlsoEnergy. The transaction combined our storage optimization capabilities with AlsoEnergy's solar asset performance monitoring and control software. Through AlsoEnergy, we provide end-to-end turnkey solutions that monitor and manage renewable energy systems through AlsoEnergy's PowerTrack software. PowerTrack includes data acquisitions and monitoring, performance modelling, agency reporting, internal reports, work order tickets, and supervisory control and data acquisition ("SCADA") controls. AlsoEnergy has deployed systems at various international locations, but its primary customer base is in the United States, Germany and Canada. The total consideration for the AlsoEnergy acquisition was $652.0 million, comprised of $543.1 million paid in cash net of a working capital adjustment for an escrow recovery, and $108.9 million in the form of 8,621,006 shares of our common stock. We incurred $6.1 million of transaction costs related to the acquisition of AlsoEnergy, which were recorded in general and administrative expense during the year ended December 31, 2022. See Note 6 — Business Combinations, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Overview

Our mission is to help our customers plan, deploy, and operate clean energy assets via artificial intelligence ("AI")-enabled software and services.

In order to fulfill our mission, we provide our customers, which include energy traders, asset owners, independent power producers, community choice aggregators, offtakers, renewable project developers, engineering, procurement and construction ("EPC") firms, operations & maintenance providers, electric cooperatives, utilities, load-serving entities, and grid operators, with (i) an integrated suite of software and edge products, and (ii) full-lifecycle energy services from a team of leading experts.

Since our inception in 2009, we have engaged in developing and marketing AI-enabled software and services, raising capital, and recruiting personnel. As the energy landscape has changed in recent years, we have increasingly focused on larger, utility-scale projects, supporting energy asset owners, developers, operators, and traders. Over the last 15 years, we have grown into one of the most experienced energy storage providers in the world, achieving milestones such as deploying systems with Fortune 500 brands, operating the largest virtual power plant in California, and bringing energy storage into several emerging energy markets across the United States.

We operate in two key areas within the renewable energy landscape: solar and storage. In solar, we serve project developers, asset owners and engineering, procurement and construction firms (EPCs) by selling them solar edge devices and monitoring and control software, as well as professional services related to the design and commissioning of the same.

In storage, we serve project developers, asset owners, EPCs, and distributors by selling them software-enabled forecasting and optimization managed services that minimize spending on utility bills, or maximize revenue from energy market participation. In some cases, we also resell battery OEM hardware to our customers for a fee.

Some customers own both solar and storage assets, and use our full software capabilities and services across both asset classes.

We have incurred net operating losses and negative cash flows from operations each year since our inception. We have financed our operations primarily through cash flows from customers, proceeds from the Merger, convertible senior notes, and issuance of convertible preferred stock.

Our total revenue decreased from $461.5 million for the year ended December 31, 2023 to $144.6 million for the year ended December 31, 2024. For the years ended December 31, 2024 and 2023, we incurred net losses of $854.0 million and $140.4 million, respectively. As of December 31, 2024, we had an accumulated deficit of $1,626.5 million.

We expect to continue to exercise discipline and moderate expenses associated with sales and marketing, research and development, regulatory and related functions. In addition, we expect to continue to manage and reduce our general and administrative expenses associated with scaling our business operations and being a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Key Factors, Trends and Uncertainties Affecting our Business

We believe that our performance and future success depend on several factors, some of which present significant opportunities for us, and some of which pose risks and challenges, including but not limited to:

Our New Strategy

In October 2024, we announced a new business strategy that reflects a renewed focus on developing and marketing our AI-enabled software and services offerings. This transition will entail significant operational changes, including reduction of what has historically been the source of most of our revenue (battery resales), adjustments to the way we develop and market our products and services, and realignment of our business processes. These changes are expected to result in reduced revenue, increased restructuring-related costs and short-term disruptions in our operations, which may negatively affect our ability to effectively scale our software and services offerings and achieve our financial and operational targets. Failure to successfully and timely implement our new strategy may have a material adverse effect on our business, financial condition, and results of operations. See *"We may not be able to successfully implement our recently announced new strategy."* in Part I. Item 1A. "Risk Factors" in this Report for additional information about certain risks related to our new strategy.

Cash Reserves

The execution of our new business strategy is expected to require significant investment in our human capital and infrastructure. As of December 31, 2024, we had cash and cash equivalents of $56.3 million (as compared to $75.4 million as of September 30, 2024 and $105.4 million as of December 31, 2023), while our operating expenses for the year ended December 31, 2024 were $828.4 million. Our cash reserves may constrain our ability to make the investments required to execute our new strategy. Moreover, our cash reserves may not be sufficient to fund operations. If our cash flow from operations does not improve as quickly as expected, or if we are unable to secure additional sources of capital if or when the need arises, it may have a material adverse effect on our business, financial condition, and results of operations.

Customer Concentration

We have historically depended on a small number of significant customers for our sales, and a small number of customers have historically accounted for a material portion of our revenue. Although we continue to diversify our customer base, we may continue to derive a significant portion of our revenue from a small number of customers. Loss of a significant customer, the inability to close (or a delay in closing) a significant contract at any time, or a significant reduction in pricing or order volume from a significant customer, have (in the case of contractual delays) resulted in material reductions in revenue and other adverse effects in certain quarters, and may do so in the future.

NYSE Notice

On August 28, 2024, we received formal notice from the New York Stock Exchange (the "NYSE") that we were not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our shares of common stock had fallen below $1.00 per share over a period of 30 consecutive trading days. We subsequently notified the NYSE of our intent to regain compliance with the requirements of Section 802.01C. We are able to regain compliance at any time within the six-month period following receipt of the notice if, on the last trading day of any calendar month during this cure period (or the last trading day of this cure period), we have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the prior 30 trading-day period. If we do not regain compliance with Section 802.01C within such cure period, the NYSE may commence delisting proceedings. The NYSE rules also provide for an exception to the six-month cure period if the action required to regain compliance with Section 802.01C requires stockholder approval, in which case, the action needs to be approved by stockholders by no later than our next annual meeting of stockholders and promptly implemented. We would be able to regain compliance if our share price promptly exceeds $1.00 per share after receiving stockholder approval, and the price remains above that level for at least the following 30 trading days. On February 13, 2025, we notified the NYSE that we intend to regain compliance with Section 802.01C through a reverse stock split, for which we would seek stockholder approval no later than at our 2025 annual meeting of stockholders.

The notice does not affect our ongoing business operations or our SEC reporting requirements.

For more information, see Part I. Item 1A. "Risk Factors —*We may fail to qualify for continued listing on the NYSE, which could make it more difficult for our stockholders to sell their shares.*"

Inflation Reduction Act and Infrastructure Investment and Jobs Act

In August 2022, the U.S. government enacted the United States Inflation Reduction Act of 2022 (the "IRA"), which includes several provisions intended to accelerate U.S. manufacturing and adoption of clean energy, battery and energy storage, electrical vehicles, and other solar products and is expected to impact our business and operations. As part of such incentives, the IRA, among other things, extends the investment tax credit and production tax credit at their full rates until at least 2034 and is therefore expected to increase the demand for solar and storage products. The IRA also incentivizes residential solar and storage customers and developers through the inclusion of a tax credit for qualifying energy projects of up to 30%. Section 45X of the IRA offers advanced manufacturing production tax credits ("AMPTC") that incentivize the production of eligible components within the U.S. These provisions of the law are only several years old, and regulations and guidance concerning their implementation are gradually being published and refined by the U.S. Treasury Department. On October 24, 2024, final regulations concerning the application of IRC §45X were published. The regulations contain detailed rules concerning the eligibility, qualifying and accounting for AMPTCs. Of particular relevance to the Company are the rules concerning the qualification and measurement of AMPTCs to Residential Inverters, Commercial Inverters and DC-Optimized Inverter Systems, that are included in the definition of Microinverters. In 2024 we sold a significant part of the AMPTCs we generated from our U.S. production of eligible components.

In January 2025, the new U.S. administration issued an executive order and a memorandum aimed at pausing the disbursement of grants and other government funds, including funds under the IRA and the and Infrastructure Investment and Jobs Act ("IIJA"), thereby creating uncertainty regarding the ability to secure government awards and grants. This potential loss of financial support could adversely affect our business and the overall financial performance of the Company.

Furthermore, potential federal decisions to modify the IRA, IIJA or their associated regulations or guidance could adversely affect the availability of incentives.

Parent Company Guarantees

Prior to July 2023, we agreed in certain customer contracts, to provide a guarantee that the value of purchased hardware will not decline for a certain period of time, as more fully described below under Note 3 — *Revenue*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We account for such contractual terms and guarantees as variable consideration at each measurement date. We update our estimates of variable consideration each quarter, including changes in estimates related to such guarantees, for facts or circumstances that have changed from the time of the initial estimate. As a result, the Company recorded a net revenue reduction of $38.7 million in hardware revenue during the year ended December 31, 2024. The overall reduction in revenue was related to deliveries that occurred prior to 2024.

Because we have not included these parent company guarantees in our contracts since July 2023, and because we do not intend to provide guarantees in customer contracts going forward, we believe that excluding the effect of the $38.7 million net reduction in revenue from adjusted EBITDA and non-GAAP gross profit enhances the comparability to these metrics in prior periods.

Impairment and Accounts Receivable Write-Off

For those contracts where the customers invoked parent company guarantee ("PCG") protection pursuant to the applicable contract, we have worked actively to remarket the remaining systems subject to PCG with a wide variety of potential customers, as more fully described below under Note 3 — *Revenue*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Given the uncertainty of collection from the original customers of due and unpaid amounts in those cases where we believe we have enforceable rights of recovery, we believe the likelihood for collection of the accounts receivable outstanding relating to hardware subject to these PCG's is no longer probable. Accordingly, we wrote-off the remaining receivables of $104.1 million during the year ended December 31, 2024. We are evaluating all potential remedies with respect to our enforceable rights under applicable contracts.

Seasonality

Our results of operations have typically fluctuated due to seasonal trends, which we expect to recur in future periods. Historically, we have recognized most of our revenue in the third and fourth fiscal quarters of each year due to various factors, including the requirement by our customers to reach target commercial operation dates for their renewable energy projects as well as tax equity and financing considerations. For instance, our revenue recognized in the third and fourth quarters of the fiscal year ended December 31, 2024 accounted for 59% of the total revenue recognized in the fiscal year ended December 31, 2024. The seasonality of our results of operations may be mitigated as our software and services offerings begin to comprise a greater percentage of our total revenue.

Supply Chain Constraints and Risk

We rely on a very small number of suppliers of energy storage systems and other equipment. If any of our suppliers were unable or unwilling to provide us with contracted quantities in a timely manner at prices, quality levels and volumes acceptable to us, we would have very limited alternatives for supply, and we may not be able find suitable replacements for our customers, if at all. Such an event could materially adversely affect our business, prospects, financial condition and results of operations.

DevCo Joint Ventures

We, through an indirect wholly-owned development subsidiary, have entered into strategic joint ventures with qualified third parties to develop select energy storage generation projects ("DevCo Projects"), as more fully described below under Note 1 — *Business* in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. These projects require significant upfront investment by us and involve a high degree of risk. If a DevCo Project fails to reach completion or is significantly delayed, we could lose all or a portion of our development capital investment. See *"We Face Risks Related to our DevCo Business Model"* in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K for additional information about certain risks related to these DevCo Projects.

Decline in Lithium-Ion Battery Costs

Our revenue growth is directly tied to the continued adoption of energy storage systems by our customers. The cost of lithium-ion energy storage hardware has generally declined over the last decade, but increased demand and global supply chain constraints or trade and tariff actions could cause price increases in the future. The market for energy storage is rapidly evolving, and while we believe costs will continue to decline over time, there is no guarantee. If costs do not continue to decline, or do not decline as quickly as we anticipate, this could adversely affect our ability to increase our revenue and grow our business. The IRA, which was signed into law in August 2022, includes incentives and tax credits aimed at reducing the effects of climate change, such as a tax credit for stand-alone battery storage projects. The implementation of the IRA is expected to further reduce the cost of battery storage systems for certain customers; however, there are numerous restrictions and requirements associated with qualifying for the tax credits and other incentives available under the IRA, and we continue to assess Treasury Department and other guidance on how the IRA impacts our business. Additionally, a new Congress and presidential administration introduces uncertainty as to whether these financial and tax incentives will be modified, reduced or restricted in the future.

Increase in Deployment of Renewables

Deployment of intermittent resources has accelerated over the last decade, and today, wind and solar have become a low cost energy source. We expect the cost of generating renewable energy to continue to decline and deployments of energy storage systems to increase. As renewable energy sources of energy production are expected to represent a larger proportion of energy generation, grid instability rises due to their intermittency, which can be addressed by energy storage solutions. The IRA is expected to further increase the deployment of renewable energy assets, provided that the law or its implementation is not modified or restricted in a way that counters these effects. We are continuing to evaluate the IRA and its requirements, including Treasury Department guidance, and its application to our business and our customers.

Competition

Our key competitors include energy monitoring and optimization software providers, energy storage and edge device OEMs, hardware integration providers, renewable project developers, EPC firms, and consulting firms. In storage, our competitors are typically focused on the development and marketing of single-purpose built solutions with captive hardware offerings, while our AI-powered software is hardware agnostic, and benefits from operational data across a multitude of hardware types, geographies, utilities, and grid operator service areas. In solar, our competitors provide monolithic software and edge devices, whereas PowerTrack™ and our edge devices provide customers with a flexible solution that meets their individual project needs.

We believe we are well-positioned to compete successfully in the market for software and software-enabled services. We are among the leaders in global distributed solar and energy storage assets under management, supported by proven technology, focused customer service, strong strategic partnerships and a seasoned leadership team with a track record of success.

Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competitors include other types of software providers and some hardware manufacturers that offer software solutions. If our market share declines due to increased competition, our revenue and ability to generate profits in the future may be adversely affected.

Government Regulation and Compliance

Although we are not regulated as a utility, the market for our products and services is heavily influenced by federal, state, and local government statutes and regulations concerning electricity. These statutes and regulations, like the IRA, affect electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States and internationally, governments regularly modify these statutes and regulations and acting through state utility or public service commissions, regularly change and adopt different rates for commercial customers. These changes can positively or negatively affect our ability to deliver cost savings to customers.

Non-GAAP Financial Measures

In addition to financial results determined in accordance with U.S. generally accepted accounting principles ("GAAP"), we use adjusted EBITDA and non-GAAP gross profit and margin, which are non-GAAP financial measures, for financial and operational decision making and as a means to evaluate our operating performance and prospects, develop internal budgets and financial goals, and to facilitate period-to-period comparisons. Our management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain expenses and expenditures that may not be indicative of our operating performance, such as stock-based compensation and other non-cash charges, as well as discrete cash charges that are infrequent in nature. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management's internal comparisons to our historical performance and liquidity as well as comparisons to our competitors' operating results. We believe these non-GAAP financial measures are useful to investors both because they (1) allow for greater transparency with respect to key metrics used by management in its financial and operational decision making and (2) are used by our institutional investors and the analyst community to help them analyze the health of our business. Adjusted EBITDA and non-GAAP gross profit and margin should be considered in addition to, not as a substitute for, or superior to, other measures of financial performance prepared in accordance with GAAP.

Non-GAAP Gross Profit and Margin

We define non-GAAP gross profit as gross profit excluding amortization of capitalized software, impairments related to decommissioning of end-of-life systems, excess supplier costs and resulting liquidated damages, reduction in revenue, and revenue constraints. We define non-GAAP gross margin as non-GAAP gross profit as a percentage of revenue.

We generally record the full purchase order value as revenue at the time of hardware delivery; however, for certain non-cancelable purchase orders entered into during the first quarter of 2023, the final settlement amount payable to us is variable and indexed to the price per ton of lithium carbonate in the first quarter of 2024 such that we may increase or decrease the final prices in such purchase orders based on the price per ton of lithium carbonate at final settlement. Lithium carbonate is a key raw material used in the production of hardware systems that we ultimately sell to our customers. The total dollar amount of such purchase orders for the indexed contracts was approximately $52.0 million. However, due to the pricing structure in such purchase orders, we recorded revenue in the first quarter of 2023 of approximately $42.0 million, net of a $10.2 million revenue constraint, using a third party forecast of the lithium carbonate trading value in the first quarter of 2024. Because we had not previously used indexed pricing in our customer contracts or purchase orders and had not previously constrained revenue related to forecasted inputs of our hardware systems, we believe that including the $10.2 million revenue constraint from the first quarter of 2023 into non-GAAP gross profit enhances the comparability to our non-GAAP gross profit in prior periods. We recorded the full cost of hardware revenue for these indexed contracts in the first quarter of 2023. All amounts associated with such indexed contracts have been settled.

During the years ended December 31, 2024 and 2023, we incurred costs of $1.0 million and $2.7 million, respectively, above initially agreed prices on the acquisition of certain hardware systems from one of our suppliers, which resulted from production delays by such supplier. This in turn caused fulfillment and delivery delays on an order to one of our customers, as a result of which we further incurred liquidated damages of $4.8 million during the year ended December 31, 2023, under the customer contract. Because we had not previously incurred costs above initially agreed prices with a hardware supplier and were subsequently required to pay liquidated damages to a customer, we excluded these two items from adjusted EBITDA and non-GAAP gross profit to better facilitate comparisons of our underlying operating performance across periods.

The following table provides a reconciliation of gross profit and margin (GAAP) to non-GAAP gross profit and margin (in millions, except for percentages):

| | Years Ended December 31, | |
	2024	2023
Revenue	$ 144.6	$ 461.5
Cost of revenue	(155.7)	(457.9)
GAAP gross (loss) profit	$ (11.1)	$ 3.6
GAAP gross margin (%)	*(8)%*	*1 %*
Non-GAAP Gross Profit		
GAAP Revenue	$ 144.6	$ 461.5
Add: Revenue constraint [1]	—	10.2
Add: Revenue reduction, net [2]	38.7	35.1
Add: Liquidated damages [3]	—	4.8
Subtotal	183.3	511.6
Less: Cost of revenue	(155.7)	(457.9)
Add: Amortization of capitalized software & developed technology	16.2	13.5
Add: Impairments	18.9	5.2
Add: Excess supplier costs [3]	1.0	2.7
Non-GAAP gross profit	$ 63.7	$ 75.1
Non-GAAP gross margin (%)	*35 %*	*15 %*

(1) Refer to the discussion of revenue constraint in "— Non-GAAP Gross Profit and Margin" above.
(2) Refer to the discussion of reduction in revenue in "— Parent Company Guarantees" above.
(3) Refer to the discussion of excess supplier costs and resulting liquidated damages in "— Non-GAAP Gross Profit and Margin" above. Refer to *Note 2 - Summary of Significant Accounting Policies* for a discussion on the accounting treatment of liquidated damages.

Adjusted EBITDA

As discussed above, we believe that adjusted EBITDA is useful for investors to use in comparing our financial performance with the performance of other companies. Nonetheless, the expenses and other items that we exclude in our calculation of adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude when calculating adjusted EBITDA.

We calculate adjusted EBITDA as net loss attributable to us before depreciation and amortization, including amortization of internally developed software, interest expense, further adjusted to exclude stock-based compensation and other income and expense items, including the net gain on extinguishment of debt, revenue constraint, reduction in revenue, excess supplier costs and resulting liquidated damages, change in fair value of derivative liabilities, impairment of goodwill, contract termination payment, impairment and accounts receivable write-off, transaction and acquisition-related charges, restructuring costs and income tax provision or benefit.

The following table provides a reconciliation of adjusted EBITDA to net loss (in thousands):

	Years Ended December 31,	
	2024	2023
	(in thousands)	
Net loss	$ (854,014)	$ (140,413)
Adjusted to exclude the following:		
Depreciation and amortization [1]	48,807	51,134
Interest expense	18,293	14,977
Gain on extinguishment of debt, net	—	(59,121)
Stock-based compensation	18,471	45,109
Revenue constraint [2]	—	10,200
Revenue reduction, net [3]	38,653	35,051
Excess supplier costs and resulting liquidated damages [4]	1,012	7,554
Change in fair value of derivative liability	(1,477)	7,731
Impairment of goodwill	547,152	—
Contract termination payment [5]	10,000	—
Impairment and accounts receivable write-off [6]	104,134	—
Impairment of inventory and other deferred costs [7]	18,059	—
Impairment of deferred costs with suppliers [8]	13,409	—
Provision for income taxes	332	433
Other expenses [9]	14,328	7,889
Adjusted EBITDA	$ (22,841)	$ (19,456)

(1) Depreciation and amortization includes depreciation and amortization expense, impairment loss of energy storage systems, impairment loss of project assets, and impairment loss of right-of-use assets.
(2) Refer to the discussion of revenue constraint in "— Non-GAAP Gross Profit and Margin" above.
(3) Refer to the discussion of reduction in revenue in "— Parent Company Guarantees" above.
(4) Refer to the discussion of excess supplier costs and resulting liquidated damages in "— Non-GAAP Gross Profit and Margin" above.
(5) Contract termination payments and hardware deposit forfeitures with certain suppliers.
(6) Refer to the discussion of write-offs relating to parent company guarantee related arrangements in "— Impairment and Accounts Receivable Write-Off" above.
(7) Impairment of inventory and other deferred costs represents charges to cost of goods to reduce the value of certain inventory items and deferred assets to their net realizable value.
(8) Deposit forfeitures with certain hardware suppliers.
(9) Adjusted EBITDA for the year ended December 31, 2024 reflects the exclusion of other expenses of $14.3 million. Other expenses are comprised of an accounts receivable write-off of $7.3 million, $1.2 million for advisory services relating to our change in strategy, $1.5 million in connection with separation agreements for certain of the Company's former executive officers, $3.7 million for expenses related to restructuring costs to pursue greater efficiency and to realign our business and strategic priorities, and $0.6 million of other non-recurring expenses. Adjusted EBITDA for the year ended December 31, 2023 reflects the exclusion of other expenses of $7.9 million. Other expenses are comprised of $5.6 million in accruals for sales taxes, $1.3 million for expenses related to restructuring costs, $0.5 million for impairments, and $0.5 million of other non-recurring expenses. Restructuring expenses consisted of employee severance and other exit costs.

Financial Results and Key Metrics

The following table presents our financial results and our key metrics (in millions, except for percentages and unless otherwise noted):

	Years Ended December 31,			
	2024		**2023**	
	(in millions)			
Key Financial Metrics				
Revenue	$	144.6	$	461.5
GAAP gross (loss) profit	$	(11.1)	$	3.6
GAAP gross margin (%)		(8)%		1 %
Non-GAAP gross profit	$	63.7	$	75.1
Non-GAAP gross margin (%)		35 %		15 %
Net loss	$	(854.0)	$	(140.4)
Adjusted EBITDA	$	(22.8)	$	(19.5)
Key Operating Metrics				
Bookings (1)	$	435.9	$	1,532.4
Contracted backlog* (2)		1,168.1		1,929.3
Contracted storage AUM (in GWh)*		5.6		5.5
Solar monitoring AUM (in GW)* (3)		29.9		27.5
CARR* (4)		86.0		91.0

*   at period end

(1)   As described below.

(2)   *Total value of bookings in dollars, as reflected on a specific date. Backlog increases as new contracts are executed (bookings) and decreases as integrated storage systems are delivered and recognized as revenue.*

(3)   *Total GW of systems in operation or under contract.*

(4)   *Contracted Annual Recurring Revenue ("CARR"): Annual run rate for all executed software services contracts including contracts signed in the period for systems that are not yet commissioned or operating.*

Bookings

Due to the long-term nature of our contracts, bookings are a key metric that allows us to understand and evaluate the growth of our Company and our estimated future revenue related to customer contracts for our energy optimization services and transfer of energy storage systems. Bookings represents the accumulated value at a point in time of contracts that have been executed under both our host customer and partnership sales models.

For host customer sales, bookings represent the expected consideration from energy optimization services contracts, including estimated incentive payments that are earned by the host customer from utility companies in relation to the services provided by us and assigned by the host customer to us. For host customer sales, there are no differences between bookings and remaining performance obligations at any point in time.

For partnership sales, bookings are the sum of the expected consideration to be received from the transfer of hardware and energy optimization services (excluding any potential revenues from market participation). For partnership sales, even though we have secured an executed contract with estimated timing of project delivery and installation from the customer, we do not consider it a contract in accordance with Financial Accounting Standards Board ("FASB") ASU 2014-09 Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), or a remaining performance obligation, until the customer has placed a binding purchase order. A signed customer contract is considered a booking as this indicates the customer has agreed to place a purchase order in the foreseeable future, which typically occurs within three (3) months of contract execution. However, executed customer contracts, without binding purchase orders, are cancellable without penalty by either party.

For partnership sales, once a purchase order has been executed, the booking is considered to be a contract in accordance with ASC 606, and therefore, gives rise to a remaining performance obligation as we have an obligation to transfer hardware and energy optimization services in our partnership agreements. We also have the contractual right to receive consideration for our performance obligations.

The accounting policy and timing of revenue recognition for host customer contracts and partnership arrangements that qualify as contracts with customers under ASC 606, are described within Note 2 — *Summary of Significant Accounting Policies*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Components of Our Results of Operations

Revenue

We generate services and other revenue and hardware revenue. Services and other revenue is generated through (i) energy optimization software, (ii) asset management software, and (iii) the sale of project assets and advisory services. Software fees charged to customers generally consist of recurring fixed monthly payments throughout the term of the contract and in some arrangements, an installation and/or upfront fee component. We may also receive incentives from utility companies in relation to the sale of our services.

We generate hardware revenue through (i) sales of OEM energy storage systems and (ii) edge hardware devices. Performance obligations are satisfied when the energy storage system and edge hardware device along with all ancillary hardware components are delivered. The milestone payments received before the delivery of hardware are treated as deferred revenue. In certain customer contracts, we agreed to provide a guarantee that the value of purchased hardware will not decline for a certain period of time, as more fully described below under Note 3 — *Revenue*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Cost of Revenue

Cost of services and other revenue includes depreciation of the cost of energy storage systems we own under long-term customer contracts, which includes capitalized fulfillment costs, such as installation services, permitting and other related costs. Cost of services and other revenue also includes the costs for the development and constructions of project assets. Cost of revenue may also include any impairment of inventory and energy storage systems, along with system maintenance costs associated with the ongoing services provided to customers. Costs of revenue are recognized as energy optimization and other supporting services are provided to our customers throughout the term of the contract.

Cost of hardware revenue generally includes the cost of the hardware purchased from a manufacturer, shipping, delivery, and other costs required to fulfill our obligation to deliver the energy storage system to the customer location. Cost of hardware revenue may also include any impairment of energy storage systems held in our inventory for sale to our customer. Cost of hardware revenue related to the sale of energy storage systems is recognized when the delivery of the product is completed.

Gross (Loss) Profit

Our gross (loss) profit fluctuates significantly from quarter to quarter. Gross (loss) profit, calculated as revenue less costs of revenue, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue and the amount and timing of investments to expand our customer base. Over the long term, we hope to increase both our gross profit in absolute dollars and gross margin as a percentage of revenue through enhanced operational efficiency and economies of scale.

Operating Expenses

Sales and Marketing

Sales and marketing expense consists of payroll and other related personnel costs, including salaries, stock-based compensation, commissions, bonuses, employee benefits, and travel for our sales and marketing personnel. In addition, sales and marketing expense includes trade show costs, amortization of intangibles and other expenses. We expect our sales and marketing expense to increase in future periods to support the overall growth in our business.

Research and Development

Research and development expense consists primarily of payroll and other related personnel costs for engineers and third parties engaged in the design and development of products, third-party software and technologies, including salaries, bonuses and stock-based compensation expense, project material costs, services and depreciation. We expect research and development expense to increase in future periods to support our growth, including our investments in optimization, accuracy and reliability of our platform and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.

General and Administrative

General and administrative expense consists of payroll and other related personnel costs, including salaries, stock-based compensation, employee benefits and expenses for executive management, legal, finance and other costs. In addition, general and administrative expense includes fees for professional services and occupancy costs. We expect to continue to manage and reduce our general and administrative expense associated with scaling our business operations and being a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Impairment of parent company guarantees

Account balances deemed to be uncollectible are charged to bad debt expense after all means of collection have been exhausted and the potential for recovery is considered remote.

Impairment of Goodwill

Impairment of goodwill represents impairment charges as a result of the carrying amount being greater than the fair value.

Other (Expense) Income, Net

Interest Expense

Interest expense, net consists primarily of interest on our outstanding borrowings under our outstanding notes payable, convertible senior notes, and financing obligations and accretion on our asset retirement obligations.

Gain on Extinguishment of Debt, Net

Gain on extinguishment of debt, net consists of income recognized in relation to the prepayment of our outstanding borrowings under our outstanding convertible notes and the write-off of any unamortized debt issuance costs associated with such notes.

Change in Fair Value of Derivative Liability

Change in fair value of derivative liability is related to the revaluation of derivative feature within a revenue contract, whereby final settlement is indexed to the price per ton of lithium carbonate.

Other Income, Net

Other income, net consists primarily of income from equity investments and foreign exchange gains or losses.

Results of Operations

Results of Operations for the Years Ended December 31, 2024 and 2023

		Year Ended December 31,		
	2024	2023	$ Change	% Change
	(In thousands, except percentages)			
Revenue				
Services and other revenue	$ 67,810	$ 62,548	$ 5,262	8%
Hardware revenue	76,774	398,967	(322,193)	(81)%
Total revenue	144,584	461,515	(316,931)	(69)%
Cost of revenue				
Cost of services and other revenue	52,394	50,298	2,096	4%
Cost of hardware revenue	103,248	407,552	(304,304)	(75)%
Total cost of revenue	155,642	457,850	(302,208)	(66)%
Gross (loss) profit	(11,058)	3,665	(14,723)	(402)%
Operating expenses				
Sales and marketing	37,759	51,556	(13,797)	(27)%
Research and development	51,282	56,508	(5,226)	(9)%
General and administrative	88,071	74,915	13,156	18%
Impairment of parent company guarantees	104,134	—	104,134	*
Impairment of goodwill	547,152	—	547,152	*
Total operating expenses	828,398	182,979	645,419	353%
Loss from operations	(839,456)	(179,314)	(660,142)	368%
Other (expense) income, net				
Interest expense	(18,293)	(14,977)	(3,316)	22%
Gain on extinguishment of debt, net	—	59,121	(59,121)	*
Change in fair value of derivative liability	1,477	(7,731)	9,208	*
Other income, net	2,590	2,921	(331)	(11)%
Total other (expense) income, net	(14,226)	39,334	(53,560)	(136)%
Loss before (provision for) benefit from income taxes	(853,682)	(139,980)	(713,702)	510%
(Provision for) benefit from income taxes	(332)	(433)	101	(23)%
Net loss	$ (854,014)	$ (140,413)	$ (713,601)	508%

*Percentage is not meaningful

Revenue

Total revenue decreased by $316.9 million, or 69%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The change was primarily driven by a $322.2 million decrease in hardware revenue primarily due to variable consideration adjustments of $38.7 million related to parent company guarantees as discussed in Note 3 — *Revenue,* and a $283.5 million decrease, resulting largely from a decrease in demand for hardware systems due to certain project-related interconnection and financing delays. The decrease was partially offset by an increase in services and other revenue of $5.3 million compared to the year ended December 31, 2023, primarily due to an increase in solar services subscriptions from existing and new customers.

Cost of Revenue

Cost of revenue decreased by $302.2 million, or 66%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The decrease was primarily driven by a decrease of cost of hardware revenue of $304.3 million due to a change in the mix of hardware and service offerings. Cost of services and other revenue increased $2.1 million, primarily due to an increase in solar cloud service costs and amortization of internally developed software costs.

Operating Expenses

Sales and Marketing

Sales and marketing expense decreased by $13.8 million, or 27%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The decrease was primarily due to a decrease of $8.5 million in personnel costs as a result of a decrease in headcount, a decrease of $3.3 million in amortization expense related to intangible assets from the acquisition of AlsoEnergy and contract origination costs, and a decrease of $2.0 million of professional services, resulting from reductions in advisory services, and office-related expenses as a result of marketing related subscription cancellations.

Research and Development

Research and development expense decreased by $5.2 million, or 9%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The decrease was primarily due to a decrease of $5.1 million in personnel costs as a result of lower headcount, and a decrease of $0.1 million in professional services and other expenses.

General and Administrative

General and administrative expense increased by $13.2 million, or 18%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase was primarily driven by a one-time contract termination payment of $23.4 million, an increase of $7.2 million of professional services and other expenses, and an increase of $1.8 million in office-related expenses partially offset by a decrease of $13.6 million in personnel costs as a result of a decrease in headcount, and a decrease of $5.6 million in business taxes related to state sales tax liabilities.

Impairment of parent company guarantees

Credit losses increased by $104.1 million for the year ended December 31, 2024 primarily due to a write-off of receivables related to certain customer contracts, which provided a parent company guarantee, that were deemed to be uncollectible.

Impairment of Goodwill

During the year ended December 31, 2024, we recorded an impairment of goodwill of $547.2 million as the carrying amount of the reporting unit exceeded its fair value.

Other (Expense) Income, Net

Interest Expense

Interest expense increased by $3.3 million, or 22%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The increase was primarily driven by an increase of $2.5 million in interest on our 2028 and 2030 Convertible Notes, and the accretion of discount on short-term investments of $2.0 million, partially offset by a decrease of $1.2 million in interest on financing obligations.

Gain on Extinguishment of Debt, Net

During the year ended December 31, 2023, we recorded a $59.4 million gain on extinguishment of debt driven by a $99.8 million payment to extinguish approximately $163.0 million aggregate principal amount of our 2028 Convertible Notes. The gain was partially offset by a $0.3 million loss on extinguishment of debt from repayment of our 2021 Credit Agreement.

Change in Fair Value of Derivative Liability

During the year ended December 31, 2024, we realized gains of $1.5 million relating to the settlement of our derivative liability related to customers contracts, as compared to unrealized losses of $7.7 million for the year ended December 31, 2023 due to the change in the price per ton of lithium carbonate.

Other Income, Net

Other income, net decreased by $0.3 million, or 11%, for the year ended December 31, 2024, as compared to the year ended December 31, 2023. The net decrease was primarily due to a decrease of $0.7 million due to an increase in recognized accretion expense on assets, a decrease of $0.2 million in income from equity investments, and a decrease of $0.8 million in interest income from short-term investments, partially offset by a $1.4 million realized loss on short-term investments.

(Provision for) Benefit from Income Taxes

During the year ended December 31, 2024, we recorded a provision for income taxes of $0.3 million primarily due to foreign and state income tax expense. During the year ended December 31, 2023, we recorded a provision for income taxes of

$0.4 million primarily as a result of foreign and state income tax expense from the gain on extinguishment of debt related to our 2028 Convertible Notes during the second quarter of 2023, which was offset by a partial release of our deferred tax asset valuation due to an acquisition during the first quarter of 2023.

Liquidity and Capital Resources

Sources of Liquidity

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our payment service obligations, we must have sufficient liquid assets and be able to move funds on a timely basis. Significant factors in the management of liquidity are funds generated from operations, levels of accounts receivable and accounts payable and capital expenditures.

As of December 31, 2024, our principal sources of liquidity were cash and cash equivalents of $56.3 million, which were held for working capital purposes and for investment growth opportunities. As of December 31, 2024, we had net accounts receivable of $59.3 million and our working capital, which we define as current assets less current liabilities, was $7.8 million. We believe that our cash position is sufficient to meet our capital and liquidity requirements for at least the next 12 months.

The attainment of profitable operations is dependent upon future events, including successfully implementing our new business strategy, hiring and retaining our key executives and personnel with the requisite experience to develop our software and AI-based solutions, obtaining adequate financing to complete our development activities, developing an adequate network of suppliers, and building our customer base. Failure to successfully implement our new business strategy, generate sufficient revenues from our software and services offerings, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, and financial condition. The execution of our new strategy will entail significant operational changes, including reduction of what has historically been the source of most of our revenue (battery resales), adjustments to the way we develop and market our products and services, and realignment of our business processes. These changes are expected to result in reduced revenue, increased costs and short-term disruptions in our operations, which is expected to negatively impact our financial condition in the near term. Further, our cash reserves may constrain our ability to make the investments required to execute our new strategy or may otherwise not be sufficient to fund operations. If our cash flow from operations does not improve as quickly as expected, or if we are unable to secure additional sources of capital if or when the need arises, it may have a material adverse effect on our business, financial condition, and results of operations.

In the future, we may be required to obtain additional equity or debt financing in order to support our continued capital expenditures and operations, which may not be available on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our business, growth and results of operations.

Our long-term liquidity requirements are linked primarily to the expansion of our software and services offerings and the implementation of our new business strategy, as well as the continued extension of Athena PowerTrack and other software applications. While we have plans to potentially expand our geographical footprint beyond our current partnerships and enter into joint ventures, those are not required initiatives to achieve our plans.

Financing Obligations

We have entered into arrangements wherein we finance the cost of energy storage systems via special purpose entities ("SPEs") we establish with outside investors. These SPEs are not consolidated into our financial statements, but are accounted for as equity method investments. The investors provide us upfront payments through the SPEs. Under these arrangements, the payment by the SPE to us is accounted for as a borrowing by recording the proceeds received as a financing obligation. The financing obligation is repaid with the future customer payments and incentives received. A portion of the amounts paid to the SPE is allocated to interest expense using the effective interest rate method. Furthermore, we continue to account for the revenues from customer arrangements and incentives and all associated costs despite such systems being legally sold to the SPEs due to our significant continuing involvement in the operations of the energy storage systems. The total financing obligation as of December 31, 2024 was $58.1 million, of which $16.5 million was classified as a current liability.

2028 Green Convertible Senior Notes

On November 22, 2021, we sold to Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Barclays Capital Inc, as initial purchasers (the "2021 Initial Purchasers"), and the 2021 Initial Purchasers purchased from us, $460.0 million aggregate principal amount of our 0.50% Green Convertible Notes due 2028 (the "2028 Convertible Notes"), pursuant to a purchase agreement dated as of November 17, 2021, by and between us and the 2021 Initial Purchasers. Our net proceeds from this offering were approximately $445.7 million, after deducting the 2021 Initial Purchasers' discounts and commissions and the estimated offering expenses payable by us. The 2028 Convertible Notes will accrue interest payable semi-annually in arrears and will mature on December 1, 2028, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Upon conversion, we may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock. The 2028 Convertible Notes are redeemable for cash at our option at any time given certain conditions. Refer to Note 13 — *Convertible Notes*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional details regarding this transaction.

On November 17, 2021, in connection with the pricing of the 2028 Convertible Notes, and on November 19, 2021, in connection with the exercise in full by the 2021 Initial Purchasers of their option to purchase additional 2028 Convertible Notes, we entered into capped call transactions with certain of the 2021 Initial Purchasers of the 2028 Convertible Notes to minimize the potential dilution to our common stockholders upon conversion of the 2028 Convertible Notes. We used approximately $66.7 million of the net proceeds from the 2028 Convertible Notes to pay the cost of the capped call transactions described above. We intend to allocate an amount equivalent to the net proceeds from this offering to finance or refinance, in whole or in part, existing or new eligible green expenditures of Stem, including investments related to creating a more resilient clean energy system, optimized software capabilities for energy systems, and reducing waste through operations.

On April 3, 2023, we used approximately $99.8 million of the net proceeds from the issuance of the 4.25% Green Convertible Senior Notes due 2030 ("2030 Convertible Notes") to purchase and surrender for cancellation approximately $163.0 million in aggregate principal amount of our 2028 Convertible Notes. See Note 13 — *Convertible Notes,* in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional details regarding this transaction.

2030 Convertible Notes

On April 3, 2023, we issued $240.0 million aggregate principal amount of our 2030 Convertible Notes in a private placement offering to qualified institutional buyers (the "2023 Initial Purchasers") pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2030 Convertible Notes are senior, unsecured obligations of the Company and bear interest at a rate of 4.25% per year, payable in cash semi-annually in arrears in April and October of each year, beginning in October 1, 2023. The 2030 Convertible Notes will mature on April 1, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Upon conversion, we may choose to pay or deliver cash, shares of common stock or a combination of cash and shares of common stock. The 2030 Convertible Notes are redeemable for cash at our option at any time given certain conditions. See Note 13 — *Convertible Notes*, of the Notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional details regarding this transaction.

Our net proceeds from this offering were approximately $232.4 million, after deducting for $7.6 million of debt issuance costs primarily consisting of underwriters, advisory, legal, and accounting fees. We used approximately $99.8 million of the net proceeds to purchase and surrender for cancellation approximately $163.0 million aggregate principal amount of our 2028 Convertible Notes.

On March 29, 2023 and March 31, 2023, in connection with the pricing of the 2030 Convertible Notes, and on April 3, 2023, in connection with the exercise in full by the 2023 Initial Purchasers of their option to purchase additional 2030 Convertible Notes, we entered into Capped Calls (the "2030 Capped Calls") with certain counterparties. We used $27.8 million of the net proceeds from the 2030 Convertible Notes to pay the cost of the 2030 Capped Calls.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

| | Year Ended December 31, | |
	2024	2023
Net cash used in operating activities	$ (36,650)	$ (207,377)
Net cash (used in) provided by investing activities	(3,517)	135,727
Net cash (used in) provided by financing activities	(8,438)	90,238
Effect of exchange rate changes on cash, cash equivalents and restricted cash	215	(16)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (48,390)	$ 18,572

Operating Activities

During the year ended December 31, 2024, net cash used in operating activities was $36.7 million, primarily due to our net loss of $854.0 million, adjusted for non-cash charges of $757.6 million and a net cash inflow of $59.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $45.0 million, non-cash interest expense of $2.1 million related to debt issuance costs, stock-based compensation expense of $18.5 million, non-cash lease expense of $3.0 million, impairment of inventory of $14.7 million, impairment of deferred costs with suppliers of $13.4 million, impairment of energy storage systems of $0.8 million, impairment loss of project assets of $0.9 million, impairment of right-of-use assets of $2.1 million, impairment and accounts receivable write-off of $104.1 million, impairment of goodwill of $547.2 million, impairment of deferred services $3.4 million, and provision for accounts receivable allowance of $4.0 million, partially offset by a change in fair value of derivative liability of $1.5 million. The net cash inflow from changes in operating assets and liabilities was primarily driven by a decrease in accounts receivable of $133.1 million, a decrease in inventory of $2.8 million, a decrease in deferred costs with suppliers of $6.5 million, a decrease in other assets of $6.5 million, partially offset by an increase in contract origination costs of $2.1 million, an increase in project assets of $8.9 million, a decrease in accrued expenses of $20.3 million, a decrease in accounts payable of $48.1 million, and a decrease in lease liabilities, net of $2.8 million, and a decrease in deferred revenue of $6.9 million.

During the year ended December 31, 2023, net cash used in operating activities was $207.4 million, primarily due to our net loss of $140.4 million, adjusted for non-cash charges of $50.6 million and net cash outflow of $117.6 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $46.3 million, non-cash interest expense of $2.6 million related to debt issuance costs, stock-based compensation expense of $45.1 million, change in fair value of derivative liability of $7.7 million, non-cash lease expense of $2.9 million, impairment of energy storage systems of $4.7 million, impairment loss of project assets of $0.2 million, provision for accounts receivable allowance of $1.4 million, and net recognized loss on investments of $1.6 million, partially offset by a net gain on debt extinguishment of $59.1 million, an income tax benefit of $0.3 million, and net accretion of discount on investments of $1.8 million, and other non-cash items of $0.7 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase in accounts receivable of $80.9 million, an increase in inventory of $18.3 million, an increase in other assets of $18.0 million, an increase in contract origination costs of $5.9 million, an increase in project assets of $5.4 million, a decrease in accounts payable of $5.2 million, a decrease in accrued expenses and other liabilities of $15.8 million, a decrease in lease liabilities, net of $2.9 million, partially offset by a decrease in deferred costs with suppliers of $30.3 million, and an increase in deferred revenue of $4.6 million.

Investing Activities

During the year ended December 31, 2024, net cash used in investing activities was $3.5 million, primarily consisting of $0.3 million used for the purchase of energy systems, $11.3 million in capital expenditures on internally-developed software, and $0.2 million used for the purchase of property and equipment, partially offset by $8.3 million in net proceeds of available-for-sale investments.

During the year ended December 31, 2023, net cash provided by investing activities was $135.7 million, primarily consisting of $155.7 million in net proceeds of available-for-sale investments, and $0.1 million used for the purchase of equity method investment, partially offset by $1.8 million used for acquisitions, net of cash acquired, $2.6 million used for the purchase of energy systems, $14.1 million in capital expenditures on internally-developed software, and $1.5 million used for the purchase of property and equipment.

Financing Activities

During the year ended December 31, 2024, net cash used in financing activities was $8.4 million, primarily consisting of the repayment of financing obligations of $8.5 million, partially offset by an investment from non-controlling interest of $0.1 million.

During the year ended December 31, 2023, net cash provided by financing activities was $90.2 million, primarily consisting of proceeds from issuance of convertible notes of $232.4 million, and proceeds from exercise of stock options of $0.3 million, partially offset by the repayment of $99.8 million for the partial cancellation of our 2028 Convertible Notes, repayment of financing obligations of $12.7 million, the purchase of capped calls of $27.8 million, the repayment of notes payable of $2.1 million, and a redemption of non-controlling interest of $0.1 million.

Contractual Obligations and Commitments

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions and changes in interest rates, as well as action by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table below. We generally expect to satisfy these commitments with cash on hand and cash provided by operating activities.

The following table summarizes our contractual obligations and commitments as of December 31, 2024 (in thousands).

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Interest on 2028 Convertible Notes	$ 5,816	$ 1,485	$ 2,970	$ 1,361	$ —
Interest on 2030 Convertible Notes	53,550	10,200	20,400	20,400	2,550
Operating lease obligations	19,025	3,754	8,782	5,680	809
Non-cancelable purchase obligations	2,995	1,644	1,351	—	—
Total	$ 81,386	$ 17,083	$ 33,503	$ 27,441	$ 3,359

See Note 8 — *Leases* and Note 13 — *Convertible Notes*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for more details.

We do not consider our financing obligations as contractual obligations, as our repayments of such obligations are required only to the extent payments are collected in relation to the operation of the underlying energy storage systems. The obligation is nonrecourse and there are no contractual commitments to pay specific amounts at any point in time throughout the life of the obligation.

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, or unconsolidated variable interest entities that either have, or would reasonably be expected to have, a current or future material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements. Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.

Our significant accounting policies are described in Note 2 — *Summary of Significant Accounting Policies*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Revenue Recognition

We generate revenue through host customer arrangements, partnership arrangements, and sales of project assets. We apply judgment during the identification of a contract to determine the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

For contracts that contain multiple performance obligations, we allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price, or SSP for each performance obligation. We use judgment in determining the SSP for our products and services. We typically assess the SSP for our products and services on an annual basis or when facts and circumstances change. To determine SSP, we maximize the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include other observable inputs or use the expected cost-plus margin approach to estimate the price we would charge if the products and services were sold separately. The expected cost-plus margin approach is currently used to determine SSP for each distinct performance obligation for sale of hardware.

In some cases, the total transaction price is determined based on the total consideration specified in the contract, including variable consideration in the form of a performance guaranty payment that represents potential amounts payable to customers. The expected value method is generally used when estimating variable consideration, which typically reduces the total transaction price due to the nature of the performance obligations to which the variable consideration relates. These estimates reflect our historical experience and current contractual requirements which cap the maximum amount that may be paid. The expected value method requires judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each performance obligation. Depending on the facts and circumstances, a change in variable consideration estimate will either be accounted for at the contract level or using the portfolio method.

Goodwill

Goodwill is tested for impairment on an annual basis. If circumstances change during interim periods between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying value, we will test goodwill for impairment. Factors that would necessitate an interim goodwill impairment assessment include a sustained decline in our stock price, or prolonged negative industry or economic trends. Management uses judgment to determine whether to use a qualitative analysis or a quantitative fair value measurement for our goodwill impairment testing. We estimate fair value of our reporting unit using a discounted cash flow model, commonly referred to as the income approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions appropriate to our reporting unit. The discounted cash flow model uses management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, costs and estimates of future expected changes in operating margins and cash expenditures. Other estimates and assumptions include terminal value growth rates, weighted average cost of capital and changes in future working capital requirements.

In connection with the preparation of the unaudited condensed consolidated financial statements for the three months ended June 30, 2024, the Company considered the decline in the Company's stock price, market capitalization, and recent financial performance to be a triggering event for its single reporting unit and therefore completed a test for impairment of goodwill for the reporting unit as of June 30, 2024. The impairment test resulted in an impairment of $547.2 million, as described in Note 7 — Goodwill and Intangible Assets, Net, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Impairment of Long-Lived Assets

Long-lived assets, including energy storage systems, and intangible assets with finite lives, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that we analyze in determining whether an impairment in our long-lived assets exists include determining if a significant decrease in the market price of a long-lived asset is present; a significant adverse change in the extent to which a long-lived asset is being used in its physical condition; legal proceedings or factors; significant business climate changes; accumulations of costs in significant excess of the amounts expected; a current-period operating or cash flow loss coupled with historical negative cash flows or expected future negative cash flows; and current expectations that more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its estimated useful life.

When an impairment indicator is present, we determine if the carrying value of the asset is recoverable by comparing it to its expected undiscounted future cash flows. If the asset group is not recoverable, the impairment loss is calculated as the excess of the carrying value over the fair value. Key estimates in the undiscounted cash flow model include management's estimate of the projected revenues and operating margins. If fair value is used to determine an impairment loss, an additional key assumption is the selection of a weighted-average cost of capital to discount cash flows. We recorded impairment charges for energy storage systems amounting to $0.8 million in during the year ended December 31, 2024.

Recent Accounting Pronouncements

Information with respect to recent accounting pronouncements may be found in Note 2 — *Summary of Significant Accounting Policies*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

STEM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023, and for Years Ended December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Stem, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Stem, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Revenue – Partnership Arrangements — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

Partnership arrangements consist of promises to transfer inventory in the form of an energy storage system to a "solar plus storage" project developer and to separately provide energy optimization services to the ultimate owner of the project after the developer completes the installation of the project. Under partnership arrangements, the Company's customer is the solar plus storage project developer. The Company determined the promise to deliver the inventory as a component of the solar plus storage project for which the customer is responsible to develop is a separate and distinct performance obligation from the promise to provide energy optimization services. The Company determines the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged to customers for energy optimization services consist of recurring fixed monthly payments throughout the term of the contract. Fees charged for the sale of inventory generally consist of fixed fees payable upon or shortly after successful delivery to the customer. The Company allocates revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. The standalone selling price for the hardware is established based on observable pricing. The standalone selling price for the energy optimization services is established using a residual value approach due to the significant variability in the services provided to each individual customer based on the specific requirements of each individual project and the lack of observable standalone sales of such services.

The Company transfers control of the inventory upon delivery and simultaneous transfer of title to the customer. The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation), which does not commence until the customer successfully completes the installation of the project. As a result, the time frame between when the Company transfers control of the inventory to the customer upon delivery is generally several months, and can be in excess of one year, before the Company is required to perform any subsequent energy optimization services. Revenue is recognized ratably as control of these services is transferred to its customers based on a time-based output measure of progress of days elapsed over the term of the contract, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

We identified the Company's accounting for the partnership arrangements as a critical audit matter because of (1) management's judgement in identification of distinct performance obligations within partnership arrangement agreements and (2) management's judgment and estimation in allocation of revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. This required a high degree of auditor judgment and an increased extent of effort in auditing the judgments and estimates made in in determining the identification of the distinct performance obligations and the estimation of the stand along selling price.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue from partnership agreements included the following, among others:

- We tested the effectiveness of the controls relevant to the revenue process.

- For partnership arrangements, we selected a sample of contracts with customers and performed the following procedures:

  - Obtained and read the contracts and contract amendments, if any, and tested management's identification of significant terms and conditions.

  - Tested management's identification of distinct performance obligations by evaluating whether the underlying goods, services, or both were highly interdependent and interrelated.

  - Evaluated management's allocation of revenue between the hardware and energy storage services performance obligations.

  - Evaluated the timing of revenue recognition for each performance obligation through obtaining signed proof of delivery documents and other supporting documents.

  - Tested the mathematical accuracy of management's calculation of revenue recognized in the financial statements.

- We evaluated the sufficiency of the disclosures related to revenue from partnership arrangements in the financial statements.

Goodwill — Refer to Notes 2 and 7 to the financial statements

Critical Audit Matter Description

Goodwill is tested for impairment annually, or more often if an event or circumstance indicates that the carrying amount may not be recoverable. In connection with the preparation of the unaudited condensed consolidated financial statements for the three months ended June 30, 2024, the Company considered the decline in the Company's stock price, market capitalization, and recent financial performance to be a triggering event for its single reporting unit and therefore completed a test for impairment of goodwill for the reporting unit as of June 30, 2024. The Company tested goodwill for impairment using a Step 1 quantitative test and compared the reporting unit's fair value to its carrying value. An impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill. The Company estimates fair value of its reporting unit using a discounted cash flow model, commonly referred to as the income approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions appropriate to the Company's reporting unit. The discounted cash flow model uses management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, terminal value growth rates, and weighted average cost of capital. As a result of the impairment test, during the year ended December 31, 2024, the Company recorded a non-cash impairment charge of $547.2 million.

We identified the Company's test of goodwill impairment as a critical audit matter because of the significant judgments made by management to estimate the fair value of the reporting unit. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the valuation methodology, and selection of weighted-average cost of capital, growth rates in revenue and terminal value growth rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the impairment of goodwill included the following, among others:

- We tested the effectiveness of controls over (1) management's identification of events or changes in circumstances that indicated that the carrying amount may not be recoverable and (2) management's review of the valuation methodology and selection of weighted-average cost of capital and growth rates in revenue and terminal value.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology of the discounted cash flow model, weighted-average cost of capital, and terminal value growth rates. We tested the underlying source information and the mathematical accuracy of the calculations and developed a range of independent estimates and compared those to the weighted-average cost of capital and terminal value growth rates selected by management.

- We performed a sensitivity analysis over management's discounted cash flow model.

- We performed a retrospective analysis by comparing actual results to management's historical forecasts to evaluate management's ability to forecast growth rates in revenue.

/s/DELOITTE & TOUCHE LLP

San Francisco, California

March 4, 2025

We have served as the Company's auditor since 2018.

STEM, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56,299	$ 105,375
Short-term investments	—	8,219
Accounts receivable, net of allowances of $9,499 and $4,904 as of December 31, 2024 and December 31, 2023, respectively	59,316	302,848
Inventory	10,920	26,665
Deferred costs with suppliers	624	20,555
Other current assets	9,458	9,303
Total current assets	136,617	472,965
Energy storage systems, net	58,820	74,418
Contract origination costs, net	9,681	11,119
Goodwill	—	547,205
Intangible assets, net	143,912	157,146
Operating lease right-of-use assets	12,574	12,255
Other noncurrent assets	75,755	81,869
Total assets	$ 437,359	$ 1,356,977
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 30,147	$ 78,277
Accrued liabilities	25,770	76,873
Accrued payroll	6,678	14,372
Financing obligation, current portion	16,521	14,835
Deferred revenue, current portion	43,255	53,997
Other current liabilities	6,429	12,726
Total current liabilities	128,800	251,080
Deferred revenue, noncurrent	85,900	88,650
Asset retirement obligation	4,203	4,052
Convertible notes, noncurrent	525,922	523,633
Financing obligation, noncurrent	41,627	52,010
Lease liabilities, noncurrent	13,336	10,455
Other liabilities	35,404	416
Total liabilities	835,192	930,296
Commitments and contingencies (Note 21)		
Stockholders' equity (deficit):		
Preferred stock, $0.0001 par value; 1,000,000 shares authorized as of December 31, 2024 and December 31, 2023, respectively; zero shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.0001 par value; 500,000,000 shares authorized as of December 31, 2024 and December 31, 2023; 162,797,684 and 155,932,880 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	16	16
Additional paid-in capital	1,228,042	1,198,716
Accumulated other comprehensive income (loss)	76	(42)
Accumulated deficit	(1,626,508)	(772,494)
Total Stem's stockholders' equity (deficit)	(398,374)	426,196
Non-controlling interests	541	485
Total stockholders' equity (deficit)	(397,833)	426,681
Total liabilities and stockholders' equity (deficit)	$ 437,359	$ 1,356,977

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2024	2023	2022
Revenue			
Services and other revenue	$ 67,810	$ 62,548	$ 52,143
Hardware revenue	76,774	398,967	310,837
Total revenue	144,584	461,515	362,980
Cost of revenue			
Cost of services and other revenue	52,394	50,298	43,153
Cost of hardware revenue	103,248	407,552	286,735
Total cost of revenue	155,642	457,850	329,888
Gross (loss) profit	(11,058)	3,665	33,092
Operating expenses			
Sales and marketing	37,759	51,556	48,882
Research and development	51,282	56,508	38,303
General and administrative	88,071	74,915	77,028
Impairment of parent company guarantees	104,134	—	—
Impairment of goodwill	547,152	—	—
Total operating expenses	828,398	182,979	164,213
Loss from operations	(839,456)	(179,314)	(131,121)
Other (expense) income, net			
Interest expense	(18,293)	(14,977)	(10,468)
Gain on extinguishment of debt, net	—	59,121	—
Change in fair value of derivative liability	1,477	(7,731)	—
Other income, net	2,590	2,921	2,374
Total other (expense) income, net	(14,226)	39,334	(8,094)
Loss before (provision for) benefit from income taxes	(853,682)	(139,980)	(139,215)
(Provision for) benefit from income taxes	(332)	(433)	15,161
Net loss	$ (854,014)	$ (140,413)	$ (124,054)
Net loss per share attributable to Stem common shareholders, basic and diluted	$ (5.29)	$ (0.90)	$ (0.81)
Weighted-average shares used in computing net loss per share to Stem common shareholders, basic and diluted	161,442,542	155,583,957	153,413,743

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

| | Years Ended December 31, | | |
	2024	2023	2022
Net loss	$ (854,014)	$ (140,413)	$ (124,054)
Other comprehensive loss:			
Unrealized gain (loss) on available-for-sale securities	3	1,676	(1,507)
Foreign currency translation adjustment	115	(46)	(185)
Total other comprehensive loss	$ (853,896)	$ (138,783)	$ (125,746)

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non-controlling Interests	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2022	144,671,624	$ 14	$ 1,176,845	$ 20	$ (509,052)	$ —	$ 667,827
Cumulative-effect adjustment upon adoption of ASU 2020-06 (Note 13)	—	—	(130,979)	—	1,598	—	(129,381)
Cumulative-effect adjustment upon adoption of ASU 2016-13 (Note 2)	—	—	—	—	(573)	—	(573)
Common stock issued upon business combination (Note 6)	8,621,006	1	108,882	—	—	—	108,883
Stock option exercises, net of statutory tax withholdings	1,019,552	—	(1,178)	—	—	—	(1,178)
Issuance of common stock upon release of restricted stock units	206,914	—	—	—	—	—	—
Shares issued for exercise of warrants	21,101	—	150	—	—	—	150
Stock-based compensation	—	—	31,644	—	—	—	31,644
Unrealized loss on available-for-sale securities	—	—	—	(1,507)	—	—	(1,507)
Foreign currency translation adjustments	—	—	—	(185)	—	—	(185)
Contributions from non-controlling interests	—	—	—	—	—	541	541
Net loss	—	—	—	—	(124,054)	—	(124,054)
Balance as of December 31, 2022	154,540,197	$ 15	$ 1,185,364	$ (1,672)	$ (632,081)	$ 541	$ 552,167
Stock option exercises, net of statutory tax withholdings	125,534	—	276	—	—	—	276
Issuance of common stock upon release of restricted stock units	1,267,149	1	—	—	—	—	1
Stock-based compensation	—	—	40,916	—	—	—	40,916
Purchase of capped call options (Note 13)	—	—	(27,840)	—	—	—	(27,840)
Unrealized gain on available-for-sale securities	—	—	—	1,676	—	—	1,676
Foreign currency translation adjustments	—	—	—	(46)	—	—	(46)
Redemption of non-controlling interests	—	—	—	—	—	(56)	(56)
Net loss	—	—	—	—	(140,413)	—	(140,413)
Balance as of December 31, 2023	155,932,880	$ 16	$ 1,198,716	$ (42)	$ (772,494)	$ 485	$ 426,681
Issuance of common stock upon release of restricted stock units	3,903,366	—	—	—	—	—	—
Issuance of fully vested restricted stock units for employee bonuses (Note 16)	2,961,438	—	8,114	—	—	—	8,114
Stock-based compensation	—	—	21,212	—	—	—	21,212
Unrealized gain on available-for-sale securities	—	—	—	3	—	—	3
Foreign currency translation adjustments	—	—	—	115	—	—	115
Contribution from non-controlling interests	—	—	—	—	—	56	56
Net loss	—	—	—	—	(854,014)	—	(854,014)
Balance as of December 31, 2024	162,797,684	$ 16	$ 1,228,042	$ 76	$ (1,626,508)	$ 541	$ (397,833)

The accompanying notes are an integral part of these consolidated financial statements.

STEM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2024	2023	2022
OPERATING ACTIVITIES			
Net loss	$ (854,014)	$ (140,413)	$ (124,054)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization expense	44,988	46,275	45,434
Non-cash interest expense, including interest expenses associated with debt issuance costs	2,087	2,602	1,901
Stock-based compensation	18,471	45,109	28,661
Change in fair value of derivative liability	(1,477)	7,731	—
Non-cash lease expense	3,023	2,928	2,328
Accretion of asset retirement obligations	236	234	243
Impairment of inventory	14,673	—	—
Impairment of deferred costs with suppliers	13,409	—	—
Impairment of energy storage systems	836	4,683	2,571
Loss on disposal of property and equipment	—	—	276
Impairment of project assets	887	176	502
Impairment of right-of-use assets	2,096	—	—
Impairment of parent company guarantees	104,134	—	—
Impairment of goodwill	547,152	—	—
Impairment of deferred services	3,386	—	—
Net accretion of discount on investments	(29)	(1,755)	(123)
Income tax benefit from release of valuation allowance	—	(335)	(15,100)
Provision for credit losses on accounts receivable	3,978	1,447	3,590
Net loss on investments	—	1,561	—
Gain on extinguishment of debt, net	—	(59,121)	—
Other	(251)	(949)	3
Changes in operating assets and liabilities:			
Accounts receivable	133,057	(80,887)	(155,817)
Inventory	2,766	(18,291)	18,606
Deferred costs with suppliers	6,523	30,322	(37,134)
Other assets	6,537	(18,036)	(29,420)
Contract origination costs, net	(2,129)	(5,924)	(9,612)
Project assets	(8,877)	(5,392)	(3,711)
Accounts payable	(48,146)	(5,241)	53,260
Accrued expense and other liabilities	(20,293)	(15,762)	62,210
Deferred revenue	(6,878)	4,573	51,005
Operating lease liabilities, net	(2,795)	(2,912)	(1,649)
Net cash used in operating activities	(36,650)	(207,377)	(106,030)
INVESTING ACTIVITIES			
Acquisitions, net of cash acquired	—	(1,847)	(533,009)
Purchase of available-for-sale investments	—	(60,002)	(220,640)
Proceeds from maturities of available-for-sale investments	8,250	141,810	219,264
Proceeds from sales of available-for-sale investments	—	73,917	10,930
Purchase of energy storage systems	(275)	(2,634)	(2,606)
Capital expenditures on internally-developed software	(11,275)	(14,097)	(16,767)
Distribution from (purchase of) equity method investment	—	85	(50)
Purchase of property and equipment	(217)	(1,505)	(1,495)
Net cash (used in) provided by investing activities	(3,517)	135,727	(544,373)
FINANCING ACTIVITIES			
Proceeds from exercise of stock options	—	276	1,276
Payments for taxes related to net share settlement of stock options	—	—	(2,302)

The accompanying notes are an integral part of these consolidated financial statements.

Proceeds from financing obligations	—	—	1,519
Repayment of financing obligations	(8,494)	(12,686)	(10,306)
Proceeds from issuance of convertible notes, net of issuance costs of $0, $7,601 and $0 for the years ended December 31, 2024, 2023 and 2022, respectively	—	232,399	—
Repayment of convertible notes	—	(99,754)	—
Purchase of capped call options	—	(27,840)	—
Investment from (redemption of) non-controlling interests	56	(56)	541
Repayment of notes payable	—	(2,101)	—
Net cash (used in) provided by financing activities	(8,438)	90,238	(9,272)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	215	(16)	(202)
Net (decrease) increase in cash, cash equivalents and restricted cash	(48,390)	18,572	(659,877)
Cash, cash equivalents and restricted cash, beginning of year	106,475	87,903	747,780
Cash, cash equivalents and restricted cash, end of period	$ 58,085	$ 106,475	$ 87,903
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	$ 16,198	$ 14,588	$ 6,407
Cash paid for income taxes	$ 680	$ 235	$ 285
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Change in asset retirement costs and asset retirement obligation	$ 85	$ 443	$ 116
Right-of-use asset obtained in exchange for lease liability	$ 5,485	$ 2,782	$ 428
Stock-based compensation capitalized to internal-use software	$ 2,757	$ 4,331	$ 2,983
Purchase of energy storage systems in accounts payable	$ —	$ —	$ 172
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH WITHIN THE CONSOLIDATED BALANCE SHEETS TO THE AMOUNTS SHOWN IN THE STATEMENTS OF CASH FLOWS ABOVE:			
Cash and cash equivalents	$ 56,299	$ 105,375	$ 87,903
Restricted cash included in other noncurrent assets	1,786	1,100	—
Total cash, cash equivalents, and restricted cash	$ 58,085	$ 106,475	$ 87,903

The accompanying notes are an integral part of these consolidated financial statements.

1. BUSINESS

Description of the Business

Stem, Inc., together with its consolidated subsidiaries ("Stem," the "Company," "we," "us," or "our") is a global leader in artificial intelligence ("AI")-driven software and services that enable its customers to plan, deploy, and operate clean energy assets. We offer a comprehensive suite of solutions that transform how solar and energy storage projects are developed, built, and operated, including (i) an integrated suite of software and edge products, and (ii) full-lifecycle energy services from a team of experts. More than 16,000 global customers rely on Stem to maximize the value of their clean energy projects and portfolios.

Our suite of software applications is enabled by our AI platform, Athena®. Each application serves a different purpose in helping customers to maximize the value of their energy assets. Our asset performance management (APM) software, PowerTrack™ APM, is a unified solution that empowers asset owners and operators to efficiently manage complex storage, solar, and hybrid portfolios for optimal performance. Our Energy Management System (EMS) software, PowerCore™ EMS, is a technology-agnostic, edge-to-cloud integration solution for monitoring, managing, and controlling energy storage and hybrid systems for maximum performance and reliability. Our energy optimization software, PowerBidder™ Pro, combines Athena's wholesale market bidding engine with a web application, allowing users to leverage Athena AI and automation with our experience as a trusted operator. Our commercial- and utility-scale edge hardware solutions are original equipment manufacturers ("OEMs")-agnostic devices used to connect customers' solar and storage assets to our software applications in a unified view.

To help our customers achieve long-term performance and profitability goals for their energy projects, we also provide advisory services spanning development and engineering, procurement and integration, and performance and operation services. In the early stages of project planning, our experts help lay a solid foundation for our customers' solar and storage projects by guiding the design and ensuring informed decision-making. During the building stage, we provide guidance for hardware procurement and integration for timely deployment. After assets are operational, we enable optimal economic and technical returns with managed energy services like trading and bidding strategies, wholesale market participation, performance reporting, system warranties, and more.

On February 1, 2022, the Company acquired all of the issued and outstanding capital stock of Also Energy Holdings, Inc. ("AlsoEnergy"), which has been consolidated since the date of acquisition. Through AlsoEnergy, the Company provides end-to-end turnkey solutions that monitor and manage renewable energy systems through its PowerTrack software. PowerTrack includes data acquisitions and monitoring, performance modeling, agency reporting, internal reports, work order tickets, and supervisory control and data acquisition ("SCADA") controls. AlsoEnergy has deployed systems at various international locations, but its largest concentration of customers is in the United States, Germany and Canada. See Note 6 — *Business Combinations*.

The Company operated as Rollins Road Acquisition Company (f/k/a Stem, Inc.) ("Legacy Stem") prior to the Merger (as defined below). Stem, Inc. was incorporated on March 16, 2009 in the State of Delaware and is headquartered in San Francisco, California.

Star Peak Acquisition Corp. Merger

On December 3, 2020, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Star Peak Transition Corp. ("STPK"), an entity that was then listed on the New York Stock Exchange under the trade symbol "STPK," and STPK Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of STPK ("Merger Sub"), providing for, among other things, and subject to the conditions therein, the combination of the Company and STPK pursuant to the merger of Merger Sub with and into the Company with the Company continuing as the surviving entity (the "Merger").

 On April 28, 2021, shareholders of STPK approved the Merger, under which Stem received approximately $550.3 million, net of fees and expenses as follows (in thousands):

	Recapitalization
Cash — STPK trust and working capital cash	$ 383,383
Cash — PIPE (as described below)	225,000
Less: transaction costs and advisory fees paid	(58,061)
Merger and PIPE financing	$ 550,322

Immediately prior to the closing of the Merger, (i) all issued and outstanding shares of Legacy Stem preferred stock, par value $0.00001 per share (the "Legacy Stem Preferred Stock"), were converted into shares of Legacy Stem common stock, par value $0.000001 per share (the "Legacy Stem Common Stock") in accordance with Legacy Stem's amended and restated certificate of incorporation, (ii) all outstanding convertible promissory notes of Legacy Stem (the "Legacy Stem Convertible Notes") were converted into Legacy Stem Preferred Stock in accordance with the terms of the Legacy Stem Convertible Notes and (iii) certain warrants issued by Legacy Stem to purchase Legacy Stem Common Stock and Legacy Stem Preferred Stock (the "Legacy Stem Warrants") were exercised by holders into Legacy Stem Common Stock in accordance with the terms thereof. Upon the consummation of the Merger, each share of Legacy Stem common stock then issued and outstanding was canceled and converted into the right to receive shares of common stock of Stem using an exchange ratio of 4.6432.

In connection with the execution of the Merger Agreement, STPK entered into separate subscription agreements (each, a "Subscription Agreement") with a number of investors (each a "Subscriber"), pursuant to which the Subscribers agreed to purchase, and STPK agreed to sell to the Subscribers, an aggregate of 22,500,000 shares of common stock, for a purchase price of $10 per share and an aggregate purchase price of $225.0 million, in a private placement pursuant to the subscription agreements (the "PIPE"). The PIPE investment closed simultaneously with the consummation of the Merger. The Merger was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles ("GAAP"). Under this method of accounting, STPK was treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the Merger was treated as the equivalent of Stem issuing stock for the net assets of STPK, accompanied by a recapitalization. The net liabilities of STPK of $302.2 million, comprised primarily of the warrant liabilities associated with the Public and Private Placement Warrants discussed in Note 14 — *Warrants*, are stated at historical cost, with no goodwill or other intangible assets recorded.

Liquidity

The accompanying consolidated financial statements have been prepared in accordance with GAAP and with the instructions to Form 10-K and Regulation S-X, assuming the Company will continue as a going concern. As of December 31, 2024, the Company had cash and cash equivalents of $56.3 million, an accumulated deficit of $1,626.5 million and working capital, which we define as current assets less current liabilities, of $7.8 million, with $16.5 million of financing obligations coming due within the next 12 months. During the year ended December 31, 2024, the Company incurred a net loss of $854.0 million and had negative cash flows from operating activities of $36.7 million. The Company believes that its cash position, as well as expected collections from accounts receivable, is sufficient to meet capital and liquidity requirements for at least the next 12 months.

The Company's business prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the early stages of commercial operations. The attainment of profitable operations is dependent upon future events, including successfully transitioning to a new software and services-oriented strategy, the successful delivery of AI-enabled software and edge device capabilities to our customers, regaining and maintaining compliance with the New York Stock Exchange's continuing listing standards, securing new customers and maintaining current ones, securing and maintaining adequate supplier relationships, building our customer base, successfully executing our business and marketing strategy, and hiring and retaining appropriate personnel. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results and financial condition.

Supply Chain Constraints and Risk

The Company has in the past faced shortages and shipping delays affecting the supply of inverters, enclosures, battery modules and associated component parts for inverters and battery energy storage systems available for purchase. These shortages and delays were due in part to the macroeconomic, geopolitical and business environment, including the effects of global inflationary pressures and interest rates, general economic slowdown or a recession, changes in monetary policy, instability in financial institutions, potential import tariffs, geopolitical pressures, including the armed conflicts between Russia and Ukraine and in the Gaza Strip and nearby areas, as well as tensions between China and the United States and unknown effects of current and future trade regulations. The Company cannot predict the full effects the macroeconomic, geopolitical and business environment will have on our business, cash flows, liquidity, financial condition and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and consolidated variable interest entities ("VIEs"). The Company presents non-controlling interests within the equity section of its consolidated balance sheets, and the amount of consolidated net loss that is attributable to the Company and the non-controlling interest in its consolidated statements of operations. All intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company has in some instances formed special purpose entities ("SPEs"), some of which are VIEs, with its investors in the ordinary course of business to facilitate the funding and monetization of its energy storage systems. A legal entity is considered a VIE if it has either a total equity investment that is insufficient to finance its operations without additional subordinated financial support or whose equity holders lack the characteristics of a controlling financial interest. The Company's variable interests arise from contractual, ownership, or other monetary interests in the entity. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests.

The Company consolidates a VIE if it is deemed to be the primary beneficiary. The Company determines it is the primary beneficiary if it has the power to direct the activities that most significantly impact the VIEs' economic performance and has the obligation to absorb losses or has the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company evaluates its relationships with its VIEs on an ongoing basis to determine whether it is the primary beneficiary.

Beginning in January 2022, the Company entered into strategic joint ventures through indirect wholly-owned development subsidiaries of the Company ("DevCo JVs") with the purpose of originating potential battery storage facility projects in specific locations and conducting early-stage planning and development activities. The Company determined that the DevCo JVs are VIEs, as they lack sufficient equity to finance their activities without additional financial support. The Company determined that it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant. Accordingly, the Company has determined that it is the primary beneficiary of the DevCo JVs, and as a result, the DevCo JVs' operating results, assets and liabilities are consolidated by the Company, with third party minority owners' share presented as noncontrolling interest. The Company applied the hypothetical liquidation at book value method in allocating recorded net income (loss) to each owner based on the change in the reporting period, of the amount of net assets of the entity to which each owner would be entitled to under the governing contracts in a liquidation scenario.

The following table summarizes the carrying values of the assets and liabilities of the DevCo JVs that are consolidated by the Company as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 1,556	$ 2,191
Other current assets	18	30
Other noncurrent assets	16,415	8,424
Total assets	$ 17,989	$ 10,645
Liabilities		
Accounts payable	1,284	1,405
Other current liabilities	114	1,892
Total liabilities	$ 1,398	$ 3,297

The Company did not make any material capital investment contributions during the year ended December 31, 2024 and 2023. The net income from the DevCo JVs was immaterial during the year ended December 31, 2024, and was $1.4 million and $1.1 million during the years ended December 31, 2023 and 2022, respectively.

Equity Method Investments

The Company has ownership interests in SPEs which it does not control. Where the Company holds an interest in these SPEs of greater than 20% and has the ability to exercise significant influence, the Company uses the equity method to account for its investments in these SPEs. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions. Such proportionate share of earnings or losses is included within other expenses, net in the consolidated statements of operations. The Company considers whether its equity method investments are impaired when events or circumstances suggest that the carrying amount may not be recoverable. An impairment charge is recognized in the consolidated statements of operations for a decline in value that is determined to be other-than-temporary. In determining if and when a decline in the fair value of these investments below their carrying value is other-than-temporary, the Company evaluates the market condition, trends of earnings and cash flows and other key measures of performance and recognizes such loss which is deemed to be other-than-temporary. No such losses have been recognized during the years ended December 31, 2024, 2023, and 2022.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations.

Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, depreciable life of energy storage systems; estimates of transaction price with variable consideration; the amortization of acquired intangibles; the amortization of financing obligations; deferred commissions and contract fulfillment costs; the valuation of energy storage systems, finite-lived intangible assets, internally developed software, and asset retirement obligations; the fair value of equity instruments, equity-based instruments, derivative liability, accruals related to sales tax liabilities, the fair value of assets acquired and liabilities assumed in a business combination, and the impairment of goodwill.

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Financial Officer is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, management has determined that the Company operates as one operating segment that is focused exclusively on innovative technology services that transform the way energy is distributed and consumed. Net assets outside of the U.S. were less than 10% of total net assets as of December 31, 2024 and 2023.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained at financial institutions. The Company maintains all cash in a highly liquid form to meet current obligations.

Restricted Cash

Restricted cash is included within Other noncurrent assets in the accompanying consolidated balance sheets and is primarily related to cash restricted for customs and duties.

Short-Term Investments

Investments with a maturity date greater than three months that the Company intends to convert to cash or cash equivalents within a year or less are classified as short-term investments in the Company's consolidated balance sheets. Additionally, in accordance with ASC 320, *Investments - Debt Securities*, the Company has classified all short-term investments as available-for-sale securities and changes in fair market value are reported in other comprehensive loss.

The Company utilizes its short-term investments as an alternative form of cash and, if the cash needs arise, could liquidate the investments at any point in time regardless of the contractual maturity of the investments. All of the Company's investments are tradable on an active market and could be sold at fair value at any point in time.

Accounts Receivable, Net

Accounts Receivable are stated at amounts estimated by management to be equal to their net realizable values. Accounts receivable also includes unbilled accounts receivable, which is composed of milestone development activities of noncancellable purchase orders and monthly energy optimization services provided and recognized but not yet invoiced as of the end of the reporting period. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses. The expectation of collectability is based on the Company's review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and an allowance is recorded accordingly. The allowance for credit losses balance was $9.5 million and $4.9 million as of December 31, 2024 and 2023, respectively.

The following table presents the changes in the current expected credit losses during the years ended December 31, 2024, 2023, and 2022 (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Balance as of beginning of period	$ 5,953	$ 4,738	$ 91
Cumulative-effect adjustment upon adoption of ASU 2016-13	—	—	573
Provision for expected credit losses	3,978	1,447	3,590
Write-offs, recoveries and other charges against allowance	(137)	(232)	484
Balance as of end of period	$ 9,794	$ 5,953	$ 4,738

Concentrations of Credit Risk and Other Uncertainties

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company's cash balances are primarily invested in money market funds or on deposit at high credit quality financial institutions in the U.S. The Company's cash and cash equivalents are held at financial institutions where account balances may at times exceed federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held. The Company has no financial instruments with off-balance sheet risk of loss.

At times, the Company may be subject to a concentration of credit risk in relation to certain customers due to the purchase of large energy storage systems made by such customers. The Company routinely assesses the creditworthiness of its customers. During the year ended December 31, 2024, the Company wrote off $104.1 million of billed and unbilled accounts receivables that were deemed to be uncollectible (See Note 3 — *Revenue)*. The Company did not experience any material losses related to receivables from individual customers, or groups of customers during the year ended December 31, 2023. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable.

The net book value of unbilled receivables, current are $7.8 million and $190.2 million as of December 31, 2024 and 2023, respectively. Unbilled receivables, current are included in accounts receivable, net. The net book value of unbilled receivables, noncurrent are $5.9 million and $18.7 million as of December 31, 2024 and 2023, respectively. Unbilled receivables, noncurrent are included in other noncurrent assets.

Significant Customers

A significant customer represents 10% or more of the Company's total revenue or accounts receivable, net balance at each reporting date. For each significant customer, revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable are as follows:

| | Accounts Receivable December 31, | | Revenue Year Ended December 31, | | |
	2024	2023	2024	2023	2022
Customers:					
Customer A	28 %	41 %	*	13 %	46 %
Customer B	*	*	*	*	10 %
Customer C	20 %	28 %	*	21 %	*
Customer D	*	*	*	26 %	*

*Total less than 10% for the respective period

There are inherent risks whenever a large percentage of total revenue is concentrated in a limited number of customers. Should a significant customer terminate or fail to renew its contracts with the Company, in whole or in part, for any reason, or experience significant financial or operating difficulties, it could have a material adverse effect on the Company's financial condition and results of operations. In general, a customer that makes up a significant portion of revenues in one period, may not make up a significant portion in subsequent periods.

Prepaid warranty

Prepaid warranties are cash advances to suppliers for warranties on batteries. Such prepayments are amortized over five to fifteen years, based on the warranty period, starting when the battery becomes operational.

Inventory

Inventory consists of batteries, hardware and equipment either in-process at the Company's OEM suppliers or as a finished product at the Company's warehouse, which are sold and delivered directly to customers under the Company's partnership arrangements as individual assets or assembled systems. Battery inventory is stated at lower of cost or net realizable value with cost being determined by the specific identification method. Solar hardware and equipment cost is determined by the first-in, first-out (FIFO) method. The Company periodically reviews its inventory for potentially slow-moving or obsolete items and writes down specific items in inventory to net realizable value based on its assessment of market conditions.

Deferred Costs with Suppliers

Deferred costs with suppliers are payments to suppliers for materials that have not been delivered to the Company and are recognized upon receipt of an invoice from the supplier.

Energy Storage Systems, Net

The Company sells energy optimization services to host customers through the use of energy storage systems installed at customer locations. The Company determined that it does not transfer control of these energy storage systems to the customer, which are operated and controlled via the Company's proprietary software platform; therefore, these energy storage systems do not qualify as a leased asset. The energy storage systems are stated at cost, less accumulated depreciation and impairment (as applicable).

Energy storage systems, net is comprised of equipment costs, which include components such as batteries, inverters, and other electrical equipment, and associated design, installation, and interconnection costs required to begin providing the energy optimization services to customers.

Depreciation of the energy storage systems is a component of cost of revenues within the consolidated statements of operations and is calculated using the straight-line method over the estimated useful lives of the energy storage systems, or 10 years, once the respective energy storage systems have been installed and interconnected to the power grid, the Company has received permission to operate, and the Company has begun to provide energy optimization services to the customer (i.e., energy storage system is live). Repairs and maintenance costs are expensed as incurred. Impairment charges related to energy storage system that were determined to no longer be recoverable totaled $0.8 million, $4.7 million and $2.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Project Assets

Project assets primarily consist of costs related to battery backup projects in various stages of development that are capitalized prior to the completion of the sale of the projects, including projects that may have begun commercial operation and are actively marketed and intended to be sold. These project related costs include costs for development and construction of a system. Development costs may include legal, consulting, permitting, transmission upgrade, interconnection, and other similar costs. The Company would typically classify project assets as noncurrent due to the nature of projects (as long-lived assets) and the time required to complete all activities to develop, construct, and sell projects, which is typically longer than 12 months. Once the Company enters into a definitive sales agreement, the Company will classify project assets as current until the sale is completed and the revenue on the sale has been recognized. The Company presents all sales and expenditures related to the development and construction of project assets, whether fully or partially owned, as a component of cash flows from operating activities.

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. It considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. It considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The Company examines a number of factors to determine if the project is expected to be recoverable, including whether there are any changes in environmental, permitting, market pricing, regulatory, or other conditions that may impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjust the carrying value to the estimated fair value, with the resulting impairment recorded within "general and administrative" expense in the consolidated statements of operations. The Company recognized $0.9 million, $0.2 million and $0.5 million in project asset impairments for the years ended December 31, 2024, 2023 and 2022, respectively.

Contract Origination Costs, Net

Contract origination costs, net is stated at gross contract origination costs less accumulated amortization. Contract origination costs consists of sales commissions earned by the Company's sales team, as well as related payroll taxes and other relevant fringe benefits that are direct, incremental, and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized on the consolidated balance sheets. The Company deferred incremental costs of obtaining a contract of $2.1 million and $5.9 million during the years ended December 31, 2024 and 2023, respectively.

Contract origination costs are amortized over the expected period of benefit of 10 years. The period of benefit is estimated by considering factors such as the timing of fulfillment of performance obligations, historical customer attrition rates, the useful life of the Company's technology, and the impact of competition in its industry. Amortization of contract costs were $3.4 million, $6.3 million and $6.3 million for the years ended December 31, 2024, 2023, and 2022, respectively, and are included in sales and marketing expense in the accompanying consolidated statements of operations. No impairment losses related to the contract origination costs that were determined to no longer be recoverable during the year were recorded during the years ended December 31, 2024, 2023, and 2022 .

Business Combinations

The Company accounts for business acquisitions under ASC 805, *Business Combinations*. The total purchase consideration for an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred. Identifiable assets (including intangible assets), liabilities assumed (including contingent liabilities) and noncontrolling interests in an acquisition are measured initially at their fair values at the acquisition date. The Company recognizes goodwill if the fair value of the total purchase consideration and any noncontrolling interests is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. The Company recognizes a bargain purchase gain within other income (expense), net, on the consolidated statement of operations if the net fair value of the identifiable assets acquired and the liabilities assumed is in excess of the fair value of the total purchase consideration and any noncontrolling interests. The Company includes the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date.

Goodwill

Goodwill amounts are not amortized, but rather tested for impairment at least annually or more often if circumstances indicate that the carrying value may not be recoverable. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The Company has one reporting unit and as a result, goodwill has been assigned to the single reporting unit. In connection with the preparation of the unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024, the Company considered the decline in the Company's stock price, market capitalization, and recent financial performance to be a triggering event for its single reporting unit and therefore completed a test for impairment of goodwill for the reporting unit as of June 30, 2024. The Company tested goodwill for impairment using a Step 1 quantitative test and compared the reporting unit's fair value to its carrying value. An impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill. The Company estimates fair value of its reporting unit using a discounted cash flow model, commonly referred to as the income approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions appropriate to the Company's reporting unit. The discounted cash flow model uses management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, costs and estimates of future expected changes in operating margins and cash expenditures. Other estimates and assumptions include terminal value growth rates, weighted average cost of capital and changes in future working capital requirements. The impairment test resulted in an impairment of $547.2 million.

Intangible Assets

Internal-use Software

The Company capitalizes costs incurred in the development of internal-use software during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software once it is ready for its intended use. The estimated useful life of costs capitalized is generally five years. The Company recorded amortization for internal-use software of $11.9 million, $9.2 million and $6.8 million in cost of revenues in the accompanying consolidated statements of operations for the years ended December 31, 2024, 2023, and 2022, respectively.

Finite-lived Intangible Assets

Finite-lived intangible assets consist of identifiable intangible assets acquired in business combinations, such as customer relationships, developed technology and trade names. Finite-lived intangible assets acquired in business combinations are initially recorded at fair value and subsequently presented net of accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense for intangible assets was $15.3 million, $15.7 million and $16.8 million for the years ended December 31, 2024 and 2023, and 2022.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, which primarily consist of energy storage systems, right-of-use assets, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its remaining useful life.

If such assets are impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. If the useful life is shorter than originally estimated, the Company depreciates or amortizes the remaining carrying value over the revised shorter useful life. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Leases

The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The classification of the Company's leases as operating or finance leases along with the initial measurement and recognition of the associated ROU assets and lease liabilities is performed at the lease commencement date. The measurement of ROU assets and lease liabilities is based on the present value of future lease payments over the lease term. The ROU asset also includes the effect of any lease payments made prior to or on lease commencement and excludes lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company considers its credit risk, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Rent expense for the Company's operating leases is recognized on a straight-line basis over the lease term. Variable lease payments are recorded as an expense in the period incurred.

The Company has elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

Convertible Preferred Stock Warrant Liabilities

The Company evaluates whether its warrants for shares of convertible redeemable preferred stock are freestanding financial instruments that obligate the Company to redeem the underlying preferred stock at some point in the future and determined that each of its outstanding warrants for preferred stock are liability classified. The warrants are subject to re-measurement at each balance sheet date, and any change in fair value is recognized in the change in fair value of warrants and embedded derivatives in the consolidated statements of operations.

As discussed in Note 14 — *Warrants*, upon effectiveness of the Merger, substantially all of the outstanding convertible preferred stock warrants were converted into shares of common stock of Stem. As such, the associated warrant liability was reclassified to additional paid-in-capital upon the Merger and was no longer an outstanding Level 3 financial instrument as of December 31, 2024.

Common Stock Warrants

The Company evaluates common stock warrants under ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*. The Company assesses whether common stock warrants are freestanding financial instruments and whether they meet the criteria to be classified in stockholders' equity, or classified as a liability. Where common stock warrants do not meet the conditions to be classified in equity, the Company assesses whether they meet the definition of a liability under ASC 815. Common stock warrants that meet the definition of a liability are recognized on the balance sheet at fair value. Subsequent changes in their respective fair values are recognized in the consolidated statement of operations at each reporting date.

Asset Retirement Obligations

The Company recognizes a liability for the fair value of asset retirement obligations associated with its energy storage systems in the period in which there is a legal obligation associated with the retirement of such assets and the amount can be reasonably estimated. The associated asset retirement costs are capitalized as part of the carrying amount of the energy storage systems and depreciated over the asset's remaining useful life. This liability includes costs related to the removal of its energy storage systems at the conclusion of each respective customer contract. Subsequent to initial measurement, the asset retirement liability is accreted each period and such accretion is recognized as an expense in the consolidated statements of operations. If there are changes in the estimated amount or timing of cash flows, a revision is recorded to both the asset retirement obligation and the asset retirement capitalized cost.

Financing Obligations

The Company has formed various SPEs to finance the development and construction of its energy storage systems. These SPEs, which are structured as limited liability companies, obtain financing in the form of large upfront payments from outside investors and purchase energy storage systems from the Company under master purchase agreements. The Company accounts for the large upfront payments received from the fund investor as a borrowing by recording the proceeds received as a financing obligation, which will be repaid through host customer payments and incentives received from the utilities that will be received by the investor.

The financing obligation is non-recourse once the associated energy storage systems have been placed in-service and the associated customer arrangements have been assigned to the SPE. However, the Company is responsible for any warranties, performance guarantees, accounting, performance reporting, and all other costs associated with the operation of the energy storage systems. Despite such energy storage systems being legally sold to the SPEs, the Company recognizes host customer payments and incentives as revenue during the period as discussed in Note 3 — *Revenue*. The amounts received by the fund investor from customer payments and incentives are recognized as interest using the effective interest method, and the balance is applied to reduce the financing obligation. The effective interest rate is the interest rate that equates the present value of the cash amounts to be received by a fund investor in relation to the underlying Projects with the present value of the cash amounts paid by the investor to the Company, adjusted for any payments made by the Company.

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 — Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company's assessment of the significance of a specific input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Financial assets and liabilities held by the Company measured at fair value on a recurring basis as of December 31, 2024 and 2023, include cash and cash equivalents, short-term investments, derivative liability, and convertible notes.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to the Company's customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The Company generates all of its revenues from contracts with its customers. The Company recognizes revenue through arrangements with customers, host customer arrangements, partnership arrangements, and sale of project assets as described below.

Host Customer Arrangements

Host customer contracts are generally entered into with commercial entities that have traditionally relied on power supplied directly from the grid. Host customer arrangements consist of a promise to provide energy optimization services through the Company's proprietary software platform coupled with a dedicated energy storage system owned and controlled by the Company throughout the term of the contract. The host customer does not obtain legal title to, or ownership of the dedicated energy storage system at any point in time. The host customer is the end consumer of the energy that directly benefits from the energy optimization services provided by the Company. The term for the Company's contracts with host customers generally ranges from 5 to 10 years, which may include certain renewal options to extend the initial contract term or certain termination options to reduce the initial contract term.

Although the Company installs an energy storage system at the host customer site in order to provide the energy optimization services, the Company directs how and for what purpose the asset is used through the operation of its software platform and, as such, retains control of the energy storage system; therefore, the contract does not contain a lease. The Company determines the various energy optimization services provided throughout the term of the contract, which may include services such as remote monitoring, performance reporting, preventative maintenance and other ancillary services necessary for the safe and reliable operation of the energy storage system, are part of a combined output of energy optimization services and the Company provides a single distinct combined performance obligation representing a series of distinct days of services.

The Company determines the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged to customers for energy optimization services generally consist of recurring fixed monthly payments throughout the term of the contract. In certain arrangements, the transaction price may include incentive payments that are earned by the host customer from utility companies in relation to the services provided by the Company. Under such arrangements, the rights to the incentive payments are assigned by the host customer to the Company. These incentives may be in the form of fixed upfront payments, variable monthly payments, or annual performance-based payments over the first 5 years of the customer contract term. Incentive payments may be contingent on approval from utility companies or actual future performance of the energy storage system.

Substantially all of the Company's arrangements provide customers the unilateral ability to terminate for convenience prior to the conclusion of the stated contractual term or the contractual term is shorter than the estimated benefit period, which the Company has determined to be 10 years based on the estimated useful life of the underlying energy storage systems and the period over which the customer can benefit from the energy optimization services utilizing such energy storage systems. In these instances, the Company determined that upfront incentive payments received from its customers represent a material right that is, in effect, an advance payment for future energy optimization services to be recognized throughout the estimated benefit period. In contracts where the customer does not have the unilateral ability to terminate for convenience without a penalty during the estimated benefit period, the Company determined the upfront incentive payments do not represent a material right for services provided beyond the initial contractual period and are therefore a component of the initial transaction price. The Company revisits its estimate of the benefit period each reporting period. The Company's contracts with host customers do not contain a significant financing component.

The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation) and revenue is recognized ratably as control of these services is transferred to its customers, in an amount that reflects the consideration the Company expects to be contractually entitled to in exchange for its services. Monthly incentive payments based on the performance of the energy storage system are allocated to the distinct month in which they are earned because the terms of the payments relate specifically to the outcome from transferring the distinct time increment (month) of service and because such amounts reflect the fees to which the Company expects to be entitled for providing energy optimization services each period, consistent with the allocation objective. Annual variable performance-based payments are estimated at the inception in the transaction price using the expected value method, which takes into consideration historical experience, current contractual requirements, specific known market events and forecasted energy storage system performance patterns, and the Company recognizes such payments ratably using a time-based measure of progress of days elapsed over the term of the contract to the extent that it is probable that a significant reversal of the cumulative revenue recognized will not occur in a future period. At the end of each reporting period, the Company reassesses its estimate of the transaction price. The Company does not begin recognition of revenue until the energy storage system is live (i.e., provision of energy optimization services has commenced) or, as it relates to incentive payments, when approval has been received from the utility company, if later.

Partnership Arrangements

Partnership arrangements consist of promises to transfer inventory in the form of an energy storage system to a "solar plus storage" project developer and separately provide energy optimization services as described previously to the ultimate owner of the project after the developer completes the installation of the project. Under partnership arrangements, the Company's customer is the solar plus storage project developer. The customer obtains legal title to along with ownership and control of the inventory upon delivery and the customer is responsible for the installation of the project in some cases. Once installation of the project is complete, the owner of the solar plus storage project provides energy to the end consumer through a separate contractual arrangement directly with the end consumer. The term for the Company's contracts with customers under partnership arrangements generally ranges from 3 to 20 years.

The Company determined the promise to deliver the inventory as a component of the solar plus storage project for which the customer is responsible to develop is a separate and distinct performance obligation from the promise to provide energy optimization services.

The Company determines the transaction price at the outset of the arrangement, primarily based on the contractual payment terms dictated by the contract with the customer. Fees charged for the sale of inventory generally consist of fixed fees payable upon or shortly after successful delivery to the customer. For some customers, the contractual payment terms are based on milestone dates of development activities, such as the date customers accept, acquire, or develop project assets or the date customers install or commission hardware on project assets. Such milestone dates may result in unbilled accounts receivable for noncancellable purchase orders when control of hardware is transferred to the customer and Company has legal right to consideration prior to the milestone date of development activities. For certain customers, the Company also guarantees the value of hardware will not decline for a certain period of time, usually six months to one year. The Company accounts for such contractual payments terms and guarantees as variable consideration at each measurement date at its most likely amount to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. Fees charged to customers for energy optimization services consist of recurring fixed monthly payments throughout the term of the contract. The Company is responsible for designing, procuring, delivering and ensuring the proper components are provided in accordance with the requirements of the contract. Although the inventory is purchased by the Company from a third-party manufacturer, the Company determined it obtains control of the inventory prior to delivery to the customer and is the principal in the arrangement. The Company is fully responsible for responding to and correcting any customer issues related to the delivery of the inventory. The Company holds title and assumes all risks of loss associated with the inventory until the customer accepts the inventory. The Company is primarily responsible for fulfilling the delivery of the inventory to the customer, assumes substantial inventory risks and has discretion in the pricing charged to the customer. The Company has not entered into any partnership arrangements where it is not the principal in the transaction.

The Company allocates revenue between the hardware and energy storage services performance obligations based on the standalone selling price of each performance obligation. The standalone selling price for the hardware is established based on observable pricing. The standalone selling price for the energy optimization services is established using a residual value approach due to the significant variability in the services provided to each individual customer based on the specific requirements of each individual project and the lack of observable standalone sales of such services. The Company's partnership arrangements do not contain a significant financing component.

The Company transfers control of the inventory upon delivery and simultaneous transfer of title to the customer. The Company transfers control of its energy optimization services to its customers continuously throughout the term of the contract (a stand-ready obligation), which does not commence until the customer successfully completes the installation of the project. As a result, the time frame between when the Company transfers control of the inventory to the customer upon delivery is generally several months, and can be in excess of one year, before the Company is required to perform any subsequent energy optimization services. Revenue is recognized ratably as control of these services is transferred to its customers based on a time-based output measure of progress of days elapsed over the term of the contract, in an amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

In some partnership arrangements, the Company charges shipping fees for the inventory. The Company accounts for shipping as a fulfillment activity, since control transfers to the customer after the shipping is complete and includes such amounts within cost of revenue.

Some contracts provide our customers the right to liquidated damages against the Company in the event equipment is not delivered according to contract specifications. Liquidated damages are accounted for as variable consideration, and the contract price is reduced by the expected penalty or liquidated damage amount when recognizing revenue.

Sale of Project Assets

For sales of project assets in which the Company transfers 100% of the membership interest in project assets to a customer, the Company recognizes all of the revenue for the consideration received at a point in time when the membership interest was transferred to the customer, which typically occurs when the Company delivered the membership interest assignment agreement to the customer. The transaction price of contract arrangements is comprised of both fixed and variable amounts. Variable consideration is estimated at each measurement date at its most likely amount to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur and true-ups are applied prospectively as such estimates change. Changes in estimates for sales of project assets occur when the actual development expenses vary from estimates made at the time the membership interests transferred to the customer. The cumulative effect of revisions to transaction prices are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Variable consideration related to the sale of project assets are generally resolved within 60 days of sale of project assets and are currently not material to the Company's financial statements.

Cost of Revenue

Cost of Hardware Revenue

Cost of hardware revenue relates to the sale of hardware and includes the cost of the hardware sold to project developers, which generally includes the cost to purchase the hardware from a manufacturer, shipping, and other costs required to fulfill the Company's obligation to deliver the hardware to the customer location. Cost of hardware revenue may also include any impairment of hardware held in inventory for sale to a customer. Cost of hardware revenue is recognized when the delivery of the hardware is completed.

Cost of Service and Other Revenue

Cost of service and other revenue relates to energy optimization services and includes depreciation of the cost of energy storage systems associated with long-term host customer contracts, which includes capitalized fulfillment costs, such as installation services, permitting and other related costs. Cost of services and other revenue also includes the costs for the development and constructions of project assets. Cost of service and other revenue may also include any impairment of energy storage systems along with energy storage system maintenance costs associated with the ongoing services provided to customers and other amounts not qualifying for capitalization pursuant to the Company's internal use software capitalization policy. Cost of service and other revenue is recognized as the energy optimization and other supporting services are provided to the Company's customers throughout the term of the contract.

Sales and Marketing

Sales and marketing expense consists primarily of payroll and other related personnel costs, including stock-based compensation, commissions, bonuses, employee benefits, and travel for the Company's sales & marketing department. These costs are recognized in the period incurred. Advertising expenses for the years ended December 31, 2024, 2023, and 2022 were not material.

Research and Development

Research and development expense consists primarily of payroll and other related personnel costs for engineers and third parties engaged in the design and development of products, third-party software, and technologies, including salaries, bonus, and stock-based compensation expense, project material costs, services, and depreciation. The Company expenses research and development costs as they are incurred.

General and Administrative

General and administrative expense consists of payroll and other related personnel costs, including salaries, bonus, and stock-based compensation for executive management, legal, finance, and others. In addition, general and administrative expense includes fees for professional services and occupancy costs.

Stock-Based Compensation

The Company recognizes stock-based compensation expense related to employees over the requisite service period based on the grant-date fair value of the awards. The fair value of options granted is estimated using the Black-Scholes option valuation model. The Company recognizes the grant-date fair value of an award as compensation expense on a straight-line basis over the requisite service period, which typically corresponds to the vesting period for the award. The Company elects to account for forfeitures as they occur and, upon forfeiture of an award prior to vesting, the Company reverses any previously recognized compensation expense related to that award.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes based on ASC 740, *Accounting for Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company records a valuation allowance to reduce tax assets to an amount for which realization is more likely than not. There are certain charges that are not deductible for tax purposes.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

The Company recognizes the tax benefit from uncertain tax positions in accordance with GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company's tax return. No liability related to uncertain tax positions has been recognized in the financial statements.

The Company includes interest and penalties for uncertain tax positions in the financial statements as a component of income tax expense. No accrual has been deemed necessary as of December 31, 2024 and 2023.

Foreign Currency Translation

The Company's foreign subsidiaries financial position and results of operations are measured using the local currency as the functional currency. The functional currency is the currency of the primary economic environment in which an entity's operations are conducted. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchange rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders' equity (deficit).

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted- average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible notes, warrants, restricted stock units ("RSUs"), and common stock options are considered to be potentially dilutive securities. As the Company was in a net loss position for the years ended December 31, 2024, 2023, and 2022, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.

Noncontrolling Interest

Noncontrolling interests represents the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to us. In 2022, we have entered into arrangements with third-party investors under which the investors are determined to hold noncontrolling interests in entities fully consolidated by us. The net assets of the shared entities are attributed to the controlling and noncontrolling interests based on the terms of the governing contractual arrangements. The Company further determined the hypothetical liquidation at book value method ("HLBV Method") to be the appropriate method for attributing net assets to the controlling and noncontrolling interests as this method most closely mirrors the economics of the governing contractual arrangements. Under the HLBV Method, we allocate recorded income (loss) to each investor based on the change, during the reporting period, of the amount of net assets each investor is entitled to under the governing contractual arrangements in a liquidation scenario. The net loss allocated to the noncontrolling interests was not material for the years ended December 31, 2024, 2023, and 2022.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires incremental reportable segment disclosures for the public entity's significant segment expenses. The amended guidance also requires public entities with a single reportable segment to provide disclosures required by these amendments and all existing segment disclosures. The amendment is required to be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024 with early adoption permitted. The Company adopted this guidance in the fourth quarter of its fiscal year 2024. For additional information, see Note 20 — *Segment Information*.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, related to income tax disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

3. REVENUE

Disaggregation of Revenue

The following table provides information on the disaggregation of revenue as recorded in the consolidated statements of operations (in thousands):

	Year ended December 31,		
	2024	2023	2022
Hardware revenue	$ 76,774	$ 398,967	$ 310,837
Services and other revenue	67,810	62,548	52,143
Total revenue	$ 144,584	$ 461,515	$ 362,980

The following table summarizes reportable revenue by geographic regions determined based on the location of the customers (in thousands):

	Year ended December 31,		
	2024	2023	2022
United States	$ 139,405	$ 443,450	$ 353,792
Rest of the world	5,179	18,065	9,188
Total revenue	$ 144,584	$ 461,515	$ 362,980

Remaining Performance Obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which includes contract liabilities (deferred revenue) and amounts that will be billed and recognized as revenue in future periods. As of December 31, 2024 and 2023, the Company had $412.3 million and $471.3 million of remaining performance obligations, respectively, and the approximate percentages expected to be recognized as revenue in the future are as follows (in thousands, except percentages):

	December 31, 2024			
	Total remaining performance obligations	Percent Expected to be Recognized as Revenue		
		Less than one year	Two to five years	Greater than five years
Services and other revenue	$ 398,260	19 %	35 %	46 %
Hardware revenue	14,071	100 %	— %	— %
Total revenue	$ 412,331			

	December 31, 2023			
	Total remaining performance obligations	Percent Expected to be Recognized as Revenue		
		Less than one year	Two to five years	Greater than five years
Services and other revenue	$ 348,056	14 %	47 %	39 %
Hardware revenue	123,243	97 %	3 %	— %
Total revenue	$ 471,299			

Contract Balances

Deferred revenue primarily includes cash received in advance of revenue recognition related to energy optimization services and incentives. The following table presents the changes in the deferred revenue balance during the years ended December 31, 2024, 2023, and 2022 (in thousands):

	2024	2023	2022
Balance as of beginning of period	$ 142,647	$ 138,074	$ 37,443
Deferred revenue acquired upon business combination	—	—	49,626
Upfront payments received from customers	76,923	270,130	206,868
Upfront or annual incentive payments received	2,463	4,204	5,797
Revenue recognized related to amounts that were included in beginning balance of deferred revenue	(47,309)	(54,638)	(22,669)
Revenue recognized related to amounts that were included in acquired balance of deferred revenue	—	—	(3,338)
Revenue recognized related to deferred revenue generated during the period	(31,343)	(215,123)	(135,653)
Write-off of deferred revenue [1]	(14,226)	—	—
Balance as of end of period	$ 129,155	$ 142,647	$ 138,074

(1) Deferred revenue written off against the associated receivables in connection to terminated projects, contract restructurings, and the parent company guarantee arrangements discussed below.

Parent Company Guarantees

Prior to July 2023, the Company agreed in certain customer contracts to provide a guarantee that the value of purchased hardware will not decline for a certain period of time. Under this guarantee, if these customers were unable to install or designate the hardware to a specified project within such period of time, the Company would be required to assist the customer in re-marketing the hardware for resale by the customer. If a resale does not occur, the hardware will be appraised utilizing a third party. The guarantee provided that, in such cases, if the customer resold the hardware for less than the amount initially sold to the customer or the appraisal value is less than the hardware purchase price, the Company would be required to compensate the customer for any shortfall in fair value for the hardware from the initial contract price. The Company accounts for such contractual terms and guarantees as variable consideration at each measurement date. The Company updates its estimate of variable consideration each quarter, including changes in estimates related to such guarantees, for facts or circumstances that have changed from the time of the initial estimate. As a result, the Company recorded a net revenue reduction of $38.7 million in hardware revenue during the year ended December 31, 2024. The overall reduction in revenue was related to deliveries that occurred prior to 2024.

Impairment and Accounts Receivable Write-Off

For those contracts where the customers invoked parent company guarantee ("PCG") protection pursuant to the applicable contract, the Company has worked actively to remarket the remaining systems subject to PCG with a wide variety of potential customers. The Company has been engaged in ongoing negotiations with several parties, including the original customers who hold title to the assets, for the purchase of the remarketed hardware. Despite such efforts, such negotiations have resulted in limited transactions with mutually agreed upon pricing and terms. Recent closed transactions have resulted in resales at prices significantly below carrying values. Under contracts containing a PCG provision, in the event that the Company and the customer are unable to remarket and sell the relevant assets, the customer shall engage a third party to appraise the fair market value of the remaining hardware. As of the date of this report, none of such customers have elected to obtain a third party hardware appraisal for the previously purchased hardware. Given the uncertainty of collection from the original customers of due and unpaid amounts in those cases where the Company believes it has enforceable rights of recovery, the Company believes the likelihood for collection of the accounts receivable outstanding relating to hardware subject to these PCG's is no longer probable. Accordingly, the Company wrote-off the remaining receivables of $104.1 million during the year ended December 31, 2024. The Company is evaluating all potential remedies with respect to its enforceable rights under applicable contracts.

4. SHORT-TERM INVESTMENTS

The Company did not have short-term investments as of December 31, 2024. The following tables summarize the estimated fair value of the Company's short-term investments and the gross unrealized holding gains and losses as of December 31, 2023 (in thousands):

	As of December 31, 2023			
	Amortized cost	Unrealized gain	Unrealized Loss	Estimated Fair Value
Commercial paper	1,978	—	—	1,978
U.S. government bonds	2,744	—	(3)	2,741
Agency bonds	3,503	—	(3)	3,500
Total short-term investments	$ 8,225	$ —	$ (6)	$ 8,219

The Company periodically reviews the individual securities that have unrealized losses on a regular basis to evaluate whether or not any security has experienced, or is expected to experience, credit losses resulting in the decline in fair value. The Company evaluates, among other factors, whether the Company intends to sell any of these marketable securities and whether it is more likely than not that the Company will be required to sell any of them before recovery of the amortized cost basis. During the year ended December 31, 2024, the Company did not record an allowance for credit losses related to short-term investments.

5. FAIR VALUE MEASUREMENTS

Fair value accounting is applied for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. At December 31, 2024 and 2023, the carrying amount of accounts receivable, other current assets, accounts payable, and accrued and other current liabilities approximated their estimated fair value due to their relatively short maturities.

The following table provides the financial instruments measured at fair value on a recurring basis (in thousands):

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents:				
Money market fund	$ 37,108	$ —	$ —	$ 37,108
Total financial assets	$ 37,108	$ —	$ —	$ 37,108

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents:				
Money market fund	$ 47,297	$ —	$ —	$ 47,297
Commercial paper	—	3,971	—	3,971
Debt securities:				
Commercial paper	—	1,978	—	1,978
U.S. government bonds	—	2,741	—	2,741
Other	—	3,500	—	3,500
Total financial assets	$ 47,297	$ 12,190	$ —	$ 59,487
Liabilities				
Derivative liability	$ —	$ —	$ 7,731	$ 7,731

The Company's money market funds are classified as Level 1 because they are valued using quoted market prices. The Company's short-term investments consist of available-for-sale securities and are classified as Level 2 because their value is based on valuations using significant inputs derived from or corroborated by observable market data. As of December 31, 2023, the Company's other current liabilities includes a derivative liability that is attributable to a derivative feature within a revenue contract, whereby final settlement is indexed to the price per ton of lithium carbonate. The balance will be valued using a third party forecast for lithium carbonate. As the derivative instrument is not traded on an exchange it is classified within Level 3 of the fair value hierarchy. During the years ended December 31, 2024, the derivative liability was settled resulting in a gain of $1.5 million.

Fair Value of Convertible Promissory Notes

The convertible notes are recorded at face value less unamortized debt issuance costs (see Note 13 — *Convertible Notes* for additional details) on the consolidated balance sheet as of December 31, 2024. As of December 31, 2024 and 2023, the estimated fair value of the 2028 Convertible Notes was $77.3 million and $149.1 million, respectively, based on Level 2 quoted bid prices of the convertible notes in an over-the-counter market on the last trading date of the reporting period. As of December 31, 2024 and 2023, the estimated fair value of the 2030 Convertible Notes was $65.4 million and $175.8 million, respectively, based on Level 2 quoted bid prices of the convertible notes in an over-the-counter market on the last trading date of the reporting period.

6. BUSINESS COMBINATIONS

On February 1, 2022, Stem, Inc. acquired 100% of the outstanding shares of AlsoEnergy. AlsoEnergy provides end-to-end turnkey solutions that monitor and manage renewable energy systems. AlsoEnergy has deployed systems at various international locations, but its largest customer bases are in the United States, Germany and Canada. The combined company delivers a one-stop-shop solution for front-of-meter and commercial and industrial ("C&I") customers with solar and storage needs.

The total consideration to acquire AlsoEnergy was $652.0 million, comprised of $543.1 million in cash, net of a working capital adjustment for an escrow recovery, and $108.9 million in the form of 8,621,006 shares of the Company's common stock. The Company incurred $6.1 million of transaction costs related to the acquisition of AlsoEnergy, which were recorded in general and administrative expense during the year ended December 31, 2022.

The following table summarizes the purchase price as a part of the acquisition of AlsoEnergy (in thousands):

	Purchase Price
Cash consideration	$ 544,059
Equity consideration	108,883
Working capital adjustment	(915)
Total consideration	$ 652,027

The following table summarizes the fair values of assets acquired and liabilities assumed in the acquisition of AlsoEnergy at the date of acquisition (in thousands):

Assets Acquired	
Cash	$ 10,135
Accounts receivable	9,614
Other current assets	1,795
Inventory	3,701
Operating lease right-of-use assets	1,333
Separately identifiable intangible assets acquired other than goodwill	152,100
Other noncurrent assets	1,032
Total identifiable assets acquired	179,710
Liabilities Assumed	
Accounts payable	1,985
Other current liabilities	1,596
Accrued payroll	2,533
Deferred revenue, current portion	17,486
Lease liabilities, current portion	431
Deferred revenue, noncurrent	32,140
Lease liabilities, noncurrent	902
Deferred tax liability	15,476
Other noncurrent liabilities	150
Total liabilities assumed	72,699
Total net identifiable assets acquired	107,011
Goodwill	545,016
Total consideration	$ 652,027

Based on the accounting guidance provided in ASC 805, the Company accounted for the acquisition of AlsoEnergy as a business combination in which the Company determined that AlsoEnergy was a business. The operations acquired as part of the acquisition of AlsoEnergy have been included in the Company's operating segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table and accompanying paragraphs below summarize the intangible assets acquired, their fair value as of the acquisition date, and their estimated useful lives for amortizable intangible (in thousands, except estimated useful life, which is in years):

	Fair Value	Useful Life
Trade name	$ 11,300	7
Customer relationships	106,800	12
Backlog	3,900	1.1
Developed technology	30,100	7
Separately identifiable intangible assets acquired other than goodwill	$ 152,100	

Trade names include the AlsoEnergy and PowerTrack trade names, which were measured at fair value using the relief-from-royalty method. Customer relationships represent the estimated fair values of the underlying relationship with AlsoEnergy customers measured using the multiple-period excess earnings method under the income approach. Backlog relates to subscriptions contracts that were measured at fair value using the multiple-period excess earnings method under the income approach. Developed technology represents the fair value of AlsoEnergy's renewable energy platform that was measured using the relief-from-royalty method of the income approach. Significant estimates and assumptions related to the Company's forecasts of future revenues and selection of the weighted average cost of capital, royalty rates, and estimated revenue growth rates are used in measuring the fair value of these assets. The amortization expense for all acquired intangible assets will be recognized on a straight-line basis over their respective estimated useful lives.

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired. The acquisition of AlsoEnergy resulted in the recognition of $545.0 million of goodwill. Goodwill acquired primarily consists of expanded market and product opportunities, including acceleration of growth of renewable energy onto the power grid, expanded value for the Company's customers to manage and optimize combined solar and energy storage systems through the vertical integration of software solutions, as well as access of the Company's product offerings to international markets.

Goodwill created as a result of the acquisition of AlsoEnergy is not expected to be deductible for tax purposes. A net deferred tax liability of $15.5 million was established for the intangible assets acquired net of deferred tax assets, which primarily consists of net operating loss carryforwards and deferred revenue.

7. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

Goodwill consists of the following (in thousands):

	December 31,	
	2024	2023
Goodwill	$ 547,158	$ 547,158
Effect of foreign currency translation	(6)	47
Impairment charges	(547,152)	—
Total goodwill	$ —	$ 547,205

Goodwill is tested for impairment annually, or more often if an event or circumstance indicates that the carrying amount may not be recoverable. In connection with the preparation of the unaudited condensed consolidated financial statements for the three months ended June 30, 2024, the Company considered the decline in the Company's stock price, market capitalization, and recent financial performance to be a triggering event for its single reporting unit and therefore completed a test for impairment of goodwill for the reporting unit as of June 30, 2024. The Company tested goodwill for impairment using a Step 1 quantitative test and compared the reporting unit's fair value to its carrying value. An impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill. The Company estimates fair value of its reporting unit using a discounted cash flow model, commonly referred to as the income approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions appropriate to the Company's reporting unit. The discounted cash flow model uses management's best estimates of economic and market conditions over the projected period using the best information available, including growth rates in revenues, costs and estimates of future expected changes in operating margins and cash expenditures. Other estimates and assumptions include terminal value growth rates, weighted average cost of capital and changes in future working capital requirements. The impairment test resulted in an impairment of $547.2 million.

Intangible Assets, Net

Intangible assets, net, consists of the following (in thousands):

	December 31,	
	2024	2023
Developed technology	$ 32,618	$ 32,618
Trade name	11,300	11,300
Customer relationships	106,800	106,800
Internally developed software	81,314	67,282
Intangible assets	232,032	218,000
Less: Accumulated amortization	(88,094)	(60,868)
Add: Currency translation adjustment	(26)	14
Total intangible assets, net	$ 143,912	$ 157,146

Amortization expense for intangible assets was $27.3 million, $24.9 million and $23.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, of which amortization of internally developed software and developed technology is recognized in cost of goods sold and amortization of customer relationships and trade name is recognized in sales and marketing in the consolidated statements of operations.

8. LEASES

The Company leases and subleases certain office spaces with lease terms ranging from 2 to 7 years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional five years. These optional periods have not been considered in the determination of the ROU assets or lease liabilities associated with these leases as the Company did not consider the exercise of these options to be reasonably certain.

The Company performed evaluations of its contracts and determined each of its identified leases are operating leases. For the years ended December 31, 2024, 2023, and 2022, the Company incurred $4.0 million, $4.2 million and $2.8 million, respectively, of rent expense included in operating expenses in the consolidated statements of operations in relation to its operating leases, inclusive of short-term and variable lease expense which was immaterial. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2024, 2023, and 2022 was $2.8 million $2.9 million and $1.6 million, respectively, and was included in net cash used in operating activities in the Company's consolidated statements of cash flows.

As of December 31, 2024, future payments associated with the Company's operating lease liabilities were as follows (in thousands):

	Operating Leases
2025	$ 3,754
2026	4,345
2027	4,437
2028	3,772
2029	1,908
Thereafter	809
Total lease payments	19,025
Less: imputed interest	(2,931)
Total operating lease liability future lease payments	$ 16,094

Reported as of December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	2023
Current portion of operating lease liabilities included within other current liabilities	$ 2,758	$ 2,950
Non-current portion of operating lease liabilities	13,336	10,455
Total	$ 16,094	$ 13,405

The following summarizes additional information related to operating leases:

	December 31,	
	2024	2023
Weighted average remaining operating lease term (in years)	4.5	4.6
Weighted average discount rate	7.0 %	5.7 %

9. ASSET RETIREMENT OBLIGATION

The information below details the asset retirement obligation for the years ended December 31, 2024 and 2023 as follows (in thousands):

	December 31,	
	2024	2023
Beginning balance at January 1,	$ 4,052	$ 4,262
Retirement cost revaluation	(85)	(444)
Accretion expense	236	234
Ending balance at December 31,	$ 4,203	$ 4,052

10. ENERGY STORAGE SYSTEMS, NET

Energy Storage Systems, Net

Energy storage systems, net, consists of the following (in thousands):

	December 31, 2024	December 31, 2023
Energy storage systems placed into service	$ 137,616	$ 141,181
Less: accumulated depreciation	(81,305)	(70,918)
Energy storage systems not yet placed into service	2,509	4,155
Total energy storage systems, net	$ 58,820	$ 74,418

Depreciation expense for energy storage systems was approximately $13.4 million, $14.4 million and $14.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. Depreciation expense is recognized in cost of service revenue.

11. BALANCE SHEET COMPONENTS

Accounts Receivable, net

Accounts receivable, net consists of the following (in thousands):

	December 31,	
	2024	2023
Unbilled receivables	$ 7,795	$ 190,230
Accounts receivable - customer	54,821	113,262
Financing obligation receivables	6,191	4,253
Allowance for credit losses	(9,499)	(4,904)
Other	8	7
Total accounts receivable, net	$ 59,316	$ 302,848

Collateralized accounts receivable of approximately $29.3 million as of December 31, 2023 were held by the Company and were included in "Accounts receivable, net" in the Company's consolidated balance sheet. In the event the accounts receivable was not paid, the Company had the option to repossess the inventory from the customer. The Company did not have collateralized accounts receivable as of December 31, 2024.

Inventory

Inventory consists of the following (in thousands):

	December 31,	
	2024	2023
Work in process inventory	$ 7,069	$ 23,074
Raw Materials	3,430	2,961
Finished Goods	421	630
Total inventory [(1)]	$ 10,920	$ 26,665

(1) During the year ended December 31, 2024, the Company recorded a $14.7 million charge to Cost of Revenue to reduce the value of certain Work in process inventory and Finished Goods to their net realizable value based upon the specific identification method of future sales cash flows at the end of the year.

Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,		
	2024		**2023**
Prepaid expenses	$ 5,769	$	5,971
Utility program deposits	67		153
Due from related parties	47		73
Other	3,575		3,106
Total other current assets	$ 9,458	$	9,303

Other Noncurrent Assets

Other noncurrent assets consist of the following (in thousands):

	December 31,		
	2024		**2023**
Prepaid warranties and maintenance	$ 40,097	$	41,023
Unbilled receivables, net	5,922		18,662
Deferred costs with suppliers	—		—
Receivable from SPEs (Note 17)	2,543		2,523
Self-generation incentive program deposits	255		561
Investment in VIEs	2,249		2,094
Property and equipment, net	2,113		2,813
Project assets	16,415		8,424
Restricted cash	1,786		1,100
Other	4,375		4,669
Total other noncurrent assets	$ 75,755	$	81,869

Depreciation expense for property and equipment was $0.9 million and $0.7 million and $0.6 million for the years ended December 31, 2024 and 2023 and 2022, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		
	2024		**2023**
Accrued payables	$ 14,481	$	67,543
Accrued interest	2,674		2,674
Other accrued liabilities	8,615		6,656
Total accrued liabilities	$ 25,770	$	76,873

Other Current Liabilities

Other current liabilities consist of the following (in thousands):

| | December 31, | |
	2024	2023
Derivative liability	$ —	$ 7,731
System advances	—	266
Lease liabilities – current portion	2,758	2,950
Due to related parties	31	31
Other	3,640	1,748
Total other current liabilities	$ 6,429	$ 12,726

12. NOTES PAYABLE

2021 Credit Agreement

In January 2021, the Company, through a wholly-owned Canadian entity, entered into a credit agreement to provide a total of $2.7 million towards the financing of certain energy storage systems. The credit agreement is structured on a non-recourse basis and the system will be operated by the Company. The credit agreement has a stated interest of 5.45% and a maturity date of June 2031. The Company received an advance under the credit agreement of $1.8 million in January 2021. The repayment of advances received under this credit agreement is determined by the lender based on the proceeds generated by the Company through the operation of the underlying energy storage systems.

On April 6, 2023, the Company repaid the remaining outstanding balance under the 2021 Credit Agreement with a portion of the net proceeds from the issuance of the 2030 Convertible Notes (as described in Note 13 — *Convertible Notes*). Upon prepayment of this facility, the Company incurred a $0.3 million loss on extinguishment of debt, which is recorded in the Company's statement of operations. The facility was terminated after the repayment in April 2023.

13. CONVERTIBLE NOTES

2028 Convertible Notes and Capped Call Options

2028 Convertible Notes

On November 22, 2021, the Company issued $460.0 million aggregate principal amount of its 2028 Convertible Notes in a private placement offering to qualified institutional buyers (the "2021 Initial Purchasers") pursuant to Rule 144A under the Securities Act of 1933, as amended.

The 2028 Convertible Notes are senior, unsecured obligations of the Company and bear interest at a rate of 0.5% per year, payable in cash semi-annually in arrears in June and December of each year, beginning in June 2022. The 2028 Convertible Notes will mature on December 1, 2028, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Upon conversion, the Company may choose to pay or deliver, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock. The 2028 Convertible Notes are redeemable for cash at the Company's option at any time given certain conditions (as discussed below), at an initial conversion rate of 34.1965 shares of common stock per $1,000 principal amount of 2028 Convertible Notes, which is equivalent to an initial conversion price of approximately $29.24 (the "2028 Conversion Price") per share of the Company's common stock. The conversion rate is subject to customary adjustments for certain events as described in the related indenture.

The Company may redeem for cash all or any portion of the 2028 Convertible Notes, at the Company's option, on or after December 5, 2025 if the last reported sale price of the Company's common stock has been at least 130% of the 2028 Conversion Price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2028 Convertible Notes to be redeemed, plus accrued and unpaid interest.

The Company's net proceeds from this offering were approximately $445.7 million, after deducting the Initial Purchasers' discounts and debt issuance costs. To minimize the impact of potential dilution to the Company's common stockholders upon conversion of the 2028 Convertible Notes, the Company entered into separate capped calls transactions (the "2028 Capped Calls") as described below. In connection with the issuance of the 2030 Convertible Notes during the second quarter of 2023, the Company used approximately $99.8 million of the net proceeds to purchase and surrender for cancellation approximately

$163.0 million aggregate principal amount of the Company's 2028 Convertible Notes, which resulted in a $59.4 million gain on debt extinguishment. See *2030 Convertible Notes* below for further details of the 2030 Convertible Notes.

In accordance with accounting guidance for debt with conversion and other options, the Company separately accounted for the liability and equity components of the 2028 Convertible Notes by allocating the proceeds between the liability component and the equity component, due to the Company's ability to settle the 2028 Convertible Notes in cash, its common Stock, or a combination of cash and common Stock at the option of the Company. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The equity component of the 2028 Convertible Notes was recognized as a debt discount and represents the difference between the gross proceeds from the issuance of the 2028 Convertible Notes and the fair value of the liability component of the 2028 Convertible Notes on the date of issuance. The debt discount is amortized to interest expense using the effective interest method over approximately seven years, or the expected life of the 2028 Convertible Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

After allocating the proceeds of the liability and equity components, the Company further allocated $14.3 million initial purchasers' debt discount and debt issuance cost of $12.4 million and $1.9 million, respectively. The initial purchaser's discount and debt issuance costs primarily consisted of underwriters, advisory, legal, and accounting fees. These costs were allocated to the debt and equity components based on the allocation of the proceeds as follows (in thousands):

	Amount		Equity Component		Debt Component
Initial Purchaser's Debt Discount	$	12,420	$	3,650	$	8,770
Debt Issuance Costs		1,871		550		1,321
Total	$	14,291	$	4,200	$	10,091

The portion allocated to the debt component is amortized to interest expense using the effective interest method over the expected life of the 2028 Convertible Notes, or approximately its seven-year term. The effective interest rate on the liability component of the 2028 Convertible Notes for the period from the date of issuance through December 2028 is 5.96%, which remains unchanged from the date of issuance.

At the original issuance date, the fair value of the debt component of the Company's 2028 Convertible Notes was $324.8 million and the estimated fair value of the equity component was $135.2 million, as measured on the date of issuance, resulting in a total fair value of $460.0 million for the 2028 Convertible Notes. The 2028 Convertible Notes were priced at par at the valuation date resulting in the fair value of the 2028 Convertible Notes equal to the principal amount of $460.0 million. The fair value of the equity component has been calculated as the residual amount between the fair value of the 2028 Convertible Notes and the fair value of the debt component.

Upon adoption of ASU 2020-06, the Company allocated all of the debt discount to long-term debt. The debt discount is amortized to interest expense using the effective interest method, computed to be 0.9%, over the life of the 2028 Convertible Notes or approximately its seven-year term. The outstanding 2028 Convertible Notes balances as of December 31, 2024 and 2023 are summarized in the following table (in thousands):

	December 31, 2024		December 31, 2023	
Long Term Debt				
Outstanding principal	$	297,024	$	297,024
Unamortized 2021 Initial Purchasers' debt discount and debt issuance cost		(5,200)		(6,501)
Net carrying amount	$	291,824	$	290,523

The following table presents total interest expense recognized related to the 2028 Convertible Notes during the year ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Cash interest expense		
Contractual interest expense	$ 1,485	$ 1,693
Non-cash interest expense		
Amortization of debt discount and debt issuance cost	1,301	1,487
Total interest expense	$ 2,786	$ 3,180

2028 Capped Call Options

On November 17, 2021, in connection with the pricing of the 2028 Convertible Notes, and on November 19, 2021, in connection with the exercise in full by the 2021 Initial Purchasers of their option to purchase additional Notes, the Company entered into 2028 Capped Calls with certain counterparties. The Company used $66.7 million of the net proceeds to pay the cost of the 2028 Capped Calls.

The 2028 Capped Calls have an initial strike price of $29.2428 per share, which corresponds to the initial conversion price of the 2028 Convertible Notes and is subject to anti-dilution adjustments. The 2028 Capped Calls have a cap price of $49.6575 per share, subject to certain adjustments.

The 2028 Capped Calls are considered separate transactions entered into by and between the Company and the 2028 Capped Calls counterparties, and are not part of the terms of the 2028 Convertible Notes. The Company recorded a reduction to additional paid-in capital of $66.7 million during the year ended December 31, 2021 related to the premium payments for the 2028 Capped Calls. These instruments meet the conditions outlined in ASC 815 to be classified in stockholders' equity and are not subsequently remeasured as long as the conditions for equity classification continue to be met.

2030 Convertible Notes and 2030 Capped Call Options

2030 Convertible Notes

On April 3, 2023, the Company issued $240.0 million aggregate principal amount of its 2030 Convertible Notes in a private placement offering to qualified institutional buyers (the "2023 Initial Purchasers") pursuant to Rule 144A under the Securities Act of 1933, as amended.

The 2030 Convertible Notes are senior, unsecured obligations of the Company and bear interest at a rate of 4.25% per year, payable in cash semi-annually in arrears in April and October of each year, beginning on October 1, 2023. The 2030 Convertible Notes will mature on April 1, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Upon conversion, the Company may choose to pay or deliver cash, shares of common stock or a combination of cash and shares of common stock. The 2030 Convertible Notes are redeemable for cash at the Company's option at any time given certain conditions (as discussed below), at an initial conversion rate of 140.3066 shares of common stock per $1,000.00 principal amount of the 2030 Convertible Notes, which is equivalent to an initial conversion price of approximately $7.1272 (the "2030 Conversion Price") per share of the Company's common stock. The conversion rate is subject to customary adjustments for certain events as described in the related indenture.

The 2030 Convertible Notes will be redeemable, in whole or in part, at the Company's option, on or after April 5, 2027 if the last reported sale price of the Company's common stock has been at least 130% of the 2030 Conversion Price then in effect for at least 20 trading days at a redemption price equal to 100% of the principal amount of the 2030 Convertible Notes to be redeemed, plus accrued and unpaid interest.

The Company's net proceeds from this offering were approximately $232.4 million, net of $7.6 million in debt issuance costs primarily consisting of underwriters, advisory, legal, and accounting fees. The Company used approximately $99.8 million of the net proceeds to purchase and surrender for cancellation approximately $163.0 million aggregate principal amount of the Company's 2028 Convertible Notes. See *2028 Convertible Notes* above for further details on the impacts of the debt extinguishment.

The outstanding 2030 Convertible Notes balances as of December 31, 2024 and 2023 are summarized in the following table (in thousands):

	December 31, 2024	December 31, 2023
Long Term Debt		
Outstanding principal	$ 240,000	$ 240,000
Unamortized 2023 Initial Purchasers' debt discount and debt issuance cost	(5,901)	(6,890)
Net carrying amount	$ 234,099	$ 233,110

The debt discount and debt issuance costs are amortized to interest expense using the effective interest method, computed to be 4.70%, over the life of the 2030 Convertible Notes or its approximately seven-year term.

The following table presents total interest expense recognized related to the 2030 Convertible Notes during the three months ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Cash interest expense		
Contractual interest expense	$ 10,200	$ 7,593
Non-cash interest expense		
Amortization of debt discount and debt issuance cost	989	711
Total interest expense	$ 11,189	$ 8,304

2030 Capped Call Options

On March 29, 2023 and March 31, 2023, in connection with the pricing of the 2030 Convertible Notes, and on April 3, 2023, in connection with the exercise in full by the 2023 Initial Purchasers of their option to purchase additional 2030 Convertible Notes, the Company entered into Capped Calls (the "2030 Capped Calls") with certain counterparties. The Company used $27.8 million of the net proceeds from the 2030 Convertible Notes to pay the cost of the 2030 Capped Calls.

The 2030 Capped Calls have an initial strike price of $7.1272 per share, which corresponds to the initial conversion price of the 2030 Convertible Notes and is subject to anti-dilution adjustments. The 2030 Capped Calls have a cap price of $11.1800 per share, subject to certain adjustments.

The 2030 Capped Calls are considered separate transactions entered into by and between the Company and the 2030 Capped Calls counterparties, and are not part of the terms of the 2030 Convertible Notes. The Company recorded a reduction to additional paid-in capital of $27.8 million during the second quarter of 2023 related to the premium payments for the 2030 Capped Calls. These instruments meet the conditions outlined in ASC 815 to be classified in stockholders' equity and are not subsequently remeasured as long as the conditions for equity classification continue to be met.

14. WARRANTS

Legacy Stem Warrants

Prior to the Merger, the Company had issued warrants to purchase shares of Legacy Stem's preferred stock in conjunction with various debt financings. The Company has also issued warrants to purchase shares of Legacy Stem's common stock. Upon effectiveness of the Merger, the Company had 50,207,439 warrants outstanding, of which substantially all were converted into 2,759,970 shares of common stock of Stem. Upon conversion of the warrants, the existing warrant liabilities were remeasured to fair value resulting in a gain on remeasurement of $100.9 million and a total warrant liability of $60.6 million, which was then reclassified to additional paid-in-capital. As of December 31, 2024, there were 2,533 Legacy Stem Warrants outstanding. These instruments are exercisable into the Company's common stock and are equity classified.

15. COMMON STOCK

The Company had reserved shares of common stock for issuance as follows:

	December 31, 2024
Shares reserved for warrants	2,533
RSUs outstanding	12,284,292
Options outstanding	8,552,283
Shares available for future issuance under the 2021 Equity Incentive Plan	6,202,943
Shares available for future issuance under the 2024 Equity Incentive Plan	8,337,338
Conversion of 2030 Convertible Notes	33,673,584
Conversion of 2028 Convertible Notes	10,157,181
Total	79,210,154

As of December 31, 2024, the Company had 6,202,943 shares of common stock reserved for future issuance under equity incentive plans corresponding to the 2021 Equity Incentive Plan. As of December 31, 2024, 4,307,957 stock options and 22,825,385 RSUs had been granted to employees under the 2021 Equity Incentive Plan.

As of December 31, 2024, the Company had 8,337,338 shares of common stock reserved for future issuance under equity incentive plans corresponding to the 2024 Equity Incentive Plan. As of December 31, 2024, 722,778 stock options and 5,432,010 RSUs had been granted to employees under the 2024 Equity Incentive Plan.

16. STOCK-BASED COMPENSATION

Under both the Stem, Inc. 2009 Equity Incentive Plan (the "2009 Plan") and the Stem, Inc. 2021 Equity Incentive Plan (the "2021 Plan," and together with the 2009 Plan, the "Plans"), the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance stock units ("PSUs"), and other awards that are settled in shares of the Company's common stock. The Company does not intend to grant new awards under the 2009 Plan and 2021 Plan. In May 2024, the Company adopted the 2024 Equity Incentive Plan (the "2024 Plan"). Under the 2024 Plan, the Company may grant stock options, stock appreciation rights, restricted stock, RSUs, and other awards that are settled in shares of the Company's common stock. All shares that remain available for future grants are under the 2024 Plan.

Stock Options

Under the Plans, the exercise price of an option cannot be less than 100% of the fair value of one share of common stock for incentive or non-qualified stock options, and not less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock, as determined by the Company's Board of Directors (the "Board"). Options under the Plans generally expire after 10 years. Under the Plans, the Compensation Committee of the Board determines when the options granted will become exercisable. Options granted under the Plans generally vest 1/4 one year from the grant date and then 1/48 each month over the following three years and are exercisable for 10 years from the date of the grant. The Plans allow for exercise of unvested options with repurchase rights over the restricted common stock issued at the original exercise price. The repurchase rights lapse at the same rate as the options vest.

The following table summarizes the stock option activity for the year ended December 31, 2024:

	Number of Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Balances as of December 31, 2023	9,011,616	$ 6.99	6.0	8,686
Options granted	1,410,261	2.07		
Options exercised	—	—		
Options forfeited	(1,869,594)	9.66		
Options expired	—	—		
Balances as of December 31, 2024	8,552,283	$ 5.60	3.1	$ 6
Options vested and exercisable — December 31, 2024	7,289,080	$ 5.26	2.1	$ —

The weighted-average grant date fair value of stock options granted to employees was $2.07, $6.44 and $5.82 during the years ended December 31, 2024, 2023, and 2022, respectively. The intrinsic value of options exercised was $0.5 million and $12.7 million during the years ended December 31, 2023, and 2022, respectively. There were no options exercised during the year ended December 31, 2024.

Significant Assumptions in Estimating Option Fair Value

The Company uses the Black-Scholes model for estimating the fair value of options granted. The weighted-average assumptions used in the Black-Scholes are as follows:

	December 31,		
	2024	2023	2022
Expected volatility	91.02 %	69.05 %	68.28 %
Risk-free interest rate	4.53 %	3.97 %	1.73 %
Expected term (years)	6.00	6.01	6.25
Dividend yield	—	—	—

Restricted Stock Units

RSUs represent a right to receive one share of the Company's common stock that is both non-transferable and forfeitable unless and until certain conditions are satisfied. RSUs generally, either cliff vest on the third anniversary of the award grant date, vest 1/4 per year over a four-year period, or vest 1/3 per year over a three-year period, subject to continued employment through each anniversary. The fair value of restricted stock units is determined on the grant date and is amortized over the vesting period on a straight-line basis.

The following table summarizes the RSU activity for the period ended December 31, 2024:

	Number of RSUs Outstanding [1]	Weighted-Average Grant Date Fair Value Per Share
Balances as of December 31, 2023	11,159,272	$ 10.31
RSUs granted	12,957,864	1.65
RSUs vested	(6,863,722)	8.16
RSUs forfeited	(4,969,122)	8.68
Balances as of December 31, 2024	12,284,292	$ 3.05

(1) Includes certain restricted stock units with service and market-based vesting criteria.

During the period ended December 31, 2024, the Company issued 3.0 million shares of fully vested RSU awards through the Company's stock bonus program under the Company's 2021 Equity Incentive Plan.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recorded in each component of operating expenses in the Company's consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Sales and marketing	$ 2,514	$ 6,293	$ 4,251
Research and development	6,953	13,463	4,634
General and administrative	9,004	25,353	19,776
Total stock-based compensation expense	$ 18,471	$ 45,109	$ 28,661

As of December 31, 2024, the Company had approximately $3.0 million of remaining unrecognized stock-based compensation expense for stock options, which is expected to be recognized over a weighted average period of 1.0 years. As of December 31, 2024, the Company had approximately $19.9 million of remaining unrecognized stock-based compensation expense for RSUs, which is expected to be recognized over a weighted average period of 1.2 years. Research and development expenses of $2.8 million and $4.3 million corresponding to internal-use software, were capitalized during the years ended December 31, 2024 and 2023, respectively.

During the year ended December 31, 2024 stock-based compensation expense included stock modifications in connection with the separation agreements for certain of the Company's former executive officers. For the year ended December 31, 2024, a net reduction of stock-based compensation expense of $2.0 million was recorded within general and administrative expense and an additional charge of $0.7 million was recorded within research and development expense.

Awards under the Company's stock bonus program issued through the 2021 Plan are accounted for as liability-classified awards, because the obligations are based predominantly on a fixed monetary amount determined at a future date to be settled with a variable number of shares of the Company's common stock. The Company recognized an actual payout related to such bonuses in the amount of $0.6 million during the year ended December 31, 2024.

17. SPECIAL PURPOSE ENTITES

The Company has formed various SPEs to finance the development and construction of its energy storage systems. These SPEs, which are structured as limited liability companies, obtain financing from outside investors and purchase projects from the Company under master purchase agreements by making an upfront payment to the Company for such energy storage systems. As discussed in Note 2 — *Summary of Significant Accounting Policies*, the Company accounts for the large upfront payment received from the SPE as a financing obligation. The legal purchase of the energy storage system does not affect the Company's legal or constructive obligation to the host customer.

Unconsolidated VIEs

SPV II, SPV III, and SPV IV

On January 23, 2015, June 7, 2016, and June 30, 2017 the Company entered into agreements to form three Limited Liability Companies: Stem Finance SPV II, LLC ("SPV II"), Stem Finance SPV III, LLC ("SPV III"), and Generate-Stem LCR, LLC ("SPV IV"), respectively. These agreements are accounted for as unconsolidated VIEs because the Company lacks the power to direct the activities that most significantly impact the economics of these entities. Although the Company is not the primary beneficiary of these entities, due to its significant continuing involvement in the generation of cash flows of the energy storage systems and legal responsibilities under the host customer contract, the Company is required to include the assets, liabilities, revenues, and expenses of these entities in its consolidated financial statements. The significant activities involve deciding which energy storage systems to be purchased by the SPE and setting of the annual operating budgets which govern the ongoing operation and maintenance of the energy storage systems. Both of these activities significantly impact the revenue, expenses, and resulting residual returns or losses that will accrue to the investors of the SPE and require approval by both Stem and the other third-party investor. Stem, the non-managing member of the SPE, shares power through its rights to (i) agree on SPE purchases of energy storage systems in the master purchase agreement, and (ii) approve the annual operating budgets in the operating and maintenance agreement. The other investor shares power through its rights as the managing member in the SPE. As a result, power is shared with the other investors in the SPE who are not considered related parties (including de facto agency relationships) of the Company. Investments in such SPEs are accounted for under the equity method of accounting and are recorded within other noncurrent assets on the consolidated balance sheets. The Company's maximum loss exposure from these entities is limited to the aggregate carrying amount of its equity method investments. As of December 31, 2024, the Company had not provided, and is not required to provide, financial support through a liquidity arrangement or otherwise, to its SPEs, including circumstances in which it could be exposed to further losses (e.g., cash shortfalls). The Company's cumulative share of the earnings/(losses) in SPV II, SPV III and SPV IV was immaterial for the year ended December 31, 2024, $0.1 million for the year ended December 31, 2023, and immaterial for the year ended December 31, 2022.

Copec

During March 2020, the Company entered into a joint venture agreement with *Compania de Petroleos de Chile Copec S.A.* ("Copec"), a leading wholesaler and distributor of petroleum products, that supplies fuel, lubricants, and other retail services such as carwash and foods through its series of service stations (the "JV Agreement"). The Company operates more than 650 service stations in Chile and more than 2,500 through different subsidiaries companies around South America, Central America, and the United States.

The purpose of the JV Agreement is to form an entity with equity contributions from both Stem and Copec to explore and develop business opportunities within the commercial and industrial space, including utilities and grid operators, in Latin America with the focus of providing intelligent energy storage solutions that leverage advanced software analytics and controls (principally through the Athena Platform developed by Stem) (the "JV Entity"). Stem's technology and expertise will be combined with the strength of Copec's scale, distribution network, energy knowledge and other expertise areas to develop business in certain territories as defined in the JV Agreement.

The JV Entity is a VIE and the Company holds a variable interest in the JV Entity. However, the Company does not have the power to direct activities that most significantly impact the economics of the JV Entity and, as such, is not the primary beneficiary. Accordingly, the Company does not consolidate the JV Entity. The Company has concluded that it has the ability to exercise significant influence over the JV Entity, and accounts for the investment using the equity method.

The following table summarizes additional information about the Company's equity method investments, SPV II, SPV III, SPV IV and Copec:

	SPV II	SPV III	SPV IV	COPEC
Date formed	January 23, 2015	June 7, 2016	June 30, 2017	March 24, 2020
Initial ownership %	49 %	50 %	50 %	49 %
Stem's interest	100% of Class A shares	100% of Class B shares	100% of Class B shares	100% of Class A shares
Initial distributions:				
Class A	10% (Stem)	80% (Stem — 50%)	97.5 %	To be determined
Class B	90 %	20% (Stem — 100%)	2.5% (Stem)	N/A

As of December 31, 2024 and 2023, the Company's investment in its unconsolidated SPEs, recorded within other noncurrent assets on the consolidated balance sheets, was as follows (in thousands):

	December 31,	
	2024	2023
Investment in SPV II	$ —	$ —
Investment in SPV III	388	390
Investment in SPV IV	361	372
Copec	1,428	1,312
Other equity method investments	72	20
Total equity method investments	$ 2,249	$ 2,094

As discussed in Note 2 — *Summary of Significant Accounting Policies*, the Company accounts for the legal sales of the energy storage systems to the SPEs as a financing obligation. This is because the Company has significant continuing involvement in the generation of cash flows of the energy storage systems and continue to be legally responsible under the host customer contract. Accordingly, in addition to the equity method investment, the Company has the following financing obligations associated with energy storage systems legally sold to the unconsolidated SPEs (in thousands):

	December 31,	
	2024	2023
Financing obligation, current portion	$ 16,521	$ 14,835
Financing obligation, noncurrent	$ 41,627	$ 52,010

Interest expense related to the financing obligations was $4.4 million, $5.6 million, and $6.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

As a result of being the accounting owner of energy storage systems sold to the SPEs and retaining the obligation to provide energy optimization services to host customers, the Company records the carrying value of energy storage system assets and obligations under the customer host contracts on its consolidated balance sheet. These balances were as follows as of December 31, 2024 and 2023 (in thousands):

	December 31,	
	2024	2023
Energy storage systems, net	$ 53,824	$ 67,719
Deferred revenue, current	$ 4,500	$ 4,712
Deferred revenue, noncurrent	$ 8,340	$ 8,641
Other liabilities	$ 3,813	$ 3,480

Because the Company is the legal party responsible for providing services to the host customer and significantly involved in generating the revenue under the host customer arrangements, the Company records the revenue associated with services, and separately records payments to the VIE as debt and interest payments. Revenues recognized by the Company associated with energy storage systems legally sold to the unconsolidated SPEs were $15.5 million, $18.0 million, and $17.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. Such revenues are inclusive of incentive fees, consistent with the Company's revenue policy. Depreciation expense recognized within cost of service revenue by the Company for the energy storage systems legally sold to the unconsolidated SPEs was $11.7 million, $12.0 million and $6.8 million for the years ended December 31, 2024, 2023, and 2022, respectively.

18. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2024	2023	2022
Numerator - Basic and Diluted:			
Net loss attributable to common stockholders, basic and diluted	$ (854,014)	$ (140,413)	$ (124,054)
Denominator:			
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	161,442,542	155,583,957	153,413,743
Net loss per share attributable to common stockholders, basic and diluted	$ (5.29)	$ (0.90)	$ (0.81)

The following table shows total outstanding potentially dilutive shares excluded from the computation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive:

	December 31,		
	2024	2023	2022
Outstanding 2028 Convertible Notes	10,157,181	10,157,181	15,730,390
Outstanding 2030 Convertible Notes	33,673,584	33,673,584	—
Outstanding stock options	8,552,283	9,011,616	8,243,637
Outstanding warrants	2,533	2,533	2,533
Outstanding RSUs	12,284,292	11,159,272	6,719,490
Total	64,669,873	64,004,186	30,696,050

19. INCOME TAXES

The components of loss before provision for income taxes for the years ended December 31, 2024, 2023, and 2022 are as follows (in thousands):

	December 31,		
	2024	2023	2022
Domestic	$ (852,576)	$ (138,934)	$ (137,164)
Foreign	(1,106)	(1,046)	(2,051)
Loss before (provision for) benefit from income taxes	$ (853,682)	$ (139,980)	$ (139,215)

Due to the Company's net losses, the Company did not record a provision for federal income taxes during the years ended December 31, 2024, 2023 and 2022, respectively. The Company continues to maintain a full valuation allowance for its net U.S. federal and state deferred tax assets.

The components of the provision for income tax expense for the years ended December 31, 2024, 2023, and 2022 are as follows (in thousands):

	December 31,		
	2024	2023	2022
Current:			
Federal	$ —	$ —	$ (24)
State	200	490	184
Foreign	242	381	188
Total current	442	871	348
Deferred:			
Federal	—	(294)	(12,448)
State	—	(41)	(3,021)
Foreign	(110)	(103)	(40)
Total deferred	(110)	(438)	(15,509)
Total provision for (benefit from) income taxes	$ 332	$ 433	$ (15,161)

The effective tax rate of the Company's provision (benefit) for income taxes differs from the federal statutory rate as follows:

	December 31,		
	2024	2023	2022
Statutory rate	21.00 %	21.00 %	21.00 %
State tax	(0.02)%	(0.32)%	2.04 %
Foreign income and withholding taxes	(0.04)%	(0.36)%	(0.42)%
Non-deductible goodwill impairment	(13.42)%	— %	— %
Stock-based compensation	(0.29)%	(1.48)%	(0.51)%
Change in fair value of warrants	— %	— %	— %
Other	(0.19)%	(3.16)%	(2.26)%
Non-deductible interest expense	(0.11)%	(0.85)%	(0.96)%
Valuation allowance	(6.97)%	(15.14)%	(8.00)%
Total	(0.04)%	(0.31)%	10.89 %

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as net operating losses ("NOLs") and tax credit carryforwards.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows (in thousands):

	December 31,	
	2024	2023
Deferred tax assets:		
Net operating losses	$ 215,283	$ 134,340
Tax credits	367	367
Depreciable assets	—	37
Operating lease liabilities	3,929	2,808
Accruals and allowances	5,031	3,708
Stock-based compensation	4,274	8,088
Deferred revenue	31,154	33,894
Interest expense	4,515	2,831
Other	4,618	4,498
Total gross deferred tax assets	269,171	190,571
Less: Valuation allowance	(252,757)	(168,304)
Net deferred tax assets	16,414	22,267
Deferred tax liabilities:		
Amortization of asset retirement obligation	(650)	(675)
Intangibles	(12,047)	(18,926)
Right-of-use assets	(2,954)	(2,523)
Depreciable assets	(516)	—
Total gross deferred tax liabilities	(16,167)	(22,124)
Net deferred taxes	$ 247	$ 143

As of December 31, 2024 and 2023, the Company had federal NOL carryforwards of approximately $736.0 million and $459.8 million, respectively, and state NOL carryforwards of approximately $624.5 million and $377.6 million, respectively. Of the $736.0 million federal net operating loss, $97.0 million will begin to expire in 2029, while the remaining amount does not expire. The state NOL carryforwards will begin to expire in 2029. As of December 31, 2024 and 2023, the Company had foreign NOL carryforwards of approximately $32.2 million and $28.1 million, respectively. The foreign net operating loss carryforwards expire in 2039.

As of December 31, 2024, the Company did not have federal research and development tax credit carryforwards. As of December 31, 2023, the Company did not have federal research and development tax credit carryforwards. As of December 31, 2024 and 2023, the Company had California research and development tax credit carryforwards of $0.7 million and $0.7 million, respectively, which do not expire.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result of a history of taxable losses and uncertainties as to future profitability, the Company recorded a full valuation allowance against its deferred tax assets with exception of a foreign subsidiary which has been profitable historically. During the years ended December 31, 2024 and 2023, the Company increased its valuation allowance by $84.5 million and $27.7 million, respectively.

Utilization of the net operating loss carryforwards and tax credit forwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code Section 382, as well as similar state provisions. In general, an "ownership change," as defined by the code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Any limitation may result in expiration of all or a portion of the NOL or tax credit carryforwards before utilization. The Company performed a detailed analysis in FY2023 to determine whether an ownership change under Section 382 of the Code has previously occurred. As a result, the Company's NOLs available after the Section 382 limitation is approximately $736.0 million as of December 31, 2024.

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows (in thousands):

	2024	2023
Balance at January 1	$ 367	$ 720
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	(353)
Settlements	—	—
Balance at December 31	$ 367	$ 367

The Company expects resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained. The Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate. As of December 31, 2024, the Company does not have a liability for potential penalties or interest. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

In the normal course of business, the Company is subject to examination by taxing authorities throughout the United States of America, Canada, Germany, Japan and India. The Company is not currently under audit by the Internal Revenue Service or other foreign revenue agencies, or similar state or local authorities. The tax return years 2020 through 2024 remain open to examination by the major domestic taxing jurisdictions to which the Company is subject. Net operating losses generated on a tax return basis by the Company for calendar years 2012 through 2024 remain open to examination by the major domestic taxing jurisdictions.

20. SEGMENT INFORMATION

The Company's CODM manages the business and evaluates operating performance based on consolidated net income (loss). The Company's CODM uses consolidated net income (loss) to monitor budget versus actual results. The Company operates as one operating segment and has one reportable segment that constitutes consolidated results.

The following table sets forth the Company's segment information for revenue and significant expenses (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Revenue	$ 144,584	$ 461,515	$ 362,980
Less (add):			
Cost of revenue	155,642	457,850	329,888
Compensation expense excluding stock-based compensation	69,152	69,780	63,944
Stock-based compensation	18,471	45,109	28,661
Depreciation and amortization	15,906	18,956	20,428
Other segment expenses, net [1]	739,095	9,800	59,274
Provision for (benefit from) income taxes	332	433	(15,161)
Net loss	$ (854,014)	$ (140,413)	$ (124,054)

(1) Other segment expenses, net includes impairment of goodwill, impairment of parent company guarantees, other impairments, (gain) on extinguishment of debt, and other expense (income), net.

21. COMMITMENTS AND CONTINGENCIES

Non-cancelable Purchase Obligations

In the normal course of business, we enter into non-cancelable purchase commitments with various parties to purchase primarily software-based services. As of December 31, 2024, we had outstanding non-cancelable purchase obligations with a term of less than 12 months of $1.6 million and non-cancelable purchase obligations with a term 12 months or longer of $1.4 million.

During the year ended December 31, 2024 the Company incurred $10.0 million in termination expenses in relief of $116.0 million of prior purchase commitments with suppliers.

Contingencies

The Company is party to various legal proceedings from time to time arising in the ordinary course of its business. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss with respect to any currently pending legal proceeding is remote. However, litigation is inherently uncertain and it is not possible to definitively predict the ultimate disposition of any of these proceedings. The Company does not believe that there are any pending legal proceedings or other loss contingencies that will, either individually or in the aggregate, have a material adverse effect on the Company's consolidated financial statements.

Commitments

In June 2024, the Company recognized a $2.5 million operating lease liability and a corresponding operating lease right-of-use ("ROU") asset, which are included in the consolidated balance sheets as of December 31, 2024. The operating lease liability and operating lease ROU asset correspond to 6,508 square feet of leased office in San Francisco, California. As of the commencement date of the lease, the remaining lease term was 65 months. The lease agreement contemplates options to extend the non-cancelable lease term, which have been determined to be not reasonably certain to be exercised. Base rent is approximately $54,200 per month with escalating payments. Upon entering into this new lease, the Company subleased an existing office space which led to a right-of-use asset impairment of $2.1 million in June 2024.

In September 2024, the Company recognized a $1.7 million operating lease liability and a corresponding operating lease right-of use asset, which are included in the consolidated balance sheets as of December 31, 2024, consisting of 24,102 square feet of leased office in Longmont, Colorado. As of the commencement date of the lease, the remaining lease term was 77 months and base rent is approximately $30,100 per month with escalating payments over the lease term.

In November 2024, the Company recognized a $1.3 million operating lease liability and a corresponding operating lease right-of use asset, which are included in the consolidated balance sheets as of December 31, 2024, consisting of 13,608 square feet of leased office in Bloomfield, Colorado. Monthly rent will begin in the third quarter of fiscal year 2025 and begins at approximately $27,200 with escalating payments over the lease term. The lease will terminate in the third quarter of 2030.

Non-Income Related Taxes

During 2023, the Company was selected for sales and use tax examination by the state of California and determined that it was not appropriately charging certain customers sales tax and remitting the applicable amounts to the taxing authority for certain revenue arrangements from 2018 through 2022. The Company determined it was probable that it would be subject to sales tax liabilities plus applicable interest in certain states, principally California, and estimated a probable tax liability of $5.6 million. The California sales and use tax examination is ongoing and the Company is awaiting final ruling on its sales tax administration process and clarity on the required settlement amount. The Company accrued this amount included in general and administrative expense in the consolidated statement of operations. Management considered qualitative and quantitative factors and concluded the out of period adjustment is immaterial to 2023 and each of the applicable periods.

22. EMPLOYER RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan covering all eligible employees. Participants may elect to defer a percentage of their compensation ranging from 1% to 100%, up to the maximum allowable by law by making contributions to the plan. The Company may match, at its discretion, the employee contributions according to the terms of the plan. During the years ended December 31, 2024, 2023 and 2022, the company made matching contributions of $2.2 million, $2.2 million and $0.6 million to the plan, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures ("Disclosure Controls") within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our Disclosure Controls are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our Disclosure Controls are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

Based on management's evaluation (under the supervision and with the participation of our CEO and our CFO) of the effectiveness of the design and operation of our Disclosure Controls, as of December 31, 2024, our CEO and CFO have concluded that our Disclosure Controls were effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report which is included in Item 9A.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) under the Exchange Act) that occurred during the quarterly period ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Internal Controls

Our management, including the CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Furthermore, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in business conditions or deterioration in the degree of compliance with policies or procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Stem, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Stem, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 4, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

March 4, 2025

ITEM 9B. OTHER INFORMATION

(b) Trading Plans

None of our Section 16 officers or directors entered into any contract, instruction or written plan for the sale or purchase of our securities during the fourth quarter of 2024 intended to satisfy the affirmative defense conditions of Rule 10b5-1(c). No Section 16 officer or director adopted or terminated any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K promulgated under the Exchange Act) during the fourth quarter of 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See Part I, Item I, "Business —Information About Our Executive Officers" of this Report for information regarding our executive officers. Information concerning our Securities Trading Policy will be included in the 2025 Proxy Statement under the caption "Corporate Governance—Other Corporate Governance Practices and Policies—Insider Trading Policy." A copy of our Insider Trading Policy is filed as Exhibit 19 to this Form 10-K. Such information is incorporated herein by reference. The other information required for this Item will be included in the 2025 Proxy Statement, including under the headings "Corporate Governance" and "Delinquent Section 16(a) Reports," if applicable, and is incorporated by reference.

We maintain a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. Our Code of Business Conduct and Ethics is published on our website at investors.stem.com/governance. We intend to disclose on our website future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of the code granted to executive officers and directors, in accordance with SEC rules.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item will be included in the 2025 Proxy Statement, including under the headings "Executive Compensation," "Executive Compensation Tables," "Director Compensation," "Compensation Committee Interlocks," and "Report of the Compensation Committee," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item will be included in the 2025 Proxy Statement, including under the headings "Equity Compensation Plan Information," "Certain Information About Our Common Stock," and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item will be included in the 2025 Proxy Statement, including under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance," and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this Item will be included in the 2025 Proxy Statement, including under the heading "Ratification of Independent Auditor Selection," and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements: The financial statements filed as part of this Report are listed on the index to financial statements on page 58.

(2) Financial Schedules: All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included.

(b) Exhibits. The exhibits listed on the Exhibit Index are included, or incorporated by reference, in this Report.

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation, dated April 28, 2021 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 4, 2021).
3.2	Amended and Restated Bylaws, dated October 27, 2022 (incorporated by reference to Exhibit 3 to the Current Report on Form 8-K filed on October 31, 2022).
4.1	Indenture dated as of November 22, 2021, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Stem's Current Report on Form 8-K filed on November 22, 2021).
4.2	Form of 0.50% Convertible Senior Note due 2028 (included in Exhibit 4.1).
4.3	Indenture dated as of April 3, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on April 3, 2023).
4.4	Form of 4.25% Convertible Senior Note due 2030 (included in Exhibit 4.3).
4.5	Description of the Registrant's Securities (incorporated by reference to Exhibit 4.3 to Stem's Annual Report on Form 10-K filed on February 28, 2022).
10.1	Form of Confirmation for 2028 Capped Call Transactions (incorporated by reference to Exhibit 10.1 to Stem's Current Report on Form 8-K filed on November 22, 2021).
10.2	Purchase Agreement dated as of November 17, 2021, between the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.2 to Stem's Current Report on Form 8-K filed on November 22, 2021).
10.3	Form of Confirmation for 2030 Capped Call Transactions (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed on April 3, 2023).
10.4†	Stem, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Stem's Annual Report on Form 10-K filed on February 28, 2022).
10.5†	Form of Stock Option Agreement under the Stem, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Stem's Annual Report on Form 10-K filed on February 28, 2022).
10.6†	Stem, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Stem's Registration Statement on Form S-8 filed on July 2, 2021)
10.7†	Form of Stock Option Agreement under the Stem, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Stem's Annual Report on Form 10-K filed on February 29, 2024)
10.8†	Global Restricted Stock Unit Award Agreement under the Stem, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Stem's Annual Report on Form 10-K filed on February 29, 2024)
10.9	Investor Rights Agreement dated April 28, 2021, by and among the Company and certain of its stockholders (incorporated by reference to Exhibit 10.3 of the Company Current Report on Form 8-K filed on May 4, 2021)
10.10††	Framework BESS Sale and Purchase Agreement, dated as of August 17, 2021, by and between Tesla, Inc. and Stem, Inc. (Incorporated by reference to Exhibit 10.1 to Stem's Quarterly Report on Form 10-Q filed on August 5, 2021)
10.11††	First Amended and Restated Master Supply Agreement for Purchase and Sale of Energy Storage Systems, dated as of February 28, 2020, by and between Sungrow USA Corporation, Sungrow Samsung SDI Energy Storage Power Supply Co., Ltd. and Stem, Inc. (incorporated by reference to Exhibit 10.3 to Stem's Quarterly Report on Form 10-Q filed on August 5, 2022).

10.12††	First Amended and Restated Master Supply Agreement for Purchase and Sale of Energy Storage Equipment, dated as of September 14, 2022, by and between Powin Energy Corporation and Stem, Inc. (incorporated by reference to Exhibit 10.2 to Stem's Quarterly Report on Form 10-Q filed on November 4, 2023).
10.13†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to Stem's Annual Report on Form 10-K filed on February 28, 2022).
10.14†	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.11 to Stem's Annual Report on Form 10-K filed on February 28, 2022).
10.15†	Stem, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed on May 29, 2024.
10.16†	Form of Stock Option Agreement under the Stem, Inc. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Stem's Quarterly Report on Form 10-Q filed on August 6, 2024).
10.17†	Form of Stock Option Agreement under the Stem, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Stem's Quarterly Report on Form 10-Q filed on August 6, 2024).
10.18†	Form of Stock Option Agreement under the Stem, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Stem's Quarterly Report on Form 10-Q filed on August 6, 2024).
10.19†	Separation and Release of Claims Agreement dated September 21, 2024, by and between the Company and Prakesh Patel (incorporated by reference to Exhibit 10.1 to Stem's Quarterly Report on Form 10-Q filed on October 30, 2024).
10.20*†	Executive Employment Agreement dated September 16, 2024 by and between the Company and David Buzby.
19*	Stem, Inc. Insider Trading Policy
21*	Subsidiaries of the Registrant.
23*	Consent of Independent Registered Public Accounting Firm.
24*	Powers of Attorney.
31.1*	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Stem, Inc. Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

† Management or compensatory plan or arrangement

†† Information in this exhibit (indicated by brackets) has been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025
STEM, INC.

By: /s/ Spencer Doran Hole

Spencer Doran Hole
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title
* Arun Narayanan	Chief Executive Officer (Principal Executive Officer)
/s/ Spencer Doran Hole Spencer Doran Hole	Chief Financial Officer (Principal Financial Officer)
/s/ Rahul Shukla Rahul Shukla	Chief Accounting Officer (Principal Accounting Officer)
* David Buzby	Chairman of the Board
* Adam E. Daley	Director
* Anil Tammineedi	Director
* Laura D'Andrea Tyson	Director
* Ira Birns	Director
/s/ Saul R. Laureles * By Saul R. Laureles, Attorney-in-Fact	March 4, 2025



4 Embarcadero Center, Suite 710, San Francisco, California 94111

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 4, 2025

To our Stockholders:

Stem, Inc. (the "Company") will hold its 2025 Annual Meeting of Stockholders (the "Annual Meeting") on Wednesday, June 4, 2025, beginning at 9:00 a.m. Pacific Time. The Annual Meeting will be a virtual meeting conducted exclusively online via live audio webcast at *www.virtualshareholdermeeting.com/STEM2025*. The Annual Meeting will be held for the following purposes, as more fully described in the accompanying proxy statement (the "Proxy Statement"):

(1) to elect the two Class I director nominees named in the Proxy Statement to serve until the 2028 Annual Meeting of Stockholders and until their successors are duly elected and qualified ("Proposal 1");

(2) to approve an amendment and restatement of the Stem, Inc. 2024 Equity Incentive Plan to increase the number of shares available for issuance by 7,500,000 shares and to extend the plan term ("Proposal 2");

(3) to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("Proposal 3");

(4) to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 ("Proposal 4");

(5) to approve an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock at a reverse stock split ratio ranging from 10:1 to 20:1, inclusive ("Proposal 5");

(6) to approve an amendment to our Certificate of Incorporation to effect a reduction in the total number of authorized shares of our common stock as illustrated in the table under the caption "Relationship Between the Reverse Stock Split Ratio and the Authorized Shares Reduction" (which is conditioned on approval and implementation of Proposal 5) ("Proposal 6");

(7) to approve an adjournment of the Annual Meeting, if necessary or appropriate, to solicit additional proxies ("Proposal 7"); and

(8) to transact any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our Board of Directors (the "Board") has fixed April 11, 2025 as the record date. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

Instructions for accessing the virtual Annual Meeting are provided in the Proxy Statement. We believe that holding the Annual Meeting online via a live audio webcast expands stockholder access, improves communications, and lowers our costs while reducing the environmental impact of the meeting. Stockholders will be able to listen to the Annual Meeting live online, submit questions and vote their shares virtually.

By Order of the Board,

Saul R. Laureles

Saul R. Laureles
Chief Legal Officer and Corporate Secretary

San Francisco, California
April 23, 2025

Whether or not you expect to participate in the virtual Annual Meeting, please vote as promptly as possible in order to ensure your representation at the Annual Meeting. You may vote online or, if you requested printed copies of the proxy materials, by telephone or by using the proxy card or voting instruction form provided with the printed proxy materials.



PROXY OVERVIEW

ANNUAL MEETING OF STOCKHOLDERS
To Be Held on Wednesday, June 4, 2025



"Thank you for being a Stem stockholder. No matter how large or small your holdings, your vote is important to us. We encourage you to vote in accordance with the Boards' recommendations." —Arun Narayanan, CEO

Voting Roadmap

Voting Items	Board's Voting Recommendation	More Information Beginning on Page
1. **Election of two Class I director nominees to serve 3-year terms**	**FOR** (each nominee)	7
• *Krishna Shivram*		
• *Laura D'Andrea Tyson*		
2. **Approval of an amendment and restatement of the Stem, Inc. 2024 Equity Incentive Plan**	**FOR**	16
3. **Non-binding, advisory approval of the compensation of our named executive officers**	**FOR**	28
4. **Ratification of Deloitte & Touche as our independent auditor for 2025**	**FOR**	29
5. **Approval of a reverse stock split of our common stock**	**FOR**	33
6. **Approval of a reduction in the number of authorized shares of our common stock**	**FOR**	39
7. **Approval of an adjournment of the Annual Meeting, if necessary or appropriate, to solicit additional proxies**	**FOR**	41

[This page intentionally left blank]

TABLE OF CONTENTS

LEGAL MATTERS

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Stockholders to Be Held on June 4, 2025. The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024 are available at *www.proxyvote.com*.

Forward-Looking Statements. The Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the Proxy Statement are forward-looking statements, including statements about the Company's Board of Directors, corporate governance practices, executive compensation program, equity compensation utilization, and environment, social, and governance initiatives. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that could cause our actual results or outcomes to differ materially from the forward-looking statements expressed or implied in the Proxy Statement. Such risks, uncertainties, and other factors include those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events, or otherwise, except as required by law.

Website References. Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the Proxy Statement.

Use of Trademarks. Trademarks of Stem, Inc. include Stem, Athena® a registered-trademark, and Athena's trademarked applications include "Analyzer™," "Supervisor™," "Explorer™," and "PowerBidder™." Other names and brands may be claimed as the property of others.

Company References. Unless the context otherwise requires, references in the Proxy Statement to "Stem," "we," "us," "our," or the "Company" refer to Stem, Inc. and its consolidated subsidiaries. The Company was originally known as Star Peak Energy Transition Corp. ("STPK"). On April 28, 2021, we merged with an affiliate of STPK (the "Merger").



4 Embarcadero Center, Suite 710, San Francisco, California 94111

PROXY STATEMENT

FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND VOTING

What Is the Purpose of These Proxy Materials?

We are making these proxy materials available to you in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at our 2025 Annual Meeting of Stockholders (the "Annual Meeting"), to be held virtually on June 4, 2025 at 9:00 a.m. Pacific Time, or at any other time following adjournment or postponement thereof. You are invited to participate in the Annual Meeting and to vote on the proposals described in this Proxy Statement. The proxy materials are expected to be first made available to our stockholders on or about April 23, 2025.

Why Did I Receive a Notice of Internet Availability?

Pursuant to SEC rules, we are furnishing the proxy materials to our stockholders primarily via the Internet instead of mailing printed copies. This process allows us to expedite our stockholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials, and reduce the environmental impact of our Annual Meeting. If you received a Notice of Internet Availability of Proxy Materials (the "Notice"), you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the Annual Meeting via the Internet, how to request a printed set of proxy materials, and how to vote your shares.

Why Are We Holding a Virtual Annual Meeting?

We have adopted a virtual meeting format for the Annual Meeting to provide a consistent experience to all stockholders regardless of geographic location. We believe this expands stockholder access, improves communications, and lowers our costs, while reducing the environmental impact of the meeting. In structuring our virtual Annual Meeting, our goal is to enhance rather than constrain stockholder participation in the meeting, and we have designed the meeting to provide stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

Who Can Vote?

Only stockholders of record at the close of business on April 11, 2025 (the "Record Date") are entitled to notice of the Annual Meeting and to vote on the proposals described in this Proxy Statement. At the close of business on the Record Date, 166,358,775 shares of our common stock were issued and outstanding.

What Is the Difference between Holding Shares of Common Stock as a Registered Stockholder and as a Beneficial Owner?

Registered Stockholder: Shares Registered in Your Name

If your shares of common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered to be, with respect to those shares of common stock, the registered stockholder, and these proxy materials are being sent directly to you by us.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary, or Custodian

If your shares of common stock are held by a broker, fiduciary, or custodian, you are considered the beneficial owner of shares of common stock held in "street name," and these proxy materials are being forwarded to you from that broker, fiduciary, or custodian.

How Can I Participate in the Virtual Annual Meeting?

Only stockholders of record and beneficial owners of shares of our common stock as of the close of business on April 11, 2025, the Record Date, may attend and participate in the virtual Annual Meeting, including to vote and ask questions. Because the Annual Meeting is solely virtual, you will not be able to attend the Annual Meeting physically in person.

If you are the beneficial owner of shares held of record (i.e. in "street name") by a broker, bank, or other nominee, you will receive voting instructions from your broker, bank, or other nominee. If your voting instruction form or Notice indicates that you may vote those shares through *www.proxyvote.com*, then you may access, participate in and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

If you are the stockholder of record, you may vote and ask questions at the meeting by logging on to the meeting website at *www.virtualshareholdermeeting.com/STEM2025*, enter the control number found on your proxy card or Notice, and follow the instructions on the website.

We will endeavor to answer as many stockholder-submitted questions as time permits that comply with the Annual Meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

The meeting webcast will begin promptly at 9:00 a.m. Pacific Time. Online check-in will begin approximately 15 minutes before then. We encourage you to allow ample time for check-in procedures. If you experience technical difficulties during the check-in process or during the meeting, please call the number listed on the meeting website for technical support. Additional information regarding the rules and procedures for participating in the Annual Meeting will be set forth in our meeting rules of conduct, which stockholders can view during the meeting at the meeting website.

What Am I Voting on?

The proposals to be voted on at the Annual Meeting are as follows:

(1) to elect the two Class I director nominees named in the Proxy Statement to serve until the 2028 Annual Meeting of Stockholders and until their successors are duly elected and qualified ("Proposal 1");

(2) to approve an amendment and restatement of the Stem, Inc. 2024 Equity Incentive Plan to increase the number of shares available for issuance by 7,500,000 shares and to extend the plan term ("Proposal 2");

(3) to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("Proposal 3");

(4) to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 ("Proposal 4");

(5)   to approve an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock at a reverse stock split ratio ranging from 10:1 to 20:1, inclusive ("Proposal 5");

(6)   to approve an amendment to our Certificate of Incorporation to effect a reduction in the total number of authorized shares of our common stock as illustrated in the table under the caption "Relationship Between the Reverse Stock Split Ratio and the Authorized Shares Reduction" (which is conditioned on approval and implementation of Proposal 5) ("Proposal 6");

(7)   to approve an adjournment of the Annual Meeting, if necessary or appropriate, to solicit additional proxies ("Proposal 7"); and

(8)   to transact any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

How Does the Board Recommend That I Vote?

The Board recommends that you vote your shares "**FOR**" each director nominee in Proposal 1 and "**FOR**" Proposals 2 through 7.

What If Another Matter Is Properly Brought before the Annual Meeting?

As of the date of filing this Proxy Statement, the Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named as proxies in the proxy card to vote on such matters in accordance with their best judgment.

How Many Votes Do I Have?

Each share of common stock is entitled to one vote on each proposal to be voted on at the Annual Meeting.

What Does It Mean If I Receive More Than One Set of Proxy Materials?

If you receive more than one set of proxy materials, your shares may be registered in more than one name or held in different accounts. Please cast your vote with respect to each set of proxy materials that you receive to ensure that all of your shares are voted.

How Do I Vote?

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder, you may vote your shares online during the virtual Annual Meeting (see "How Can I Participate in the Virtual Annual Meeting?" above) or by proxy in advance of the Annual Meeting by Internet at *www.proxyvote.com* or, if you requested paper copies of the proxy materials, by completing and mailing a proxy card or by telephone at 1-800-690-6903. Even if you plan to attend the Annual Meeting, we recommend that you also submit your vote as early as possible in advance so that your vote will be counted if you later decide not to, or are unable to, virtually attend the Annual Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary, or Custodian

If you are the beneficial owner, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to instruct your broker, bank, or other nominee how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank, or other nominee. You may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

What Happens If I Do Not Vote?

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder and do not vote in one of the ways described above, your shares will not be voted at the Annual Meeting and will not be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary, or Custodian

If you are the beneficial owner and do not direct your broker, fiduciary, or custodian how to vote your shares, your broker, fiduciary, or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary, or custodian is not entitled to vote your shares with respect to "non-routine" proposals, which we refer to as a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, fiduciary, or custodian how to vote your shares on all proposals to ensure that your vote is counted.

What If I Sign and Return a Proxy Card or Otherwise Vote but Do Not Indicate Specific Choices?

Registered Stockholder: Shares Registered in Your Name

The shares represented by each signed and returned proxy will be voted at the Annual Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Board. Your shares will be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary, or Custodian

If you are the beneficial owner and sign and return your voting instruction form without giving specific instructions, your broker, fiduciary, or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary, or custodian is not entitled to vote your shares with respect to "non-routine" proposals, resulting in a broker non-vote with respect to such proposals.

Can I Change My Vote after I Submit My Proxy?

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder, you may revoke your proxy at any time before the final vote at the Annual Meeting in any one of the following ways:

(1) you may complete and submit a new proxy card, but it must bear a later date than the original proxy card;

(2) you may submit new proxy instructions via telephone or the Internet;

(3) you may send a timely written notice that you are revoking your proxy to our Corporate Secretary at the address set forth on the first page of this Proxy Statement; or

(4) you may vote by attending the Annual Meeting virtually. However, your virtual attendance at the Annual Meeting will not, by itself, revoke your proxy.

Your last submitted vote is the one that will be counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary, or Custodian

If you are the beneficial owner, you must follow the instructions you receive from your broker, fiduciary, or custodian with respect to changing your vote.

What Is the Quorum Requirement?

The holders of a majority of the shares of common stock outstanding and entitled to vote at the Annual Meeting must be present at the Annual Meeting, either virtually or represented by proxy, to constitute a quorum. A quorum is required to transact business at the Annual Meeting.

Your shares will be counted toward the quorum only if you submit a valid proxy (or a valid proxy is submitted on your behalf by your broker, fiduciary, or custodian) or if you attend the Annual Meeting virtually and vote. Abstentions and broker non-votes will be counted toward the quorum requirement. If there is no quorum, the chairman of the Annual Meeting or the holders of a majority of shares of common stock virtually present at the Annual Meeting, either personally or by proxy, may adjourn the Annual Meeting to another time or date.

How Many Votes Are Required to Approve Each Proposal and How Are Votes Counted?

Votes will be counted by a representative of Mediant, who has been appointed as the independent Inspector of Elections for the Annual Meeting.

Proposal 1: Election of Directors

A nominee will be elected as a director at the Annual Meeting if the nominee receives a plurality of the votes cast "FOR" their election. "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as directors. Broker non-votes, if any, and votes that are withheld will not be counted as votes cast on the proposal and will have no effect on the outcome of the election. Stockholders do not have cumulative voting rights for the election of directors.

Proposal 2: Approval of an Amendment and Restatement of the Stem, Inc. 2024 Equity Incentive Plan

The affirmative vote of at least a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the approval of an amendment and restatement of the Stem, Inc. 2024 Equity Incentive Plan. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

Proposal 3: Non-binding, Advisory Approval of Named Executive Officer Compensation

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the non-binding, advisory approval of named executive officer compensation. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

Proposal 4: Ratification of Independent Auditor Selection

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2025. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

Proposal 5: Approval of a Reverse Stock Split

The affirmative vote of a majority of the votes cast is required for the approval of the reverse stock split. Abstentions and broker non-votes, if any, will not be counted as votes cast on the proposal and will have no effect on the outcome of this proposal.

Proposal 6: Approval of a Reduction in the Number of Authorized Shares of Common Stock

The affirmative vote of a majority of the votes cast is required for the approval of the authorized share reduction. Abstentions and broker non-votes, if any, will not be counted as votes cast on the proposal and will have no effect on the outcome of this proposal.

Proposal 7: Approval of an Adjournment of the Annual Meeting

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the approval of the adjournment of the Annual Meeting. Abstentions will have the same effect as a vote "against" the proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.

Who Is Paying for This Proxy Solicitation?

We will pay the costs associated with the solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials. We have retained D.F. King & Co., Inc. and its affiliate to assist in the solicitation of proxies for a fee estimated at $5,250 plus reasonable expenses. Our employees, officers, and directors may solicit proxies in person or via telephone or the Internet. We will not pay additional compensation for any of these services. We may also reimburse brokers, fiduciaries, or custodians for the cost of forwarding proxy materials to beneficial owners of shares of common stock held in "street name."

How Can I Find out the Voting Results?

We expect to announce preliminary voting results at the Annual Meeting. We will disclose final voting results in a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board is currently divided into three classes, with members of each class holding office for staggered three-year terms.

There are currently two Class I directors who are up for election at the Annual Meeting to serve for terms expiring at the 2028 Annual Meeting of Stockholders; three Class II directors, whose terms expire at the 2026 Annual Meeting of Stockholders; and two Class III directors, whose terms expire at the 2027 Annual Meeting of Stockholders, in all cases until their successors have been duly elected and qualified or until the earlier of their resignation or removal.

Our Board has nominated Krishna Shivram and Laura D'Andrea Tyson for election as Class I directors. Mr. Shivram was appointed to the Board in March 2025. Dr. Tyson was most recently elected by stockholders at the 2022 Annual Meeting of Stockholders. Each has indicated that they are willing and able to serve as directors. However, if either of them becomes unable or, for good cause, unwilling to serve, proxies may be voted for the election of such other person as will be designated by our Board, or the Board may decrease the size of the Board.

Information Regarding Director Nominees and Continuing Directors

Biographical and other information regarding our director nominees and directors continuing in office, including the primary skills and experiences considered by our Nominating, Governance and Sustainability Committee (the "Nominating Committee") in determining to recommend them as nominees, is set forth below.

Name	Class	Age (as of April 23, 2025)	Position
David Buzby [2]	III	65	Independent Chairman of the Board
Ira Birns [1]	II	62	Independent Director
Adam E. Daley [1, 2]	II	48	Independent Director
Vasudevan (Vasu) Guruswamy [3]	III	64	Independent Director
Krishna Shivram [2]	I	62	Independent Director
Anil Tammineedi [2, 3]	II	48	Independent Director
Laura D'Andrea Tyson [1, 3]	I	77	Independent Director

[1] Member of the Audit Committee.
[2] Member of the Compensation Committee.
[3] Member of the Nominating Committee.

Class I Director Nominees



Krishna Shivram

INDEPENDENT DIRECTOR

MEMBER, COMPENSATION COMMITTEE

PROFILE

Mr. Shivram has served as a member of our Board since March 2025.

Mr. Shivram is qualified to serve as a director due to his extensive experience as a public company director, as well as in senior leadership positions at public companies, and in corporate finance, capital structure management, and mergers and acquisitions.

CAREER HIGHLIGHTS

Managing Partner at Veritec Capital Partners, a private capital firm, *2023 – present*
General Partner at Lavni Ventures India, a venture capital firm, *2021 – present*
General Partner at Lavni Ventures USA, a venture capital firm, *2020 – present*
Chief Executive Officer at Sentinel Energy Services Inc. (formerly, Nasdaq: STNL), a former special purpose acquisition company, *2017 – 2020*
Interim Chief Executive Officer at Weatherford International plc (Nasdaq: WFRD), a leading global energy services company

- Interim Chief Executive Officer, *2016 – 2017*
- Executive Vice-President and Chief Financial Officer, *2013 – 2016*

Vice-President and Treasurer at SLB (formerly Schlumberger Limited) (NYSE: SLB), a global technology company

- Vice-President and Treasurer, *2011 – 2013*
- Head, M&A, *2009 – 2011*

OTHER COMPANY BOARDS

Public Companies:

Allison Transmission Holdings, Inc. (NYSE: ALSN), a leading designer and manufacturer of propulsion solutions, *2022 – present*
Ranger Energy Services, Inc. (NYSE: RNGR), a provider of onshore high specification well service rigs, wireline services, and additional processing solutions, *2017 – present*
Superior Energy Services (formerly, NYSE: SPN), a global oilfield products and services company, *2021 – 2024*
Sentinel Energy Services Inc. (formerly, Nasdaq: STNL), a former special purpose acquisition company, *2017 – 2023*

EDUCATION

Bachelor of Commerce, Mumbai University
Chartered Accountancy Degree, Institute of Chartered Accountants of India



LAURA D'ANDREA TYSON

INDEPENDENT DIRECTOR

CHAIR, NOMINATING COMMITTEE
MEMBER, AUDIT COMMITTEE

PROFILE

Dr. Tyson has been a member of our Board since the closing of our IPO in April 2021. Dr. Tyson is qualified to serve as a director due to her extensive experience in public company board and governance, technology and energy industries, economics and public policy, advisory in various business and political arenas, and her accomplishment at the highest levels of government service.

Dr. Tyson was a member of President Clinton's cabinet from 1993 to 1996 and was the first woman to serve in the positions of Chair of the President's Council of Economic Advisors, from 1993 to 1995, and Director of the White House National Economic Council, from 1995 to 1996.

She is a regular opinion columnist for Project Syndicate, an international media group that publishes on its website and in numerous print publications around the world.

Dr. Tyson has held numerous advisory roles, such as Senior Advisor to the Rock Creek Group since 2009 and to APAX Partners since 2021. She is a Senior External Advisor to the McKinsey Global Institute and an Advisory Board member at the Morgan Stanley Institute for Sustainable Investing. Dr. Tyson was a member of the *Commission d'experts sur les grands dèfis èconomiques* for French

CAREER HIGHLIGHTS

University of California, Berkeley

- **Distinguished Professor of the Graduate School and Professor Emeritus of the Haas School of Business**, *2016 – present*

- **Faculty Director and Interim Faculty Director of the Haas School's Institute for Business and Social Impact**, *2013 – 2020*

- **Ex-Officio Board Member, Haas School of Business**, *2020 – present*

- **Interim Dean of the Haas School of Business**, *July 2018 – December 2018*

- **Professor of Business Administration and Economics at the Haas School of Business**, *1992 – 2016*

- **Dean of the Haas School of Business**, *1998 – 2001*

- **Chair of the Board of Trustees and a Steering Committee Member of the Blum Center for Developing Economies**, *2006 – present*

- **Dean of the London Business School, University of London**, *2002 – 2006*

OTHER COMPANY BOARDS

Public Companies:

- **Silver Springs Networks, Inc. (formerly NYSE: SSNI),** a smart grid company, *2009 – 2018*

- **AT&T Inc. (NYSE: T),** a telecommunications company, *1999 – 2020*

- **CBRE Group, Inc. (NYSE: CBRE),** a real estate company, *2010 – 2022*

- **Morgan Stanley (NYSE: MS),** an investment bank, *1997 – 2016*

President Emmanuel Macron from 2020-2021. She has served as an advisory board member of Generation Investment Management since 2005, and Angeleno Group since 2019. She is the co-chair of the California Governor's Council of Economic Advisors. Other government roles include membership on the US President's Council of Advisors on Science and Technology (Semiconductor Working Group) from 2016 to 2017, US Department of State Foreign Affairs Policy Board (2011 to 2013); President Obama's Council on Jobs from 2011 to 2013, and the US President's Economic Recovery Advisory Board from 2009 to 2011.

EDUCATION
BA, Economics, Smith College
Ph.D., Economics, Massachusetts Institute of Technology

Required Vote

A nominee will be elected as a director at the Annual Meeting if the nominee receives a plurality of the votes cast "FOR" their election. "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as directors. ***Broker non-votes, if any, will not be counted as votes cast on this proposal and will have no effect on the outcome of the election.***

Recommendation of the Board

The Board recommends a vote "FOR" the election of each Class I director nominee set forth above.

Class II Directors Continuing in Office



IRA BIRNS

INDEPENDENT DIRECTOR

CHAIR, AUDIT COMMITTEE

PROFILE

Mr. Birns has served as a member of our Board since November 2023.

Mr. Birns is qualified to serve as a director due to his extensive experience in management, finance, and accounting, as well as his significant experience in M&A, capital markets, investor relations, and in the energy sector, including renewable fuels and power.

CAREER HIGHLIGHTS

Executive Vice President & Chief Financial Officer at World Kinect Corp. (f/k/a World Fuel Services Corporation) (NYSE: WKC), a management company that provides energy procurement and related services to commercial and industrial customers in the aviation, marine and land transportation industries, *2007 – present*

Vice President – Treasurer at Arrow Electronics, Inc. (NYSE: ARW), a global provider of technology products, services, and solutions to technology manufacturers and service providers.

- Vice President and Treasurer, *2002 – 2007*
- Treasurer, *1996 – 2002*
- Assistant Treasurer, *1989 – 1996*

EDUCATION

BBA Public Accounting, Hofstra University
Certified Public Accountant
Certified Treasury Professional



ADAM E. DALEY

INDEPENDENT DIRECTOR

MEMBER, AUDIT COMMITTEE AND COMPENSATION COMMITTEE

PROFILE

Mr. Daley has served as a member of our Board since the closing of our IPO in April 2021, and was a member of the STPK board of directors from 2020 until our IPO.

Mr. Daley is qualified to serve as a director due to his broad transactional experience in the energy, energy infrastructure, and renewables sectors, his strong strategic focus and his financial expertise, all of which enable him to make valuable contributions to Stem's financial and strategic planning and industry competitiveness.

CAREER HIGHLIGHTS

Co-Founder & Managing Partner at Elda River Capital Management, LLC, a real assets investment firm focusing on energy transition and infrastructure opportunities, *2024 – present*

Partner, Co-Head of Magnetar's Energy & Infrastructure Group, and Member of the Management Committee and Investment Committee at Magnetar Capital LLC, a leading alternative investment management firm, *2005 – 2024*

Investment Banker at Global Corporate & Investment Bank of Citigroup (NYSE: C), an investment bank, *1999 – 2005*

OTHER COMPANY BOARDS

Public Companies:

Star Peak Corp. II (formerly NYSE: STPC), merged with Benson Hill, a sustainable food technology company, *January 2021 – September 2021*

Private Companies:

PosiGen, PBC, a residential solar and energy efficiency company, *2021 – present*

Vesper Energy Development LLC, a developer and operator of utility-scale renewable energy and energy storage assets, *2020 – present*

Double Eagle Energy III, LLC, an energy exploration, development, and production company, *2018 – present*

DoublePoint Energy, LLC, a developer of energy assets, *2018 – present*

MC Tumbleweed Royalty, LLC, an exploration development and production company, *2020 – present*

EDUCATION

BS, Finance, with High Honors from the University of Illinois



ANIL TAMMINEEDI

INDEPENDENT DIRECTOR

CHAIR, COMPENSATION COMMITTEE
MEMBER, NOMINATING COMMITTEE

PROFILE

Mr. Tammineedi has served as member of our Board since the closing of our IPO in April 2021, and was a member of the Legacy Stem board of directors from 2019 until our IPO.

Mr. Tammineedi is qualified to serve as a director due to his extensive experience in the technology sector and with high-growth and clean energy companies, and as a director on the boards of other companies, as well as his financial expertise.

CAREER HIGHLIGHTS

Partner at the Angeleno Group, LLC, a leading global investment firm, focused on high-growth clean energy and climate solutions companies, where he has been leading investments across a number of sectors, including sustainable mobility, energy storage, resource efficiency, and smart infrastructure, *2008 – present*

Senior Faculty Advisor and Lecturer on Impact Investing and Entrepreneurship at UCLA Anderson School of Management, *2019 – present*

Various product development and management roles at Broadcom, Inc. (Nasdaq: AVGO), a semiconductor company, focused on semiconductors targeting communications, mobile, and power management applications, *1997 – 2006*

OTHER COMPANY BOARDS

Public Companies:

None

Private Companies:

Fictiv *(observer)*, a digital manufacturing software platform for customer manufacturing mechanical parts, *2022 – present*
Locana, a geospatial location and mapping company focused on enterprise GIS products and services, *2016 – 2023*
Patriot Environmental Services, Inc., an environmental services company specializing in wastewater, emergency response and industrial services, *2016 – 2022*

EDUCATION

MBA, UCLA Anderson School of Management
MS, Electrical and Computer Engineering, Iowa State University
Kauffman Fellow

Class III Directors Continuing in Office



DAVID BUZBY

INDEPENDENT CHAIRMAN OF THE BOARD

MEMBER, COMPENSATION COMMITTEE

PROFILE

Mr. Buzby has served as a member of our Board since the closing of our IPO in April 2021, and served on the Legacy Stem board of directors from April 2010 until our IPO. In April 2021, he was appointed Chairman of our Board. He served as Interim CEO and Executive Chair of our Board from September and August 2024, respectively, to January 2025.

Mr. Buzby is qualified to serve as a director due to his extensive experience in the climate transition sector and as a director on the boards of other public companies.

CAREER HIGHLIGHTS

Chairman of Wondrall Group Ltd., a UK-based developer of integrated software and hardware systems designed to reduce energy costs and create net-zero homes, *2023 – present*

Interim CEO and Executive Chair of Stem (NYSE: STEM), *September 2024 – January 2025*

Investment Advisory Committee Member at the PRIME Coalition, a 501(c) (3) charity focused on accelerating climate technology, *2016 – 2022*

Founding Investor and CEO of Bright Plain Renewable Energy, LLC, a company focused on the acquisition and management of solar projects, *2011 – 2016*

Founding Investor & Director of SunRun Inc. (Nasdaq: RUN), North America's leading residential solar energy company, *2008 – 2012*

Founding Investor, Chairman and CEO of SunEdison, Inc. (formerly NYSE: SUNE), until its sale in 2009. North America's leading commercial and utility scale solar energy company, *2004 – 2009*

Founding Investor & Director of Valueclick, Inc. (formerly Nasdaq: CNVR), an online marketing company, *1998 – 2014*

Founding Investor, Director & Chief Financial Officer of Best Internet, a shared server web hosting company, *1995 – 1999*

OTHER COMPANY BOARDS

Public Companies:

Spring Valley Acquisition Corp. II (Nasdaq: SVIIU), a special purpose acquisition company focused on sustainability, *2022 – present*
Climate Transition Capital Acquisition (AEX: CTCA 1), a special purpose acquisition company, *2021 – 2023*

Private Companies:

Leading Edge Equipment Technologies, a developer of solar panel technology, *2017 – 2023*
Cambrian Innovation Inc., a provider of wastewater treatment and resource recovery solutions, *2016 – 2020*

EDUCATION

BA, Middlebury College
MBA, Harvard Business School

Vasudevan (Vasu) Guruswamy

INDEPENDENT DIRECTOR

MEMBER, NOMINATING COMMITTEE



PROFILE

Mr. Guruswamy has served as a member of our Board since March 2025.

Mr. Guruswamy is qualified to serve as a director due to his extensive experience in the energy, digital technology, and software industries, including as global VP of Software Services for a global energy technology company.

CAREER HIGHLIGHTS

Co-Founder and General Partner at Lavni Ventures USA and India, a venture capital firm, *2019 – present*

Venture Partner at CSL Capital Management, an investment firm

- Venture Partner, *2020 – present*
- Managing Director, *2018 – 2020*

Vice-President, Services, at SLB (formerly Schlumberger Limited) (NYSE: SLB), a global technology company

- Vice President, Services, *2011 – 2017*
- Various technical and operational roles, *1984 – 2010*

OTHER COMPANY BOARDS

Public Companies:

None

Private Companies:

FlytBase, an enterprise drone autonomy software platform,
2020 – present
Redlist, a field asset management software platform, *2020 – present*

EDUCATION

M.S. in Chemical Engineering, Rensselaer Polytechnic Institute, Troy, NY
B.Tech. in Chemical Engineering, Indian Institute of Technology, Madras

PROPOSAL 2: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF

THE STEM, INC. 2024 EQUITY INCENTIVE PLAN

Executive Summary

The Company's stockholders previously approved the Stem, Inc. 2024 Equity Incentive Plan (referred to for purposes of this Proposal 2 as the "Plan") on May 29, 2024 (the "Original Effective Date"), under which employees, directors, and consultants may be granted equity-based incentive awards. At the Annual Meeting, stockholders will be asked to approve an amendment and restatement of the Plan, which was approved by the Board on February 13, 2025 (the "2025 Restatement").

The 2025 Restatement would increase the number of shares of Stem's common stock that may be issued under the Plan by 7,500,000 shares (the "Additional Shares"), less the number of shares subject to awards granted after March 31, 2025 and prior to the effective date of the 2025 Restatement (the "Effective Date"). The Company believes that this increase is advisable in order to ensure that the Company has an adequate number of shares available in connection with its incentive compensation programs.

The 2025 Restatement would also extend the term of the Plan through the tenth anniversary of the Effective Date.

The text of the Plan, as proposed to be amended by the 2025 Restatement, appears at the end of this Proxy as Appendix A. The following description of the 2025 Restatement is a summary only and should be read in conjunction with the full text of the 2025 Restatement.

Reasons for the Proposal

The Board unanimously recommends that the Company's stockholders approve the 2025 Restatement. The Company's ability to grant an appropriate number of equity-based awards continues to be crucial in helping the Company compete more effectively for key employee talent. It is in the long-term interest of the Company and its stockholders to strengthen the ability to attract, motivate, and retain officers, directors, employees, advisors and consultants, and to provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits, and strengthen the mutuality of interest between those persons and the Company's stockholders.

If the 2025 Restatement is not approved, the number of shares currently available under the Plan is not projected to be sufficient to cover all of our future equity compensation needs. Thus, if the 2025 Restatement is not approved, we may not be able to provide persons eligible for awards who are presently providing services to the Company with compensation packages that are necessary to retain and motivate these individuals. In addition, if the 2025 Restatement is not approved, we may not be able to provide potential new hires with compensation packages necessary to attract them.

Material Differences From the Plan

The Additional Shares

The 2025 Restatement would add 7,500,000 shares to the reserve available for future grants. This increased share reserve would allow the Company to continue to grant a variety of equity-based compensation alternatives in structuring compensation arrangements for our key talent, including officers, directors, employees, advisors and consultants, and to attract potential new service providers through competitive compensation packages.

Our stock plan is a critical tool for motivating and retaining key talent both at the executive level and further down in the organization. Five-Hundred-sixteen (516) of our 556 employees on March 31, 2025 held outstanding equity awards (i.e., 92.8% participation), and we made equity grants to 77% of our employees during 2024. If the Additional Shares are not approved then we will not be able to make competitive equity awards after 2025 and we would risk losing key talent at various employee levels who are critical to executing our turnaround plan.

Under the existing share reserve, as of March 31, 2025, there were approximately 15,786,108 shares subject to outstanding equity awards under the Plan, and approximately 5,574,979 shares available for future grants under the Plan.

Key Data

When approving the 2025 Restatement, the Board considered the "burn rate" with respect to the equity awards granted by the Company, as well as the Company's "fully-diluted overhang." The burn rate is equal to the total number of equity awards the Company granted in a fiscal year, divided by the weighted average common stock outstanding during the year. Fully-diluted overhang is equal to the total number of equity awards outstanding plus the total number of shares available for grant under the Company's equity plans, divided by the sum of the total number of equity awards outstanding plus the total number of shares available for grant under the Company's equity plans plus total common stock outstanding.

The Company's three-year average burn rate for the last three fiscal years was approximately 6.4% (which consisted of 4.5% in 2022, 5.8% in 2023, and 8.9% in 2024).

	2022	2023	2024 (1)
Stock options granted	1,255,490	1,291,349	1,410,261
Time-based restricted stock units (RSUs) granted	5,708,586	7,744,552	12,957,864
Performance-based restricted stock units (PSUs) earned (2)	0	0	0
Total shares utilized	6,964,076	9,035,901	14,368,125
Basic weighted average common shares outstanding	153,413,743	155,583,957	161,442,542
Total shares utilized as a % of basic weighted average common shares outstanding	4.5%	5.8%	8.9%
Three-year average total shares utilized as a % of basic weighted average common shares outstanding (3)	6.4%		

(1) 2024 includes 2,968,135 shares granted in lieu of cash to pay earned bonuses for 2023 performance. Our 2024 share utilization from the equity compensation program unrelated to the 2023 bonus program was 11,399,990 shares, which was 7.1% of our weighted average common shares outstanding.

(2) No performance-based equity was earned during 2022-2024. In 2023, we granted 210,527 PSUs to our former CEO, John Carrington with rigorous stock price milestone goals. All of these PSUs have been forfeited in connection with his separation from the Company.

(3) If the 2,968,135 shares granted in lieu of cash to pay earned bonuses for 2023 performance are excluded, our 3-year average share utilization would have been 5.8%.

The Company's fully-diluted overhang as of March 31, 2025 was 11.4%. If the 2025 Restatement is approved, the Company's overhang would increase to 14.8%.

The table below shows the stock awards that were outstanding under Plan as of March 31, 2025.

Total shares underlying outstanding options	4,377,879
Weighted average exercise price of outstanding options	$ 6.14
Weighted average remaining term of outstanding options	5.6 years
Total shares underlying outstanding unvested RSUs ...	11,408,229
Total shares underlying outstanding unvested PSUs, assuming target performance	0
Total shares available for grant	5,574,979
Total common shares outstanding	166,172,052

While the Company recognizes the significant motivational and performance benefits that may be achieved from granting equity awards, Stem is also mindful of the potential dilutive effect of such awards and the Company's responsibility to our shareholders. The Board believes that the Additional Shares represent a reasonable amount of potential equity dilution and would allow the Company to continue granting equity awards, which is an important component of the Company's overall compensation plan. The number of Additional Shares was determined in part based on our average burn rate over the last three years and is needed to allow the Company to make equity-based grants during the remainder of 2025 and in 2026 (and potentially in 2027, depending on various factors including our award forfeiture rate). We anticipated at the time of our 2024 share request that the total stock plan pool at the time would last for two years, but our share price decreased significantly which contributed to a greater-than-anticipated number of shares granted through March 31, 2025, and we also needed to use additional shares to make new-hire grants to key senior executive hires including our CEO and our CFO.

Promotion of Good Corporate Governance Practices

The 2025 Restatement provides for the following:

- stock options and stock appreciation rights ("SARs") may not have a term in excess of ten (10) years and may not be granted at a discount to the fair market value of our common stock on the grant date;

- no repricing of stock options and SARs and no cash buyout of underwater awards without the approval of stockholders (subject to limited and standard exceptions in the event of certain equitable adjustments);

- no liberal recycling of any award types;

- no annual "evergreen" provision that automatically increases the number of shares available for issuance, instead, stockholder approval is required for any increases in the share reserve;

- no excise tax gross-ups;

- annual limits on equity and cash compensation that may be awarded to non-employee directors (subject to certain exceptions);

- one-year minimum vesting periods on all award types (subject to only limited exceptions);

- no automatic vesting of awards upon a change in control and no liberal change in control definition;

- robust transfer restrictions;

- no dividend or dividend equivalent payments with respect to stock options and SARs;

- dividend or dividend equivalent payments for awards other than stock options and SARs will be paid only at the time(s) the vesting requirement(s) of the underlying award are satisfied; and

- all awards under the 2025 Restatement, including time-based and performance-based awards, are subject to the Company's clawback policy (as further described in the CD&A section of this proxy statement), and all are subject to clawback in accordance with an additional recoupment provision in the 2025 Restatement that is also triggered by an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the securities laws.

Plan Summary

The following summary of the material terms of the 2025 Restatement is qualified in its entirety by reference to the complete text of the 2025 Restatement, which is set forth in Appendix A. Stockholders are encouraged to read the text of the 2025 Restatement in its entirety.

Purpose

The 2025 Restatement is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates and provide a means by which the eligible award recipients may benefit from increases in the value of our common stock.

Administration

The Board has the authority to administer the 2025 Restatement, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the 2025 Restatement and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the 2025 Restatement and awards, including the ability to correct any defect, omission or inconsistency in the 2025 Restatement or any award document; (iii) settle all controversies regarding the 2025 Restatement and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) suspend or terminate the 2025 Restatement at any time, including to impose a "blackout" or other periods during which awards may not be exercised or settled; (vi) amend the 2025 Restatement; (vii) submit any amendment to the 2025 Restatement for stockholder approval; (viii) approve forms of award documents for use under the 2025 Restatement and amend the terms of any one or more outstanding awards; (ix) generally exercise such powers and perform such acts as the Board may deem necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the 2025 Restatement or any award documents; and (x) adopt procedures and sub-plans as are necessary or appropriate.

The Board may delegate some or all administration of the 2025 Restatement to a committee consisting solely of two or more non-employee directors and/or to an officer in accordance with the provisions of and subject to the terms set forth in the 2025 Restatement. All determinations, interpretations and constructions made by the Board (or another authorized committee or officer exercising powers delegated by the Board) in good faith will be final, binding and conclusive on all persons.

Eligible Participants

Awards may be granted to employees, including officers, directors and certain consultants of the Company and its affiliates. As of March 31, 2025, approximately 504 employees and seven non-employee directors were eligible to participate in the Plan. Options intending to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") may only be granted to employees of the Company or any qualifying Company subsidiary.

Available Shares

Subject to adjustment for certain dilutive or related events and as described below, if approved by stockholders, the aggregate number of shares of common stock that will be available for issuance under the 2025

Restatement, or the Share Reserve, will be as of the Effective Date will be 13,074,979 (which is the sum of the 5,574,979 shares remaining available for grant under the Plan as of March 31, 2025 plus the Additional Shares), less one share for every one share granted under the Plan after March 31, 2025 and prior to the Effective Date. In addition, the Share Reserve may be increased by any shares of common stock subject to outstanding awards under the 2019 Plan that, on or after the Original Effective Date, cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares of common stock).

The Share Reserve will not be reduced if an award or any portion thereof (i) expires, is cancelled or forfeited or otherwise terminates without all of the shares covered by such award having been issued or (ii) is settled in cash. If any shares of common stock under an award are forfeited back to, reacquired at no cost by, or repurchased at cost by the Company because of the failure to meet a contingency or condition required to vest such shares in the participant, such shares will revert to and again be made available for issuance under the 2025 Restatement. Notwithstanding the foregoing, the following shares of common stock will not be recredited to the Share Reserve: (x) shares of common stock not issued or delivered as a result of the net settlement of an outstanding stock award, (y) shares of common stock used to pay the exercise price or withholding taxes related to any outstanding stock award, or (z) shares of common stock reacquired by the Company with the amount received upon exercise of an option.

The aggregate number of shares of common stock that may be issued on the exercise of ISOs is 13,074,979.

Shares issued under the 2025 Restatement may consist of authorized by unissued or reacquired common stock of the Company, including shares repurchased by the Company on the open market or otherwise or shares classified as treasury shares.

Non-Employee Director Compensation Limit

The maximum number of shares of common stock subject to awards granted during a single fiscal year to any non-employee director, together with any cash fees paid to such non-employee director during such fiscal year in respect of such non-employee director's service as a member of the Board during such fiscal year, will not exceed a total value of $600,000 (calculating the value of any awards based on the grant date fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto) ("ASC Topic 718")). Notwithstanding the foregoing, the Board may provide, in its discretion, for exceptions to this limit for a non-employee director, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Termination and Amendment

The Board may amend the 2025 Restatement as it deems necessary or advisable. To the extent required by applicable law or listing requirements, the Company will seek stockholder approval of any amendment of the 2025 Restatement that materially (A) increases the number of shares available for issuance under the 2025 Restatement, (B) expands the class of individuals eligible to receive awards, (C) increases the benefits accruing to participants under the 2025 Restatement, (D) reduces the price at which shares of common stock may be issued or purchased under the 2025 Restatement, (E) extends the term of the 2025 Restatement, or (F) expands the types of awards available for issuance under the 2025 Restatement. Except as otherwise provided in the 2025 Restatement or an award document, no amendment of the 2025 Restatement may materially impair a participant's rights under an outstanding award without the participant's written consent. The Board or the Compensation Committee of the Board may suspend or terminate the 2025 Restatement at any time. The 2025 Restatement will automatically terminate on the tenth anniversary of the Effective Date, provided, however, that ISOs may not be granted more than ten (10) years after the later of (i) April 19, 2024 (which is the original date of approval of the Plan by the Board) and (ii) the adoption by the Board of any amendment to the 2025

Restatement that constitutes the adoption of a new plan for purposes of Section 422 of the Code. No awards may be granted under the 2025 Restatement while the 2025 Restatement is suspended or terminated.

Awards

The 2025 Restatement authorizes the Board to grant awards to eligible participants, any of which may be subject to the achievement of performance goals, in the form of incentive and nonstatutory stock options, SARs, restricted stock, and RSUs.

Stock Options

A stock option may be granted as an ISO or a stock option which is not intended qualify as an ISO (a "nonstatutory stock option"). The option exercise price may not be less than the fair market value of the stock subject to the option on the date of grant (or, with respect to ISOs, may not be less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate, who we refer to herein as a "Ten Percent Stockholder"), unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A and, if applicable, Section 424(a) of the Code. Options will not be exercisable after the expiration of ten years from the date of grant (or after five years, in the case of an ISO issued to a Ten Percent Stockholder).

Each award agreement will set forth the number of shares subject to each option. The purchase price of any shares acquired pursuant to an option may be payable either by cash, check, bank draft, money order, or, as determined by the Board in its sole discretion, by any combination of: net exercise (but only if the option is a nonstatutory stock option), through an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under the option, the delivery of previously owned shares, and any other form of legal consideration that may be acceptable to the Board. The vesting schedule applicable to any option, including any performance goals, will be as set forth in the award agreement.

Stock Appreciation Rights

A SAR is a right that entitles the participant to receive upon exercise, in cash, shares of stock or a combination thereof, as determined by the Board, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by the Board on the date of grant. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted, unless the SAR was granted pursuant to an assumption of or substitution for another option in a manner satisfying the provisions of Section 409A of the Code. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR and the vesting schedule applicable thereto, including any performance goals.

Provisions Applicable to Both Stock Options and Stock Appreciation Rights

Transferability. The Board may, in its sole discretion, impose limitations on the transferability of options and SARs. Unless the Board provides otherwise, an option or SAR will not be transferable except by will or the laws of descent and distribution and will be exercisable during the lifetime of a participant only by such participant. The Board may permit transfer of an option or SAR in a manner not prohibited by applicable law, except an option or SAR may never be transferred to a third-party financial institution for value. Subject to approval by the Board, an option or SAR may be transferred pursuant to the terms of a domestic relations order or similar instrument and participants may designate a beneficiary who following the participant's death will be entitled to exercise the option or SAR.

Termination of Service. Except as otherwise provided in an applicable award document or other agreement between a participant and the Company, upon a participant's termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three months following the termination date or, if earlier, until the expiration of the original term of such award. Upon a participant's termination due to a participant's disability, unless otherwise provided in an applicable award or other agreement, the participant may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of 12 months following the termination date or, if earlier, until the expiration of the original term of such award. Upon a termination due to a participant's death, unless otherwise provided in an applicable award or other agreement, the participant's estate may exercise the option or SAR (to the extent such award was exercisable as of the termination date) for a period of 18 months following the date of death or, if earlier, until the expiration of the original term of such award. Unless provided otherwise in an award or other agreement, if a participant is terminated for cause, such participant's option or SAR will terminate on the date the event giving rise to the termination for cause first occurred and the participant will not be permitted to exercise such award.

No Dividends or Dividend Equivalents. No options or SARs may provide for the payment of dividends or dividend equivalents thereon.

No Repricing. Options and SARs may not be modified to reduce the exercise price thereof nor may (i) a new option, SAR or other award at a lower price be substituted or exchanged for a surrendered option or SAR, (ii) any option or SAR with an exercise price that exceeds the fair market value of a share be exchanged for a new option, SAR, cash or other consideration (other than in connection with a change in control), or (iii) any action be taken that would be considered a "repricing" of an option or SAR under the applicable listing standards of the national securities exchange on which the Company's common stock is listed, unless such action is approved by the stockholders of the Company and otherwise as permitted in the event of certain equitable adjustments.

Restricted Stock and Restricted Stock Units

Restricted shares are awards of shares, the grant, issuance, retention, vesting or transferability of which is subject to such conditions (including continued employment or the satisfaction of performance goals, or both) and terms as the Board deems appropriate. RSUs are awards denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment and/or the satisfaction of performance goals) and terms as the Board deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, and transferability. No dividends or dividend equivalents shall be paid or settled with respect to such awards unless and until, and then only to the extent that, the underlying award vests.

Performance Goals

The Board, the Compensation Committee of the Board, or an authorized officer, as the case may be, may establish performance criteria, performance period, and level of achievement versus such criteria that will determine the number of shares or units to be granted, retained, vested, issued, or issuable under or in settlement of or the amount payable pursuant to an award. The Board, the Compensation Committee of the Board, or an authorized officer, as the case may be, also retains the discretion to define the manner of calculating the performance criteria it selects.

In determining the outcome of a performance goal or performance-based vesting award, the Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management,

(g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j), unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to common stock, (m) any business interruption event, (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

Minimum Vesting Requirements

Stock awards granted under the 2025 Restatement may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant except (i) with respect to an award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by participants of the acquired business and (ii) with respect to an award granted to a non-employee director that vests on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting; provided, that (x) up to 5% of the Share Reserve may be issued pursuant to awards that are subject to vesting periods of less than one year, and (y) provided, further, that the foregoing restriction does not apply to the Board's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or a change in control, in the terms of the award or otherwise.

Adjustments of and Changes in the Stock

In the event of any change in the capitalization of the Company, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the 2025 Restatement; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding stock awards. The Board will make such adjustments, and its determination will be final, binding and conclusive. Unless provided otherwise in an award or other agreement, in the event of a dissolution or liquidation of the Company, all outstanding stock awards (other than stock awards consisting of vested and outstanding shares of Company common stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to the Company's repurchase rights or subject to forfeiture may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such stock award is providing continuous service; provided, however, that the Board may, in its sole discretion, provide that some or all stock awards will become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent not already expired or terminated) before the dissolution or liquidation is completed but contingent upon its completion.

In the event of a Change in Control (as defined in the 2025 Restatement), the Board will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Change in Control:

- arrange for the surviving corporation or acquiring corporation (or the parent company thereof) to assume or continue the award or to substitute a similar award for the award;

- arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the parent company thereof);

- accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by the Board (or, if the Board will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

- arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the award;

- cancel, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such consideration (in cash, property, securities or a combination thereof), if any, as the Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award; and

- cancel, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment equal to the excess, if any, of (A) the value in the Change in Control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise; provided, that the Board may cancel and terminate without payment any option or SAR with an exercise price equal to or in excess of the value of the shares of common stock subject to such option or SAR determined as of immediately prior to the Change in Control.

The Board need not take the same action with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by the Board at the time of a Change in Control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary thereof, unless such successor corporation does not agree to assume or substitute the award, in which case the vesting of such award will accelerate (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.

An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the award agreement for such award or as may be provided in any other written agreement with the participant, but in the absence of such provision, no such acceleration will occur.

U.S. Federal Income Tax Consequences

The following discussion of the federal income tax consequences of the 2025 Restatement is intended to be a summary of applicable U.S. federal law as currently in effect. The discussion is intended solely for general information purposes and does not make specific representations to any participant. The discussion does not address state, local, or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. A participant's particular situation may be such that some variation of the basic rules is applicable to them. In addition, the federal income tax laws and regulations frequently have been revised and may be changed again at any time. Therefore, each participant is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the 2025 Restatement both with respect to federal income tax consequences as well as any state, local, or foreign tax consequences.

Stock Options

ISOs and nonstatutory stock options are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code and nonstatutory stock options are not intended to comply with such requirements.

An optionee generally does not recognize taxable income on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date (the "Spread Value") may, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two years following the option grant date and at least one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares will be taxed as long-term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to the exercise of an ISO before satisfying these holding periods, the optionee will recognize ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares, and any additional gain or loss recognized upon the disposition will be a capital gain or loss. The Company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, the Company will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee.

In order for an option to qualify for ISO tax treatment, the grant of the option must satisfy various other conditions more fully described in the Code. The Company does not guarantee that any option will qualify for ISO tax treatment even if the option is intended to qualify for such treatment. In the event an option intended to be an ISO fails to so qualify, it will be taxed as a nonstatutory stock option as described below.

An optionee is not taxed on the grant of a nonstatutory stock option. On exercise, the optionee recognizes ordinary income equal to the Spread Value on the date of exercise. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. The optionee's gain (or loss) on a subsequent disposition of the shares will be long-term or short-term capital gain (or loss) depending on the holding period of such shares following exercise. The Company does not receive a deduction for any such gain.

Stock Appreciation Rights

A participant is not taxed on the grant of a SAR. On exercise, the participant recognizes ordinary income equal to the Spread Value. The Company is entitled to an income tax deduction in the year of exercise in the amount recognized by the participant as ordinary income.

Restricted Stock

Participants who receive restricted stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code within 30 days of the grant date to include as ordinary income in the year the unvested shares are granted an amount equal to the excess of (a) the fair market value of those shares on the grant date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest and if the participant forfeits the shares to the Company (e.g., upon the participant's termination prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election. The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units

Participants who receive RSUs do not recognize income at the time of the grant. When the RSUs vest, participants generally recognize ordinary income in an amount equal to the fair market value of the stock, cash, or other consideration received in settlement of the RSUs, and the Company will receive a corresponding income tax deduction.

Company Deduction and Section 162(m)

Section 162(m) of the Code generally limits the federal income tax deduction for compensation paid to "covered employees" (in general, the CEO, the CFO, and the three other most highly-compensated executive officers for the year at issue and any person who was part of that group for any other year beginning after December 31, 2016) to $1,000,000. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2025 Restatement will be subject to the $1,000,000 annual deduction limitation. The Board may grant awards under the 2025 Restatement or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the Company and our stockholders.

Withholding Taxes

The Company will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant who is an employee in connection with awards made under the 2025 Restatement.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECTS OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND STEM WITH RESPECT TO AWARDS UNDER THE 2025 RESTATEMENT. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Existing Plan Benefits

No awards made under the Plan prior to the date of the Annual Meeting were granted subject to stockholder approval of this Proposal 2. The following table sets forth information with respect to stock options and stock awards that have been granted to our named executive officers and the specified groups set forth below under the Plan as of March 31, 2025.

Name and Principal Position	Stock Options	Stock Awards
All Named Executive Officers		
David Buzby		
Former Interim CEO and Executive Chair of the Board	490,384	0
John Carrington		
Former CEO	0	0
Doran Hole		
Chief Financial Officer	277,778	1,277,777
Michael Carlson		
Chief Operations Officer and EVP	244,658	455,686
All executive officers as a group (7 persons)	1,012,820	1,733,463
All non-employee directors as a group (7 persons)	0	565,388
Class I Director Nominees		
Krishna Shivram	0	62,222
Laura D'Andrea Tyson	0	62,222
Director, executive officer, or nominee associates as a group	1,012,820	2,298,851
5% award holders	277,778	1,277,777
All employees (other than executive officers and non-employee directors as a group)	3,364,350	9,109,378

New Plan Benefits; Market Value of Securities

The benefits that will be awarded or paid in the future under the 2025 Restatement are not currently determinable. Such awards are within the discretion of the Board or its Compensation Committee, and neither the Board nor the Compensation Committee has determined future awards or who might receive them. Therefore, a New Plan Benefits Table is not provided. As of March 31, 2025, the closing price of a share of the Company's common stock was $0.35.

Registration With the SEC

Assuming that stockholders approve the 2025 Restatement, we intend to file with the SEC a registration statement on Form S-8 covering the Additional Shares in the second quarter of calendar year 2025.

Required Vote

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the approval of the amendment and restatement of the 2024 Equity Incentive Plan. *Abstentions will have the same effect as a vote "against" this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.*

Recommendation of the Board

The Board unanimously recommends that you vote "FOR" the approval of the amendment and restatement of the Company's 2024 Equity Incentive Plan.

PROPOSAL 3: NON-BINDING, ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Our Board is asking you to approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs"), as disclosed in this Proxy Statement. This item, which is provided pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is commonly referred to as a "say-on-pay" resolution.

This say-on-pay proposal gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our NEOs and our compensation philosophy, policies, and practices described in this Proxy Statement. Please read the "Executive Compensation" section and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the 2024 compensation of our NEOs. Our Compensation Committee believes that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our Compensation Committee, which is responsible for designing and administering our executive compensation program, will consider the outcome of this vote when making future executive compensation decisions. Unless our Board modifies its current policy on the frequency of holding say-on-pay votes, the next say-on-pay vote is expected to occur at our 2026 Annual Meeting of Stockholders.

Required Vote

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the non-binding, advisory approval of our named executive officers' compensation. ***Abstentions will have the same effect as a vote "against" this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.***

Recommendation of the Board

The Board recommends a vote "FOR" the approval, on a non-binding, advisory basis, of our named executive officers' compensation.

PROPOSAL 4: RATIFICATION OF INDEPENDENT AUDITOR SELECTION

Our Audit Committee has selected Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for the year ending December 31, 2025. In this proposal, we are asking stockholders to vote to ratify this selection. Representatives of Deloitte are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Deloitte as the Company's independent registered public accounting firm is not required by law or our Bylaws. However, we are seeking stockholder ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, our Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

Deloitte has served as our independent registered public accounting firm since August 2021, and provided services to Legacy Stem from 2018 until the Merger. The following table summarizes the audit fees billed and expected to be billed by Deloitte for the indicated fiscal years and the fees billed by Deloitte for all other services rendered during the indicated fiscal years. All services associated with such fees were pre-approved by our Audit Committee in accordance with the "Pre-Approval Policies and Procedures" described below.

Fee Category	Year Ended December 31,	
	2024	2023
Audit Fees [1]	$2,979,353	$2,979,188
Audit-Related Fees [2]	$ 32,000	—
Tax Fees [3]	—	157,500
All Other Fees [4]	1,895	1,895
Total Fees	$3,013,248	$3,138,583

[1] Consists of fees for the audit of our annual financial statements included in Annual Reports on Form 10-K, as well as reviews of quarterly financial statements included in Quarterly Reports on Form 10-Q.

[2] Consists of fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements and services provided in connection with SEC filings, including consents and comfort letters.

[3] Consists of fees for professional services for tax compliance, tax advice, and tax planning.

[4] Consists of fees for an accounting research software subscription.

Pre-Approval Policy and Procedures

Our Audit Committee has adopted procedures requiring the pre-approval of all audit and permissible non-audit services performed by our independent registered public accounting firm. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence.

These procedures generally approve the performance of specific services subject to a cost limit for all such services. This general approval is reviewed, and if necessary modified, at least annually. The Committee may pre-approve certain other audit-related or other non-audit services it believes would not impair the independence of the auditor and are consistent with SEC and Public Company Accounting Oversight Board ("PCAOB") rules on auditor independence. The Committee does not delegate its responsibility to approve services performed by our auditor to any member of management. The Committee has delegated authority to the Committee chair to pre-approve any audit or non-audit service to be provided to us by our auditor provided that the fees for such services do not exceed $150,000, (1) per each engagement or project, (2) per each additional category of services, or (3) to the extent required under such procedures, for any individual service exceeding the pre-approved budgeted fee levels for the specified service, in each case with such limit applying to each individual engagement/project, service or category of services being approved by the Committee chair and not on an aggregated or quarterly/annual basis. Any approval of services by the Committee chair pursuant to this delegated authority must be reported to the Committee at its next regularly scheduled meeting.

Required Vote

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the ratification of the selection of Deloitte as our independent registered public accounting firm for the year ending December 31, 2025. ***Abstentions will have the same effect as a vote "against" this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.***

Recommendation of the Board

The Board recommends that you vote "FOR" the ratification of the selection of Deloitte as our independent registered public accounting firm for fiscal year 2025.

PROPOSED AMENDMENTS TO THE CERTIFICATE OF INCORPORATION: PROPOSALS 5 AND 6

Background

We are asking our stockholders to approve two amendments to our Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), which the Board has approved and declared advisable, to effect:

- a reverse stock split (the "Reverse Stock Split") of all issued and outstanding shares of our common stock, at a ratio ranging from 10:1 to 20:1, inclusive ("Proposal 5"); and

- at certain Reverse Stock Split ratios, a reduction in the total number of authorized shares of our common stock (the "Authorized Shares Reduction") as illustrated in the table under the caption "Relationship Between the Reverse Stock Split Ratio and the Authorized Shares Reduction" (which is conditioned on approval and implementation of Proposal 5) ("Proposal 6").

The primary purpose of the Reverse Stock Split is to raise the per share trading price of our common stock by reducing the number of outstanding shares in order to maintain our listing on the New York Stock Exchange ("NYSE"). On August 28, 2024, we received written notice (the "Notification Letter") from NYSE notifying us that we were not in compliance with the minimum average closing price required to maintain continued listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual (the "Price Criteria Rule"). The NYSE rules provide for a cure period of six months following receipt of the Notification Letter to regain compliance, and in order to do so, on the last trading day of any calendar month during the cure period, our common stock must have had a closing share price of at least $1.00 per share and an average closing price of at least $1.00 per share over the 30-trading-day period ending on the last trading day of such month. The NYSE rules also provide for an exception to the six-month cure period if the action required to cure the Price Criteria Rule requires stockholder approval, in which case, the action needs to be approved by stockholders by no later than the Company's next annual meeting of stockholders and promptly implemented. The Price Criteria Rule will be deemed cured if our share price promptly exceeds $1.00 per share after receiving stockholder approval, and the price remains above that level for at least the following 30 trading days. On February 13, 2025, we notified the NYSE that we intend to regain compliance with the Price Criteria Rule through a reverse stock split, for which we would seek stockholder approval no later than at the Annual Meeting. As of February 28, 2025, the last day of the initial six-month cure period, our common stock traded below the required closing share price of at least $1.00 per share. As such, regardless of any subsequent increases in our share price above $1.00 per share, under NYSE rules, we are required to seek stockholder approval for and to implement a reverse stock split.

The Authorized Shares Reduction is designed to avoid what some stockholders might view as an unreasonably high number of authorized, but unissued and unreserved, shares following a Reverse Stock Split; as such, the implementation of the Authorized Shares Reduction is expressly conditioned upon the implementation of the Reverse Stock Split. If stockholders approve both Proposals 5 and 6 and the Board determines to implement the Reverse Stock Split at certain ratios, the Board will also implement the Authorized Shares Reduction. However, if stockholders approve Proposal 5 but not Proposal 6, the Board may still determine to implement the Reverse Stock Split without the Authorized Shares Reduction.

Effectiveness of Amendments

The text of the proposed form of Certificate of Amendment to our Certificate of Incorporation (the "Certificate of Amendment") is attached hereto as Appendix B. If approved by stockholders and implemented by the Board, the Reverse Stock Split and the Authorized Shares Reduction will become effective upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, or such later date as is chosen by the Board and set forth in the Certificate of Amendment (the "Effective Date"). We will publicly announce the Reverse Stock Split ratio chosen by the Board prior to the Effective Date.

No Dissenter's or Appraisal Rights

Under the Delaware General Corporation Law, stockholders are not entitled to dissenter's or appraisal rights with respect to Proposals 5 or 6, or the corresponding amendments to our Certificate of Incorporation.

Interest of Certain Persons in Matter to be Acted Upon

No officer or director has any substantial interest, direct or indirect, by security holdings or otherwise, in Proposals 5 or 6 that is not shared by all other stockholders.

PROPOSAL 5: APPROVAL OF A REVERSE STOCK SPLIT

Our stockholders are being asked to approve an amendment to our Certificate of Incorporation to effect a reverse stock split of our common stock at a reverse stock split ratio ranging from 10:1 to 20:1, inclusive.

Reasons for a Reverse Stock Split

To maintain our listing on the NYSE. As discussed above, the primary purpose of the Reverse Stock Split is to raise the per share trading price of the Company's common stock in order to maintain its listing on the NYSE. The Board believes that delisting from the NYSE would adversely affect the Company's ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade in the Company's securities, and would negatively affect the value and liquidity of the Company's common stock. Delisting may also have other negative impacts, including potential loss of employee confidence, the loss of institutional investors, or interest in business development opportunities.

To potentially improve the marketability and liquidity of our common stock. The Board believes that an increased stock price would also improve the marketability and liquidity of our common stock. For example, many brokerages, institutional investors, and funds have internal policies that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers by restricting or limiting the ability to purchase such stocks on margin. Additionally, investors may be dissuaded from purchasing stocks below certain prices because brokers' commissions, as a percentage of the total transaction value, can be higher for low-priced stocks.

To decrease the risk of market manipulation of our common stock. The Board believes that an increased stock price may reduce the risk of market manipulation of our common stock, which we believe is increased when our stock trades below $1.00 per share. By reducing market manipulation risk, we may also thereby potentially decrease the volatility of our stock price.

To provide us with flexibility with respect to our authorized common stock. A Reverse Stock Split, notwithstanding the potential implementation of an Authorized Shares Reduction, is expected to increase the number of authorized, but unissued and unreserved, shares of our common stock. These additional shares would provide flexibility to the Company for raising capital; repurchasing debt; providing equity incentives to employees, officers, directors, consultants, and advisors (including pursuant to our equity compensation plans); expanding our business through the acquisition of other businesses; and for other purposes. However, we currently do not have any specific plans, arrangements, understandings or commitments for the additional shares that would become available.

Accordingly, for these and other reasons, the Board believes that a Reverse Stock Split is in the best interests of the Company and our stockholders.

Criteria to be Used for Determining Whether to Implement a Reverse Stock Split

Proposal 5 gives the Board discretion to select a Reverse Stock Split ratio from within a range between and including 10:1 and 20:1 based on the Board's then-current assessment of the factors below, and in order to maximize Company and stockholder interests. In determining whether to implement the Reverse Stock Split, and which ratio to implement, if any, the Board may consider, among other factors:

- the historical trading price and trading volume of our common stock;

- the then-prevailing trading price and trading volume of our common stock and the expected impact of the Reverse Stock Split on the trading market in the short- and long-term;

- the continued listing requirements for our common stock on the NYSE or other applicable exchanges;

- the number of shares of common stock outstanding;

- which Reverse Stock Split ratio would result in the least administrative cost to us; and

- prevailing economic, market and industry conditions.

Certain Risks and Potential Disadvantages Associated with a Reverse Stock Split

We cannot assure stockholders that the proposed Reverse Stock Split will sufficiently increase our stock price to regain compliance with the NYSE's Price Criteria Rule or be completed before the NYSE commences delisting procedures. The effect of a Reverse Stock Split on our stock price cannot be predicted with any certainty, and the history of reverse stock splits for other companies in our industry is varied, particularly since some investors may view a reverse stock split negatively. It is possible that our stock price after a Reverse Stock Split will not increase in the same proportion as the reduction in the number of shares outstanding, causing a reduction in the Company's overall market capitalization. Furthermore, even if we implement a Reverse Stock Split, our stock price may decline due to various factors, including our future performance and general industry, and market or economic conditions. This percentage decline, as an absolute number and as a percentage of our overall market capitalization, may be greater than would occur in the absence of a Reverse Stock Split. If we continue to fail to meet any of the NYSE's listing requirements, the NYSE may suspend trading and commence delisting proceedings.

The proposed Reverse Stock Split may decrease the liquidity of our common stock and result in higher transaction costs. The liquidity of our common stock may be negatively affected by the reduced number of shares outstanding after the Reverse Stock Split, which would be exacerbated if the stock price does not increase following the split. In addition, a Reverse Stock Split would increase the number of stockholders owning "odd lots" of fewer than 100 shares, trading in which generally results in higher transaction costs. Accordingly, a Reverse Stock Split may not achieve the desired results of increasing marketability and liquidity as described above.

The implementation of a Reverse Stock Split, even with an Authorized Shares Reduction, would result in an effective increase in the authorized number of shares of common stock available for issuance, which could, under certain circumstances, have anti-takeover implications. The additional shares of common stock available for issuance could be used by the Company to oppose a hostile takeover attempt or to delay or prevent changes in control or in our management. Although the Reverse Stock Split has been prompted by business and financial considerations, and not by the threat of any hostile takeover attempt (nor is the Board currently aware of any such attempts directed at us), stockholders should be aware that approval of the Reverse Stock Split could facilitate future efforts by us to deter or prevent changes in control, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices.

Stockholders should also keep in mind that the implementation of a Reverse Stock Split does not have an effect on the actual or intrinsic value of our business or a stockholder's proportional ownership interest (subject to the treatment of fractional shares). However, should the overall value of our common stock decline after a Reverse Stock Split, then the actual or intrinsic value of shares held by stockholders will also proportionately decrease as a result of the overall decline in value.

Effects of a Reverse Stock Split

As of the Effective Date:

- each 10 to 20 shares of our common stock outstanding (depending on the Reverse Stock Split ratio selected by the Board) will be combined, automatically and without any action on the part of the Company or its stockholders, into one new share of our common stock;

- no fractional shares of common stock will be issued; instead, stockholders who would otherwise receive a fractional share will receive cash in lieu of the fractional share (as detailed below);

- proportionate adjustments will be made to the number of shares issuable upon the exercise or vesting of all then-outstanding stock options, warrants, and restricted stock units, which will result in a proportional decrease in the number of shares of common stock reserved for issuance upon exercise or vesting of such stock options, warrants, and restricted stock units, and, in the case of stock options, a proportional increase in the exercise price of all such stock options;

- the number of shares of common stock then reserved for issuance under our equity compensation plans will be reduced proportionately;

- the number of shares of common stock then reserved for issuance pursuant to the Company's 2028 Convertible Notes and 2028 Capped Call Options, and 2030 Convertible Notes and 2030 Capped Call Options (together, the "Convertible Notes" and "Capped Call Options") will be reduced proportionately, and the conversion price of our Convertible Notes and strike price of our Capped Call Options will be increased proportionately; and

- if the Authorized Shares Reduction is also approved, at certain Reverse Stock Split ratios, the total number of authorized shares of common stock will be reduced from 500 million to a range between 250 million and 333 million, as shown in the table below (otherwise, the total number of authorized shares of common stock will remain at 500 million).

The following tables summarize, for illustrative purposes only, the anticipated effects of a Reverse Stock Split on our shares available for issuance based on information as of March 31, 2025 (unless otherwise noted below) and without giving effect to the treatment of fractional shares.

Assuming Both Proposals 5 and 6 Are Approved by Stockholders and Implemented by the Board

Status	Number of Shares of Common Stock Authorized	Number of Shares of Common Stock Issued and Outstanding	Number of Shares of Common Stock Reserved for Future Issuance	Number of Shares of Common Stock Authorized but Unissued and Unreserved	Hypothetical Initial Market Value of Shares of Common Stock Authorized but Unissued and Unreserved*
Pre-Reverse Stock Split	500,000,000	166,172,052	75,165,122	258,662,826	$ 90,531,989
Post-Reverse Stock Split 10:1**	500,000,000	16,617,205	7,516,512	475,866,283	$1,665,531,989
Post-Reverse Stock Split 15:1	333,333,333	11,078,137	5,011,008	317,244,188	$1,665,531,989
Post-Reverse Stock Split 20:1	250,000,000	8,308,603	3,758,256	237,933,141	$1,665,531,989

* Based on a hypothetical post-split stock price calculated by multiplying the closing stock price of our common stock on March 31, 2025 ($0.35) by the split ratio.

** At a Reverse Stock Split ratio of 10:1, there would be no reduction in the number of authorized shares.

Assuming Proposal 5 (but not Proposal 6) Is Approved by Stockholders and Implemented by the Board

Status	Number of Shares of Common Stock Authorized	Number of Shares of Common Stock Issued and Outstanding	Number of Shares of Common Stock Reserved for Future Issuance	Number of Shares of Common Stock Authorized but Unissued and Unreserved	Hypothetical Initial Market Value of Shares of Common Stock Authorized but Unissued and Unreserved*
Pre-Reverse Stock Split	500,000,000	166,172,052	75,165,122	258,662,826	$ 90,531,989
Post-Reverse Stock Split 10:1	500,000,000	16,617,205	7,516,512	475,866,283	$1,665,531,989
Post-Reverse Stock Split 15:1	500,000,000	11,078,137	5,011,008	483,910,855	$2,540,531,989
Post-Reverse Stock Split 20:1	500,000,000	8,308,603	3,758,256	487,933,141	$3,415,531,989

* Based on a hypothetical post-split stock price calculated by multiplying the closing stock price on March 31, 2025 ($0.35) by the split ratio.

A Reverse Stock Split would affect all stockholders uniformly. As of the Effective Date, each stockholder would own a reduced number of shares of common stock. Percentage ownership interests, voting rights and other rights and preferences would not be affected, except to the extent that the Reverse Stock Split would result in fractional shares (as described below).

A Reverse Stock Split would not affect the registration of our common stock under Section 12(b) of the Exchange Act, and we would continue to be subject to the periodic reporting and other requirements of the Exchange Act. Barring delisting by the NYSE, our common stock would continue to be listed on the NYSE under the symbol "STEM," but would have a new Committee on Uniform Securities Identification Procedures (CUSIP) number after the Effective Date.

Cash Payment In Lieu of Fractional Shares

The Company will not issue any fractional shares of common stock as a result of the Reverse Stock Split. In lieu of any fractional shares to which a stockholder of record would otherwise be entitled, the Company will pay cash (without interest and subject to withholding taxes, as applicable) equal to such fraction multiplied by the closing price of our common stock on the NYSE on the first business day immediately preceding the Effective Date (as adjusted in good faith by the Company to account for the Reverse Stock Split ratio). After the Effective Date, a stockholder otherwise entitled to a fractional interest will not have any voting, dividend, or other rights with respect to such fractional interest, except to receive such cash payment.

Additionally, under the escheat laws of the various jurisdictions where stockholders may reside, where the Company is domiciled, or where the cash payment may be deposited, sums due for fractional interests that are not timely claimed after the Effective Date may be required to be paid to the designated agent for such jurisdiction, unless correspondence has been received by us or the transfer agent concerning ownership of such funds within the specified time period. Thereafter, stockholders otherwise entitled to receive such payments would need to seek them directly from the state to which they were paid.

As of March 31, 2025, there were 87 common stockholders of record. After the Effective Date, stockholders owning less than a whole share will no longer be stockholders. We do not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

Procedure for Effecting a Reverse Stock Split

Beneficial holders of common stock. Stockholders who hold their shares through a bank, broker or other nominee will be treated in the same manner as registered stockholders (who hold their shares in their names). Banks, brokers, and other nominees will be instructed to effect the Reverse Stock Split for beneficial owners of such shares. However, banks, brokers or other nominees may implement different procedures than those to be followed by registered stockholders for processing the Reverse Stock Split, particularly with respect to the treatment of fractional shares. Stockholders whose shares of common stock are held in the name of a bank, broker or other nominee are encouraged to contact their bank, broker or other nominee with any questions regarding the procedures for implementing the Reverse Stock Split with respect to their shares.

Registered holders of common stock. Registered stockholders hold shares electronically in book-entry form under the direct registration system (*i.e.*, do not have stock certificates evidencing their share ownership but instead have a statement reflecting the number of shares registered in their accounts) and, as a result, do not need to take any action to receive post-split shares. If they are entitled to receive post-split shares, they will automatically receive, at their address of record, a transaction statement indicating the number of post-split shares held following the Effective Date.

Material U.S. Federal Income Tax Consequences

The following is a summary of material U.S. federal income tax consequences of a Reverse Stock Split to stockholders. This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings, and judicial decisions, all as in effect on the date of this filing, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the tax consequences described below.

We have not sought and will not seek an opinion of counsel or ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary is limited to stockholders that are U.S. holders, as defined below, and that hold our common stock as a capital asset (generally, property held for investment).

This summary is for general information only and does not address all U.S. federal income tax considerations that may be applicable to a holder's particular circumstances or to holders that may be subject to special tax rules, such as, for example, brokers and dealers in securities, currencies, or commodities, banks, and financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, governmental organizations, traders in securities that elect to use a mark-to-market method of accounting for their securities, certain former citizens or long-term residents of the U.S., insurance companies, persons holding shares of our common stock as part of a hedging, integrated or conversion transaction or a straddle or persons deemed to sell shares of our common stock under the constructive sale provisions of the Code, persons that hold more than 5% of our common stock, persons that hold our common stock in an individual retirement account, 401(k) plan or similar tax-favored account, or partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate or gift tax consequences), the Medicare tax on net investment income, the alternative minimum tax or any U.S. state, local, or foreign tax consequences. This summary also does not address any U.S. federal income tax considerations relating to any other transaction other than the Reverse Stock Split.

For purposes of this summary, a "U.S. holder" means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

- An individual who is a citizen or resident of the U.S.;

- A corporation created or organized in or under laws of the U.S., any state thereof or the District of Columbia;

- An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- A trust if (1) it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity (or arrangement) classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a holder of our common stock is a partner of a partnership holding shares of our common stock, such holder should consult his or her own tax advisor.

This summary of certain U.S. federal income tax consequences is for general information only and is not tax advice. Stockholders are urged to consult their own tax advisor with respect to the application of U.S. federal income tax laws to their particular situation as well as any tax considerations arising under other U.S. federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign, or other taxing jurisdiction or under any applicable tax treaty.

The proposed Reverse Stock Split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Assuming the Reverse Stock Split qualifies as a recapitalization, except as described below with respect to cash received in lieu of a fractional share, a U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes upon the Reverse Stock Split. In the aggregate, a U.S. holder's tax basis in the common stock received pursuant to the Reverse Stock Split (excluding the portion of the tax basis that is allocable to any fractional share) will equal the U.S. holder's tax basis in its common stock surrendered in the Reverse Stock Split in exchange therefor, and the holding period of the U.S. holder's common stock received pursuant to the Reverse Stock Split will include the holding period of the common stock surrendered in the Reverse Stock Split in exchange therefor.

In general, a U.S. holder who receives a cash payment in lieu of a fractional share will recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder's tax basis of the common stock surrendered in the Reverse Stock Split that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder's holding period in its common stock surrendered in the Reverse Stock Split is more than one year as of the date of the Reverse Stock Split. The deductibility of net capital losses by individuals and corporations is subject to limitations. Depending on a stockholder's individual facts and circumstances, it is possible that cash received in lieu of a fractional share could be treated as a distribution under Section 301 of the Code, so stockholders should consult their own tax advisors as to that possibility and the resulting tax consequences to them in that event.

U.S. holders that have acquired different blocks of our common stock at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregated adjusted basis among, and the holding period of, our common stock.

Information returns generally will be required to be filed with the IRS with respect to the payment of cash in lieu of a fractional share made pursuant to the Reverse Stock Split unless such U.S. holder is an exempt recipient and timely and properly establishes with the applicable withholding agent the exemption. In addition, payments of cash in lieu of a fractional share made pursuant to the Reverse Stock Split may, under certain circumstances, be subject to backup withholding, unless a U.S. holder timely provides to the applicable withholding agent proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the U.S. holder's U.S. federal income tax liability, provided that the U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Accounting Consequences

The par value per share of our common stock will remain unchanged at $0.0001 per share following a Reverse Stock Split. As a result, as of the Effective Date, the stated capital on the Company's balance sheets attributable to common stock will be reduced proportionally based on the Reverse Stock Split ratio, and the additional paid-in capital will be credited with the amount by which the capital is reduced. The net income or loss per share of common stock will be increased as a result of the fewer shares of common stock outstanding. The Reverse Stock Split will be reflected retroactively in our consolidated financial statements.

Required Vote

The affirmative vote of a majority of the votes cast is required for the approval of the Reverse Stock Split. *Abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal.*

Recommendation of the Board

The Board recommends that you vote "FOR" the approval of the Reverse Stock Split.

PROPOSAL 6: APPROVAL OF A REDUCTION IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

In connection with the Reverse Stock Split, our stockholders also are being asked to approve an amendment to our Certificate of Incorporation to effect, at certain ratios, a reduction in the total number of authorized shares of our common stock, as illustrated in the table under the caption "Relationship Between the Reverse Stock Split Ratio and the Authorized Shares Reduction." The implementation of the Authorized Shares Reduction is contingent upon the implementation of the Reverse Stock Split.

Reasons for an Authorized Shares Reduction; Certain Risks

The implementation of a Reverse Stock Split does not require a reduction in the number of authorized shares. As described above, in the event a Reverse Stock Split is implemented, the Board desires to ensure that it strikes an appropriate balance in the post-split number of authorized but unissued and unreserved shares. In determining the appropriate reduction in authorized shares described below, the Board sought to balance relevant proxy advisory firm guidelines with the need to maintain sufficient flexibility with respect to our authorized common stock (as described in more detail above).

The Authorized Shares Reduction would not be directly proportionate to the Reverse Stock Split ratio, and, at a ratio of 10:1 there would be no Authorized Share Reduction, which means, in the event a Reverse Stock Split is implemented, there would be an effective increase in the number of authorized shares of common stock available for issuance. However, this increase would be smaller than the effect a Reverse Stock Split would have had without an Authorized Shares Reduction.

As described in Proposal 5, a Reverse Stock Split and the resulting effective increase in the number of authorized shares available for issuance could, under certain circumstances, have anti-takeover implications. Stockholders should be aware that if Proposal 5 is approved and Proposal 6 is not approved, the authorized shares of common stock would remain unchanged at 500 million shares, and as such, the anti-takeover implications associated with any Reverse Stock Split may be enhanced.

Effects of an Authorized Shares Reduction

If Proposals 5 and 6 are approved, and the Reverse Stock Split is implemented at certain ratios, the Authorized Shares Reduction will become effective simultaneously with the Reverse Stock Split on the Effective Date. As of the Effective Date, the number of authorized shares of common stock will automatically be reduced from 500 million to a range between 250 million and 333 million, as detailed below. For more information, see the caption "Effects of a Reverse Stock Split."

Relationship Between the Reverse Stock Split Ratio and the Authorized Shares Reduction

Reverse Stock Split Ratio	Number of Shares of Common Stock Authorized
Pre-Reverse Stock Split	500,000,000
Post-Reverse Stock Split 10:1*	500,000,000
Post-Reverse Stock Split 15:1	333,333,333
Post-Reverse Stock Split 20:1	250,000,000

*   *At a Reverse Stock Split ratio of 10:1 there would be no reduction in the number of authorized shares.*

The Authorized Shares Reduction will not have any effect on the rights of existing stockholders or the par value per share of the common stock.

Required Vote

The affirmative vote of a majority of the votes cast is required for the approval of the Authorized Shares Reduction. ***Abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal.***

Recommendation of the Board

The Board recommends that you vote "FOR" the approval of the Authorized Shares Reduction.

PROPOSAL 7: APPROVAL OF THE ADJOURNMENT OF THE ANNUAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES

General

We may ask stockholders to vote on a proposal to adjourn the Annual Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Annual Meeting to adopt any of the other proposals. In that event, stockholders will be asked to vote only upon this proposal and not on any other matter. If this proposal is approved, the Board may in its discretion, if necessary or appropriate, adjourn the Annual Meeting to use the additional time to solicit additional proxies in favor of any of the other proposals. Even if there are a sufficient number of votes at the time of the Annual Meeting to adopt one of the other proposals, the Board may in its discretion seek to, if necessary or appropriate, adjourn the Annual Meeting to solicit additional proxies for the proposal for which there are insufficient votes, and the Board may do so without adopting the proposal for which there are sufficient votes at the time of the Annual Meeting.

Required Vote

The affirmative vote of a majority of shares of common stock present or represented at the Annual Meeting and entitled to vote thereon is required for the approval of the adjournment of the Annual Meeting. *Abstentions will have the same effect as a vote "against" this proposal. Broker non-votes, if any, will have no effect on the outcome of this proposal.*

Recommendation of the Board

The Board recommends that you vote "FOR" the approval of the adjournment of the Annual Meeting.

REPORT OF THE AUDIT COMMITTEE

During 2024, only non-management directors comprised the Audit Committee. The Board determined that each member of the Audit Committee is independent under the NYSE listing standards. The Audit Committee operates under a written charter adopted by the Board. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of the Company's accounting and financial reporting processes, audits of the financial statements, internal control and audit functions, and compliance with legal and regulatory requirements and ethical standards adopted by the Company.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2024 with the Company's management and with Deloitte, the Company's independent registered public accounting firm. The Audit Committee has discussed with Deloitte the matters required to be discussed by the applicable standards of the PCAOB and the SEC. The Audit Committee has also received the written disclosures and the letter from Deloitte pursuant to applicable PCAOB requirements regarding its communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte its independence.

Based on the foregoing, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Submitted by the Stem Audit Committee

Ira Birns (Chair)
Adam E. Daley
Laura D'Andrea Tyson

CORPORATE GOVERNANCE

Our current governance practices provide for strong independent leadership, active participation by independent directors, and independent evaluation of, and communication with, many members of senior management. These governance practices are reflected in our Corporate Governance Guidelines and our various committee charters, which are available on our website located at *investors.stem.com*, under "Governance."

Our Governance Philosophy

Our Board believes that there is no single set of generally accepted corporate governance practices that is appropriate across all companies, and that governance practices may evolve as circumstances change. In 2021, our Board determined to separate the CEO and Chairman of the Board functions to allow our independent Chairman to oversee corporate governance matters and our CEO to focus on leading the Company's business. See "—Board Leadership Structure" below for more information.

Our history as a special purpose acquisition company prior to the Merger left us with certain structural protections. For example, we currently have a classified Board and plurality voting for the election of directors, only the Board is empowered to call a special meeting of our stockholders, and we require a supermajority vote for stockholders to approve amendments to our Bylaws and a limited number of items in our Certificate of Incorporation. Following careful deliberation after the closing of the Merger, our Board initially determined to retain these measures for a period to promote stability and continuity of our Board and to allow us to focus on a consistent strategy while we established ourselves as a public company and transition away from our SPAC roots.

The Board assesses our corporate governance practices at least annually, and may modify these practices from time to time to best address the Company's unique circumstances, and respond to feedback from and advance the best interests of all stockholders, as and when it believes appropriate.

In 2023, our Board approved, subject to stockholder approval, amendments to our Certificate of Incorporation to:

- phase out our classified Board structure and to make corresponding updates to director removal provisions; and

- replace the supermajority stockholder voting requirements in our Certificate of Incorporation with a majority voting.

At our 2023 Annual Meeting of Stockholders, we submitted proposals to declassify our Board and remove the supermajority vote requirement. While both proposals received strong support (with over 98% of the votes cast in favor of such proposals), the proposals did not receive the requisite number of votes as a percentage of our shares outstanding in order to pass. We currently intend to resubmit such proposals at the 2026 Annual Meeting of Stockholders.

Board Composition

Director Nomination Process

The Nominating Committee is responsible for, among other things, overseeing succession planning for directors and building a qualified board to oversee management's execution of the Company's strategy and safeguard the long-term interests of stockholders. In this regard, the Committee is charged with developing and recommending Board membership criteria to the Board for approval, evaluating the composition of the Board annually to assess the skills and experiences that are currently represented on the Board and the skills and experiences that the Board may find valuable in the future, and identifying, evaluating, and recommending potential director candidates.

In identifying potential candidates for Board membership, the Nominating Committee considers recommendations from directors, stockholders, management, and others, including, from time to time, third-party search firms to assist it in locating qualified candidates. Once potential director candidates are identified, the Committee, with the assistance of senior executive management, undertakes a vetting process that considers each candidate's background, independence, and fit with the Board's priorities. As part of this vetting process, the Nominating Committee, as well as other members of the Board and the CEO, conduct interviews with the candidates. If the Committee determines that a potential candidate meets the needs of the Board and has the desired qualifications, it recommends the candidate to the Board for appointment or nomination and to the stockholders for election at the annual meeting. In the case of Mr. Shivram, a member of management identified him as a potential candidate for Board membership. In the case of Mr. Guruswamy, our CEO identified him as a potential candidate for Board membership.

Criteria for Board Membership

In assessing potential candidates for Board membership and in assessing Board composition, the Nominating Committee considers a wide range of factors and generally seeks to balance the following skills, experiences, and backgrounds on the Board:

- **SaaS Knowledge and Experience:** Directors with experience as executives, directors or in other leadership positions in Software as a Service (SaaS) and other areas in which we compete, because our success depends on developing and investing in innovative products and technologies. Among other things, this experience is critical to the Board's ability to understand our products and business, to assess our competitive position within the clean energy industry and the strengths and weaknesses of our competitors, to be aware of technology trends and innovations, and to evaluate potential acquisitions and our acquisition strategy.

- **Public Company Board Experience:** Directors with public company board experience understand the dynamics and operation of a corporate board, the relationship of a public company's board to the CEO and other senior management, the legal and regulatory landscape in which public companies must operate, the importance of particular agenda and oversight issues, and how to oversee an ever-changing mix of strategic, operational and compliance-related matters.

- **Senior Leadership**: Directors who have served in senior leadership positions are important to us because they have the experience and perspective to analyze, shape, and oversee the execution of important and complex operational and strategic issues. These directors' insights and guidance, and their ability to assess and respond to situations encountered while serving on our Board, may be enhanced by leadership experience at businesses or organizations that involve organizational growth, expansion into new markets, navigation of the regulatory landscapes, and technology or other rapidly evolving business models.

- **Financial Expertise:** Knowledge of financial markets, financing, and funding operations, as well as accounting and financial reporting processes, assists our directors in understanding, advising on, and overseeing Stem's capital structure, financing, and investing activities, as well as our financial reporting and internal controls.

- **Business Development and M&A Experience:** Directors with a background in business development and M&A provide insight into developing and implementing strategies for growing our business. Useful experiences in this area includes skills in assessing "make" vs. "buy" decisions, analyzing the "fit" of a proposed acquisition with a company's strategy, valuing transactions, and assessing management's plans for integration with existing operations.

- **Clean Energy and Renewables:** Directors with experience in the energy, energy infrastructure, clean energy, and renewables industries provide valuable insight to our Board.

- **Government and Regulatory Experience:** Directors who have served in government positions provide experience and insights that help us work constructively with governments at the federal, state, and local levels and address public policy issues, particularly as they relate to Stem's operations and public support for renewable energy and the energy transition. Directors with a background in regulation can assist the Board in fulfilling its oversight responsibilities related to Stem's legal and regulatory compliance and its engagement with regulatory authorities.

- **Diverse Perspectives and Backgrounds**: We seek a diversity of perspectives and backgrounds on the Board, including with respect to gender, race, ethnic and national background, geography, age, and sexual orientation. For example, one of seven directors identifies as female and three directors identify as racially/ethnically diverse.

In addition to the above, the Nominating Committee generally believes it is important for all Board members to possess the highest personal and professional ethics, integrity, and values, an inquisitive and objective perspective, a sense for priorities and balance, the ability and willingness to devote sufficient time and attention to Board matters, and a willingness to represent the long-term interests of all our stockholders.

The Nominating Committee assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board.

Summary of Director Skills and Characteristics

The chart below summarizes the qualifications of our directors, as well as director nominees, including knowledge, skills, experiences, and other attributes that the Board believes are relevant to their Board and committee service. Not having a mark does not mean the director does not possess that qualification, skill, or experience. Each director and nominee possesses numerous other skills and experience not identified in the following chart, as further detailed in their biographies beginning on or around page 7 of this Proxy Statement. We believe our directors, including our director nominees, provide a well-rounded set of expertise to assist in effective oversight of Stem management.

Substantial Knowledge, Skills, and Experience	Buzby	Birns	Daley	Guruswamy	Shivram	Tammineedi	Tyson
Other Public Company Boards	X		X		X		X
SaaS/Services				X		X	
Capital Allocation	X	X	X	X	X	X	X
Industry/Operational Experience	X	X	X	X	X	X	
Business Development and Strategy	X	X	X	X	X	X	X
Corporate Finance	X	X	X		X	X	
Current or Former CEO	X		X		X		
Accounting and Financial Reporting	X	X	X		X	X	
Energy Transition	X		X	X	X	X	
Cybersecurity / Information Security							X
Mergers & Acquisitions	X	X	X	X	X	X	
Enterprise Risk Management	X	X	X		X		X
Global Business Experience	X	X		X	X		X
Government, Regulatory & Public Policy . .							X

Stockholder Recommendations for Directors

It is the Nominating Committee's policy to consider written recommendations from stockholders for nominees for director. The Committee considers nominees recommended by our stockholders in the same manner as a candidate recommended by other sources. Any such recommendations should be submitted to the Committee as described in the section titled "Communications with the Board" and should include the same information required under our Bylaws for nominating a director, as described under "Stockholder Proposals and Director Nominations for Next Year's Annual Meeting."

Board Leadership Structure

One of the Board's key responsibilities is to evaluate and determine an appropriate board leadership structure to provide for independent oversight of management. As stated above, the Board believes that there is no single, generally accepted board leadership structure that is appropriate across all circumstances, and that the right structure may vary as circumstances change. As such, the independent members of the Board periodically review the Board's leadership structure to evaluate whether the structure remains appropriate for the Company, and may modify this structure from time to time to best address the Company's unique circumstances and advance the best interests of all stockholders, as and when appropriate. At any time when the chairman is not independent or there is not a chairman, the independent members of the Board will, upon the recommendation of the Nominating Committee, designate an independent director to serve as lead independent director.

Our Board's independent directors have selected an independent member of the Board, David Buzby, to serve as Chairman of the Board. The Board recognizes that one of its key responsibilities is to evaluate and determine an appropriate board leadership structure so as to promote independent oversight of management. Currently, the Board believes that the roles of Chairman and CEO should be separate and that the Chairman should be an independent director as this structure enables our independent Chairman to oversee corporate governance matters and our CEO to focus on leading the Company's business. Previously, during the Company's leadership transition, the Board appointed Mr. Buzby to serve in the combined role of Interim CEO and Executive Chairman of the Board, and appointed Dr. Tyson to serve as Lead Independent Director, in order to provide unified leadership while the Company recruited a new CEO.

Our Board believes that its programs for overseeing risk, as described in the "Board Risk Oversight" section below, would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly affect its selection of the current leadership structure.

The independent directors generally meet in executive session without management present at every regular Board meeting. The purpose of these executive sessions, which are led by our independent Chairman of the Board, is to encourage and enhance communication among independent directors.

Board Oversight of Risk Management

The Board and its committees are actively involved in overseeing risk management for Stem. The Board routinely assesses the Company's major risks and options for mitigation, in order to promote our stockholders' interests in Stem's long-term health, financial strength, and overall success. We believe that our Board composition provides the Company with robust and well-rounded experience to assist in effective oversight of management, as discussed on or around page 43 of this Proxy Statement. The full Board oversees assessment of major risks facing the Company, determining the extent to which such risks are applicable and, to the extent the Board deems it appropriate, evaluating management's plans for their mitigation. The risks that the Board routinely considers broadly relate to strategic, operational, financial, regulatory, competitive and geopolitical risks. The full Board oversees risk management by the CEO and the rest of our senior management team, by reviewing major financial objectives and critical strategies and long-term plans, including, but not limited to, major allocations of capital, operating performance, and sustainability.

In addition, the Board delegates to its committees responsibility for overseeing certain types of risk, some of which are reflected below:

- The Audit Committee has overall responsibility for overseeing the Company's practices with respect to risk assessment and management. Some of the specific responsibilities of the Committee are overseeing management of risks related to our financial reporting and internal controls, cybersecurity risks, and major financial risks.

- The Compensation Committee is responsible for overseeing management of risks related to our compensation policies and programs and human capital resources.

- The Nominating Committee is responsible for overseeing management of risks related to director succession planning, our corporate governance, and our sustainability practices and initiatives.

The Board committees report regularly to the Board on activities in their respective areas of oversight. In addition, the Board and its committees receive regular reports from members of the Company's senior management on areas of significant risk to the Company, including strategic, operational, financial, legal and regulatory risks. While our Board has an oversight role, management is tasked with direct day-to-day responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the Company.

Our senior management team has developed a comprehensive strategic planning and enterprise risk management ("ERM") process for identifying, assessing and managing risk. Through this process, we identify key risks through a quarterly corporate-level risk mapping exercise, which involves the CEO, CFO, CLO, and other members of senior management, along with a bottom-up operational risk assessment by our various business units and functions. Our executive leadership team and its ERM and Disclosure Committee report directly to the Board, and on a quarterly basis, present to the Board a comprehensive report on material risk identification, response, and mitigation strategies. In addition, we have a DevCo Investment and Risk Committee (the "DevCo Committee") comprised of our CEO, CFO, CLO, COO, and other members of senior management in sales, finance, and operations. The purpose of the DevCo Committee in 2024 was to report on, and manage, our development company ("DevCo") strategy and operations, as well to identify and manage major risks as relate to our DevCo business model and parent company guarantees ("PCGs"). In 2024, the DevCo IC met at least monthly and reported quarterly to the Audit Committee on areas of DevCo and PCG activity and risks, as well as mitigants. In mid-2024, our Executive Chair and the Chair of our Audit Committee joined these meetings in oversight roles.

Director Independence

The NYSE listing rules require a majority of a listed company's board of directors to be comprised of independent directors who do not have a disqualifying relationship, as described in the NYSE listing rules, and who, in the opinion of the board of directors, have no direct or indirect material relationship with the company. Subject to specified exceptions, each member of a listed company's audit, compensation, and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria under the NYSE listing rules and the Exchange Act.

Our Board undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment, and affiliations, including the beneficial ownership of our capital stock by each non-employee director, our Board has determined that all of our current directors, including Messrs. Buzby, Birns, Daley, Guruswamy, Shivram, and Tammineedi and Dr. Tyson, qualify as "independent directors" as defined by the NYSE listing rules. Mr. Buzby was not independent while he served as Interim CEO and Executive Chair of the Company in connection with the leadership transition, but, in accordance with NYSE listing rules, resumed his status as an independent director following such service. Former director John Carrington was not independent during the period he served on the Board, due to his employment with the Company. Former director Gerard Cunningham was not independent during the period he served on the Board due to the compensation received for his former service on the Company's Software Strategy Working Group. Former directors Michael C. Morgan and Jane Woodward were independent during the period they served on the Board.

Our Board also determined that each of the directors currently serving on the Audit Committee and the Compensation Committee satisfy the independence standards for audit committees and compensation committees, as applicable, established by the SEC and NYSE listing rules.

Director Meeting Attendance

In 2024, all of our directors attended at least 75% of the total number of meetings of the Board and its committees on which they served, and all of our directors (except for one) attended 95% of the Board and its committees on which they served. Meetings of the Board and its committees were held in 2024 as follows:

	# of Meetings [1]
Board	16
Audit Committee	9
Compensation Committee	7
Nominating Committee	6

[1] Includes special meetings as follows: the Board held 12 special meetings in 2024; the Audit Committee held 5 special meetings; the Compensation Committee held 3 special meetings, and the Nominating Committee held two special meetings.

At each 2024 Board meeting, the Board's independent Chair, or lead independent director, as applicable, led one or more executive session(s) of non-employee directors. In addition, Stem officers regularly attend Board meetings to present information on our business and strategy, and directors have access to our employees outside of Board meetings. From time to time between meetings, Board and committee members confer with each other, with management, and with independent consultants, and representatives of management may meet with these consultants on behalf of the relevant committee.

The Board's policy is that directors should endeavor to attend the annual meeting of stockholders. Three of our directors then-serving attended our 2024 Annual Meeting of Stockholders.

Board Committees

Our Board has a separately designated Audit, Compensation, and Nominating Committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Each of these committees is empowered to retain outside advisors as it deems appropriate, regularly reports its activities to the full Board and has a written charter, which is posted on our website located at *investors.stem.com*, under "Governance."

Board Committee Members as of April 23, 2025

Name	Audit Committee	Compensation Committee	Nominating Committee
David Buzby		X	
Ira Birns	Chair		
Adam E. Daley	X	X	
Vasudevan (Vasu) Guruswamy			X
Krishna Shivram		X	
Anil Tammineedi		Chair	X
Laura D'Andrea Tyson	X		Chair

Audit Committee. The primary responsibilities of our Audit Committee are to oversee the accounting and financial reporting processes of the Company and its subsidiaries, including the audits of the Company's financial statements, the integrity of the financial statements, and the annual review of the performance, effectiveness, and independence of the outside auditor; and the periodic review of our key sustainability policies and disclosures, and the adequacy and effectiveness of applicable internal reporting and controls related to such disclosures. This includes reviewing the financial information provided to stockholders and others, and reviewing the adequacy and effectiveness of the Company's internal controls. The Committee also makes recommendations to the Board as to whether our financial statements should be included in our Annual Report on Form 10-K.

The Board has determined that Mr. Birns qualifies as an "audit committee financial expert" under SEC rules, and that each Audit Committee member is sufficiently proficient in reading and understanding the Company's financial statements to serve on the Audit Committee.

Compensation Committee. The primary responsibilities of our Compensation Committee are to periodically review, evaluate, and approve the total direct compensation and other benefits for our executive officers and directors, and to evaluate whether each element remains competitive with the companies in our executive compensation peer group. This includes reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, evaluating the performance of these officers in light of the goals and objectives, and setting the officers' total direct compensation based on those evaluations (except for the total direct compensation of the CEO, which is determined by the independent members of the Board on recommendation of the Compensation Committee). The Compensation Committee oversees our engagement with stockholders on executive compensation matters and also oversees how we manage our human capital resources. The Compensation Committee also administers and makes recommendations to the Board regarding equity incentive plans and approves the grant of equity awards under the plans. The Compensation Committee may delegate its authority to one or more subcommittees or to one member of the Committee.

The Compensation Committee may also delegate authority to review and approve the compensation of our employees to certain of our executive officers. Even where the Compensation Committee does not delegate authority, our executive officers will typically make recommendations to the Compensation Committee regarding compensation to be paid to our employees and the size of equity awards under our equity incentive plans, but will not be present during voting or deliberations on their own compensation. The Compensation Committee has the authority to engage outside advisors, such as compensation consultants, to assist it in carrying out its responsibilities. The Committee engaged Frederic W. Cook & Co., Inc. as its independent compensation consultant in 2024 to provide advice regarding the amount and form of executive and director compensation.

Compensation Committee Interlocks and Insider Participation. None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Nominating Committee. The primary responsibilities of our Nominating Committee are to engage in succession planning for the Board, develop and recommend to the Board criteria for identifying and evaluating qualified director candidates, and make recommendations to the Board regarding candidates for election or re-election to the Board at each annual meeting of stockholders. The Committee is responsible for overseeing our corporate governance practices and making recommendations to the Board concerning corporate governance matters. The Committee is also responsible for making recommendations to the Board concerning the size, structure, composition, and functioning of the Board and its committees. In addition, the Committee is responsible for overseeing our sustainability policies, activities, and opportunities, our political contributions and lobbying activities, if any, and our engagement with stockholders on governance, sustainability, and related matters.

Our Commitment to Sustainability

We are committed to the health and well-being of our people, our communities, and our planet. As we mature as a public company, we intend to continue to formalize our sustainability function and programs by developing our processes, strategies, and governance frameworks. Our Sustainability Policy Statement is available on our website and outlines our philosophy with respect to climate change, greenhouse gas emissions ("GHG"), and supply chain concerns, among other things.

Sustainability Management and Oversight

Our sustainability governance structure is evolving to include numerous participants engaging in information-sharing and decision-making, capitalizing on the depth and breadth of expertise throughout Stem. As discussed in "—Board Committees" above, our Nominating Committee has direct oversight over sustainability issues and regularly meets with key stakeholders to oversee the development of our sustainability program. Our Audit Committee also periodically reviews our key sustainability disclosures and the adequacy and effectiveness of applicable internal reporting and controls related to such disclosures. Our management-level sustainability committee, which is comprised of senior executives and other key stakeholders from our legal, investor relations, and operations functions, provides functional oversight for various sustainability activities at the Company.

Our director of sustainability is in charge of developing our sustainability program. His responsibilities include:

- assisting the CEO, CLO, Chief People Officer, and other stakeholders in further developing our sustainability program and strategy;

- formulating and recommending policies and practices to implement our strategy;

- overseeing internal sustainability data collection and reporting; and

- advising management and the Nominating Committee regarding sustainability issues.

Sustainability Partnerships and Reporting

We have engaged a third-party firm to help us develop our supply chain due diligence program, including with respect to conflict minerals and human rights issues. Our aim is to promote sustainability at all points in our supply chain, and comprehensive due diligence is step one. As we establish and grow these programs, our goal is to have a positive influence, by being open and transparent in our communication and education, with all our partners with whom we engage. Our goal is to develop sustainable relationships with our partners while being guided by the circular economy principle, a model of production and consumption that favors durability, reuse, remanufacturing, and recycling to keep materials circulating for as long as possible and reduce waste. Our Partner Code of Conduct and Human Rights Policy Statement can be found on our website and set out our philosophy with respect to our relationship with our partners and human rights concerns.

In 2024, we continued to work with our carbon accounting partner to assist with tracking our GHG emissions in alignment with the GHG Protocol. In addition, we continued to work with our sustainability partner to assist us with climate and sustainability reporting in alignment with the Task Force on Climate-Related Financial Disclosures (TCFD) and the Sustainability Accounting Standards Board (SASB) frameworks. We are closely following the global consolidation of various climate and sustainability disclosure frameworks, and we intend to align our disclosures in a manner that promotes transparency and accountability.

We expect to publish our annual Sustainability Report later this year, which will be made available publicly on our website. We expect to discuss, among other things, our carbon footprint and how we intend to continue to support global decarbonization to reduce the impact of climate change.

Valuing Inclusion

We are committed to building an inclusive culture and team environment that promotes equal employment opportunities and supports our talent. In the spirit of our core values, we are "One Team" and succeed through collaboration when we respect, acknowledge, and celebrate each other's varied perspectives. We are committed to creating an environment that promotes inclusivity and respect by implementing policies, benefits, training, recruiting, and recognition practices to support our colleagues.

We believe that helping all our employees realize their highest potential by fostering a culture that supports personal development across the organization is necessary to promote inclusion. Our employees have opportunities to learn new skills to develop and advance their careers, and we provide opportunities for all our employees to receive ongoing formal training to help foster their professional development.

We also value the feedback we receive from our employees. In 2023, we launched "Your Voice," a quarterly employee sentiment portal, which is designed to facilitate communication with our employees and enhance our understanding of employee feedback. In addition, our annual employee engagement survey asks all our employees for their input on a variety of matters. The results of the employee survey are disseminated to all employees, and the results are used to design action plans to assist managers with actively responding to employees' sentiments. We believe that the employee survey is an important tool that allows us to improve, innovate, and evolve through ongoing engagement and measurement.

Other Corporate Governance Practices and Policies

Board Evaluation Process

In addition to regularly reviewing its leadership structure, the Board conducts an annual self-assessment of its overall functioning and effectiveness. In order to maximize input and facilitate useful feedback, our Secretary solicits from each director, on an anonymous basis, comments on overall Board and committee performance, Board priorities, interaction with management, the flow of information from management to and from the Board and its committees, Board discussion topics, agendas, and processes, and how to further improve overall Board functioning. This information is collected through written questionnaires and assessments, and individual director interviews. In addition, the Chairman of the Board makes himself available for one-on-one discussions with the other members of the Board. Our Secretary then aggregates and anonymizes the responses, which he then shares with the Nominating Committee. The Chair of the Nominating Committee, along with our Secretary, reviews the feedback from the self-evaluation process and makes recommendations to the Board for areas with respect to which the Board and its committees should consider improvements. These areas are further discussed at a meeting led by our Secretary, at which all Board members are present. At the conclusion of this meeting, the Chairman of the Board, working with the senior management team, develops action plans for any items that require follow-up. For example, in 2024, directors continued to prioritize the need for meeting discussions that allowed the Board to discuss and interact efficiently with management on key topics relating to long-term strategy, capital allocation, cost structure, risk management, and other matters relevant to the business in the dynamic external environment. Similarly, the Board made, and planned for, ongoing adjustments and improvements to its Board and committee meetings in connection with its new strategy and business needs and to help promote efficient and effective interaction and performance of its critical governance and risk oversight roles.

Communications with the Board

Our Board has established a process whereby interested parties may communicate with our Board or with any individual director. Interested parties, including stockholders, may send communications in writing addressed to the Board or an individual director, at *Corporate_Secretary@stem.com*, with a confirmation copy sent by mail to Stem, Inc., c/o the Corporate Secretary, 4 Embarcadero Center, Suite 710, San Francisco, California 94111. Our Corporate Secretary will forward these communications as appropriate to the addressee, depending on the facts and circumstances outlined in the communication. Our Board has directed our Corporate Secretary not to forward certain items such as spam, junk mailings, product inquiries, resumes, and other forms of job inquiries, surveys, and business solicitations. Additionally, our Board has advised the Corporate Secretary not to forward material that is illegal or threatening, but to make our Board aware of such material which it may request be forwarded, retained, or destroyed at our Board's discretion.

To enable the Company to speak with a single voice, as a general matter, senior management serves as the primary spokesperson for the Company and is responsible for communicating with various constituencies, including stockholders, on behalf of the Company. Directors may participate in discussions with stockholders and other constituencies on issues where Board-level involvement is appropriate. In addition, the Board is kept informed by Company management of the Company's stockholder engagement efforts.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics that establishes the standards of ethical conduct applicable to all our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions. It addresses, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets, and how to report compliance concerns. A copy of the code is available on our website located *at investors.stem.com*, under "Governance." We intend to disclose future amendments to certain provisions of the code, or waivers of the code granted to executive officers and directors, on our website to the extent required by applicable rules. Our Board is responsible for applying and interpreting the code in situations where questions are presented to it.

EXECUTIVE OFFICERS

Biographical and other information regarding our executive officers is set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age (as of April 23, 2025)	Position
Arun Narayanan	50	Chief Executive Officer
Doran Hole	55	Chief Financial Officer and EVP
Saul R. Laureles	59	Chief Legal Officer and Secretary
Michael Carlson	61	Chief Operating Officer
Kim Homenock	51	Chief People Officer
Albert Hofeldt	55	Chief Technology Officer
Matt Tappin	38	President, Software Division

Arun Narayanan. Mr. Narayanan has served as our Chief Executive Officer since January 2025. He most recently served as Chief Executive Officer at RES Digital Solutions, a division of RES, a global independent renewable energy company, from April 2024 to January 2025. Prior to that, he served as Chief Digital Officer at RES from August 2023 through March 2024. Before joining RES, Mr. Narayanan served as the Chief Data Officer of Anglo American plc, a global mining company, from January 2018 to June 2023, and previously held various strategy, digital, technical, and management positions within SLB (formerly Schlumberger Limited), an energy technology company, in the United States, Europe, and Asia for more than 20 years. Mr. Narayanan holds a bachelor's degree from the University of Mumbai, a master's degree in computer science from Iowa State University of Science and Technology, and MBAs from both the University of Houston and the University of Texas at Austin.

Doran Hole. Mr. Hole has served as our Chief Financial Officer and EVP since September 2024. He most recently served as Chief Financial Officer and Executive Vice President of Ameresco, Inc., a renewable energy asset developer, owner, and operator, from July 2019 to August 2024. Prior to that, he served as Chief Executive Officer, North America and Group Vice President – Strategy, at ReneSola Ltd., a solar developer and photovoltaic manufacturer, from November 2017 to July 2019, and as its Chief Financial Officer, North America from December 2016 to November 2017. Mr. Hole holds a Bachelor of Business Administration degree in accounting and international business from the University of Texas at Austin.

Saul R. Laureles. Mr. Laureles has served as our Chief Legal Officer and Corporate Secretary since May 2021. From 2007 to May 2021, he served in various leadership roles at SLB (formerly known as Schlumberger Limited), a global energy technology company, including most recently as Director, Corporate Legal Affairs and Assistant Corporate Secretary, from May 2007 to May 2021. Mr. Laureles earned his B.A. from the University of Chicago and his J.D. from the University of Michigan Law School.

Michael Carlson. Mr. Carlson has served as our Chief Operating Officer since September 2022. Mr. Carlson served as a consultant at Koch Engineered Solutions ("KES"), a company which provides engineering, procurement, and construction services, from April 2020 to August 2020, then as Vice President of KES from August 2020 to September 2022. Prior to that, he served as President, Digital Grid North America, of Siemens Industries, Inc., a digital grid services platform, from July 2014 to March 2019, and as General Manager, Global Software Solutions at General Electric ("GE"), a high-tech industrial company, from July 2010 to June 2014. Mr. Carlson has a B.S. in Accounting and Business Management from Union College and an MBA in Finance and Marketing from Pepperdine University.

Kim Homenock. Ms. Homenock has served as our Chief People Officer since March 2022. Ms. Homenock has 30 years of experience in senior human resources ("HR") leadership positions across a broad range of industries including power, water, marine, industry, oil & gas, renewables, transportation, financial, and technology services. Previously, Ms. Homenock served as the Director, Devices Software & Services HR, for Amazon.com, Inc., a technology company, from May 2021 to March 2022. Prior to that, she was the Director, NA Transportation HR, from January 2018 to May 2021, at Amazon. She served as Head of Global HR in GE's Power Conversion division, an electrification and digital solutions business, from August 2014 to January 2018, and before that she served in various HR roles at GE since 2000. Ms. Homenock earned a B.A. from Brunel University, London.

Albert Hofeldt. Dr. Hofeldt has served as our Chief Technology Officer since October 2024. He previously served as our Executive Vice President and Senior Vice President of Technology from June 2022 to October 2024. Prior to joining the Company, Dr. Hofeldt served as Chief Technology Officer at LiquidX, a SaaS-based financial trading machine learning provider, from July 2018 to July 2022, where he built the tech organization and launched a multi-asset class blockchain trading and digitization platform. From October 2012 to June 2018, he served as Chief Technology Officer at Genscape, a leading energy market intelligence company, where he led a similar transformation launching their multi-asset class energy/machine learning platform. Prior to those roles, he held senior leadership positions at Thomson Reuters and worked in technology consulting at Deloitte and Accenture. Dr. Hofeldt earned his Ph.D. in Engineering from Oxford University.

Matt Tappin. Mr. Tappin has served as our President, Software Division (and its predecessors) since March 2023, where he leads the development and execution of the Company's software business. Prior to joining the Company, Mr. Tappin held senior corporate development positions at Royal Dutch Shell, an energy company, from August 2019 to May 2021, where he focused on investments in the electricity sector, and Centrica, an energy company, from June 2017 to August 2019, where he led corporate development for the distributed energy business globally. Prior to those roles, he was an investment banker in Lazard's Power, Energy & Infrastructure Group and a corporate attorney at Simpson Thacher & Bartlett. Mr. Tappin earned his B.A. from Washington University in St. Louis and his J.D. and L.L.M. from the Duke University School of Law.

EXECUTIVE COMPENSATION

Our NEOs for 2024 are:

- John Carrington – Former CEO[1]
- David Buzby – Former Executive Chair of the Board and Interim CEO[2]
- Doran Hole – Chief Financial Officer and EVP[3]
- Michael Carlson – Chief Operating Officer

(1) Mr. Carrington's employment as CEO was terminated without cause effective September 11, 2024. Mr. Carrington remained employed as a Strategic Advisor through December 31, 2024.

(2) Mr. Buzby was appointed Executive Chair of the Board in August 2024. On September 11, 2024, the Board appointed Mr. Buzby as Interim CEO. He served in these capacities until January 27, 2025, when the Board appointed Mr. Arun Narayanan as the Company's Chief Executive Officer, effective January 27, 2025. Mr. Buzby currently serves as the non-executive Chair of the Board.

(3) Mr. Hole was appointed Chief Financial Officer and EVP effective September 2, 2024.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our NEOs:

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[4]	Total ($)
John Carrington Former Chief Executive Officer[5]	2024	586,539	—	529,674[9]	445,147[9]	—	735,597	2,296,957
	2023	550,600	—	2,172,642	633,540	514,250	13,200	3,884,232
David Buzby Former Interim Chief Executive Officer and Executive Chair[6]	2024	289,062	282,787[10]	140,000	164,000	—	11,708	887,557
Doran Hole Chief Financial Officer and EVP[7]	2024	146,523	300,000[11]	626,111	102,778	—	4,385	1,179,797
Michael Carlson Chief Operating Officer[8]	2024	418,269	—	397,000	282,108	—	—	1,097,377

(1) Amounts reflect salary actually paid to the NEOs in the years shown, which for Mr. Carrington, includes the salary that he received as a Strategic Advisor to the Company during the later part of 2024.

(2) Amounts reflect the aggregate grant date fair value of time-vested RSUs granted to the NEOs in the years shown, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC Topic 718"), and based on the closing price of our common stock on the date of grant. These amounts may not correspond to the actual value eventually realized by each NEO because the value depends on the market value of our common stock at the time the award vests. See Note 16, "Stock-Based Compensation," to our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024 for additional information regarding these amounts.

(3) Amounts reflect the aggregate grant date fair value of option awards granted to the NEOs in the years shown, computed in accordance with ASC Topic 718. This amount reflects an accounting grant date value of such awards and does not correspond to actual value that may be realized by the NEOs in the future. A

description of the methodologies and assumptions we use to value option awards, and the manner in which we recognize the related expense, are described in Note 16, "Stock-Based Compensation," to our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024. The NEOs may never realize any value from these stock options and, to the extent that they do, the amounts realized may have no correlation to the amounts reported above.

(4) Amounts reflect (i) severance payments for Mr. Carrington, comprised of (a) $600,000 in severance pay, (b) $18,872 for COBRA premiums, and (c) amounts attributed to accelerated RSUs, equal to $102,925, in each case which are described in additional detail in "Potential Payments upon Termination or Change in Control" and (ii) for Mr. Buzby, represent amounts paid for temporary housing in San Francisco. The amounts also reflect Company matching contributions to Mr. Carrington and Mr. Hole's 401(k) accounts, of $13,800 and $4,385, respectively.

(5) Mr. Carrington's employment as CEO was terminated without cause effective September 11, 2024, on which date he also stepped down from the Board . He remained with the Company as a Strategic Advisor through December 31, 2024.

(6) Mr. Buzby served as Interim CEO and Executive Chair of the Board until January 27, 2025. Mr. Buzby was not an NEO prior to 2024; thus, no amounts are reported for such NEO prior to 2024.

(7) Mr. Doran was appointed as CFO and Executive VP effective September 2, 2024. He was not an NEO prior to 2024; thus, no amounts are reported for such NEO prior to 2024.

(8) Mr. Carlson was not an NEO prior to 2024; thus, no amounts are reported for him prior to 2024.

(9) As a result of the termination of Mr. Carrington's employment effective December 31, 2024, all of his then-outstanding and unvested RSUs and stock options, including those reported in this column, were canceled and forfeited as of the date of his termination of employment, except for the accelerated portion of Mr. Carrington's RSU awards, which are described in additional detail in "Potential Payments upon Termination or Change in Control".

(10) Amounts reflect a guaranteed minimum payout for fiscal 2024 bonus, in accordance with the terms of Mr. Buzby's executive employment agreement.

(11) Amounts reflect a sign-on bonus, per the terms of Mr. Hole's executive employment agreement.

Narrative to Summary Compensation Table

Elements of 2024 Total Direct Compensation

Our 2024 executive compensation program consisted of three primary elements, comprising our NEOs' total direct compensation:

- base salary;

- annual (short-term) cash incentive awards; and

- LTI awards.

The chart below sets out the primary elements of our NEOs' 2024 total direct compensation, certain key features of each element, and how each of these compensation elements supports our strategy.

TYPE	ELEMENT	KEY FEATURES	HOW THIS ELEMENT SUPPORTS OUR STRATEGY	PERFORMANCE-BASED?	AT RISK?
Fixed	Base Salary	Only compensation element that is fixed	Provides a base level of competitive cash compensation when all other pay elements are variable or contingent	No	No

TYPE	ELEMENT	KEY FEATURES	HOW THIS ELEMENT SUPPORTS OUR STRATEGY	PERFORMANCE-BASED?	AT RISK?
Short-Term	Annual Cash Incentive	Payout is 100% based on achievement of rigorous quantitative financial goals	Incentivizes performance of key objectives	Yes	Yes
Long-Term	RSUs	Time vesting, subject to continued employment through the vesting date	Promotes stability and retention of our executive team	No	Yes
Long-Term	Stock Options	Have value only when the stock price is higher than the exercise price	Aligns interests of our executive officers with our stockholders	Yes	Yes

These elements allow the Company to remain competitive and attract, retain and motivate top executive talent with current and potential future financial rewards.

The Compensation Committee reviews the elements of total direct compensation for the NEOs at least annually to evaluate whether each element of direct compensation remains competitive with that of companies in our peer group. The Compensation Committee relies on its own judgment in making these compensation decisions after its review of external market practices of companies in our executive compensation peer group, including the size and mix of direct compensation for executives in those companies. The Compensation Committee seeks to achieve an appropriate balance between annual cash rewards that encourage achievement of annual financial and non-financial objectives, and LTI awards that encourage positive long-term stock price performance, with a greater emphasis on LTI awards for more senior executives.

While external market data provides important guidance in making decisions on executive compensation, the Compensation Committee does not set compensation based on market data alone. When determining the size and mix of each element of an NEO's target total direct compensation, the Compensation Committee also considers the following factors:

- the size and complexity of the executive's scope of responsibilities;

- leadership, management and technical expertise, performance history, growth potential, and position in reporting structure;

- overall Company and individual performance;

- retention needs;

- the recommendations of the CEO (except for his own compensation); and

- internal pay equity.

Base Salary

Base salary is the fixed portion of an executive's annual compensation. The Compensation Committee typically reviews base salaries on an annual basis, referring to market data to understand the marketplace for individuals in similar positions. The Committee does not use a formulaic approach when setting an executive officer's base salary. Instead, taking into account the recommendations of our CEO (except for his own compensation), the Compensation Committee considers the following factors when determining (or, in the case of the CEO, recommending to the Board) individual base salary levels:

- the nature and responsibility of the executive's position;

- market trends for individuals in similar positions at comparable companies;

- the executive's expertise, tenure, responsibilities, and performance;

- competitiveness of the market for the executive's services; and

- the desire to maintain internal pay equity among our executives.

Base Salary Decisions in 2024

In February 2024, our Compensation Committee reviewed the base salaries of our NEOs, other than David Buzby and Doran Hole, who were hired later in the year. Applying the factors above, the Committee increased the annual base salary of Mr. Carrington from $550,000 to $600,000, and that of Mr. Carlson from $400,000 to $425,000. Mr. Hole's base salary was set at $475,000 upon hire, effective September 2024.

Annual Cash Incentive Awards

Our executives are eligible to earn performance-based annual cash incentive awards, based 100% on the achievement of rigorous quantitative financial and operational metrics that are directly linked to the Company's business strategy. The purpose of our 2024 Annual Incentive Plan (the "2024 AIP") is to foster a results-driven, pay-for-performance culture and to align executives' interests with those of our stockholders. Our Compensation Committee selects financial and performance objectives that it believes support our strategy and strike a balance between motivating our executives to increase near-term financial and operating results while driving profitable long-term Company growth and value for stockholders.

The performance metrics under the 2024 AIP were adjusted EBITDA, contracted annual recurring revenue ("CARR"), revenue and operating cash flow.

The Compensation Committee considered the following in selecting these metrics:

| | *Why This Metric?* | | |
Adjusted EBITDA	**Contracted Annual Recurring Revenue**	**Revenue**	**Operating Cash Flow**
Shows Company value across periods, with non-recurring events removed for a normalized view. Also reinforces the Company's stated goal of achieving positive adjusted EBITDA.	Reflects the Company's increased focus on software and services revenue because it includes accumulated higher margin software contracts on an annualized basis.	Provides a simple snapshot of the Company's ability to deliver in the current period. Ties executive compensation to the Company's ability to generate cash.	Promotes management focus on how much cash is generated (and consumed) from operating activities during a relevant period. Aligns executive compensation with actual cash generation.
Connects executive compensation to the Company's ability to manage operational expenses over the long term.	Aligns executive compensation to the Company's ability to position itself for future cash flow.		

Three of the four metrics — adjusted EBITDA, revenue and CARR —were also used in our 2023 Annual Incentive Plan (the "2023 AIP"), with the same relative weightings as in 2023. The Committee approved the addition of operating cash flow as a new metric for 2024 to better align with management's goal of cash generation.

When considering the Company's operating results for purposes of the annual cash incentive, the Compensation Committee may take into account unusual or infrequent charges or gains, depending on the nature of the item. The Compensation Committee exercises this discretion when it believes that our executives would inappropriately benefit from, or would be inappropriately penalized by, such items.

Annual Cash Incentive Decisions for 2024

Upon review of market data of the applicable compensation peer group, and taking into consideration internal pay equity, the Compensation Committee determined in February 2024 to set Mr. Carrington's and Mr. Carlson's 2024 target bonus opportunities at 125% and 75% of salary, respectively. Mr. Hole's target bonus opportunity was set at 75% of salary upon hire in September 2024, which was to be pro-rated for his partial year of service.

2024 AIP Results

Because we did not achieve threshold performance for any approved metric under the 2024 AIP, our NEOs earned no annual cash incentive award for 2024 performance.

Long-Term Equity Incentive Awards

When determining the amount of LTI awards granted to an NEO, the Compensation Committee considers the executive's experience, level of responsibilities, and contributions to the success of the Company, as well as market data and internal pay equity. In addition to rewarding our NEOs based on personal and Company performance, equity awards have also served to retain the services of such executives since they are subject to time-based vesting conditions.

Our first-quarter 2024 annual LTI awards to Mr. Carrington and Mr. Carlson, who were employed by the Company at such time, consisted of stock options and RSUs. In February 2024, the Committee approved a change in the LTI mix to officers so that 75% of the target LTI award would be in the form of RSUs and 25% would be in the form of stock options, from the previous 50/50 split. However, only Mr. Carlson received this mix for 2024, as he was the only NEO to serve a full year. Mr. Buzby and Mr. Hole were appointed mid-year and received a different split due to sign-on grants, and Mr. Carrington's award was structured separately. The Committee determined that this was needed to manage our equity share burn rate (because RSUs require less equity burn to provide similar value) and to incentivize and retain our NEOs during a challenging period for our business. The Committee also deemed the change in grant mix to be appropriate because our 2024 NEO grant values were significantly reduced compared to 2023 grant values.

The Compensation Committee approved the LTI awards set forth below to Mr. Carrington and Mr. Carlson in February 2024. In approving these awards, the Committee considered numerous factors, including the severe share constraint in the Company's equity incentive plan due to, among other things, the significant decline in our common stock price year-over-year; the Committee's desire to keep the "burn rate" to an acceptable minimum level; market data; internal pay equity, and the need to balance the appropriate size and mix of awards to incentivize and retain executives. Given these factors, the Committee determined to significantly decrease the 2024 equity award grant values compared to 2023 grant values.

Our equity awards to David Buzby and Doran Hole were determined at the time of their commencement of employment and are described in the "Employment Agreements" section below.

Except as described below, stock options were granted on February 15, 2024, with an exercise price of $3.37, and vest in three annual installments, and RSUs were awarded as of May 28, 2024, and vest in three annual installments.

NEO	Number of RSUs Granted	Number of Options Granted
John Carrington	389,466	172,925
David Buzby	110,236 [(1)]	400,000
Doran Hole	1,277,777	277,778
Michael Carlson	487,500 [(2)]	109,344

(1) Amounts reflect Mr. Buzby's annual stock awards granted pursuant to his service as a director, which are described further in "Director Compensation."

(2) Amounts reflect Mr. Carlson's May 28, 2024 grant of 212,500 RSUs and November 1, 2024 grant of 275,000 RSUs.

Two NEOs who were appointed mid-year received sign-on LTI grants:

- Mr. Buzby's LTI grant in August 2024 for service as Executive Chair/Interim CEO consisted solely of premium-priced stock options, vesting in six equal monthly installments, and with an exercise price of $1.00 (the closing stock price on the date of grant was $0.58); and

- Mr. Hole received both stock options and RSUs when he joined the Company in September 2024: a) a sign-on, make-whole, equity award of RSUs with a target value of $400,000 (to replace forfeited equity at his previous employer), which will vest 100% on November 7, 2025, subject to his continued employment with the Company on such date; (b) an initial long-term incentive equity award with a target value of $1,000,000, in the form of 75% RSUs and 25% stock options, with 33% vesting on November 7, 2025, 33% vesting on November 7, 2026, and 34% vesting on November 7, 2027, subject to his continued employment with the Company through the applicable vesting dates.

Additionally, on November 1, 2024, the Committee approved an additional award to Mr. Carlson of 275,000 RSUs with a grant date fair value of $110,000, which will vest in full on November 7, 2025, subject to his continued employment at the time of vest; this award was granted outside of the regular 2024 equity compensation program in order to compensate him for the increased uncertainty resulting from our leadership transition and to further incentivize performance for our turnaround in the face of business challenges.

Outstanding Equity Awards at 2024 Fiscal-Year End

The following table sets forth additional information regarding outstanding equity awards held by each of our NEOs as of December 31, 2024:

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)*
John Carrington	10/28/2015[1]	777,150	—	1.25	3/31/2025		
	10/22/2019[1]	1,165,455	—	2.41	3/31/2025		
	12/3/2020[1]	204,600	—	6.81	3/31/2025		
	12/3/2020[1]	782,832	—	0.81	3/31/2025		
	5/28/2021[1]	73,993	—	25.34	3/31/2025		
	3/1/2022[2]	83,735	—	9.33	3/31/2025		
	2/24/2023[3]	44,715	—	10.25	3/31/2025		
David Buzby	11/1/2018[4]	23,717	—	2.27	11/1/2028		
	8/28/2024[5]	400,000	—	1.00	8/28/2034		
	5/29/2024[6]					110,236	66,142
Doran Hole	9/3/2024[3]	—	277,778	0.90	9/2/2034		
	9/3/2024[7]					444,444	266,666
	9/3/2024[8]					833,333	500,000
Michael Carlson	9/26/2022[2]	16,664	16,664	12.83	9/26/2033		
	2/15/2023[3]	33,655	68,331	10.25	2/15/2033		
	2/15/2024[3]	—	109,344	3.37	2/15/2034		
	9/26/2022[9]					12,178	7,307
	2/15/2023[8]					52,895	31,737
	5/28/2024[10]					212,500	127,500
	11/1/2024[7]					275,000	165,000

* Market values in these columns were determined by multiplying the number of shares of stock by $0.60, the closing price of our common stock on December 31, 2024.

(1) The stock options disclosed in these rows vested over four years, with 25% of the option vesting on the one-year anniversary of the vesting commencement date and 1/48th of the option vesting monthly thereafter through the four-year anniversary of the vesting commencement date, subject to the NEO's continued employment with the Company through the applicable vesting dates.

(2) The stock options disclosed in these rows vest in four equal annual installments beginning on the one-year anniversary of the grant date, subject to the NEO's continued employment with the Company through the applicable vesting dates.

(3) The stock options disclosed in these rows vest in three equal annual installments beginning on the one-year anniversary of the grant date, subject to the NEO's continued employment with the Company through the applicable vesting dates.

(4) Mr. Buzby's stock options vested in twelve equal monthly installments, beginning on January 1, 2019.

(5) Mr. Buzby's stock options vested in six equal monthly installments, subject to his continuing service as Executive Chair through the applicable vesting date.

(6) Mr. Buzby's RSU grant vests in full on the one-year anniversary of the grant date, subject to his continuing service through the applicable vesting date.

(7) The RSU award, awarded to Mr. Hole as a sign-on grant, vests in full on November 7, 2025.

(8) The RSU award, awarded to Mr. Hole as part of the Company's annual equity program, vests in three equal annual installments beginning on the one-year anniversary of the grant date, subject to the NEO's continued employment with the Company through the applicable vesting dates.

(9) The RSU award vests in four equal annual installments beginning on the one-year anniversary of the grant date, subject to the NEO's continued employment with the Company through the applicable vesting dates.

(10) The RSU award vests in three annual installments of 33%, 33% and 34%, beginning on March 7, 2025.

Potential Payments Upon Termination or Change in Control

Each of Messrs. Buzby, Hole and Carlson is party to an employment agreement (each, an "Employment Agreement") that provides for certain severance payments and benefits in connection with certain qualifying terminations of employment, as well as enhanced severance payments and benefits if qualifying terminations of employment occur in connection with a "Change in Control" (as defined in the Company's 2024 Equity Incentive Plan).

Employment Agreements

David Buzby: We entered into an executive employment agreement with Mr. Buzby in connection with his appointment as Interim CEO and Executive Chair. Under the Agreement, Mr. Buzby received an annualized base salary of $600,000, less applicable taxes, payroll deductions and withholdings, prorated for the total duration of his service in 2024. In connection with his service, he also received (a) a cash incentive award under the Company's annual incentive plan with a target bonus opportunity of 125% of his annual base salary, subject to the Company's performance and a guaranteed minimum payout of 75% of the target bonus opportunity, which was prorated for the total duration of his service in 2024, and (b) a grant of 400,000 stock options, with an exercise price of $1.00, vesting ratably for six months. Mr. Buzby was also entitled to reimbursement of temporary housing expenses not to exceed $6,700 per month and reasonable travel and transportation expenses. Mr. Buzby served as Interim CEO and Executive Chair until the Board appointed Mr. Arun Narayanan as the Company's CEO on January 27, 2025; Mr. Buzby now serves the Company as the Non-Executive Chair of the Board and is no longer entitled to the compensation and benefits described above.

Doran Hole: In connection with his appointment as CFO and EVP, we entered into an executive employment agreement with Mr. Hole. Under the agreement, Mr. Hole receives an annual base salary of $475,000, less applicable taxes, payroll deductions and withholdings. In connection with his appointment, he also received: (a) a sign-on cash bonus of $300,000, less applicable taxes, payroll deductions and withholdings; (b) a sign-on, make-whole, equity award of RSUs with a target value of $400,000 (to replace forfeited equity at his previous employer), which will vest 100% on November 7, 2025, subject to his continued employment with the Company on such date; (c) an initial long-term incentive equity award with a target value of $1,000,000, in the form of 75% RSUs and 25% stock options, with 33% vesting on November 7, 2025, 33% vesting on November 7, 2026, and 34% vesting on November 7, 2027, subject to his continued employment with the Company through the applicable vesting dates; and (d) reimbursement for reasonable relocation expenses not to exceed $100,000 and reasonable temporary housing expenses not to exceed $25,000, subject to repayment under certain circumstances. In addition, Mr. Hole was eligible to receive a cash incentive award under the Company's annual incentive plan with a target bonus opportunity of 75% of his annual base salary (to be prorated for his partial year of service in 2024).

Michael Carlson: We entered into an employment agreement with Mr. Carlson in 2022, which provided for his initial compensation and benefits, including an initial base salary, annual bonus opportunity, and initial equity awards. Mr. Carlson's employment agreement is on the Company's standard form of Executive Employment Agreement, a copy of which was previously filed with the SEC as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Change in Control Benefits

The "Change in Control Period" in Mr. Hole's and Mr. Carlson's Employment Agreements commences three months prior to the occurrence of the Change in Control and ends 12 months following the Change in Control. Upon a termination without "Cause" (other than a termination due to death or disability) or resignation for "Good Reason," in each case, outside of the Change in Control Period (each, as defined in the employment agreements), the NEO would be eligible to receive: (i) payment of any bonus earned, but not yet paid for the year prior to the year of termination; (ii) an amount equal to nine months in the cases of Mr. Hole and Mr. Carlson, of annual base salary in effect immediately prior to termination; (iii) payment of a pro rata bonus for the year of termination based on actual performance; (iv) payment or reimbursement for the premiums that the NEO would be required to pay to maintain continued health coverage under COBRA for a period of up to nine months following the date of termination; and (v) for Mr. Carlson, the accelerated vesting of certain outstanding equity awards. Receipt of all such payments and benefits would be subject to the NEO's execution and non-revocation of a release of claims and his continued compliance with the covenants set forth in his employment agreement.

Upon a termination without Cause (other than a termination due to death or disability) or resignation for Good Reason, in each case, during the Change in Control Period, the NEO would be eligible to receive: (i) cash payment equal to one times the sum of the NEO's annual base salary plus target bonus; (ii) payment of any bonus earned, but not yet paid for the year prior to the year of termination; (iii) payment of a pro-rata bonus for the year of termination based on actual performance; and (iv) payment or reimbursement for the premium that the NEO would be required to pay to maintain continued health coverage under COBRA for a period of up to twelve months following the date of termination. Receipt of all such payments and benefits would be subject to the NEO's execution and non-revocation of a release of claims and his continued compliance with the covenants set forth in the employment agreements.

Carrington Separation Agreement

Mr. Carrington served as a Strategic Advisor until December 31, 2024, at which time his employment with the Company was terminated. In connection with Mr. Carrington's termination, we entered into a Separation and Release of Claims Agreement with Mr. Carrington. In addition, because Mr. Carrington's departure constituted a termination without cause, he was entitled to the following payments and benefits pursuant to the terms and applicable provisions of his Employment Agreement, which we entered into with Mr. Carrington in 2021: (i) a cash payment of $600,000, being equal to 12 months of his annual base salary in effect on the Separation Date, less applicable taxes and withholdings; (ii) reimbursement for up to 12 months for 100% of the monthly premium costs of continuation coverage under COBRA; (iii) accelerated vesting of 171,428 RSUs (with all other outstanding and unvested stock options and RSUs being forfeited as of the Separation Date); and (iv) all stock options that were vested as of the Separation Date will remain exercisable until the earlier of (A) the date three months following the Separation Date and (B) the expiration of the term of such stock options as set forth in the applicable award agreement. All of the foregoing are pursuant to the 2021 Employment Agreement and in consideration of Mr. Carrington's non-revocation of the release of claims in favor of the Company, and his continued compliance with certain confidentiality, non-disparagement, and non-competition covenants.

The 2021 Plan

Pursuant to the terms of the 2021 Equity Incentive Plan, and unless provided otherwise in an award agreement or other agreement between us or an affiliate and the participant, in the event of Change in Control (as defined in the 2021 Plan), our Board will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Change in Control:

- arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Change in Control);

- arrange for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

- accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by our Board, with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

- arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the award;

- cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as our Board, in its reasonable determination, may consider appropriate as an approximation of the value of the cancelled award; and

- cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment equal to the excess, if any, of (A) the value in the Change in Control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.

Our Board need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award. In the absence of any affirmative determination by our Board at the time of a Change in Control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a successor corporation, unless the successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as our Board will determine (or, if our Board does not determine such a date, to the date that is five (5) days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.

The 2024 Plan

In the event of a Change in Control (as defined in the 2024 Equity Incentive Plan), the Board will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the Change in Control:

- arrange for the surviving corporation or acquiring corporation (or the parent company thereof) to assume or continue the award or to substitute a similar award for the award;

- arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the parent company thereof);

- accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by the Board (or, if the Board will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

- arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the award;

- cancel, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such consideration (in cash, property, securities or a combination thereof), if any, as the Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award; and

- cancel, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment equal to the excess, if any, of (A) the value in the Change in Control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise; provided, that the Board may cancel and terminate without payment any option or SAR with an exercise price equal to or in excess of the value of the shares of common stock subject to such option or SAR determined as of immediately prior to the Change in Control.

The Board need not take the same action with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by the Board at the time of a Change in Control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary thereof, unless such successor corporation does not agree to assume or substitute the award, in which case the vesting of such award will accelerate (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.

An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the award agreement for such award or as may be provided in any other written agreement with the participant, but in the absence of such provision, no such acceleration will occur.

Other Compensation Plans

Health and Welfare Plans and 401(k) Plan. The NEOs are eligible to participate in the Company's employee benefit plans and programs, including medical and dental benefits, flexible spending accounts, long-term care benefits, and short- and long-term disability and life insurance, to the same extent as the Company's other full-time employees, subject to the terms and eligibility requirements of those plans. The NEOs also participate in our 401(k) plan, subject to limits imposed by the Internal Revenue Code, to the same extent as the Company's other full-time employees.

Other Benefits. We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans.

Limited Perquisites. We provide only limited perquisites to our NEOs. None of our NEOs (other than David Buzby, in his capacity as Interim CEO), received $10,000 or more of perquisites or other personal benefits from the Company in 2024.

Stock Ownership Guidelines

In April 2022, the Compensation Committee adopted Stock Ownership Guidelines that apply to our executive officers and directors. The guidelines are intended to further the Company's goal of promoting sound corporate governance practices by aligning the financial interests of the executive officers and directors with those of our stockholders.

Under the guidelines, our CEO is expected to maintain ownership of Stem common stock representing five times his annual base salary, and each other executive officer is expected to maintain ownership of Stem common stock representing two times his or her annual base salary. Board members are each expected to maintain ownership of Stem common stock representing four times his or her annual cash retainer. Under the guidelines, our executives and board members have five years to satisfy the ownership requirements. During that time, directors and executive officers are expected to retain 50% of the net shares acquired upon stock option exercises and RSU vesting, until they achieve their minimum requirement under the guidelines.

As of March 31, 2025, all of our NEOs and board members were in compliance with our stock ownership guidelines.

Insider Trading Policy and Prohibitions on Hedging and Pledging

We have adopted insider trading policies and procedures governing the purchase, sale, and other transactions in Company securities by the Company's directors, officers, employees, consultants, and contractors, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations and NYSE listing standards.

Our Insider Trading Policy prohibits (a) short-term trading; (b) short sales; (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; (d) hedging transactions; and (e) encourages individuals to exercise caution when pledging Company securities as collateral for a loan. As of December 31, 2024, no shares of Company common stock beneficially owned by a director or executive officer is subject to a pledge.

In addition, from time to time, the Company may engage in transactions in its own securities, including share issuances and repurchases. The Company's practices with respect to share issuances and repurchases, which are overseen by the Finance and Legal departments (and, if appropriate, approved by the Board or appropriate committee), are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations, and NYSE listing standards. Transactions pursuant to equity-based compensation arrangements are conducted in accordance with the terms of the plans and agreements.

Executive Compensation Recoupment Policy

We adopted a clawback policy in October 2023 that is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover the excess incentive-based compensation received by any covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. Our clawback policy is filed as Exhibit 97 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Equity Grant Timing

The Compensation Committee approves and grants annual equity awards at approximately the same time each year, in late February. The Compensation Committee may also consider and approve interim or mid-year grants from time to time based on business needs, such as when a new executive joins the Company. The Committee does not take material nonpublic information into account when determining the timing and terms of equity awards and does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

PAY VERSUS PERFORMANCE

The Company has prepared this disclosure in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the Exchange Act ("Item 402(v)") and does not necessarily reflect value actually realized by our NEOs or how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. For discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, please review "Executive Compensation" beginning on or around page 55.

Pay Versus Performance Table

The following table and related disclosure provide the information required for our NEOs for each of the fiscal years ended December 31, 2024, 2023, and 2022 along with the required financial information required for each fiscal year:

Year	Summary Compensation Table Total for Former Interim CEO (Buzby) $	Compensation Actually Paid to Former Interim CEO (Buzby) $ [1]	Summary Compensation Table Total for Former CEO (Carrington) $	Compensation Actually Paid to Former CEO (Carrington) $ [1]	Average Summary Compensation Table Total for Non-CEO NEOs $ [1]	Average Compensation Actually Paid to Non-CEO NEOs $ [1],[2]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return ("TSR")	Net Income (in millions) $
2024 ...	887,557	699,333	2,296,957	(3,541,104)	1,138,587	816,569	3.18	(854.0)
2023 ...	—	—	3,884,232	(6,086,830)	3,154,648	380,032	20.45	(140.4)
2022 ...	—	—	3,140,333	(13,241,250)	3,491,627	2,863,999	47.13	(124.1)

Deductions from, and additions to, total compensation in the Summary Compensation Table for 2024 to calculate Compensation Actually Paid include:

	2024		
	David Buzby	John Carrington	Average Other NEOs [2]
Total Compensation from Summary Compensation Table	**$ 887,557**	**$ 2,296,957**	**$1,138,587**
Adjustments for Equity Awards			
Adjustment for grant date values in the Summary Compensation Table	$(304,000)	$ (974,821)	$ (703,999)
Year-end fair value of unvested awards granted in the current year	$ 66,472	$ —	$ 604,736
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$ —	$ —	$ (191,359)
Fair values at vest date for awards granted and vested in current year	$ 112,019	$ —	$ —
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$ (62,716)	$(2,012,455)	$ (31,396)
Forfeitures during current year equal to prior year-end fair value	$ —	$(2,850,785)	$ —
Dividends or dividend equivalents not otherwise included in total compensation	$ —	$ —	$ —
Total Adjustments for Equity Awards	**$(188,224)**	**$(5,838,061)**	**$ (322,018)**
Compensation Actually Paid (as calculated)	**$ 699,333**	**$(3,541,104)**	**$ 816,569**

*   All stock option and Performance Stock Unit (PSU) valuations included in "Compensation Actually Paid" values were performed using the Black-Scholes option pricing model and Monte Carlo simulation valuation method, respectively, in a manner consistent with the process used to determine stock option grant date fair values under ASC 718. All stock award valuations (other than for PSUs) included in "Compensation Actually Paid" values were performed using the closing price of the Company's common stock.

(2)   The other NEOs in each covered year were as follows:

- 2024: Doran Hole, Michael Carlson
- 2023: William Bush, Saul Laureles, Alan Russo, Prakesh Patel
- 2022: William Bush, Saul Laureles, Kim Homenock, Robert Schaefer

Analysis of the Information Presented in the Pay versus Performance Table

Our executive compensation program reflects a variable pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

The illustrations below provide a graphical description of CAP (as calculated in accordance with the SEC rules) and the following measures:

- Cumulative TSR

- Net Income





EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2024 about our equity compensation plans, all of which have been approved by our stockholders (and does not take into account the potential effect of Proposal 2 to approve the amendment and restatement to the Stem, Inc. 2024 Equity Incentive Plan (for purposes of this document section, the "2024 Plan")). As of that date, we had outstanding awards under three equity compensation plans: the 2009 Equity Incentive Plan (the "2009 Plan"), the 2021 Equity Incentive Plan (the "2021 Plan") and the 2024 Plan. Awards currently may be granted only under our 2024 Plan.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights [1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [2]	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	8,552,283	$5.5952	8,337,338
Equity compensation plans not approved by security holders	N/A	N/A	N/A

[1] Reflects all shares of common stock subject to outstanding options, RSUs, and PSUs granted under the 2009 Plan, the 2021 Plan, and the 2024 Plan.

[2] The weighted average exercise price relates solely to outstanding stock options, since shares subject to the RSUs and PSUs have no exercise price.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for periodically reviewing and approving the form and amount of compensation paid to our non-employee directors for their service on our Board and its committees. Generally, directors who are employees of the Company do not receive compensation for serving on the Board.

In making non-employee director compensation recommendations, the Compensation Committee takes various factors into consideration, including the responsibilities of directors generally, as well as committee chairs, and the form and amount of compensation paid to directors by peer companies.

As a general matter, our Compensation Committee annually reviews our non-employee director compensation. However, in 2024, the Committee determined that, given the Company's then-current stock price and in the interest of conserving cash, it would not undertake a market review of non-employee director pay. As a result, for the second consecutive year, the Committee did not approve any non-employee director pay increases at that time.

Cash Compensation. The following table shows the cash retainer for service on the Board and various committees. Cash payments were made quarterly in arrears. Compensation for committee chair service is in lieu of compensation for committee membership, and not in addition to it.

Position	Cash Retainer ($)
Board Member	60,000
Additional Retainers	
Chairman of the Board	—
Audit Committee Chair	20,000
Compensation Committee Chair	12,000
Nominating Committee Chair	10,000
Audit Committee Member	10,000
Compensation Committee Member	6,000
Nominating Committee Member	4,000

Equity Compensation. Upon election or re-election to our Board and in connection with each annual meeting of stockholders, non-employee directors receive an annual equity grant of time-based RSUs with a target grant date fair value of $140,000, subject to an overall per-director limit of $600,000 on the total cash fees paid and value of equity granted in a single year. In 2024, each non- employee director was awarded 110,236 RSUs, which will vest in full on May 29, 2025, the anniversary of our 2024 Annual Meeting of Stockholders.

Gerard Cunningham Special Compensation. In addition to compensation earned for Board service, Mr. Cunningham received payments for his advisory services to the Board, including on the Board's Software Strategy Working Group (an *ad hoc* non-Committee advisory body). See footnotes 3, 4 and 5 to the table below for details.

The following table shows total compensation received by our non-employee directors for their service in 2024, calculated in accordance with SEC rules. Mr. Carrington, our former CEO, did not receive compensation for his Board service during the period he served on our Board in 2024. Mr. Buzby, our former Executive Chair and Interim CEO, received compensation for his roles in 2024.

2024 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Option Awards ($)	All Other Compensation ($)	Total ($)
David Buzby	87,000	110,236	—	—	226,400
Ira Birns	72,174	110,236	—	—	211,574
Adam E. Daley	70,000	110,236	—	—	209,400
Gerard Cunningham[2]	166,182[3]	253,103[4]	45,000[5]	112,136[6]	576,421
Michael C. Morgan[7]	72,000	110,236	—	—	211,574
Anil Tammineedi	74,000	110,236	—	—	213,574
Laura D'Andrea Tyson . . .	70,000	110,236	—	—	209,400
Jane Woodward[8]	70,000	110,236	—	—	209,400

[1] Amounts reported for all directors, except Mr. Cunningham, reflect the aggregate grant date fair value of RSUs calculated in accordance with applicable accounting standards and based on the closing price of our common stock on May 29, 2024 (the grant date of the RSUs) of $1.27. These amounts may not correspond to the actual value eventually realized by each director because the value depends on the market value of our common stock at the time the RSUs vest. As of December 31, 2024, none of our non-employee directors held outstanding equity awards, other than those shown in the table above, except for Mr. Buzby who holds 23,717 stock options that were awarded before the Merger.

[2] Mr. Cunningham resigned from the Board effective February 28, 2025.

[3] In addition to the Board's annual cash retainer, Mr. Cunningham received special cash payments of $35,700 and $103,449 on July 18, 2024 and August 28, 2024, respectively, for his service on the Board's Software Strategy Working Group.

[4] Reflects a pro-rated grant of 12,138 RSUs in connection with Mr. Cunningham's appointment to the Board. In addition, Mr. Cunningham received two further RSU awards, for his service on the Software Strategy Working Group: (a) first, a grant of 110,236 RSUs on May 29, 2024, with a grant date fair value of $140,000, calculated in accordance with applicable accounting standard and based on the closing price of our common stock of $1.27 on the date of grant, and (b) second, 75,727 RSUs on July 18, 2024, with a grant date fair value of $97,688, calculated in accordance with applicable accounting standard and based on the closing price of our common stock of $1.29 on the date of grant.

[5] Mr. Cunningham received a grant of 45,000 stock options on August 28, 2024 for his service on the Software Strategy Working Group. Of these, a total of 15,000 of these stock options were forfeited, following the early termination of Mr. Cunningham's service to the working group. The grant date fair value of Mr. Cunningham's option awards was computed in accordance with ASC Topic 718 and reflects the accounting grant date value of such award. A description of the methodologies and assumptions we use to value option awards, and the manner in which we recognize the related expense, is described in Note 16, "Stock-Based Compensation," to our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024.

[6] In connection with his resignation from the Board, the Board approved the accelerated vesting of the following of Mr. Cunningham's outstanding RSUs: (i) accelerated vesting of the 110,236 RSUs that were scheduled to vest on May 29, 2025 and (ii) accelerated vesting of the 75,727 RSUs that were scheduled to vest on June 26, 2025.

[7] Mr. Morgan resigned from the Board effective October 7, 2024. As a result, the entirety of his unvested RSUs granted on May 29, 2024 was forfeited.

[8] Ms. Woodward resigned from the Board effective January 31, 2025. As a result, the entirety of her unvested RSUs granted on May 29, 2024 was forfeited.

Non-employee directors who begin their Board, Board Chair, committee or committee chair service after the Annual Meeting of Stockholders receive a prorated amount of annual compensation. Messrs. Guruswamy and Shivram did not receive compensation in 2024 as they were not appointed to the Board until 2025. The Company also reimburses non-employee directors for reasonable travel and other business expenses incurred in the performance of their services for the Company, in accordance with our expense reimbursement policy as in effect from time to time.

CERTAIN INFORMATION ABOUT OUR COMMON STOCK

Security Ownership by Management and our Board

The following table and accompanying footnotes set forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 2025 for (i) each director and director nominee, (ii) each of our NEOs, and (iii) all current directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security, or has the right to acquire such powers within 60 days.

The beneficial ownership percentages set forth in the table below are based on 166,172,052 shares of our common stock issued and outstanding as of March 31, 2025. The number of shares beneficially owned by each person or group as of March 31, 2025 includes shares of common stock that such person or group has the right to acquire within 60 days of March 31, 2025, including shares upon the exercise of options to purchase common stock or the vesting of RSUs. References to options in the footnotes to the table below include only options outstanding as of March 31, 2025 that are currently exercisable or that become exercisable within 60 days of March 31, 2025, and references to RSUs in the footnotes to the table below are only to RSUs outstanding as of March 31, 2025 and that vest within 60 days of March 31, 2025.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to the shares listed and the address of each individual is the Company's address set forth on the first page of this Proxy Statement.

Name and Address	Shares Beneficially Owned	Percentage of Total
Named Executive Officers and Directors		
David Buzby [1]	1,433,001	*
John Carrington [2]	1,984,229	1.2%
Doran Hole	—	—
Michael Carlson [3]	344,344	*
Ira Birns [4]	134,420	*
Adam E. Daley [5]	348,774	*
Vasudevan (Vasu) Guruswamy [6]	62,222	*
Krishna Shivram [6]	62,222	*
Anil Tammineedi [7]	4,449,596	2.7%
Laura D'Andrea Tyson [8]	159,747	*
All current directors and executive officers as a group		
(14 persons) [9]	8,553,036	5.1%

* Represents beneficial ownership of less than one percent.

[1] Includes (a) 490,384 options to purchase shares of common stock held by Mr. Buzby, and (b) 641,209 shares of common stock held by the David S. Buzby Revocable Trust, of which Mr. Buzby serves as trustee and over which he holds sole voting and investment power.

[2] Mr. Carrington was terminated without cause as CEO and stepped down from his Board membership effective September 11, 2024.

[3] Includes 120,422 options to purchase shares of common stock.

[4] Includes 110,236 restricted stock units.

(5) Includes (a) 110,236 restricted stock units held by Mr. Daley, (b) 92,776 shares held by Daley Revocable Trust, of which Mr. Daley serves as co-trustee, and (c) 96,251 shares held by Daley Investment Trust, of which Mr. Daley serves as co-trustee. With respect to each trust, Mr. Daley shares voting and investment power with his spouse.

(6) Includes 62,222 restricted stock units.

(7) Includes (a) 110,236 restricted stock units and (b) 4,289,849 shares of common stock held by Angeleno Investors III, L.P. Mr. Tammineedi is a Principal at Angeleno Group, an affiliate of Angeleno Investors III, L.P., and may be deemed to share voting and investment power with respect to all shares held by Angeleno Investors III, L.P.

(8) Includes 110,236 restricted stock units.

(9) Includes (a) 1,142,530 options to purchase shares of common stock and (b) 579,787 restricted stock units. Other than the 490,384 options to purchase shares of common stock held by Mr. Buzby, all of such options are held by our executive officers.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of March 31, 2025, with respect to entities known by the Company to be the beneficial owners of more than 5% of our common stock, based solely on the information reported by such persons in their Schedule 13G filings with the SEC. For each entity included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such entity by the 166,172,052 shares of common stock outstanding on March 31, 2025.

Name and Address	Shares Beneficially Owned	Percentage of Total
BlackRock, Inc. [1]	11,415,865	6.9%
50 Hudson Yards		
New York, NY 10001		
The Vanguard Group [2]	8,655,953	5.2%
100 Vanguard Blvd.		
Malvern, PA 19355		

(1) Based solely on a Schedule 13G/A filed on January 26, 2024 by BlackRock, Inc. Such filing indicates that BlackRock, Inc. has sole voting power with respect to 11,066,857 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 11,415,865 shares, and shared dispositive power with respect to 0 shares.

(2) Based solely on a Schedule 13G/A filed on November 12, 2024 by The Vanguard Group. Such filing indicates that The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 68,646 shares, sole dispositive power with respect to 8,530,250 shares, and shared dispositive power with respect to 125,703 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, among others, to file an initial report of ownership of Stem common stock on Form 3 and reports of changes in ownership on Form 4 or Form 5. The Company believes, based solely on a review of the forms filed with the SEC and on written representations from reporting persons, that with respect to the fiscal year ended December 31, 2024, all of its executive officers, directors, and beneficial owners (if any) of more than 10% of its equity securities filed on a timely basis the reports required to be filed under Section 16(a) of the Exchange Act except that the following Section 16 reports were not timely filed: one Form 4 for Mr. Carrington reporting one late transaction; one Form 4/A for Mr. Buzby reporting two late transactions; and one Form 3/A for Mr. Hofeldt.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

The Board has a written policy governing the review, approval, and ratification of "related person transactions." Under SEC rules, as applied by the Board, "related persons" include any director, executive officer, director nominee, or greater than 5% stockholder of Stem since the beginning of the previous fiscal year, and their immediate family members. The policy applies to any transaction in which Stem is a participant and any related person has a direct or indirect material interest, where the amount involved exceeds $100,000, unless excluded under Item 404(a) of SEC Regulation S-K.

The Nominating Committee, with assistance from the Company's Chief Legal Officer and Secretary, is responsible for reviewing and, where appropriate, approving any related person transaction involving Stem and any related persons. The Nominating Committee approves only those related person transactions that are in, or are not inconsistent with, the best interests of Stem and its stockholders.

Since the beginning of 2023, there were no related person transactions under the relevant standards.

Related Party Transaction Policy and Review Process

Our related party transaction policy sets forth our procedures for the identification, review, consideration, and approval or ratification of related person transactions. Transactions involving compensation for services provided to us as an employee or director, among other limited exceptions, are deemed to have standing pre-approval by the Nominating Committee but may be specifically reviewed if appropriate in light of the facts and circumstances.

Under the policy, if a transaction has been identified as a related party transaction, our management must present information regarding the related party transaction to our Nominating Committee for review, consideration, and approval or ratification. We will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our directors, officers, and employees have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our Nominating Committee will take into account the relevant available facts and circumstances including, but not limited to: (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and (ii) the extent of the interest of the related person in the transaction.

OTHER MATTERS

Stockholder Proposals and Director Nominations for Next Year's Annual Meeting

Pursuant to Rule 14a-8 of the Exchange Act, stockholders who wish to submit proposals for inclusion in the proxy statement for the 2026 Annual Meeting of Stockholders must send such proposals to our Corporate Secretary at *Corporate_Secretary@stem.com*, with a confirmation copy sent by mail to the address set forth on the first page of this Proxy Statement. Such proposals must be received by us as of 6:00 p.m. Pacific Time on December 24, 2025 and must comply with Rule 14a-8 of the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

As set forth in our Bylaws, if a stockholder intends to make a nomination for director election or present a proposal for other business (other than pursuant to Rule 14a-8 of the Exchange Act) at the 2026 Annual Meeting of Stockholders, the stockholder's notice must be received by our Corporate Secretary at the address set forth on the first page of this Proxy Statement no earlier than the 120th day and no later than the 90th day before the anniversary of the last annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be delivered no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the date on which the Company makes the first public announcement of the date of such annual meeting. Therefore, unless the 2026 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after the anniversary of the Annual Meeting, notice of proposed nominations or proposals (other than pursuant to Rule 14a-8 of the Exchange Act) must be received by our Corporate Secretary no earlier than February 4, 2026 and no later than the 6:00 p.m. Pacific Time on March 6, 2026.

Any such director nomination or stockholder proposal must be a proper matter for stockholder action and must comply with the terms and conditions set forth in our Bylaws (which include the timing and information required under Rule 14a-19 of the Exchange Act). If a stockholder fails to meet these deadlines or fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Delivery of Documents to Stockholders Sharing an Address

A number of brokerage firms have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders who have the same address and do not participate in electronic delivery of proxy materials will receive only one copy of the proxy materials, including this Proxy Statement, the Notice, and our Annual Report on Form 10-K for the year ended December 31, 2024, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. This procedure helps to reduce duplicate mailings and save printing costs and postage fees, as well as natural resources. If you received a "householding" mailing this year and would like to have additional copies of the proxy materials mailed to you, please send a written request to our Corporate Secretary at the address set forth on the first page of this Proxy Statement, or call (877) 374-7836, and we will promptly deliver the proxy materials to you. Please contact your broker if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future, or if you would like to opt out of "householding" for future mailings.

Availability of Additional Information

We will provide, free of charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including exhibits, on the written or oral request of any stockholder of the Company. Please send a written request to our Corporate Secretary at the address set forth on the first page of this Proxy Statement, or call the number above.

[This page intentionally left blank]

APPENDIX A: STEM, INC. AMENDED & RESTATED 2024 EQUITY INCENTIVE PLAN

STEM, INC.

2024 EQUITY INCENTIVE PLAN

Amended and Restated as of June 4, 2025 (the "Effective Date")

1. GENERAL.

(a) **Purpose**. This Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of the Common Stock.

(b) **Eligible Award Recipients**. Employees, Directors and Consultants are eligible to receive Awards.

(c) **Available Awards**. This Plan provides for the grant of the following Awards, any of which may be subject to the achievement of Performance Goals: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Restricted Stock Awards; and (v) Restricted Stock Unit Awards.

(d) **History**. The Plan was originally effective on May 29, 2024 (the "Original Effective Date"). Following the Original Effective Date, no further equity compensation awards were granted pursuant to the Prior Plan.

2. ADMINISTRATION.

(a) **Administration by Board**. The Board will administer this Plan. The Board may delegate administration of this Plan to a Committee or Committees, as provided in Section 2(c).

(b) **Powers of Board**. The Board will have the power, subject to, and within the limitations of, the express provisions of this Plan:

(i) To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when or how a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret this Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of this Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in this Plan or in any Award Document, in a manner and to the extent it will deem necessary or expedient to make this Plan or Award fully effective.

(iii) To settle all controversies regarding this Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, or to extend, in whole or in part, the time during which an Award may be exercised or vest, or at which cash or shares of Common Stock may be issued.

(v) To suspend or terminate this Plan at any time, including to impose a "blackout" or other periods during which Awards may not be exercised or settled. Except as otherwise provided in this Plan or an Award Document, suspension or termination of this Plan will not materially impair a Participant's rights under his or her then-outstanding Award without his or her written consent except as provided in subsection (viii) below.

(vi) To amend this Plan in any respect the Board deems necessary or advisable, including, without limitation, adopting amendments relating to Incentive Stock Options and nonqualified deferred compensation under Section 409A of the Code and/or making this Plan or Awards granted under this Plan exempt from or compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. To the extent required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of this Plan that (A) materially increases the number of shares of Common Stock available for issuance under this Plan, (B) materially expands the class of individuals eligible to receive Awards under this Plan, (C) materially increases the benefits accruing to Participants under this Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under this Plan, (E) materially extends the term of this Plan, or (F) materially expands the types of Awards available for issuance under this Plan. Except as otherwise provided in this Plan (including subsection (viii) below) or an Award Document, no amendment of this Plan will materially impair a Participant's rights under an outstanding Award without the Participant's written consent.

(vii) To submit any amendment to this Plan for stockholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding "incentive stock options" or (B) Rule 16b-3 of the Exchange Act or any successor rule, if applicable.

(viii) To approve forms of Award Documents for use under this Plan and to amend the terms of any one or more outstanding Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Documents for such Awards, subject to any specified limits in this Plan that are not subject to Board discretion. A Participant's rights under any Award will not be impaired by any such amendment unless the Company requests the consent of the affected Participant, and the Participant consents in writing. However, a Participant's rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights. In addition, subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code, or (D) to comply with other applicable laws or listing requirements.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of this Plan and/or Award Documents.

(x) To adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by persons eligible to receive Awards under this Plan who are not citizens of or who are not subject to taxation by or who are employed outside of the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States. Board approval will not be necessary for immaterial modifications to this Plan or any Award Document that are required for compliance with the laws of the relevant jurisdiction.

(c) **Delegation to Committee**.

(i) General. The Board may delegate some or all of the administration of this Plan to a Committee or Committees. If administration of this Plan is delegated to a Committee, the Committee will have, in connection with the administration of this Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee). Any delegation of administrative powers will be reflected in the charter of the Committee to which the delegation is made, or resolutions, not inconsistent with the provisions of this Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to any subcommittee. Unless otherwise provided by the Board, delegation of authority by the Board to a Committee, or to an Officer or employee pursuant to Section 2(d), does not limit the authority of the Board, which may continue to exercise any authority so delegated and may concurrently administer this Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. The Committee may consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3 of the Exchange Act.

(d) **Delegation to an Officer**. The Board may delegate to one (1) or more Officers the authority to do one or both of the following, to the maximum extent permitted by applicable law: (i) designate Employees who are not Officers to be recipients of Stock Awards and the terms of such Stock Awards; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the following: (1) the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer; (2) the time period during which such Stock Awards may be granted and the time period during which the shares of Common Stock issuable upon exercise of a Stock Award may be issued; (3) a minimum amount of consideration (if any) for which such Stock Awards may be issued and a minimum amount of consideration for the shares of Common Stock issuable upon the exercise of a Stock Award; and (4) that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on a form that is substantially the same as the form of Stock Award Document approved by the Committee or the Board for use in connection with such Stock Awards, unless otherwise provided for in the resolutions approving the delegation authority.

(e) **Award Vesting Limitations**. Notwithstanding any other provision of the Plan to the contrary, Stock Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one (1) year anniversary of the date of grant except (i) with respect to an Award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business and (ii) with respect to an Award granted to a Non-Employee Director that vests on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders (provided that such next annual meeting is at least 50 weeks after the immediately preceding year's annual meeting); provided, further, that (x) up to 5% of the aggregate number of shares of Common Stock authorized for issuance under this Plan (as described in Section 3(a)) may be issued pursuant to Awards that are subject to vesting periods of less than one-year, and (y) the foregoing restriction does not apply to the Board's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, Disability, or a Change in Control, in the terms of the Award or otherwise.

(f) **Effect of Board's Decision**. All determinations, interpretations and constructions made by the Board (or a duly authorized Committee, subcommittee or Officer exercising powers delegated by the Board under this Section 2) in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES SUBJECT TO THIS PLAN.

(a) **Share Reserve**.

(i) As of the Effective Date, and subject to adjustment as provided in Section 9(a), a total of 13,074,979 shares of Common Stock shall be authorized for issuance pursuant to Stock Awards granted under the Plan, less one share for every one share granted under this Plan after *March 31,* 2025 and prior to the Effective Date (the "**Share**

Reserve"). The foregoing shall also be increased by any shares of Common Stock that would have been issuable pursuant to outstanding awards under the Prior Plans that, on or after the Original Effective Date, cease for any reason to be subject to any such awards under the Prior Plans (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares of Common Stock).

(ii) For clarity, the Share Reserve is a limitation on the number of shares of Common Stock that may be issued under this Plan. As a single share may be subject to grant more than once (e.g., if a share subject to a Stock Award is forfeited, it may be made subject to grant again as provided in Section 3(b) below), the Share Reserve is not a limit on the number of Stock Awards that can be granted.

(iii) Shares may be issued under the terms of this Plan in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under this Plan.

(b) **Reversion of Shares to the Share Reserve**. If a Stock Award or any portion of a Stock Award (i) expires, is cancelled or forfeited or otherwise terminates without all of the shares covered by the Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, cancellation, forfeiture, termination or settlement will not reduce (or otherwise offset) the number of shares of Common Stock that are available for issuance under this Plan. If any shares of Common Stock issued under a Stock Award are forfeited back to, reacquired at no cost by, or repurchased at cost by the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares that are forfeited, reacquired or repurchased will revert to and again become available for issuance under this Plan. The following shares of Common Stock shall not be recredited to the Share Reserve and may not again be used for new Stock Awards under this Plan: (x) shares of Common Stock not issued or delivered as a result of the net settlement of an outstanding Stock Award, (y) shares of Common Stock used to pay the exercise price or withholding taxes related to any outstanding Stock Award, or (z) shares of Common Stock reacquired by the Company with the amount received upon exercise of an Option.

(c) **Incentive Stock Option Limit**. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued on the exercise of Incentive Stock Options will be 13,074,979 shares of Common Stock.

(d) **Source of Shares**. The stock issuable under this Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise or shares classified as treasury shares.

(e) **Non-Employee Director Compensation Limit**. The maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, together with any cash fees paid to such Non-Employee Director during such fiscal year in respect of such Non-Employee Director's service as a member of the Board during such fiscal year, shall not exceed a total value of $600,000 (calculating the value of any Awards based on the grant date fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto)). Notwithstanding the foregoing, the Board may provide, in its discretion, for exceptions to this limit for a Non-Employee Director, *provided* that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled if later.

(f) **Dividends and Dividend Equivalents**. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall remain subject to vesting requirement(s) to the same extent as the underlying Award and shall only be paid at the time or times such vesting requirement(s) are satisfied. In no event shall dividends or dividend equivalents be paid with respect to Options or SARs.

4. ELIGIBILITY.

(a) **Eligibility for Specific Stock Awards**. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) **Ten Percent Stockholders**. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Document will conform to (through incorporation of provisions hereof by reference in the applicable Award Document or otherwise) the substance of each of the following provisions:

(a) **Term**. Subject to Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Document.

(b) **Exercise Price**. Subject to Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a corporate transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) **Purchase Price for Options**. The purchase price of Common Stock acquired pursuant to the exercise of an Option, which shall be denominated in U.S. dollars, may be paid, to the extent permitted by applicable law, either by cash, check, bank draft or money order payable to the Company or, as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below:

(i) pursuant to a program developed under Regulation T as promulgated by the United States Federal Reserve Board or a successor regulation, or a similar rule in a foreign jurisdiction of domicile of a Participant, that, prior to or contemporaneously with the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the proceeds of sale of such stock;

(ii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock; provided, that, unless otherwise specifically provided in the Option, the exercise price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held during the period of time required to avoid a charge to earnings for financial accounting purposes or a violation of applicable law;

(iii) if an Option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(iv) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Document.

(d) **Exercise and Payment of a SAR**. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Award Document evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR (with respect to which the Participant is exercising the SAR on such date), over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Document evidencing such SAR.

(e) **Transferability of Options and SARs**. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board determines. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration, and in no event may an Option or SAR be transferred to a third-party financial institution for value.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by U.S. Treasury Regulation 1.421-1(b)(2) or other applicable law. If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) **Vesting Generally**. Subject to Section 2(e), the total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The

Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) **Termination of Continuous Service**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant's Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR will terminate.

(h) **Extension of Termination Date**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of three (3) months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. In addition, unless otherwise provided in a Participant's applicable Award Document, or other agreement between the Participant and the Company, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, and the Company does not waive the potential violation of the policy or otherwise permit the sale, or allow the Participant to surrender shares of Common Stock to the Company in satisfaction of any exercise price and/or any withholding obligations under Section 8(g), then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document.

(i) **Disability of Participant**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) **Death of Participant**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in this Plan or the applicable Award Document, or other agreement between the Participant and the Company, for exercisability after the termination of the Participant's Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date 18 months following the date of death, and (ii) the expiration of the term of such Option or SAR as set forth in the applicable Award Document. If, after the Participant's death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR will terminate.

(k) **Termination for Cause**. Except as explicitly provided otherwise in a Participant's Award Document or other individual written agreement between the Company or any Subsidiary and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service). If a Participant's Continuous Service is suspended pending an investigation of the existence of Cause, all of the Participant's rights under the Option or SAR will also be suspended during the investigation period.

(l) **Non-Exempt Employees**. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least 6 months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the U.S. Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Change in Control in which such Option or SAR is not assumed, continued, or substituted, or (iii) upon the non-exempt Employee's retirement (as such term may be defined in the non-exempt Employee's applicable Award Document, in another agreement between the non-exempt Employee and the Company, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than 6 months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt Employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the U.S. Worker Economic Opportunity Act to ensure that any income derived by a non-exempt Employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from such employee's regular rate of pay, the provisions of this paragraph will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Documents.

(m) **No Repricing**. Neither an Option nor SAR may be modified to reduce the exercise price thereof nor may (i) a new Option, SAR or other Award at a lower price be substituted or exchanged for a surrendered Option or SAR, (ii) any Option or SAR with an exercise price that exceeds the Fair Market Value of a share of Common Stock be exchanged for a new Option, SAR, cash or other consideration (other than in connection with a Change in Control), or (iii) any action be taken that would be considered a "repricing" of an Option or SAR under the applicable listing standards of the national securities exchange on which the Common Stock is listed, if any (other than adjustments or substitutions in accordance with Section 9(a) relating to Capitalization Adjustments), unless such action is approved by the stockholders of the Company.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) **Restricted Stock Awards**. Each Restricted Stock Award Document will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company's bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse, or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Award Documents need not be identical. Each Restricted Stock Award Document will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or a Subsidiary, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Document may be subject to forfeiture to the Company in accordance with a vesting schedule and subject to such conditions as may be determined by the Board (which may be based on the satisfaction of Performance Goals or other criteria).

(iii) Termination of Participant's Continuous Service. If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Document.

(iv) Transferability. Common Stock issued pursuant to an Award, and rights to acquire shares of Common Stock under the Restricted Stock Award Document, will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Document, as the Board determines in its sole discretion, so long as such Common Stock remains subject to the terms of the Restricted Stock Award Document.

(v) Dividends. Any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate. For avoidance of doubt, no dividends or dividend equivalents shall be paid out or settled unless and until, and then only to the extent that, the underlying Award vests.

(b) **Restricted Stock Unit Awards**. Each Restricted Stock Unit Award Document will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Documents need not be identical. Each Restricted Stock Unit Award Document will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate (which may be based on the satisfaction of Performance Goals or other criteria).

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Document.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Document. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any dividend equivalents and/or additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Document to which they relate. For avoidance of doubt, no dividends or dividend equivalents shall be paid out or settled unless and until, and then only to the extent that, the underlying Award vests.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Document, or other agreement between the Participant and the Company, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

7. COVENANTS OF THE COMPANY.

(a) **Securities Law Compliance**. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act this Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(b) **No Obligation to Notify or Minimize Taxes**. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to, and does not undertake to, provide tax advice or to minimize the tax consequences of an Award to the holder of such Award.

8. MISCELLANEOUS.

(a) **Use of Proceeds from Sales of Common Stock**. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.

(b) **Corporate Action Constituting Grant of Awards**. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the latest date that all necessary corporate action has occurred and all material terms of the Award (including, in the case of stock options, the exercise price thereof) are fixed, unless otherwise determined by the Board, regardless of when the documentation evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Document as a result of a clerical error in the papering of the Award Document, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Document.

(c) **Stockholder Rights**. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) **No Employment or Other Service Rights**. Nothing in this Plan, any Award Document or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or any other capacity or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, including, but not limited to, Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the organizational documents of the Company or an Affiliate (including articles of incorporation and bylaws), and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) **Change in Time Commitment**. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company and any Subsidiaries is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence), or the Participant's role or primary responsibilities are changed to a level that, in the Board's determination does not justify the Participant's unvested Awards, and such reduction or change occurs after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f) **Incentive Stock Option Limitations**. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds USD$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) **Withholding Obligations**. Unless prohibited by the terms of an Award Document, the Company may, in its sole discretion, satisfy any national, state, local or other tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award (only up to the amount permitted that will not cause an adverse accounting consequence or cost); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant, including proceeds from the sale of shares of Common Stock issued pursuant to a Stock Award; or (v) by such other method as may be set forth in the Award Document.

(h) **Electronic Delivery**. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto), or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(i) **Deferrals**. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code (to the extent applicable to a Participant). Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of this Plan and in accordance with applicable law.

(j) **Compliance with Section 409A**. Unless otherwise expressly provided for in an Award Document, or other agreement between the Participant and the Company, this Plan and Award Documents will be interpreted to the greatest extent possible in a manner that makes this Plan and the Awards granted hereunder exempt from Section 409A of the Code, to the extent that Section 409A of the Code is applicable to an Award, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Document evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Document is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Document. Notwithstanding anything to the contrary in this Plan (and unless the Award Document specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code and the Participant is otherwise subject to Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(k) **Clawback/Recovery**. All Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, including, without limitation, the Stem Inc. Clawback Policy. Further, if the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, then the Board may, in its sole discretion (considering any factors the Board deems appropriate, subject to the terms of the Company's clawback policies, if applicable), require a Participant to disgorge or forfeit to the Company that portion of time- and/or performance-based Awards that were granted, earned or vested during the Company's three completed fiscal years immediately preceding the date the Company is required to prepare the accounting restatement, that the Board determines was in excess of the amount that would have been granted, earned or vested during such period based on the restated results. In the case of time-based Awards, a recoupment may occur, in the Board's sole discretion, if the Board concludes that the grant, earning and/or vesting of the Awards would not have been made, or would have been lower had they been based on the restated results, and it is possible to clearly compute the amount of such lesser award. The amount to be recouped shall be determined by the Board in its sole and absolute discretion, and the form of such recoupment may be made, in the Board's sole and absolute discretion, through the forfeiture or cancellation of vested or unvested Awards, cash repayment or both (provided that any recoupment required under the Company's clawback policies shall serve as the minimum amount subject to recoupment). Any decision by the Board that no recoupment shall occur because of difficulties of computation or otherwise shall not be reviewable (subject to the terms of the Company's clawback policies). In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Document as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy or other recoupment provisions will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any Subsidiary.

(l) **Exclusion of Certain Events**. In determining the outcome of a performance goal or performance-based vesting award, the Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j), unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to common stock, (m) any business interruption event, (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) **Capitalization Adjustments**. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to this Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) **Dissolution or Liquidation**. Except as otherwise provided in the Stock Award Document, or other agreement between the Participant and the Company, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) **Change in Control**. The following provisions will apply to Awards in the event of a Change in Control unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Subsidiary and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of this Plan, the Board will take one or more of the following actions with respect to each outstanding Award, contingent upon the closing or completion of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Award or to substitute a similar award for the Award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(v) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such consideration (in cash, property, securities or a combination thereof), if any, as the Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled Award, taking into account the value of the Common Stock subject to the canceled Award, the possibility that the Award might not otherwise vest in full, and such other factors as the Board deems relevant; and

(vi) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value in the Change in Control of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise; *provided*, that the Board may cancel and terminate without payment or consideration any Option or SAR with an exercise price equal to or in excess of the value of the shares of Common Stock subject to such Option or SAR determined as of immediately prior to the Change in Control.

The Board need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of an Award. Any Awards subject to performance-based vesting treatment shall be calculated or deemed earned or vested based on the terms in the individual award agreements or as otherwise determined by the Committee.

In the absence of any affirmative determination by the Board at the time of a Change in Control, each outstanding Award will be assumed or an equivalent Award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the "**Successor Corporation**"), unless the Successor Corporation does not agree to assume the Award or to substitute an equivalent Award, in which case the vesting of such Award will accelerate in its entirety (along with, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Board will determine (or, if the Board will not determine such a date, to the date that is 5 days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.

(d) **Acceleration of Awards upon a Change in Control**. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Document for such Award or as may be provided in any other written agreement between the Company or any Subsidiary and the Participant, but in the absence of such provision, no such acceleration will occur.

10. TERMINATION OR SUSPENSION OF THIS PLAN.

The Board or the Compensation Committee may suspend or terminate this Plan at any time. This Plan will terminate automatically on the tenth (10th) anniversary of the Effective Date; provided, however, that no Incentive Stock Option may be granted more than 10 years after the later of (i) the Adoption Date and (ii) the adoption by the Board of any amendment to this Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code. No Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

11. EFFECTIVE DATE OF PLAN.

This Plan, as amended and restated, was approved by the Board on February 13, 2025, and will become effective on the Effective Date. No Award may be granted under this Plan, as amended and restated, prior to the Effective Date. This Plan, as amended and restated, shall continue in effect for a term of ten (10) years after the date on which the stockholders of the Company approve this Plan, unless sooner terminated by action of the Board or the Compensation Committee.

12. CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. DEFINITIONS.

As used in this Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "**Adoption Date**" means April 19, 2024, the date this Plan was originally adopted by the Board.

(b) "**Affiliate**" means, at the time of determination, any "parent" or "subsidiary" of the Company, as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(c) "**Award**" means a Stock Award.

(d) "**Award Document**" means a written agreement between the Company and a Participant, or a written notice issued by the Company to a Participant, evidencing the terms and conditions of an Award.

(e) "**Board**" means the Board of Directors of the Company.

(f) "**Capitalization Adjustment**" means any change that is made in, or other events that occur with respect to, the Common Stock subject to this Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(g) "**Cause**" will have the meaning ascribed to such term in any written agreement between the Participant and the Company or any Subsidiary defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) Participant's failure substantially to perform his or her duties and responsibilities to the Company or any Subsidiary or violation of a policy of the Company or any Subsidiary, including policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (ii) Participant's commission of, or plea of guilty or no contest to, any felony or act of fraud, embezzlement, dishonesty or any other act involving a breach of fiduciary duty with respect to the Company or any Subsidiary, or any other misconduct that has caused or is reasonably expected to result in injury to the Company or any Subsidiary; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company or any Subsidiary; or (iv) Participant's breach of any of his or her obligations under any written agreement or covenant with the Company or any Subsidiary, including, without limitation, a breach of any employment, consulting, confidentiality, non-competition, non-solicitation, non-disparagement or similar agreement. The determination as to whether a Participant is being terminated for Cause will be made in good faith by the Company and will be final and binding on the Participant. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company, any Affiliate or such Participant for any other purpose.

(h) "**Change in Control**," unless otherwise defined in an award agreement, means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction that would not constitute a Change in Control under clause (ii) below. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the "**Subject Person**") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing 50% or more of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) 50% or more of the combined outstanding voting power of the ultimate parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) during any period of 24 months, individuals who, at the beginning of such period, are members of the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member subsequent to the Effective Date was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Subsidiary and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board may, in its sole discretion and without a Participant's consent, amend the definition of "Change in Control" to conform to the definition of "Change in Control" under Section 409A of the Code, and the regulations thereunder.

(i) "**Code**" means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(j) "**Committee**" means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k) "**Compensation Committee**" means the Compensation Committee of the Board.

(l) "**Common Stock**" means the common stock of the Company.

(m) "**Company**" means Stem, Inc., a Delaware corporation.

(n) "**Consultant**" means any person, including an advisor, who is (i) engaged by the Company or a Subsidiary to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of a Subsidiary and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of this Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form Registration Statement on Form S-8 or a successor form under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(o) "**Continuous Service**" means that the Participant's service with the Company or a Subsidiary, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or a Subsidiary as an Employee, Consultant or Director or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or a Subsidiary, will not terminate a Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of a Subsidiary or to a Director will not constitute an interruption of Continuous Service. If the Entity for which a Participant is rendering services ceases to qualify as a Subsidiary, as determined by the Board in its sole discretion, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as a Subsidiary. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, a Subsidiary, or their successors. In addition, if required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder). A leave of absence will be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the applicable Award Document, the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by applicable law.

(p) "**Director**" means a member of the Board.

(q) "**Disability**" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(C)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(r) "**Effective Date**" means the date this Plan is approved by the Company's stockholders.

(s) "**Employee**" means any person providing services as an employee of the Company or a Subsidiary. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of this Plan.

(t) "**Entity**" means a corporation, partnership, limited liability company or other entity.

(u) "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(v) "**Exchange Act Person**" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(w) "**Fair Market Value**" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock as of any date of determination will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(x) "**Incentive Stock Option**" means an option granted pursuant to Section 5 of this Plan that is intended to be, and that qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(y) "**Non-Employee Director**" means a Director who either (i) is not a current employee or officer of the Company or a Subsidiary, does not receive compensation, either directly or indirectly, from the Company or a Subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the

Securities Act ("**Regulation S-K**")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3 of the Exchange Act.

(z) "**Nonstatutory Stock Option**" means any option granted pursuant to Section 5 of this Plan that does not qualify as an Incentive Stock Option.

(aa) "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(bb) "**Option**" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to this Plan.

(cc) "**Option Agreement**" means an Award Document evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of this Plan.

(dd) "**Optionholder**" means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.

(ee) "**Original Effective Date**" means May 29, 2024.

(ff) "**Own**," "**Owned**," "**Owner**," "**Ownership**" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(gg) "**Participant**" means a person to whom an Award is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Stock Award.

(hh) "**Performance Goals**" means, for a Performance Period, the one or more performance goals established by the Board, the Committee, or an authorized Officer, as the case may be. The Board, the Committee, or an authorized Officer, as the case may be, retains the discretion to define the manner of calculating the performance criteria it selects to use in respect of the Performance Goals established for a Performance Period.

(ii) "**Performance Period**" means the period of time selected by the Board or the Committee over which the attainment of one or more performance goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board or the Committee.

(jj) "**Plan**" means this 2024 Equity Incentive Plan of Stem, Inc., as amended and restated from time to time.

(kk) "**Prior Plans**" mean the Stem, Inc. 2021 Equity Incentive Plan and the Stem, Inc. 2009 Equity Incentive Plan.

(ll) "**Restricted Stock Award**" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(mm) "**Restricted Stock Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Document will be subject to the terms and conditions of this Plan.

(nn) "**Restricted Stock Unit Award**" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(oo) "**Restricted Stock Unit Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Document will be subject to the terms and conditions of this Plan.

(pp) "**Securities Act**" means the U.S. Securities Act of 1933, as amended.

(qq) "**Stock Appreciation Right**" or "**SAR**" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(rr) "**Stock Appreciation Right Award Document**" means an Award Document evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Award Document will be subject to the terms and conditions of this Plan.

(ss) "**Stock Award**" means any right to receive Common Stock granted under this Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, or a Stock Appreciation Right.

(tt) "**Stock Award Document**" means an Award Document evidencing the terms and conditions of a Stock Award grant. Each Stock Award Document will be subject to the terms and conditions of this Plan.

(uu) "**Subsidiary**" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(vv) "**Ten Percent Stockholder**" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

APPENDIX B: CERTIFICATE OF AMENDMENT TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF STEM, INC.

Stem, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

1. The current name of the Corporation is Stem, Inc., and the Corporation was originally incorporated pursuant to the General Corporation Law on October 29, 2018 under the name Roaring Fork Acquisition Corp.

2. The Corporation's Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 28, 2021 (the "Certificate of Incorporation").

3. The amendments to the Certificate of Incorporation set forth in this Certificate of Amendment were duly authorized and adopted in accordance with Section 242 of the General Corporation Law.

4. The amendments to the existing Certificate of Incorporation being effected hereby are to amend and restate in its entirety Section 4.1 of Article IV of the Certificate of Incorporation to read as follows:

"Section 4.1 Authorized Stock.[1]

(a) Authorized Stock.[2] The total number of shares that the Corporation shall have authority to issue is   shares, of which   shares shall be designated as common stock, par value $0.0001 per share (the "Common Stock"), and 1,000,000 shares shall be designated as preferred stock, par value $0.0001 per share (the "Preferred Stock").

(b) Reverse Stock Split. Effective as of 12:01 a.m. Eastern Time on   (the "Effective Time"), each   shares of the Corporation's Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the "Reverse Stock Split"). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest and subject to withholding taxes, as applicable) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price of Common Stock on the New York Stock Exchange on the first business day immediately preceding the Effective Time (as adjusted in good faith by the Corporation to account for the reverse stock split ratio). The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. Each certificate or book entry position that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such certificate or book entry position has been combined, subject to the elimination of fractional interests set forth above."

5. This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 12:01 a.m. Eastern Time on   .

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its Chief Legal Officer and Secretary this   day of   .

By: _____

Saul Laureles
Chief Legal Officer & Secretary

(1) These amendments implement Proposals 5 and 6 and reflect the combination of any whole number of shares of the Company's common stock between and including 10 and 20 into one share of the Company's common stock and, at certain Reverse Stock Split ratios, the reduction in the total number of authorized shares of the Company's common stock (with respect to such Authorized Shares Reduction, see note 2 below). If only Proposal 5 is approved by stockholders and implemented by the Board, or if the Reverse Stock Split is implemented at a ratio of 10:1, the Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only the language reflected in Section 4.1(b) "Reverse Stock Split" at a ratio determined by the Board to be in the best interests of the Company and its stockholders.

(2) Assuming Proposals 5 and 6 are both approved by the required stockholder vote and the Board elects to effect a Reverse Stock Split, at certain ratios, the number of authorized shares of the Company's common stock would be reduced (thereby effecting a reduction in the Company's total authorized capital stock).